Exhibit 99.1

ANNUAL REPORT WHEATON PERCIOUS METALS 2020

Wheaton is the world’s premier precious metals streaming company with the highest-quality portfolio of long-life, low-cost assets. Its business model offers investors commodity price leverage and exploration upside but with a much lower risk profile than a traditional mining company. Wheaton delivers amongst the highest cash operating margins in the mining industry, allowing it to pay a competitive dividend and continue to grow through accretive acquisitions. As a result, Wheaton has consistently outperformed gold and silver, as well as other mining investments. Wheaton creates sustainable value through streaming.

LETTER FROM THE PRESIDENT & CEO Dear Shareholders, To say 2020 was an unprecedented year in modern history feels like an understatement; however, it has also been a time to focus on what is most important and re-emerge stronger than before. At Wheaton, that is exactly what we did. Holding true to our mandate, we found ways to help all of our stakeholders despite the challenges, especially those most in need. Early in the onset of the pandemic, Wheaton more than doubled its budget for charitable giving with the launch of a COVID-19 relief fund, primarily focused on supporting the front-line workers in the communities around the mines from which we receive metal. We worked closely with our mining partners to ensure that they were able to maintain operations while protecting the health and safety of their workforces. Our corporate development team found creative ways to complete due diligence and to add accretive new streams to our portfolio. Even with this growth, Wheaton was able to raise its dividend by over 30% during 2020 as well as reduce net debt1 to nearly zero by the end of the year. As a result of these efforts and favourable commodity prices, we were able to deliver value to our shareholders with our share price increasing by over 40% in 2020. Wheaton was able to raise its dividend by over 30% as well as reduce net debt1 to nearly zero. At Wheaton, the welfare of our employees, our mining partners and the communities surrounding our underlying assets has always been a top priority. I was pleased to see our mining partners respond quickly with the adoption of new protocols and measures to reduce risk, and ensure safe operations and minimal impact to production. 1. Please refer to non-IFRS measures on page 46 of the financial statements. RANDY SMALLWOOD, President & CEO

Gold’s attraction as a safe haven in times of uncertainty saw the metal reach new all-time highs. RESULTS & OPERATIONS The benefits and value of having a high-quality, geographically diversified portfolio of low-cost assets were especially apparent in 2020. Despite the numerous challenges posed by the pandemic, our portfolio demonstrated its resiliency with production coming in at the higher end of our adjusted guidance range with over 670 thousand gold equivalent ounces produced. During 2020, Wheaton produced 367 thousand ounces of gold, 22.9 million ounces of silver and 22 thousand ounces of palladium. Record revenue of over $1 billion, $765 million in cash flow generation and record dividend distribution of approximately $190 million. Unsurprisingly, gold’s attraction as a safe haven in times of uncertainty saw the metal reach new all-time highs at the peak of the outbreak in 2020. Silver soon followed with gains of its own and has gone on to reach its highest levels since the most recent significant price rally almost a decade ago. Wheaton’s leverage to these increasing commodity prices coupled with our solid production base resulted in record revenue of over $1 billion, $765 million in cash flow generation and record dividend distribution of approximately $190 million to shareholders. CORPORATE DEVELOPMENT Despite travel restrictions, our corporate development team was busier than ever in 2020, closing two streaming agreements and reviewing hundreds of other opportunities. We quickly adapted to the new environment and developed virtual methods for due II WHEATON PRECIOUS METALS | 2020 ANNUAL REPORT diligence, which allowed us to continue to review potential new acquisitions with the same rigor as our usual process. We were excited to add two high-quality assets to our portfolio, a gold and silver stream on the Marmato mine located in Colombia and a silver stream on the Cozamin mine in Mexico, which we are welcoming back to our asset base after our previous stream ended in 2017. Both projects demonstrate strong upside potential and will provide our shareholders with further opportunity for organic growth. At Wheaton, we take a strategic and disciplined approach to utilizing operating cash flow and will only look to deploy capital for acquisitions that are accretive to our shareholders. Ninety percent of Wheaton’s production comes from assets that fall in the lowest half of the cost curve. Looking ahead, we will continue to focus on acquiring precious metals streams that complement this high-quality portfolio. ORGANIC GROWTH Wheaton’s current portfolio of assets includes 24 operating mines and seven development stage projects. These assets have over 30 years of mine life based on current reserves and a healthy resource base with significant potential for organic growth. Our portfolio is unparalleled in the industry and offers our shareholders exposure to some of the best mines in the world. These assets have over 30 years of mine life based on reserves and a healthy resource base with significant potential for organic growth. We look forward to continued steady organic growth from our existing asset base over the next five years and, given the strong tenure of our reserve and resource base, we have introduced ten-year production guidance for the first time in addition to our typical one-year and five-year forecasts. Average production is expected to increase primarily due to continued production growth from Salobo, Constancia, Peñasquito and Stillwater as well as incremental ounces from the Marmato, Cozamin and Voisey’s Bay streams.

ESG & SUSTAINABILITY The importance of delivering shareholder value while minimizing our impacts and supporting our local communities was never more evident than in 2020. To support our mining partners and local communities, we launched the $5 million COVID-19 relief fund to help address and alleviate the impacts of the pandemic, which more than doubled our existing community investment budget. At the end of 2020, over $3 million had been deployed in support of initiatives with our mining partners and frontline organizations including food banks, shelters and hospitals. Wheaton has always been a sustainability leader in the precious metals streaming space, undertaking a broad range of initiatives such as the COVID-19 relief fund and significantly increasing disclosure around ESG risk management through the release of our inaugural Sustainability Report. By addressing and minimizing exposure to ESG-related risks and issues, Wheaton has strengthened our foundation for long-term sustainability. We were honoured to be recognized by several ESG rating providers for our performance in this area with sector leading scores. We were honoured to be recognized by several ESG rating providers for our performance in this area with sector leading scores. LONDON STOCK EXCHANGE In October 2020, our entire issued share capital was admitted to trading on the London Stock Exchange’s Main Market for listed securities. By listing on the London Stock Exchange, we intend to broaden our investment base to those looking for exposure to precious metals and provide another point of entry for new internationally based shareholders to invest in Wheaton. The listing will enhance the Company’s availability to investors around the world while increasing our profile as the company continues to grow globally. WHEATON PRECIOUS METALS | 2020 ANNUAL REPORT III LOOKING AHEAD Leadership and teams are truly tested during times of adversity. I am incredibly proud of the Wheaton team and their ability to stay on course during such a difficult time in world history. We have emerged stronger than ever, with a solid, sustainable foundation and a very promising future. With our success against a backdrop of global uncertainty, I consider it our privilege and our responsibility, as corporate citizens to continue to provide charitable support where it is needed the most. It is the right thing to do. As the world recovers from the impacts of the pandemic, widespread fiat currency devaluation and inflationary pressures are likely to present a favorable environment for precious metals, and therefore for our company. With our value-creating business model, commitment to operating responsibly and focus on high-quality assets, we will continue to provide investors with what we consider to be the best vehicle for investing into precious metals. To all of our stakeholders; our shareholders, partners, board of directors, employees and communities: we are dedicated to delivering sustainable value through streaming to all of you, and we thank you once again for your continued trust and confidence. We look forward to updating you on our progress throughout the year. RANDY SMALLWOOD, President & CEO March 11, 2021

FINANCIALS MANAGEMENT’S DISCUSSION AND ANALYSIS    2 FINANCIAL STATEMENTS 65

Management’s Discussion and Analysis of Results of Operations and Financial Condition for the Year Ended December 31, 2020

This Management’s Discussion and Analysis (“MD&A”) should be read in conjunction with Wheaton Precious Metals Corp.’s (“Wheaton” or the “Company”) consolidated financial statements for the year ended December 31, 2020 and related notes thereto which have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”). Reference to Wheaton or the Company includes the Company’s wholly-owned subsidiaries. This MD&A contains “forward-looking” statements that are subject to risk factors set out in the cautionary note contained on page 56 of this MD&A as well as throughout this document. All figures are presented in United States dollars unless otherwise noted. This MD&A has been prepared as of March 11, 2021.

Table of Contents

Overview	3

COVID-19 Update	3

Operational Overview	4

Highlights	5

Outlook	6

Mineral Stream Interests	7

Mineral Royalty Interest	9

Long-Term Equity Investments	10

Convertible Notes Receivable	12

Summarized Financial Results	14

Summary of Ounces Produced	15

Summary of Ounces Sold	16

Quarterly Financial Review	17

Results of Operations and Operational Review	18

Liquidity and Capital Resources	27

Share Capital	33

Financial Instruments	33

Risks and Uncertainties	34

Critical Accounting Estimates	43

New Accounting Standards Effective in 2020	45

Non-IFRS Measures	46

Subsequent Events	49

Controls and Procedures	49

Attributable Reserves and Resources	50

Cautionary Note Regarding Forward-Looking Statements	56

WHEATON PRECIOUS METALS 2020 ANNUAL REPORT [2]

Overview

Wheaton Precious Metals Corp. is a precious metal streaming company which generates its revenue primarily from the sale of precious metals (gold, silver and palladium). The Company is listed on the New York Stock Exchange (“NYSE”) and the Toronto Stock Exchange (“TSX”) and trades under the symbol WPM. Additionally, on October 28, 2020, the Company’s common shares commenced trading on the Main Market of the London Stock Exchange (“LSE”) under the symbol WPM.

As of December 31, 2020, the Company has entered into 25 long-term purchase agreements (three of which are early deposit agreements), with 19 different mining companies, for the purchase of precious metals and cobalt (“precious metal purchase agreements” or “PMPA”) relating to 24 mining assets which are currently operating, 7 which are at various stages of development and 1 which has been placed in care and maintenance, located in 12 countries. Pursuant to the PMPAs, Wheaton acquires metal production from the counterparties for an initial upfront payment plus an additional cash payment for each ounce or pound delivered which is fixed by contract, generally at or below the prevailing market price. Attributable metal production as referred to in this MD&A and financial statements is the metal production to which Wheaton is entitled pursuant to the various PMPAs. During the year ended December 31, 2020, the per ounce price paid by the Company for the metals acquired under the agreements averaged $5.28 for silver, $426 for gold and $389 for palladium. The primary drivers of the Company’s financial results are the volume of metal production at the various mining assets to which the PMPAs relate and the price realized by Wheaton upon the sale of the metals received.

COVID-19 Update

Business Continuity and Employee Health and Safety

In accordance with local government restrictions and guidelines, Wheaton temporarily closed its physical offices in mid-March 2020 and successfully transitioned to telecommuting for all of its employees. During the third quarter of 2020, the physical offices were re-opened on a voluntary basis. As Wheaton has always maintained detailed business continuity plans, the transition to working remotely was seamless with an uninterrupted flow of business.

Partner Operations

Wheaton has completed a thorough review of operations with our counterparties to better understand their policies and procedures around COVID-19. We have been advised that each operation has a crisis management team in place and will make decisions according to their local situation and applicable laws, as well as considering the health and safety of their employees. During the second quarter of 2020, six partner operations located in Mexico and Peru on which the Company has PMPAs were temporarily suspended due to government restrictions focused on reducing the impacts of COVID-19, including the Constancia, Yauliyacu, San Dimas, Los Filos, Peñasquito and Antamina mines. The Peruvian government issued a decree on May 3, 2020 indicating large mines would be able to reopen subject to approval of certain protocols, while on May 13, 2020, the federal government of Mexico announced the designation of mining as an essential activity beginning May 18, 2020. All these mining operations resumed operations during the third quarter and remained in operation for the balance of the year. Additionally, operations at the Voisey’s Bay mine, located in Canada, were temporarily suspended, with underground development resuming in late May and operations reaching full capacity in August. The Company received its first shipment of cobalt under the Voisey’s Bay PMPA in February 2021.

There can be no assurance that our partners’ operations that are currently operational will continue to remain operational for the duration of the COVID-19 virus pandemic.

Community Support and Response Fund relative to the COVID-19 pandemic

During the second quarter of 2020, Wheaton announced the launch of a $5 million Community Support and Response Fund (the “CSR Fund”) in order to support the global efforts to combat the COVID-19 pandemic and its impacts on our communities. The CSR Fund is designed to meet the immediate needs of the communities in which Wheaton operates and around the mines from which Wheaton receives precious metals. This fund is incremental to Wheaton’s already active Community Investment Program that currently provides support to over 50 programs in multiple communities around the world.

To December 31, 2020, the Company has made donations totalling $3 million under this program.

WHEATON PRECIOUS METALS 2020 ANNUAL REPORT [3]

Operational Overview

	Q4 2020	Q4 2019	Change	2020	2019	Change
Ounces produced
Gold	93,137	107,054	(13.0) %	367,419	406,504	(9.6) %
Silver	6,509	5,908	10.2%	22,892	22,396	2.2%
Palladium	5,672	6,057	(6.4) %	22,187	21,993	0.9%
Gold equivalent [2]	178,801	186,027	(3.9) %	671,713	704,579	(4.7) %
Silver equivalent [2]	14,900	15,502	(3.9) %	55,976	58,715	(4.7) %
Ounces sold
Gold	86,243	89,223	(3.3) %	369,553	389,086	(5.0) %
Silver	4,576	4,684	(2.3) %	19,232	17,703	8.6%
Palladium	4,591	5,312	(13.6) %	20,051	20,681	(3.0) %
Gold equivalent [2]	147,277	152,514	(3.4) %	627,063	629,098	(0.3) %
Silver equivalent [2]	12,273	12,709	(3.4) %	52,255	52,425	(0.3) %
Change in PBND [3]
Gold	(4,159)	13,141	17,300	(26,885)	(998)	25,887
Silver	1,048	345	(703)	344	1,201	857
Palladium	981	709	(272)	725	(411)	(1,136)
Gold equivalent [2]	9,728	18,232	8,504	(21,791)	12,869	34,660
Silver equivalent [2]	811	1,519	708	(1,816)	1,072	2,888
Per ounce metrics
Sales price
Gold	$1,882	$1,483	26.9%	$1,767	$1,391	27.0%
Silver	$24.72	$17.36	42.4%	$20.78	$16.29	27.6%
Palladium	$2,348	$1,804	30.2%	$2,183	$1,542	41.6%
Gold equivalent [2]	$1,943	$1,464	32.7%	$1,748	$1,369	27.7%
Silver equivalent [2]	$23.32	$17.56	32.8%	$20.98	$16.43	27.7%
Cash costs [4]
Gold [4]	$433	$426	(1.6)%	$426	$421	(1.2)%
Silver [4]	$5.51	$5.13	(7.4)%	$5.28	$5.02	(5.2)%
Palladium [4]	$423	$321	(31.8)%	$389	$273	(42.5)%
Gold equivalent [2]	$438	$418	(4.8)%	$425	$411	(3.4)%
Silver equivalent [2]	$5.26	$5.02	(4.8)%	$5.10	$4.93	(3.4)%
Cash operating margin [4]
Gold [4]	$1,449	$1,057	37.1%	$1,341	$970	38.2%
Silver [4]	$19.21	$12.23	57.1%	$15.50	$11.27	37.5%
Palladium [4]	$1,925	$1,483	29.8%	$1,794	$1,269	41.4%
Gold equivalent [2]	$1,505	$1,046	43.9%	$1,323	$958	38.1%
Silver equivalent [2]	$18.06	$12.54	44.0%	$15.88	$11.50	38.1%
Total revenue	$286,212	$223,222	28.2%	$1,096,224	$861,332	27.3%
Gold revenue	$162,299	$132,342	22.6%	$652,827	$541,045	20.7%
Silver revenue	$113,131	$81,296	39.2%	$399,625	$288,401	38.6%
Palladium revenue	$10,782	$9,584	12.5%	$43,772	$31,886	37.3%
Net earnings	$157,221	$77,524	103%	$507,804	$86,138	489.5%
Per share	$0.350	$0.173	102.3%	$1.132	$0.193	486.5%
Adjusted net earnings [4]	$149,441	$74,473	100.7%	$503,335	$242,745	107.4%
Per share [4]	$0.333	$0.166	100.6%	$1.122	$0.544	106.3%
Operating cash flows	$207,962	$131,867	57.7%	$765,442	$501,620	52.6%
Per share [4]	$0.463	$0.295	56.9%	$1.706	$1.125	51.6%
Dividends paid [5]	$53,914	$40,252	33.9%	$188,486	$160,656	17.3%
Per share	$0.12	$0.09	33.3%	$0.42	$0.36	16.7%

1)	All amounts in thousands except gold and palladium ounces produced and sold, per ounce amounts and per share amounts.
2)

Please refer to the tables on the bottom of pages 18, 19, 21 and 22 for further information on the methodology of converting production and sales volumes to gold-equivalent ounces (“GEOs”) and silver-equivalent ounces (“SEOs”).

3)

Represents the increase (decrease) in payable ounces produced but not delivered (“PBND”) relative to the various mines that the Company derives precious metal from. Payable ounces PBND will be recognized in future sales as they are delivered to the Company under the terms of their contracts. Payable ounces PBND to Wheaton is expected to average approximately two to three months of annualized production for both gold and palladium and two months for silver but may vary from quarter to quarter due to a number of factors, including mine ramp-up and the timing of shipments.[1]

4)	Refer to discussion on non-IFRS measures beginning on page 46 of this MD&A.
5)	Dividends declared in the referenced calendar quarter, relative to the financial results of the prior quarter.

[1]

Statements made in this section contain forward-looking information with respect to forecast ounces produced but not yet delivered and readers are cautioned that actual outcomes may vary. Please see “Cautionary Note Regarding Forward-Looking Statements” for material risks, assumptions and important disclosure associated with this information.

WHEATON PRECIOUS METALS 2020 ANNUAL REPORT [4]

Highlights

Operations

●

During the three and twelve-months ended December 31, 2020, Wheaton generated revenue of $286 million (57% gold, 39% silver and 4% palladium) and $1,096 million (60% gold, 36% silver and 4% palladium), respectively, with revenue for the annual period representing a record for the Company.

●

During the three months ended December 31, 2020, gold equivalent payable ounces produced but not delivered (“PBND”) relative to the various mines that the Company derives precious metal from increased by 9,700 ounces, while during the 12 month period it decreased by 21,800 ounces.

●

During the three and twelve-months ended December 31, 2020, Wheaton generated operating cash flow of $208 million and $765 million, respectively, with operating cash flow for the annual period representing a record for the Company. This represented a 58% and 53% increase relative to the comparable periods of the prior year.

●	During the three and twelve-months ended December 31, 2020, Wheaton reduced its net debt[1] by $275 million and $768 million, respectively.

●	Relative to the comparable three-month period of the prior year:

o

The decrease in attributable gold production was primarily due to lower throughput at Salobo coupled with lower production at 777 resulting from the temporary suspension of operations following the skip hoist incident in October 2020.

o	The increase in attributable silver production was primarily due to higher grades at Antamina.

o	The increase in adjusted net earnings was primarily due to higher margins resulting from a 33% increase in the realized gold equivalent price.

●	Relative to the comparable twelve-month period of the prior year:

o	During the second quarter of 2020, operations at 6 of the 20 operating mining assets to which the PMPAs relate were temporarily suspended as a result of the COVID-19 virus pandemic.

o

The decrease in attributable gold production was primarily due to lower production at Salobo, where production in the second quarter was adversely impacted by COVID 19, coupled with lower production at Sudbury, Constancia and San Dimas, also impacted by COVID-19, partially offset by the resumption of mining at Minto.

o

The increase in attributable silver production is a result of higher production at Peñasquito, where 2019 production was negatively impacted by an illegal blockade, partially offset by lower production at Constancia and Yauliyacu, with production at these mine sites being adversely impacted by COVID 19.

o	The increase in adjusted net earnings was primarily due to higher margins resulting from a 28% increase in the realized gold equivalent price.

●	On March 11, 2021, the Board of Directors declared a dividend in the amount of $0.13 per common share representing an increase of 30% relative to the comparable period in 2020.

Corporate Development

●	On November 5, 2020, the Company announced that it had entered into a PMPA with Aris Gold Corporation (“Aris Gold”, formerly Caldas Gold Corp.) for the Marmato mine located in Colombia.

●	On December 11, 2020, the Company announced that it had entered into a precious metals purchase agreement with Capstone Mining Corp. (“Capstone”) in respect of the Cozamin Mine located in Mexico.

Other

●

On April 16, 2020, the Company established an at-the-market equity program that allows the Company to issue up to $300 million worth of common shares from treasury to the public from time to time at the Company’s discretion and subject to regulatory requirements.

●

On October 28, 2020, the Company’s common shares were admitted to the Standard Segment of the Official List of the UK Financial Conduct Authority (“FCA”) and commenced trading on the Main Market of the LSE under the symbol WPM.

●	During 2020, the company received $163 million in proceeds from the sale of long term equity investments including First Majestic Silver Corp. (“First Majestic”).

[1]	As explained in non-IFRS measure (v) on page 48 of this MD&A, net debt equals bank debt less cash and cash equivalents.

WHEATON PRECIOUS METALS 2020 ANNUAL REPORT [5]

Outlook1

Wheaton’s estimated attributable production in 2021 as well as the 5-year average and 10-year annual gold equivalent production is as follows.

Metal	2021 Forecast [1]	5-year Annual Average (2021-2025) [2]	10-year Annual Average (2021-2030) [2]
Gold Ounces	370,000 to 400,000
Silver Ounces (‘000s)	22,500 to 24,000
Other Metals (Palladium & Cobalt) (GEOs)	40,000 to 45,000
Gold Equivalent Ounces[i] based on: $1,800 / oz gold, $25 / oz silver, $2,300 / oz palladium, $17.75 / lb cobalt	720,000 to 780,000	810,000	830,000

1)	Ounces produced represent the quantity of silver, gold and palladium contained in concentrate or doré prior to smelting or refining deductions.
2)

Five- and ten-year guidance does not include optionality production from Pascua Lama, Navidad, Cotabambas, Metatas, or additional expansions at Salobo outside of projects currently in construction. In addition, five-year guidance also does not include any production from Rosemont, Toroparu, Kutcho, or the Victor project at Sudbury.

In 2021, gold production is forecast to increase, mainly driven by growth at Salobo, San Dimas and Constancia. Silver production is forecast to increase as additional ounces from Cozamin and Keno Hill are expected to be partially offset by slight decreases at Peñasquito due to expected mine sequencing. At Constancia, Hudbay Minerals Inc. (“Hudbay”) announced that it has completed the Consulta Previa process in accordance with Peruvian law and has been granted the final permit for the development and operation of the Pampacancha deposit, which is expected to start production in later 2021. Palladium production is expected to remain stable in 2021 as per Sibanye-Stillwater’s prior announcement that the Blitz project at Stillwater is expected to experience a two-year delay due to COVID-19. Beginning January 1, 2021, Wheaton is eligible to start receiving cobalt production from Voisey’s Bay as per the precious metals purchase agreement with Vale.

Average production over the next five years is expected to increase primarily due to continued production growth from Salobo, Constancia, Peñasquito and Stillwater as well as incremental ounces from the Marmato, Cozamin and Voisey’s Bay streams. At Peñasquito, steady production is expected from 2023-2025 following a stripping campaign of the Chile Colorado pit. At Constancia, production from the Pampacancha deposit is included in Wheaton’s five year production average beginning later in 2021. Palladium and gold production from Stillwater is expected to increase with the continued ramp up of the Blitz project which is expected to reach full capacity in 2024. The expansion at the Salobo mine, which will increase mill throughput capacity by 50%, is also expected to begin contributing to gold production in 2023. And lastly, Wheaton does not include any production from Barrick Gold Corp.’s Pascua-Lama project or Hudbay’s Rosemont project in its estimated average five-year production guidance.

From a liquidity perspective, the $193 million of cash and cash equivalents as at December 31, 2020 combined with the liquidity provided by the available credit under the $2 billion revolving term loan (“Revolving Facility”) and ongoing operating cash flows positions the Company well to fund all outstanding commitments and known contingencies as well as providing flexibility to acquire additional accretive mineral stream interests.

[1]

Statements made in this section contain forward-looking information with respect to forecast production, funding outstanding commitments and continuing to acquire accretive mineral stream interests and readers are cautioned that actual outcomes may vary. Please see “Cautionary Note Regarding Forward-Looking Statements” for material risks, assumptions and important disclosure associated with this information.

WHEATON PRECIOUS METALS 2020 ANNUAL REPORT [6]

Mineral Stream Interests1

The following table summarizes the mineral stream interests currently owned by the Company:

Mineral Stream Interests	Mine Owner ¹	Location¹	Attributable Production	Per Ounce Production Payment [2,3]	Total Upfront Consideration Paid to Date ³	Cash Flow Generated to Date ³	Ounces Received to Date ³	Q4-2020 PBND [3,4]	Term ¹	Date of Original Contract
Gold
Salobo	Vale	BRA	75%	$412	$3,059,360	$1,357,225	1,411,229	44,568	LOM	28-Feb-13
Sudbury [5]	Vale	CAN	70%	$400	623,572	209,688	224,201	15,056	20 years	28-Feb-13
Constancia	Hudbay	PER	50% [6]	$408	135,000	77,821	80,654	263	LOM	8-Aug-12
San Dimas	FM	MEX	variable [7]	$606	220,000	94,278	105,233	2,993	LOM	10-May-18
Stillwater [8]	Sibanye	USA	100%	18% of spot	237,880	38,121	30,604	4,886	LOM	16-Jul-18
Other					400,342	481,090	489,648	3,824
Minto	PERE	CAN	100% [9]	75% of spot					LOM	20-Nov-08
Rosemont	Hudbay	USA	100%	$450					LOM	10-Feb-10
777 [10]	Hudbay	CAN	50%	$425					LOM	8-Aug-12
Marmato ¹¹	Aris	CO	6.5% ¹¹	18% of spot					LOM	5-Nov-20
					$4,676,154	$2,258,223	2,341,569	71,590
Silver
Peñasquito	Newmont	MEX	25%	$4.29	$485,000	$999,292	59,801	1,190	LOM	24-Jul-07
Antamina	Glencore	PER	33.75% ¹²	20% of spot	900,000	404,619	29,422	1,773	LOM	3-Nov-15
Constancia	Hudbay	PER	100%	$6.02	294,900	128,001	11,554	43	LOM	8-Aug-12
Other					880,408	1,290,530	94,376	1,480
Los Filos	Equinox	MEX	100%	$4.46					25 years	15-Oct-04
Zinkgruvan	Lundin	SWE	100%	$4.46					LOM	8-Dec-04
Yauliyacu	Glencore	PER	100% ¹³	$8.94					LOM	23-Mar-06
Stratoni	Eldorado	GRC	100%	$11.43					LOM	23-Apr-07
Neves-Corvo	Lundin	PRT	100%	$4.34					50 years	5-Jun-07
Aljustrel	Almina	PRT	100%[14]	50% of spot					50 years	5-Jun-07
Keno Hill	Alexco	CAN	25%	variable [15]					LOM	2-Oct-08
Minto	PERE	CAN	100%	$4.31					LOM	20-Nov-08
Pascua-Lama	Barrick	CHL/ARG	25%	$3.90					LOM	8-Sep-09
Rosemont	Hudbay	USA	100%	$3.90					LOM	10-Feb-10
777 [10]	Hudbay	CAN	100%	$6.26					LOM	8-Aug-12
Navidad	PAAS	ARG	12.5%	$4.00					LOM	n/a [16]
Marmato ¹¹	Aris	CO	100% ¹¹	18% of spot					LOM	5-Nov-20
Cozamin	Capstone	MEX	50% [17]	10% of spot					LOM	10-Dec-20
					$2,560,308	$2,822,442	195,153	4,486
Palladium
Stillwater [8]	Sibanye	USA	4.5% [18]	18% of spot	$262,120	$69,781	49,449	5,597	LOM	16-Jul-18
Cobalt
Voisey’s Bay	Vale	CAN	42.4% [19]	18% of spot	$390,000	$-	-	-	LOM	11-Jun-18
Total					$7,888,582	$5,150,446

1)

Abbreviations as follows: FM = First Majestic Silver Corp; PERE = Pembridge Resources plc; PAAS = Pan American Silver Corp; BRA = Brazil; CAN = Canada; CHL = Chile, PER = Peru; MEX = Mexico; USA = United States; SWE = Sweden; GRC = Greece; PRT = Portugal; ARG = Argentina; CO = Colombia; and LOM = Life of Mine.

2)	Please refer to the section entitled “Contractual Obligations and Contingencies – Mineral Stream Interests” on page 29 of this MD&A for more information.
3)

All figures in thousands except gold and palladium ounces PBND and per ounce amounts. The total upfront consideration paid to date excludes closing costs and capitalized interest, where applicable. Please refer to the section entitled “Other Contractual Obligations and Contingencies” on page 30 of this MD&A for details of when the remaining upfront consideration to be paid becomes due.

4)	Payable gold, silver and palladium ounces PBND are based on management estimates. These figures may be updated in future periods as additional information is received.
5)

Comprised of the operating Coleman, Copper Cliff, Garson, Creighton and Totten gold interests as well as the non-operating Stobie and Victor gold interests. As of December 31, 2020, the Company has received approximately $210 million of operating cash flows relative to the Sudbury PMPA. Should the market value of gold delivered to Wheaton through the 20 year term of the contract, net of the per ounce cash payment, be lower than the initial $670 million refundable deposit, the Company will be entitled to a refund of the difference at the conclusion of the term.

6)

As Hudbay failed to achieve a minimum level of throughput at the Pampacancha deposit during 2019, Wheaton received an additional 8,020 ounces of gold in 2020. Should Hudbay fail to achieve a minimum level of throughput at the Pampacancha deposit during the 18 months ended June 30, 2021, Wheaton will be entitled to an additional 8,020 ounces of gold to be delivered in 4 quarterly installments beginning in the third quarter of 2021.

7)

The original San Dimas SPA, entered into on October 15, 2004, was terminated on May 10, 2018 and concurrently the Company entered into the new San Dimas PMPA. Under the terms of the San Dimas PMPA, the Company is entitled to an amount equal to 25% of the payable gold production plus an additional amount of gold equal to 25% of the payable silver production converted to gold at a fixed gold to silver exchange ratio of 70:1 from the San Dimas mine. If the average gold to silver price ratio decreases to less than 50:1 or increases to more than 90:1 for a period of 6 months or more, then the “70” shall be revised to “50” or “90”, as the case may be, until such time as the average gold to silver price ratio is between 50:1 to 90:1 for a period of 6 months or more in which event the “70” shall be reinstated. Effective April 1, 2020, the fixed gold to silver exchange ratio was revised to 90:1, with the 70:1 ratio being reinstated on October 15, 2020.

8)	Comprised of the Stillwater and East Boulder gold and palladium interests.
9)	The Company is entitled to acquire 100% of the first 30,000 ounces of gold produced per annum and 50% thereafter.
10)

As of December 31, 2020, the Company has received approximately $323 million of operating cash flows relative to the 777 PMPA. Should the market value of gold and silver delivered to Wheaton through the initial 40 year term of the contract, net of the per ounce cash payment, be lower than the initial $455 million upfront consideration, the Company will be entitled to a refund of the difference at the conclusion of the 40 year term.

11)	Once Wheaton has received 190,000 ounces of gold and 2.15 million ounces of silver the Company’s attributable gold and silver production will be reduced to 3.25% and 50%, respectively.
12)	Once Wheaton has received 140 million ounces of silver under the Antamina PMPA, the Company’s attributable silver production will be reduced to 22.5%.
13)	Glencore will deliver a per annum amount to Wheaton equal to the first 1.5 million ounces of payable silver produced at Yauliyacu and 50% of any excess.
14)	Wheaton only has the rights to silver contained in concentrate containing less than 15% copper at the Aljustrel mine.
15)

Effective July 2020, the price paid per ounce of silver delivered under the Keno Hill PMPA has been modified to be between 10% of the spot price of silver, when the market price of silver is at or above $23.00 per ounce, to 90% of the spot price of silver when the market price of silver is at or below $15.00 per ounce.

16)	Wheaton and PAAS have not yet finalized the definitive terms of the agreement.
17)	Once Wheaton has received 10 million ounces of silver under the Cozamin PMPA, the Company’s attributable silver production will be reduced to 33%.
18)

Once the Company has received 375,000 ounces of palladium under the Stillwater agreement, the Company’s attributable palladium production will be reduced to 2.25%, and once the Company has received 550,000 ounces of palladium under the agreement, the Company’s attributable palladium production will be reduced to 1%.

19)	Once the Company has received 31 million pounds of cobalt under the Voisey’s Bay agreement, the Company’s attributable cobalt production will be reduced to 21.2%.

[1]

Statements made in this section contain forward-looking information including the timing and amount of estimated future production and readers are cautioned that actual outcomes may vary. Please see “Cautionary Note Regarding Forward-Looking Statements” for material risks, assumptions and important disclosure associated with this information.

WHEATON PRECIOUS METALS 2020 ANNUAL REPORT [7]

Updates Relative to the Mineral Stream Interests

Acquisition of Marmato Precious Metals Purchase Agreement

On November 5, 2020, the Company announced that it had entered into a PMPA with Aris Gold Corp. (“Aris Gold”) (TSX:ARIS) in respect to the Marmato mine located in Colombia. Under the terms of the PMPA with Aris Gold, the Company will acquire from Aris Gold 6.5% of the gold production and 100% of the silver production until 190,000 ounces of gold and 2.15 million ounces of silver have been delivered, after which the stream drops to 3.25% of the gold production and 50% of the silver production for the life of mine. Under the Marmato PMPA, the Company is required to pay Aris Gold total cash consideration of $110 million, $34 million of which is payable once mining contract 014-89M is extended, $4 million of which is payable six months thereafter, and the remaining portion of which is payable during construction of the Marmato Deep Zone (“MDZ”) project, subject to receipt of required permits and licenses, sufficient financing having been obtained to cover total expected capital expenditures, and other customary conditions. In addition, the Company will make ongoing payments equal to 18% of the spot gold and silver price until the market value of gold and silver delivered to the Company, net of the per ounce cash payment, exceeds the initial upfront cash deposit, and 22% of the spot gold and silver price thereafter. The PMPA is effective July 1, 2020, though no production from Marmato has been included in 2020 operating results.

Acquisition of Cozamin Precious Metals Purchase Agreement

On December 11, 2020, the Company entered into an agreement with Capstone Mining Corp. (“Capstone”) (TSX: CS) in respect to the Cozamin Mine located in Zacatecas, Mexico. The Company paid Capstone upfront cash consideration of $150 million upon closing, which occurred on February 19, 2021, for 50% of the silver production until 10 million ounces (“Moz”) have been delivered, thereafter dropping to 33% of silver production for the life of the mine. In addition, Wheaton will make ongoing payments for silver ounces delivered equal to 10% of the spot silver price. The PMPA is effective December 1, 2020, though no production from Cozamin has been included in 2020 operating results.

Salobo – Mill Throughput Expansion

The Salobo mine currently has a mill throughput capacity of 24 million tonnes per annum (“Mtpa”). As per Vale S.A.’s (“Vale”) third quarter 2018 report, in October 2018 Vale’s Board of Directors approved the investment in the Salobo III mine expansion (the “Salobo Expansion”). The Salobo Expansion is proposed to include a third concentrator line and will use Salobo’s existing infrastructure. Vale anticipates that the Salobo Expansion, which is scheduled to start up in the first half of 2022, will result in an increase of throughput capacity from 24 Mtpa to 36 Mtpa once fully ramped up. As per Vale’s Fourth Quarter and Year End 2020 Performance Report, physical completion of the Salobo III mine expansion was 68% at the end of the fourth quarter.

Keno Hill – Recommencement of Mining Operations

Alexco Resource Corp (“Alexco”) reported on November 24, 2020 the commissioning of the Keno Hill District mill (“Keno Hill”) commencing as scheduled, with initial production of lead/silver and zinc concentrates underway. In order to help facilitate the resumption of mining, Wheaton agreed to modify the PMPA as it relates to the delivery payment per ounce of silver in exchange for 2 million common share purchase warrants from Alexco. Under the amendment, the price paid per ounce of silver delivered has been modified to be between 10% of the spot price of silver, when the market price of silver is at or above $23.00 per ounce, to 90% of the spot price of silver when the market price of silver is at or below $15.00 per ounce.

Los Filos – Illegal blockade

Equinox reported on September 4, 2020 that mining activities at its Los Filos mine in Mexico have been suspended since September 3, 2020 as the result of an illegal road blockade by members of the nearby Carrizalillo community. On December 23, 2020, Equinox reported that the blockade had been removed and access to the mine restored. The Los Filos mine has begun a staged restart and is working towards achieving full operations in January.

777 – Production Interruption

Hudbay reported on October 11, 2020 that production at its 777 mine had been temporarily suspended due to an incident that occurred on October 9th during routine maintenance of the hoist rope and skip, which is the bucket used to hoist ore from underground. The hoist rope detached from the skip, causing the skip to fall to the bottom of the shaft. On November 25, 2020, Hudbay announced that full production has resumed at its 777 mine following the skip hoist incident in October.

Stillwater – Blitz project delay

According to Sibanye-Stillwater Limited’s (“Sibanye-Stillwater”) Fourth Quarter 2020 Operating Update, COVID-19 has negatively affected productivity and caused equipment and material delays as a result of associated supply chain challenges. As a consequence, capital projects not on the project critical path were delayed in the interest of contractor deployment efficiency. As a result, the Blitz project is now expected to reach a steady state by 2024, a delay of up to two years.

Sibanye-Stillwater also reports that the Fill the Mill project at the East Boulder mine was brought in on time.

WHEATON PRECIOUS METALS 2020 ANNUAL REPORT [8]

Constancia – Pampacancha Delay

As per Hudbay’s MD&A for the year ended December 31, 2020, in early January 2021, Hudbay received the final mining permit for the development and operation of Pampacancha. Additionally, in January 2021, Hudbay commenced limited pre-development activities for Pampacancha, including haul road construction and site preparation work. Hudbay indicate that they continue to advance discussions with the remaining land user family at Pampacancha. Pre-stripping activities are expected to commence once the remaining land user agreement has been completed.

Hudbay also state that in late January 2021, new COVID-19 restrictions were announced by the government of Peru. Hudbay notes that as a result of these restrictions and the need to complete the remaining land user agreements, Hudbay no longer expects to mine four million tonnes of ore from the Pampacancha deposit by June 30, 2021. Hudbay also notes that if they fail to meet this milestone, they will be required to deliver an additional 8,020 ounces of gold to the Company in equal quarterly installments, commencing September 30, 2021 in accordance with the Constancia PMPA. Hudbay and the Company are currently in discussions about, among other things, alternatives to defer the additional gold deliveries over the Pampacancha mine life.

Barrick – Pascua-Lama Election

During the third quarter of 2020, the Company elected not to exercise its option to cancel the Pascua-Lama PMPA in exchange for a refund of $253 million.

Early Deposit Mineral Stream Interests

Early deposit mineral stream interests represent agreements relative to early stage development projects whereby Wheaton can choose not to proceed with the agreement once certain documentation has been received including, but not limited to, feasibility studies, environmental studies and impact assessment studies. Once Wheaton has elected to proceed with the agreement, the carrying value of the stream will be transferred to Mineral Stream Interests.

The following table summarizes the early deposit mineral stream interests currently owned by the Company:

						Attributable Production to be Purchased
Early Deposit Mineral Stream Interests	Mine Owner	Location of Mine	Upfront Consideration Paid to Date [1]	Upfront Consideration to be Paid [1,2]	Total Upfront Consideration¹	Gold		Silver		Term of Agreement	Date of Original Contract

Toroparu	Gold X	Guyana	$15,500	$138,000	$153,500	10%		50%		Life of Mine	11-Nov-13

Cotabambas	Panoro	Peru	10,000	130,000	140,000	25%	[3]	100%	[3]	Life of Mine	21-Mar-16

Kutcho	Kutcho	Canada	7,000	58,000	65,000	100%	[4]	100%	[4]	Life of Mine	14-Dec-17

			$32,500	$326,000	$358,500

1)	Expressed in thousands of United States dollars; excludes closing costs and capitalized interest, where applicable.
2)	Please refer to the section entitled “Other Contractual Obligations and Contingencies” on page 30 of this MD&A for details of when the remaining upfront consideration to be paid becomes due.
3)

Once 90 million silver equivalent ounces attributable to Wheaton have been produced, the attributable production will decrease to 16.67% of gold production and 66.67% of silver production for the life of mine.

4)	Once 51,000 ounces of gold and 5.6 million ounces of silver have been delivered to Wheaton, the stream will decrease to 66.67% of gold and silver production for the life of mine.

Toroparu - Development Update

Gold X Mining Corp. (“Gold X”) announced results from a Preliminary Economic Assessment (“PEA”) of its Toroparu Gold Project in Guyana (“Toroparu”) in a news release dated June 4, 2019, and subsequently filed the PEA on July 23, 2019. As per the PEA, Toroparu has been re-scoped to include the Sona Hill satellite deposit, modification of the processing strategy to start with gold-only production from a Carbon-in-Leach circuit for the initial ten years, and an expansion in year 11 to add flotation processing capacity. In connection with Wheaton’s Toroparu Early Deposit Agreement, Wheaton may elect to pay Gold X an additional upfront payment, payable on an installment basis to partially fund construction of the mine, in return for 10% of the gold and 50% of the silver for the life of the mine. Gold X has indicated that it has estimated revised, lower potential upfront payments from Wheaton as a result of the revised scope of the project, however such revised payments have not been approved by Wheaton. Gold X was to deliver a final feasibility study under the Toroparu Early Deposit Agreement on December 31, 2020. Gold X and the Company are currently in discussions about extending this date.

Mineral Royalty Interest

On August 7, 2014, the Company purchased a 1.5% net smelter return royalty interest (the “Royalty”) in the Metates properties located in Mexico from Chesapeake Gold Corp. (“Chesapeake”) for the life of mine. Under the terms of the agreement, the Company paid total upfront cash consideration of $9 million. In accordance with the terms of the agreement, on August 7, 2019, Chesapeake exercised its option to re-acquire two-thirds of the Royalty, or 1%, for $9 million. As a result, the Company’s Royalty has been reduced to 0.5%. The Company has reflected the transaction as a disposal of two-thirds of its original investment, resulting in a gain on disposal of $3 million. The Company also has a right of first refusal on any silver streaming, royalty or any other transaction on the Metates properties.

To date, no revenue has been recognized and no depletion has been taken with respect to this royalty agreement.

WHEATON PRECIOUS METALS 2020 ANNUAL REPORT [9]

Long-Term Equity Investments

The Company will, from time to time, invest in securities of companies for strategic purposes including, but not limited to, exploration and mining companies. The Company held the following investments as at December 31, 2020 and 2019:

(in thousands)	December 31 2020	December 31 2019

Common shares held	$196,241	$309,757

Warrants held	3,637	-

Total long-term equity investments	$199,878	$309,757

Common Shares Held

	Three Months Ended December 31, 2020
(in thousands)	Shares Owned (000’s)	% of Outstanding Shares Owned	Fair Value at Sep 30, 2020	Cost of Additions	Proceeds of Disposition [1]	Fair Value Adjustment Gains (Losses) [2]	Fair Value at Dec 31, 2020	Realized Gain on Disposal

Bear Creek	13,264	11.80%	$31,324	$-	$-	$1,285	$32,609	$-

Sabina	11,700	3.59%	22,630	-	-	7,603	30,233	-

First Majestic	7,155	3.23%	163,620	-	(113,365)	45,729	95,984	40,556

Other			34,433	-	-	2,982	37,415	-

Total			$252,007	$-	$(113,365)	$57,599	$196,241	$40,556

1)	Disposals during 2020 were made in order to capitalize on the share appreciation related to the strong commodity price environment.
2)	Fair Value Gains (Losses) are reflected as a component of Other Comprehensive Income (“OCI”).

	Three Months Ended December 31, 2019
(in thousands)	Shares Owned (000’s)	% of Outstanding Shares Owned	Fair Value at Sep 30, 2019	Cost of Additions	Proceeds of Disposition [1]	Fair Value Adjustment Gains (Losses) [2]	Fair Value at Dec 31, 2019	Realized Loss on Disposal

Bear Creek	13,264	12.84%	$19,832	$-	$-	$8,151	$27,983	$-

Sabina	11,700	3.95%	15,196	-	-	2,100	17,296	-

First Majestic	20,240	9.73%	183,978	-	-	64,159	248,137	-

Other			15,822	-	(1,518)	2,037	16,341	(1,515)

Total			$234,828	$-	$(1,518)	$76,447	$309,757	$(1,515)

1)	Shares disposed of during the fourth quarter of 2019 were no longer considered to have strategic value.
2)	Fair Value Gains (Losses) are reflected as a component of OCI.

WHEATON PRECIOUS METALS 2020 ANNUAL REPORT [10]

	Year Ended December 31, 2020

(in thousands)	Shares Owned (000’s)	% of Outstanding Shares Owned	Fair Value at Dec 31, 2019	Cost of Additions [1]	Proceeds of Disposition [2]	Fair Value Adjustment Gains (Losses) [3]	Fair Value at Dec 31, 2020	Realized Gain on Disposal

Bear Creek	13,264	11.80%	$27,983	$-	$-	$4,626	$32,609	$-

Sabina	11,700	3.59%	17,296	-	-	12,937	30,233	-

First Majestic	7,155	3.23%	248,137	-	(151,113)	(1,040)	95,984	56,644

Other			16,341	23,570	(11,829)	9,333	37,415	4,170

Total			$309,757	$23,570	$(162,942)	$25,856	$196,241	$60,814

1)  Includes,4,467,317 common shares of Gold X received upon the conversion of the Gold X Convertible Note see page 12 of this MD&A for more information

2)  Disposals during 2020 were made in order to capitalize on the share appreciation related to the strong commodity price environment

3)  Fair Value Gains (Losses) are reflected as a component of OCI.

	Year Ended December 31, 2019

(in thousands)	Shares Owned (000’s)	% of Outstanding Shares Owned	Fair Value at Dec 31, 2018	Cost of Additions	Proceeds of Disposition [1]	Fair Value Adjustment Gains (Losses) [2]	Fair Value at Dec 31, 2019	Realized Gain (Loss) on Disposal

Bear Creek	13,264	12.84%	$10,112	$-	$-	$17,871	$27,983	$-

Sabina	11,700	3.95%	10,549	-	-	6,747	17,296	-

First Majestic	20,240	9.73%	123,187	-	(5,395)	130,345	248,137	521

Other			20,905	893	(12,430)	6,973	16,341	(7,803)

Total			$164,753	$893	$(17,825)	$161,936	$309,757	$(7,282)

1)

Disposals of First Majestic shares during 2019 were initiated in order to reduce the Company’s ownership position in First Majestic to under 10% of the issued and outstanding common shares, while disposals of shares classified as Other were initiated as the holdings were no longer considered to have strategic value.

2)	Fair Value Gains (Losses) are reflected as a component of OCI.

Warrants Held

	Three Months Ended December 31, 2020

(in thousands)	Fair Value at Sep 30, 2020	Cost of Additions	Value of Warrants Converted into Shares	Fair Value Adjustment Gains (Losses)	Fair Value at Dec 31, 2020

Other	$2,455	$-	$-	$1,182	$3,637

	Three Months Ended December 31, 2019

(in thousands)	Fair Value at Sep 30, 2019	Cost of Additions	Value of Warrants Converted into Shares	Fair Value Adjustment Gains (Losses)	Fair Value at Dec 31, 2019

Other	$10	$-	$-	$(10)	$-

WHEATON PRECIOUS METALS 2020 ANNUAL REPORT [11]

	Year Ended December 31, 2020

(in thousands)	Fair Value at Dec 31, 2019	Cost of Additions [1]	Value of Warrants Converted into Shares	Fair Value Adjustment Gains (Losses)	Fair Value at Dec 31, 2020

Other	$-	$3,299	$-	$338	$3,637

1) Includes 2 million common share purchase warrants from Alexco with a fair value of $2 million (see page 8 of this MD&A for more information),

	Year Ended December 31, 2019

(in thousands)	Fair Value at Dec 31, 2018	Cost of Additions	Value of Warrants Converted into Shares	Fair Value Adjustment Gains (Losses)	Fair Value at Dec 31, 2019

Other	$-	$16	$-	$(16)	$-

The Company’s long-term investments in common shares (“LTI’s”) are held for long-term strategic purposes and not for trading purposes. As such, the Company has elected to reflect any fair value adjustments, net of tax, as a component of other comprehensive income (“OCI”). The cumulative gain or loss will not be reclassified to net earnings on disposal of these long-term investments but is reclassified to retained earnings.

While long-term investments in warrants are also held for long-term strategic purposes, they meet the definition of a derivative and therefore are classified as financial assets with fair value adjustments being recorded as a component of net earnings under the classification Other (Income) Expense. Warrants that do not have a quoted market price are valued using a Black-Scholes option pricing model.

By holding these long-term investments, the Company is inherently exposed to various risk factors including currency risk, market price risk and liquidity risk.

Convertible Notes Receivable

Kutcho Copper Corp.

Effective December 14, 2017, in connection with the Kutcho Early Deposit Agreement, the Company advanced to Kutcho $16 million (Cdn$20 million) and received the Kutcho Convertible Note. The Kutcho Convertible Note, which has a seven year term to maturity, carries interest at 10% per annum, compounded and payable semi-annually. Kutcho elected to defer the first six interest payments, with all deferred payments being due no later than December 31, 2023. The deferred interest carries interest at 15% per annum, compounded semi-annually.

At any time prior to the maturity date, the Company has the right to convert all or any part of the outstanding amount of the Kutcho Convertible Note, excluding outstanding deferred interest, into common shares of Kutcho at Cdn$0.8125 per share. Kutcho has the right to repay the Kutcho Convertible Note early, subject to the applicable pre-payment cash penalties as follows:

●	20% of the outstanding amount if pre-paid on or after 36 months until 60 months; and
●	15% of the outstanding amount if pre-paid on or after 60 months until maturity.

Gold X Mining Corp.

Effective December 24, 2019, in connection with the Toroparu Early Deposit Agreement, the Company advanced $10 million to Gold X as part of a $20 million 10% secured convertible debenture private placement offering completed by Gold X (the “Gold X Convertible Note”). The Gold X Convertible Note carried interest at 10% per annum, compounded semi-annually and payable annually.

Effective July 14, 2020, the Company elected to convert the outstanding principal relative to the Gold X Convertible Note into common shares of Gold X at Cdn$3.20 per share, with the outstanding amounts being converted into Canadian dollars using the exchange rate published by the Bank of Canada on July 13, 2020. In addition, the accrued interest relative to the Gold X Convertible Note was converted to common shares of Gold X at Cdn$3.57 per share. As a result, on July 14, 2020, the Company received 4,467,317 common shares of Gold X (see the section Long-Term Equity Investments of this MD&A) and the Gold X Convertible Note was retired.

WHEATON PRECIOUS METALS 2020 ANNUAL REPORT [12]

Convertible Notes Receivable Valuation Summary

The Kutcho Convertible Note is revalued quarterly by discounting the stream of future interest and principal payments at the rate of interest prevailing at the balance sheet date for instruments of similar term and risk, and adding this value to the value of the convertibility feature which is estimated using a Black-Scholes model based on assumptions including risk free interest rate, expected dividend yield, expected volatility and expected remaining life of the Kutcho Convertible Note.

The value of the Gold X Convertible Note, which was converted into common shares of Gold X effective July 14, 2020, was determined by reference to the value of the shares received. Prior to electing to convert this convertible note receivable into common shares of Gold X, the Gold X Convertible Note was revalued quarterly using the same methodology as the Kutcho Convertible Note above.

A summary of the fair value of these convertible instruments and the fair value changes recognized as a component of the Company’s net earnings during the three months and years ended December 31, 2020 and 2019 is presented below:

	Three Months Ended December 31, 2020

(in thousands)	Fair Value at Sep 30, 2020	Amount Advanced	Value Converted into Shares	Fair Value Adjustment Gains (Losses)	Fair Value at Dec 31, 2020

Kutcho	$10,836	$-	$-	$517	$11,353

	Three Months Ended December 31, 2019

(in thousands)	Fair Value at Sep 30, 2019	Amount Advanced	Value Converted into Shares	Fair Value Adjustment Gains (Losses)	Fair Value at Dec 31, 2019

Kutcho	$12,222	$-	$-	$(385)	$11,837

Gold X	-	10,000	-	19	10,019

Total	$12,222	$10,000	$-	$(366)	$21,856

	Year Ended December 31, 2020

(in thousands)	Fair Value at Dec 31, 2019	Amount Advanced	Value Converted into Shares	Fair Value Adjustment Gains (Losses)	Fair Value at Dec 31, 2020

Kutcho	$11,837	$-	$-	$(484)	$11,353

Gold X	10,019	-	(12,402)	2,383	-

Total	$21,856	$-	$(12,402)	$1,899	$11,353

	Year Ended December 31, 2019

(in thousands)	Fair Value at Dec 31, 2018	Amount Advanced	Value Converted into Shares	Fair Value Adjustment Gains (Losses)	Fair Value at Dec 31, 2019

Kutcho	$12,899	$-	$-	$(1,062)	$11,837

Gold X	-	10,000	-	19	10,019

Total	$12,899	$10,000	$-	$(1,043)	$21,856

WHEATON PRECIOUS METALS 2020 ANNUAL REPORT [13]

Summarized Financial Results

	Dec 31, 2020	Dec 31, 2019	Dec 31, 2018
Attributable precious metal production (ounces)
Gold	367,419	406,504	383,976
Silver (000’s)	22,892	22,396	24,405
Palladium	22,187	21,993	14,686
GEOs [1]	671,713	704,579	696,419
SEOs (000’s) [1]	55,976	58,715	58,035
Precious metal sales (ounces)
Gold	369,553	389,086	349,168
Silver (000’s)	19,232	17,703	21,733
Palladium	20,051	20,681	8,717
GEOs [1]	627,063	629,098	621,585
SEOs (000’s) [1]	52,255	52,425	51,799
Average realized price ($‘s per ounce)
Gold	$1,767	$1,391	$1,264
Silver	$20.78	$16.29	$15.81
Palladium	$2,183	$1,542	$1,060
GEO [1]	$1,748	$1,369	$1,277
SEO [1]	$20.98	$16.43	$15.33
Average cash cost ($‘s per ounce) [2]
Gold	$426	$421	$409
Silver	$5.28	$5.02	$4.67
Palladium	$389	$273	$190
GEO [1]	$425	$411	$395
SEO [1]	$5.10	$4.93	$4.75
Average depletion ($‘s per ounce)
Gold	$399	$408	$419
Silver	$4.58	$4.99	$4.69
Palladium	$428	$470	$463
GEO [1]	$389	$408	$406
SEO [1]	$4.67	$4.90	$4.87
Total revenue ($000’s)	$1,096,224	$861,332	$794,012
Net earnings ($000’s)	$507,804	$86,138	$427,115
Earnings per share
Basic	$1.132	$0.193	$0.963
Diluted	$1.128	$0.193	$0.962
Adjusted net earnings [3] ($000’s)	$503,335	$242,745	$225,509
Adjusted earnings per share [3]
Basic	$1.122	$0.544	$0.509
Diluted	$1.118	$0.543	$0.508
Cash flow from operations ($000’s)	$765,442	$501,620	$477,413
Dividends
Dividends paid ($000’s)	$188,486	$160,656	$159,619
Dividends paid per share	$0.42	$0.36	$0.36
Total assets ($000’s)	$5,957,272	$6,278,007	$6,470,046
Total non-current financial liabilities ($000’s)	$211,318	$887,239	$1,269,178
Total other liabilities ($000’s)	$31,383	$64,848	$28,952
Shareholders’ equity ($000’s)	$5,714,571	$5,325,920	$5,171,916
Shares outstanding	449,458,394	447,771,433	444,336,361

1)

GEOs and SEOs, which are provided to assist the reader, are based on the following commodity price assumptions: $1,500 per ounce gold; $18.00 per ounce silver; and $2,000 per ounce palladium, consistent with those used in estimating the Company’s production guidance for 2020.

2)	Refer to discussion on non-IFRS measure (iii) on page 47 of this MD&A.
3)	Refer to discussion on non-IFRS measure (i) on page 46 of this MD&A.

WHEATON PRECIOUS METALS 2020 ANNUAL REPORT [14]

Summary of Ounces Produced

	Q4 2020	Q3 2020	Q2 2020	Q1 2020	Q4 2019	Q3 2019	Q2 2019	Q1 2019

Gold ounces produced ²

Salobo	62,854	63,408	59,104	62,575	74,716	73,615	67,056	60,846

Sudbury [3]	7,757	3,798	9,257	7,795	6,468	6,082	9,360	11,374

Constancia [8]	3,929	3,780	3,470	3,681	4,757	5,172	4,533	4,826

San Dimas 4, [8]	11,652	9,228	6,074	11,318	11,352	11,239	11,496	10,290

Stillwater [5]	3,290	3,176	3,222	2,955	3,585	3,238	3,675	3,137

Other

Minto [6]	789	1,832	2,928	2,124	2,189	-	-	-

777 [9]	2,866	5,278	4,728	4,551	3,987	4,278	4,788	4,445

Total Other	3,655	7,110	7,656	6,675	6,176	4,278	4,788	4,445

Total gold ounces produced	93,137	90,500	88,783	94,999	107,054	103,624	100,908	94,918

Silver ounces produced [2]

Peñasquito [8]	2,014	1,992	967	2,658	1,895	2,026	702	1,594

Antamina [8]	1,930	1,516	612	1,311	1,342	1,223	1,334	1,176

Constancia [8]	478	430	254	461	632	686	552	635

Other

Los Filos [8]	6	17	14	29	55	33	37	38

Zinkgruvan	515	498	389	662	670	587	590	451

Yauliyacu [8]	454	679	273	557	358	620	627	528

Stratoni	185	156	148	183	147	131	172	143

Minto [6]	16	15	19	18	18	-	-	-

Neves-Corvo	420	281	479	377	385	431	392	498

Aljustrel	440	348	388	352	325	240	322	470

777 [9]	51	96	108	96	81	62	93	95

Total Other	2,087	2,090	1,818	2,274	2,039	2,104	2,233	2,223

Total silver ounces produced	6,509	6,028	3,651	6,704	5,908	6,039	4,821	5,628

Palladium ounces produced ²

Stillwater [5]	5,672	5,444	5,759	5,312	6,057	5,471	5,736	4,729

GEOs produced [7]	178,801	170,100	140,279	182,533	186,027	183,394	166,399	168,759

SEOs produced [7]	14,900	14,175	11,690	15,211	15,502	15,283	13,867	14,063

Average payable rate [2]

Gold	95.2%	95.3%	94.7%	95.1%	95.6%	95.1%	95.3%	95.6%

Silver	86.3%	86.1%	81.9%	85.6%	85.3%	85.1%	83.3%	82.9%

Palladium	98.2%	97.0%	86.5%	93.0%	99.4%	83.5%	87.6%	98.5%

GEO [7]	91.5%	91.4%	90.2%	90.8%	91.9%	90.7%	90.8%	90.7%

1)	All figures in thousands except gold and palladium ounces produced.
2)

Ounces produced represent the quantity of gold, silver and palladium contained in concentrate or doré prior to smelting or refining deductions. Production figures and average payable rates are based on information provided by the operators of the mining operations to which the mineral stream interests relate or management estimates in those situations where other information is not available. Certain production figures or payable rates may be updated in future periods as additional information is received.

3)	Comprised of the Coleman, Copper Cliff, Garson, Creighton and Totten gold interests.
4)

Under the terms of the San Dimas PMPA, the Company is entitled to an amount equal to 25% of the payable gold production plus an additional amount of gold equal to 25% of the payable silver production converted to gold at a fixed gold to silver exchange ratio of 70:1 from the San Dimas mine. If the average gold to silver price ratio decreases to less than 50:1 or increases to more than 90:1 for a period of 6 months or more, then the “70” shall be revised to “50” or “90”, as the case may be, until such time as the average gold to silver price ratio is between 50:1 to 90:1 for a period of 6 months or more in which event the “70” shall be reinstated. Effective April 1, 2020, the fixed gold to silver exchange ratio was revised to 90:1, with the 70:1 ratio being reinstated on October 15, 2020. For reference, attributable silver production from prior periods is as follows: Q4-2020 – 476,000; Q3-2020 – 420,000 ounces; Q2-2020 – 276,000 ounces; Q1-2020 – 419,000 ounces; Q4-2019 – 415,000 ounces; Q3-2019 – 410,000 ounces; Q2-2019 – 401,000 ounces; and Q1-2019 – 351,000 ounces.

5)	Comprised of the Stillwater and East Boulder gold and palladium interests.
6)	The Minto mine was placed into care and maintenance from October 2018 to October 2019.
7)

GEOs and SEOs, which are provided to assist the reader, are based on the following commodity price assumptions: $1,500 per ounce gold; $18.00 per ounce silver; and $2,000 per ounce palladium, consistent with those used in estimating the Company’s production guidance for 2020.

8)

Operations at these mines had been temporarily suspended during the second quarter of 2020 as a result of the COVID-19 pandemic. During the second half of 2020, all of the operations were restarted. Additionally, operations at Los Filos were suspended from September 3, 2020 to December 23, 2020 as the result of an illegal road blockade by members of the nearby Carrizalillo community (see page 8 of this MD&A for more information).

9)

Operations at 777 were temporarily suspended from October 11, 2020 to November 25, 2020 as a result of an incident that occurred on October 9th during routine maintenance of the hoist rope and skip (see page 8 of this MD&A for more information).

WHEATON PRECIOUS METALS 2020 ANNUAL REPORT [15]

Summary of Ounces Sold

	Q4 2020	Q3 2020	Q2 2020	Q1 2020	Q4 2019	Q3 2019	Q2 2019	Q1 2019

Gold ounces sold

Salobo	53,197	59,584	68,487	74,944	58,137	63,064	57,715	84,160

Sudbury [2]	7,620	7,858	7,414	4,822	7,394	7,600	8,309	4,061

Constancia [7]	3,853	4,112	3,024	3,331	5,108	4,742	4,409	5,512

San Dimas [7]	11,529	9,687	6,030	11,358	11,499	11,374	10,284	11,510

Stillwater [3]	3,069	3,015	3,066	3,510	2,925	3,314	3,301	2,856

Other

Minto [4]	1,540	-	-	-	-	-	765	3,307

777	5,435	5,845	4,783	2,440	4,160	4,672	5,294	3,614

Total Other	6,975	5,845	4,783	2,440	4,160	4,672	6,059	6,921

Total gold ounces sold	86,243	90,101	92,804	100,405	89,223	94,766	90,077	115,020

Silver ounces sold

Peñasquito [7]	1,417	1,799	1,917	2,310	1,268	1,233	912	1,164

Antamina [7]	1,669	1,090	788	1,244	1,227	1,059	1,186	1,255

Constancia [7]	442	415	254	350	672	521	478	735

Other

Los Filos [7]	-	19	25	37	26	44	26	38

Zinkgruvan	326	492	376	447	473	459	337	232

Yauliyacu [7]	15	580	704	9	561	574	542	15

Stratoni	169	134	77	163	120	126	240	80

Minto [4]	20	-	-	-	-	-	2	30

Neves-Corvo	145	201	236	204	154	243	194	265

Aljustrel	280	148	252	123	121	139	216	381

777	93	121	100	41	62	86	108	99

Total Other	1,048	1,695	1,770	1,024	1,517	1,671	1,665	1,140

Total silver ounces sold	4,576	4,999	4,729	4,928	4,684	4,484	4,241	4,294

Palladium ounces sold

Stillwater [3]	4,591	5,546	4,976	4,938	5,312	4,907	5,273	5,189

GEOs sold [5]	147,277	157,478	156,188	166,121	152,514	155,116	148,004	173,464

SEOs sold [5]	12,273	13,123	13,016	13,843	12,709	12,926	12,334	14,455

Cumulative payable ounces PBND [6]

Gold	71,590	75,750	79,632	88,383	98,475	85,335	81,535	75,236

Silver	4,486	3,437	3,222	4,961	4,142	3,796	3,102	3,315

Palladium	5,597	4,616	4,883	4,875	4,872	4,163	4,504	4,754

GEO [5]	132,882	123,154	124,809	154,420	154,672	136,441	124,765	121,349

SEO [5]	11,073	10,263	10,401	12,868	12,889	11,370	10,397	10,112

1)	All figures in thousands except gold and palladium ounces sold.
2)	Comprised of the Coleman, Copper Cliff, Garson, Creighton and Totten gold interests.
3)	Comprised of the Stillwater and East Boulder gold and palladium interests.
4)	The Minto mine was placed into care and maintenance from October 2018 to October 2019.
5)

GEOs and SEOs, which are provided to assist the reader, are based on the following commodity price assumptions: $1,500 per ounce gold; $18.00 per ounce silver; and $2,000 per ounce palladium, consistent with those used in estimating the Company’s production guidance for 2020.

6)	Payable gold, silver and palladium ounces PBND are based on management estimates. These figures may be updated in future periods as additional information is received.
7)	Operations at these mines had been temporarily suspended during the second quarter of 2020 as a result of the COVID-19 pandemic. During the second half of 2020, all of the operations were restarted.

WHEATON PRECIOUS METALS 2020 ANNUAL REPORT [16]

Quarterly Financial Review 1

	Q4 2020	Q3 2020	Q2 2020	Q1 2020	Q4 2019	Q3 2019	Q2 2019	Q1 2019

Gold ounces sold	86,243	90,101	92,804	100,405	89,223	94,766	90,077	115,020

Realized price [2]	$1,882	$1,906	$1,716	$1,589	$1,483	$1,471	$1,320	$1,308

Gold sales	$162,299	$171,734	$159,272	$159,522	$132,342	$139,433	$118,870	$150,399

Silver ounces sold	4,576	4,999	4,729	4,928	4,684	4,484	4,241	4,294

Realized price [2]	$24.72	$24.69	$16.73	$17.03	$17.36	$17.09	$14.93	$15.64

Silver sales	$113,131	$123,434	$79,142	$83,917	$81,296	$76,631	$63,313	$67,162

Palladium ounces sold	4,591	5,546	4,976	4,938	5,312	4,907	5,273	5,189

Realized price [2]	$2,348	$2,182	$1,917	$2,298	$1,804	$1,535	$1,381	$1,443

Palladium sales	$10,782	$12,100	$9,540	$11,350	$9,584	$7,531	$7,283	$7,488

Total sales	$286,212	$307,268	$247,954	$254,789	$223,222	$223,595	$189,466	$225,049

Cash cost [2,3]

Gold	$433	$428	$418	$426	$426	$424	$420	$417

Silver	$5.51	$5.89	$5.23	$4.50	$5.13	$5.16	$5.14	$4.64

Palladium	$423	$383	$353	$402	$321	$271	$247	$254

Depletion [2]

Gold	$397	$404	$405	$389	$417	$417	$420	$385

Silver	$5.16	$4.36	$4.01	$4.80	$5.12	$4.81	$4.97	$5.05

Palladium	$428	$428	$428	$428	$470	$470	$470	$470

Net earnings (loss)	$157,221	$149,875	$105,812	$94,896	$77,524	$75,960	$(124,694)	$57,349

Per share

Basic	$0.350	$0.334	$0.236	$0.212	$0.173	$0.170	$(0.280)	$0.129

Diluted	$0.349	$0.332	$0.235	$0.211	$0.173	$0.170	$(0.279)	$0.129

Adjusted net earnings [4]	$149,441	$152,007	$97,354	$104,534	$74,471	$69,914	$41,959	$56,402

Per share

Basic	$0.333	$0.338	$0.217	$0.233	$0.166	$0.156	$0.094	$0.127

Diluted	$0.331	$0.336	$0.216	$0.233	$0.166	$0.156	$0.094	$0.127

Cash flow from operations	$207,962	$228,099	$151,793	$177,588	$131,867	$142,300	$109,258	$118,194

Per share [5]

Basic	$0.463	$0.508	$0.338	$0.397	$0.295	$0.318	$0.245	$0.266

Diluted	$0.461	$0.505	$0.337	$0.396	$0.294	$0.318	$0.245	$0.266

Dividends declared	$53,914	$44,896	$44,862	$44,815	$40,252	$40,197	$40,133	$40,074

Per share	$0.12	$0.10	$0.10	$0.10	$0.09	$0.09	$0.09	$0.09

Total assets	$5,957,272	$6,091,187	$6,134,044	$6,076,941	$6,278,007	$6,258,859	$6,240,823	$6,478,700

Total liabilities	$242,701	$539,849	$717,101	$838,715	$952,087	$1,057,415	$1,128,877	$1,252,752

Total shareholders’ equity	$5,714,571	$5,551,338	$5,416,943	$5,238,226	$5,325,920	$5,201,444	$5,111,946	$5,225,948

1)	All figures in thousands except gold and palladium ounces produced and sold, per ounce amounts and per share amounts.
2)	Expressed as US$ per ounce.
3)	Refer to discussion on non-IFRS measure (iii) on page 47 of this MD&A.
4)	Refer to discussion on non-IFRS measure (i) on page 46 of this MD&A.
5)	Refer to discussion on non-IFRS measure (ii) on page 47 of this MD&A.

Changes in sales, net earnings and cash flow from operations from quarter to quarter are affected primarily by fluctuations in production at the mines, the timing of shipments, changes in the price of commodities, the commencement of operations of mines under construction, as well as acquisitions of PMPAs and any related capital raising activities.

WHEATON PRECIOUS METALS 2020 ANNUAL REPORT [17]

Results of Operations and Operational Review

The operating results of the Company’s reportable operating segments are summarized in the tables and commentary below.

Three Months Ended December 31, 2020
	Ounces Produced²	Ounces Sold	Average Realized Price ($‘s Per Ounce)		Average Cash Cost ($‘s Per Ounce)[3]		Average Depletion ($‘s Per Ounce)		Sales	Net Earnings	Cash Flow From Operations	Total Assets

Gold

Salobo	62,854	53,197		$1,881		$408		$374	$100,047	$58,426	$74,508	$2,509,344

Sudbury [4]	7,757	7,620		1,888		400		831	14,384	5,000	11,336	321,016

Constancia	3,929	3,853		1,881		408		338	7,246	4,373	5,674	105,569

San Dimas	11,652	11,529		1,881		612		315	21,683	10,993	12,812	182,202

Stillwater	3,290	3,069		1,881		338		449	5,772	3,357	4,735	224,310

Other [5]	3,655	6,975		1,888		421		238	13,167	8,576	10,241	7,526

	93,137	86,243		$1,882		$433		$397	$162,299	$90,725	$119,306	$3,349,967

Silver

Peñasquito	2,014	1,417		$24.44		$4.26		$3.24	$34,629	$23,997	$28,592	$350,572

Antamina	1,930	1,669		24.44		4.86		8.74	40,782	18,079	32,667	626,934

Constancia	478	442		24.44		6.02		7.63	10,805	4,770	8,143	217,044

Other [6]	2,087	1,048		25.69		8.03		1.00	26,915	17,456	20,804	474,975

	6,509	4,576		$24.72		$5.51		$5.16	$113,131	$64,302	$90,206	$1,669,525

Palladium

Stillwater	5,672	4,591		$2,348		$423		$428	$10,782	$6,875	$8,840	$241,389

Cobalt

Voisey’s Bay	-	-	$	n.a.	$	n.a.	$	n.a.	$-	$-	$-	$227,510

Operating results									$286,212	$161,902	$218,352	$5,488,391

Other

General and administrative										$(9,391)	$(8,384)

Finance costs										(2,196)	(1,980)

Other										830	(5)

Income tax										6,076	(21)

Total other										$(4,681)	$(10,390)	$468,881

										$157,221	$207,962	$5,957,272

1)	All figures in thousands except gold and palladium ounces produced and sold and per ounce amounts.
2)

Ounces produced represent the quantity of gold, silver and palladium contained in concentrate or doré prior to smelting or refining deductions. Production figures are based on information provided by the operators of the mining operations to which the mineral stream interests relate or management estimates in those situations where other information is not available. Certain production figures may be updated in future periods as additional information is received.

3)	Refer to discussion on non-IFRS measure (iii) on page 47 of this MD&A.
4)	Comprised of the operating Coleman, Copper Cliff, Garson, Creighton and Totten gold interests and the non-operating Stobie and Victor gold interests.
5)	Comprised of the operating 777 and Minto gold interests, the non-operating Rosemont gold interest and the newly acquired Marmato gold interest.
6)

Comprised of the operating Los Filos, Zinkgruvan, Yauliyacu, Stratoni, Neves-Corvo, Aljustrel, Minto, Keno Hill and 777 silver interests, the non-operating Loma de La Plata, Pascua-Lama and Rosemont silver interests and the newly acquired Marmato and Cozamin silver interests.

On a GEO and SEO basis, results for the Company for the three months ended December 31, 2020 were as follows:

Three Months Ended December 31, 2020
	Ounces Produced [1,2]	Ounces Sold [2]	Average Realized Price ($‘s Per Ounce)	Average Cash Cost ($‘s Per Ounce) [3]	Cash Operating Margin ($‘s Per Ounce) [4]	Average Depletion ($‘s Per Ounce)	Gross Margin ($‘s Per Ounce)
Gold equivalent basis [5]	178,801	147,277	$1,943	$438	$1,505	$406	$1,099

Silver equivalent basis [5]	14,900	12,273	$23.32	$5.26	$18.06	$4.87	$13.19

1)

Ounces produced represent the quantity of gold, silver and palladium contained in concentrate or doré prior to smelting or refining deductions. Production figures are based on information provided by the operators of the mining operations to which the mineral stream interests relate or management estimates in those situations where other information is not available. Certain production figures may be updated in future periods as additional information is received.

2)	Silver ounces produced and sold in thousands.
3)	Refer to discussion on non-IFRS measure (iii) on page 47 of this MD&A.
4)	Refer to discussion on non-IFRS measure (iv) on page 48 of this MD&A.
5)

GEOs and SEOs, which are provided to assist the reader, are based on the following commodity price assumptions: $1,500 per ounce gold; $18.00 per ounce silver; and $2,000 per ounce palladium, consistent with those used in estimating the Company’s production guidance for 2020.

WHEATON PRECIOUS METALS 2020 ANNUAL REPORT [18]

Three Months Ended December 31, 2019
	Ounces Produced²	Ounces Sold	Average Realized Price ($‘s Per Ounce)		Average Cash Cost ($‘s Per Ounce)[3]		Average Depletion ($‘s Per Ounce)		Sales	Net Earnings	Cash Flow From Operations	Total Assets

Gold

Salobo	74,716	58,137		$1,484		$404		$383	$86,252	$40,488	$55,963	$2,605,257

Sudbury [4]	6,468	7,394		1,481		400		819	10,952	1,936	8,342	344,043

Constancia	4,757	5,108		1,484		404		361	7,578	3,670	5,345	110,406

San Dimas	11,352	11,499		1,484		606		310	17,059	6,531	7,962	194,367

Stillwater	3,585	2,925		1,484		268		519	4,339	2,038	3,556	229,994

Other [5]	6,176	4,160		1,481		420		462	6,162	2,492	4,413	13,168

	107,054	89,223		$1,483		$426		$417	$132,342	$57,155	$85,581	$3,497,235

Silver

Peñasquito	1,895	1,268		$17.33		$4.21		$3.06	$21,974	$12,752	$16,636	$374,702

Antamina	1,342	1,227		17.33		3.46		8.73	21,262	6,308	16,730	668,810

Constancia	632	672		17.33		5.96		7.50	11,641	2,598	6,348	228,187

Other [6]	2,039	1,517		17.41		6.90		2.86	26,419	11,619	13,578	487,693

	5,908	4,684		$17.36		$5.13		$5.12	$81,296	$33,277	$53,292	$1,759,392

Palladium

Stillwater	6,057	5,312		$1,804		$321		$470	$9,584	$5,381	$7,877	$249,969

Cobalt

Voisey’s Bay	-	-	$	n.a.	$	n.a.	$	n.a.	$-	$-	$-	$227,510

Operating results									$223,222	$95,813	$146,750	$5,734,106

Other

General and administrative										$(11,695)	$(5,709)

Finance costs										(9,607)	(9,537)

Other										(435)	409

Income tax										3,448	(46)

Total other										$(18,289)	$(14,883)	$543,901

										$77,524	$131,867	$6,278,007

1)	All figures in thousands except gold and palladium ounces produced and sold and per ounce amounts.
2)

Ounces produced represent the quantity of gold, silver and palladium contained in concentrate or doré prior to smelting or refining deductions. Production figures are based on information provided by the operators of the mining operations to which the mineral stream interests relate or management estimates in those situations where other information is not available. Certain production figures may be updated in future periods as additional information is received.

3)	Refer to discussion on non-IFRS measure (iii) on page 47 of this MD&A.
4)	Comprised of the operating Coleman, Copper Cliff, Garson, Creighton and Totten gold interests as well as the non-operating Stobie and Victor gold interests.
5)	Comprised of the operating Minto and 777 gold interests in addition to the non-operating Rosemont gold interest. The Minto mine was placed into care and maintenance from October 2018 to October 2019.
6)

Comprised of the operating Los Filos, Zinkgruvan, Yauliyacu, Stratoni, Neves-Corvo, Aljustrel, Minto and 777 silver interests as well as the non-operating Keno Hill, Loma de La Plata, Pascua-Lama and Rosemont silver interests. The Minto mine was placed into care and maintenance from October 2018 to October 2019.

On a GEO and SEO basis, results for the Company for the three months ended December 31, 2019 were as follows:

Three Months Ended December 31, 2019
	Ounces Produced [1,2]	Ounces Sold [2]	Average Realized Price ($‘s Per Ounce)	Average Cash Cost ($‘s Per Ounce) [3]	Cash Operating Margin ($‘s Per Ounce) [4]	Average Depletion ($‘s Per Ounce)	Gross Margin ($‘s Per Ounce)
Gold equivalent basis [5]	186,027	152,514	$1,464	$418	$1,046	$417	$629

Silver equivalent basis [5]	15,502	12,709	$17.56	$5.02	$12.54	$5.01	$7.53

1)

Ounces produced represent the quantity of gold, silver and palladium contained in concentrate or doré prior to smelting or refining deductions. Production figures are based on information provided by the operators of the mining operations to which the mineral stream interests relate or management estimates in those situations where other information is not available. Certain production figures may be updated in future periods as additional information is received.

2)	Silver ounces produced and sold in thousands.
3)	Refer to discussion on non-IFRS measure (iii) on page 47 of this MD&A.
4)	Refer to discussion on non-IFRS measure (iv) on page 48 of this MD&A.
5)

GEOs and SEOs, which are provided to assist the reader, are based on the following commodity price assumptions: $1,500 per ounce gold; $18.00 per ounce silver; and $2,000 per ounce palladium, consistent with those used in estimating the Company’s production guidance for 2020.

WHEATON PRECIOUS METALS 2020 ANNUAL REPORT [19]

Gold Production

For the three months ended December 31, 2020, attributable gold production was 93,100 ounces relative to 107,100 ounces for the comparable period in 2019, with the 14,000 ounce decrease being primarily attributable to the following factors:

●

11,900 ounce (16%) decrease related to the gold stream relative to the Salobo mine which was primarily due to lower throughput which, as per Vale’s Fourth Quarter and Year End 2020 Production and Sales Report, was impacted due to unscheduled maintenance and an incident which led Vale to review and halt mine and plant activities for a short period, during which changes in maintenance routines were implemented to improve operations and safety conditions, with the two 12 mtpa lines operating at an average rate of approximately 83% of capacity during Q4-2020 as compared to 98% during Q4-2019; and

●

2,500 ounce (41%) decrease related to gold production from the Other mines which was primarily due to the temporary suspension of the 777 mine following the skip hoist incident in October 2020 coupled with lower production at Minto; partially offset by

●	1,300 ounce (20%) increase related to the gold stream relative to the Sudbury mines which was primarily due to higher recoveries.

Silver Production

For the three months ended December 31, 2020, attributable silver production was 6.5 million ounces relative to 5.9 ounces for the comparable period in 2019, with the 0.6 million ounce increase being primarily attributable to the following factor:

●	588,000 ounce (44%) increase related to the silver stream relative to the Antamina mine, which was due to the mining of higher grade material.

Palladium Production

For the three months ended December 31, 2020, attributable palladium production was 5,700 ounces relative to 6,100 ounces for the comparable period in 2019.

Net Earnings

For the three months ended December 31, 2020, net earnings was $157 million relative to $78 million for the comparable period in 2019, with the $79 million increase being primarily attributable to the following factors:

Net earnings for the three months ended December 31, 2019	$77,524

Variance in gross margin

Variance in revenue due to:

Payable gold production	$(20,269)

Payable silver production	9,967

Payable palladium production	(811)

Changes in PBND	3,518

Prices realized per ounce sold	70,585

Total increase to revenue	$62,990

Variance in cost of sales due to:

Sales volume	$4,189

Sales mix differences	731

Cash cost per ounce	(4,933)

Depletion per ounce	3,112

Total decrease to cost of sales	$3,099

Total increase to gross margin	$66,089

Other variances

General and administrative expenses (see page 25)	2,304

Other income / expense (see page 25)	1,265

Finance costs (see page 26)	7,411

Income taxes (see page 26)	2,628

Total increase in net earnings	$79,697

Net earnings for the three months ended December 31, 2020	$157,221

WHEATON PRECIOUS METALS 2020 ANNUAL REPORT [20]

Year Ended December 31, 2020

	Ounces Produced²	Ounces Sold	Average Realized Price ($‘s Per Ounce)		Average Cash Cost ($‘s Per Ounce)[3]		Average Depletion ($‘s Per Ounce)		Sales	Net Earnings	Cash Flow From Operations	Total Assets

Gold

Salobo	247,941	256,212		$1,757		$408		$374	$450,166	$249,708	$345,621	$2,509,344

Sudbury [4]	28,607	27,714		1,797		400		831	49,791	15,679	38,609	321,016

Constancia	14,860	14,320		1,785		406		338	25,556	14,907	19,744	105,569

San Dimas	38,272	38,604		1,775		610		315	68,519	32,813	44,978	182,202

Stillwater	12,643	12,660		1,766		316		449	22,353	12,666	18,351	224,310

Other [5]	25,096	20,043		1,818		421		281	36,442	22,357	28,007	7,526

	367,419	369,553		$1,767		$426		$399	$652,827	$348,130	$495,310	$3,349,967

Silver

Peñasquito	7,631	7,443		$20.25		$4.26		$3.24	$150,720	$94,886	$119,016	$350,572

Antamina	5,369	4,791		21.34		4.19		8.74	102,241	40,312	82,188	626,934

Constancia	1,623	1,461		21.42		5.99		7.63	31,285	11,397	22,541	217,044

Other [6]	8,269	5,537		20.84		7.41		1.97	115,379	63,460	74,159	474,975

	22,892	19,232		$20.78		$5.28		$4.58	$399,625	$210,055	$297,904	$1,669,525

Palladium

Stillwater	22,187	20,051		$2,183		$389		$428	$43,772	$27,387	$35,967	$241,389

Cobalt

Voisey’s Bay	-	-	$	n.a.	$	n.a.	$	n.a.	$-	$-	$-	$227,510

Operating results									$1,096,224	$585,572	$829,181	$5,488,391

Other

General and administrative										$(65,698)	$(46,914)

Finance costs										(16,715)	(17,551)

Other										2,170	677

Income tax										2,475	49

Total other										$(77,768)	$(63,739)	$468,881

										$507,804	$765,442	$5,957,272

1)	All figures in thousands except gold and palladium ounces produced and sold and per ounce amounts.
2)

Ounces produced represent the quantity of gold, silver and palladium contained in concentrate or doré prior to smelting or refining deductions. Production figures are based on information provided by the operators of the mining operations to which the mineral stream interests relate or management estimates in those situations where other information is not available. Certain production figures may be updated in future periods as additional information is received.

3)	Refer to discussion on non-IFRS measure (iii) on page 47 of this MD&A.
4)	Comprised of the operating Coleman, Copper Cliff, Garson, Creighton and Totten gold interests as well as the non-operating Stobie and Victor gold interests.
5)	Comprised of the operating 777 and Minto gold interests, the non-operating Rosemont gold interest and the newly acquired Marmato gold interest.
6)

Comprised of the operating Los Filos, Zinkgruvan, Yauliyacu, Stratoni, Neves-Corvo, Aljustrel, Minto, Keno Hill and 777 silver interests, the non-operating Loma de La Plata, Pascua-Lama and Rosemont silver interests and the newly acquired Marmato and Cozamin silver interests.

On a GEO and SEO basis, results for the Company for the year ended December 31, 2020 were as follows:

Year Ended December 31, 2020

	Ounces Produced [1,2]	Ounces Sold [2]	Average Realized Price ($‘s Per Ounce)	Average Cash Cost ($‘s Per Ounce) [3]	Cash Operating Margin ($‘s Per Ounce) [4]	Average Depletion ($‘s Per Ounce)	Gross Margin ($‘s Per Ounce)
Gold equivalent basis [5]	671,713	627,063	$1,748	$425	$1,323	$389	$934

Silver equivalent basis [5]	55,976	52,255	$20.98	$5.10	$15.88	$4.67	$11.21

1)

Ounces produced represent the quantity of gold, silver and palladium contained in concentrate or doré prior to smelting or refining deductions. Production figures are based on information provided by the operators of the mining operations to which the mineral stream interests relate or management estimates in those situations where other information is not available. Certain production figures may be updated in future periods as additional information is received.

2)	Silver ounces produced and sold in thousands.
3)	Refer to discussion on non-IFRS measure (iii) on page 47 of this MD&A.
4)	Refer to discussion on non-IFRS measure (iv) on page 48 of this MD&A.
5)

GEOs and SEOs, which are provided to assist the reader, are based on the following commodity price assumptions: $1,500 per ounce gold; $18.00 per ounce silver; and $2,000 per ounce palladium, consistent with those used in estimating the Company’s production guidance for 2020.

WHEATON PRECIOUS METALS 2020 ANNUAL REPORT [21]

Year Ended December 31, 2019

	Ounces Produced²	Ounces Sold	Average Realized Price ($‘s Per Ounce)		Average Cash Cost ($‘s Per Ounce)[3]		Average Depletion ($‘s Per Ounce)		Sales	Gross Margin	Impairment Charges [4]	Net Earnings	Cash Flow From Operations	Total Assets

Gold

Salobo	276,233	263,076		$1,389		$404		$383	$365,448	$158,363	$-	$158,363	$259,166	$2,605,257

Sudbury [5]	33,284	27,364		1,397		400		819	38,234	4,868	-	4,868	27,385	344,043

Constancia	19,288	19,771		1,397		402		361	27,613	12,527	-	12,527	19,668	110,406

San Dimas	44,377	44,667		1,400		604		310	62,528	21,706	-	21,706	35,534	194,367

Stillwater	13,635	12,396		1,396		250		519	17,303	7,776	-	7,776	14,209	229,994

Other [6]	19,687	21,812		1,372		401		376	29,919	12,992	-	12,992	21,561	13,168

	406,504	389,086		$1,391		$421		$408	$541,045	$218,232	$-	$218,232	$377,523	$3,497,235

Silver

Peñasquito	6,217	4,577		$16.30		$4.21		$3.06	$74,578	$41,291	$-	$41,291	$55,310	$374,702

Antamina	5,075	4,727		16.15		3.24		8.73	76,328	19,739	-	19,739	61,007	668,810

Constancia	2,505	2,406		16.17		5.93		7.50	38,895	6,593	-	6,593	24,637	228,187

Other [7]	8,599	5,993		16.45		6.68		2.50	98,600	43,581	-	43,581	55,509	487,693

	22,396	17,703		$16.29		$5.02		$4.99	$288,401	$111,204	$-	$111,204	$196,463	$1,759,392

Palladium

Stillwater	21,993	20,681		$1,542		$273		$470	$31,886	$16,511	$-	$16,511	$26,230	$249,969

Cobalt

Voisey’s Bay	-	-	$	n.a.	$	n.a.	$	n.a.	$-	$-	$(165,912)	$(165,912)	$-	$227,510

Operating results									$861,332	$345,947	$(165,912)	$180,035	$600,216	$5,734,106

Other

General and administrative												$(54,507)	$(46,292)

Finance costs												(48,730)	(44,733)

Other												274	(2,191)

Income tax												9,066	(5,380)

Total other												$(93,897)	$(98,596)	$543,901

												$86,138	$501,620	$6,278,007

1)	All figures in thousands except gold and palladium ounces produced and sold and per ounce amounts.
2)

Ounces produced represent the quantity of gold, silver and palladium contained in concentrate or doré prior to smelting or refining deductions. Production figures are based on information provided by the operators of the mining operations to which the mineral stream interests relate or management estimates in those situations where other information is not available. Certain production figures may be updated in future periods as additional information is received.

3)	Refer to discussion on non-IFRS measure (iii) on page 47 of this MD&A.
4)	Refer to page 24 of this MD&A for more information.
5)	Comprised of the operating Coleman, Copper Cliff, Garson, Creighton and Totten gold interests as well as the non-operating Stobie and Victor gold interests.
6)	Comprised of the operating Minto and 777 gold interests in addition to the non-operating Rosemont gold interest. The Minto mine was placed into care and maintenance from October 2018 to October 2019.
7)

Comprised of the operating Los Filos, Zinkgruvan, Yauliyacu, Stratoni, Aljustrel, Neves-Corvo, Minto and 777 silver interests as well as the non-operating Keno Hill, Loma de La Plata, Pascua-Lama and Rosemont silver interests. The Minto mine was placed into care and maintenance from October 2018 to October 2019.

On a GEO and SEO basis, results for the Company for the year ended December 31, 2019 were as follows:

Year Ended December 31, 2019

	Ounces Produced [1,2]	Ounces Sold [2]	Average Realized Price ($‘s Per Ounce)	Average Cash Cost ($‘s Per Ounce)[3]	Cash Operating Margin ($‘s Per Ounce) [4]	Average Depletion ($‘s Per Ounce)	Gross Margin ($‘s Per Ounce)
Gold equivalent basis [5]	704,579	629,098	$1,369	$411	$958	$408	$550

Silver equivalent basis [5]	58,715	52,425	$16.43	$4.93	$11.50	$4.90	$6.60

1)

Ounces produced represent the quantity of gold, silver and palladium contained in concentrate or doré prior to smelting or refining deductions. Production figures are based on information provided by the operators of the mining operations to which the mineral stream interests relate or management estimates in those situations where other information is not available. Certain production figures may be updated in future periods as additional information is received.

2)	Silver ounces produced and sold in thousands.
3)	Refer to discussion on non-IFRS measure (iii) on page 47 of this MD&A.
4)	Refer to discussion on non-IFRS measure (iv) on page 48 of this MD&A.
5)

GEOs and SEOs, which are provided to assist the reader, are based on the following commodity price assumptions: $1,500 per ounce gold; $18.00 per ounce silver; and $2,000 per ounce palladium, consistent with those used in estimating the Company’s production guidance for 2020.

WHEATON PRECIOUS METALS 2020 ANNUAL REPORT [22]

Gold Production

For the year ended December 31, 2020, attributable gold production was 367,400 ounces, relative to 406,500 ounces for the comparable period in 2019, with the 39,100 ounce decrease being primarily attributable to the following factors:

●

28,300 ounce (10%) decrease related to the gold stream relative to the Salobo mine, primarily due to lower throughput, with production being adversely impacted by increased absenteeism resulting from the COVID-19 pandemic. The two 12 mtpa lines operated at an average rate of approximately 85% of capacity during 2020 as compared to 94% during 2019;

●

6,100 ounce (14%) decrease related to the gold stream relative to the San Dimas mine, primarily due to lower grades, coupled with the impact of revising the silver to gold conversion ratio from 70:1 to 90:1 from April 1, 2020 to October 15, 2020;

●

4,700 ounce (14%) decrease related to the gold stream relative to the Sudbury mines, which was primarily due to the mining of lower grade material coupled with lower throughput, with production being affected by protective measures put in place due to the COVID-19 pandemic;

●

4,400 ounce (23%) decrease related to the gold stream relative to the Constancia mine, primarily due to lower grades and throughput, with operations at the mine being temporarily suspended during the second quarter of 2020 resulting from the COVID-19 pandemic; and

●	1,000 ounce (7%) decrease related to the gold stream relative to the Stillwater mines, primarily due to lower recoveries, partially offset by higher throughput; partially offset by

●	5,400 ounce (27%) increase related to gold production at the Other mines, primarily due to the resumption of production at the Minto mine during October 2019.

Silver Production

For the year ended December 31, 2020, attributable silver production was 22.9 ounces relative to 22.4 million ounces for the comparable period in 2019, with the 0.5 million ounce increase being primarily attributable to the following factors:

●

1,413,000 ounce (23%) increase related to the silver stream relative to the Peñasquito mine, primarily due to higher throughput and recovery, as the impact to throughput in 2019 when there was an illegal blockade which ran from April 29, 2019 to June 17, 2019 and from September 15, 2019 to October 22, 2019 was greater than the impact to throughput in 2020 when there was a temporary suspension of operations during the second quarter resulting from the COVID-19 pandemic; and

●

294,000 ounce (6%) increase related to the silver stream relative to the Antamina mine, which was primarily due to higher grades, partially offset by lower recoveries and throughput, as operations at the mine were temporarily suspended during the second quarter of 2020 resulting from the COVID-19 pandemic; partially offset by

●

882,000 ounce (35%) decrease related to the silver stream relative to the Constancia mine, primarily due to lower grades and throughput, with operations at the mine being temporarily suspended during the second quarter of 2020 resulting from the COVID-19 pandemic; and

●

329,000 ounce (4%) decrease related to silver production from the Other mines, due primarily to lower production at Zinkgruvan, Neves Corvo and Yauliyacu, with operations at Yauliyacu being temporarily suspended during the second quarter of 2020 resulting from the COVID-19 pandemic, partially offset by the resumption of mining at the Minto mine during October 2019.

Palladium Production

For the year ended December 31, 2020, attributable palladium production was 22,200 ounces relative to 22,000 ounces for the comparable period in 2019.

WHEATON PRECIOUS METALS 2020 ANNUAL REPORT [23]

Net Earnings

For the year ended December 31, 2020, net earnings was $508 million relative to $86 million for the comparable period in 2019, with the $422 million increase being primarily attributable to the following factors:

Net earnings for the year ended December 31, 2019	$86,138
Variance in gross margin
Variance in revenue due to:
Payable gold production	$(53,692)
Payable silver production	10,896
Payable palladium production	779
Changes in PBND	38,778
Prices realized per ounce sold	238,131
Total increase to revenue	$234,892
Variance in cost of sales due to:
Sales volume	$1,379
Sales mix differences	10,205
Cash cost per ounce	(14,660)
Depletion per ounce	7,809
Total decrease to cost of sales	$4,733
Total increase to gross margin	$239,625
Other variances
General and administrative expenses (see page 25)	(11,191)
Impairment charge - Voisey’s Bay cobalt stream - prior period	165,912
Other income / expense (see page 25)	1,896
Finance costs (see page 26)	32,015
Income taxes (see page 26)	(6,591)
Total increase in net earnings	$421,666
Net earnings for the year ended December 31, 2020	$507,804

Impairment of Mineral Stream Interests

At every reporting period the Company assesses each PMPA to determine whether any indication of impairment or impairment reversal exists. Based on the Company’s analysis, there were no indicators of impairment or impairment reversal at December 31, 2020 or December 31, 2019. The following PMPA was determined to have an indicator of impairment and be impaired at June 30, 2019:

	Three Months Ended December 31		Years Ended December 31
(in thousands)	2020	2019	2020	2019
Cobalt interests
Voisey’s Bay	$-	$-	$-	$165,912

Total impairment charges	$-	$-	$-	$165,912

Voisey’s Bay - Indicator of Impairment

On June 11, 2018, the Company entered into an agreement (the “Voisey’s Bay PMPA”) to acquire from Vale an amount of cobalt equal to 42.4% of the cobalt production from its Voisey’s Bay mine, located in Canada, until the delivery of 31 million pounds of cobalt and 21.2% of cobalt production thereafter for the life of mine for a total upfront cash payment of $390 million. Concurrently, Vale also entered into a streaming agreement with Cobalt 27 Capital Corp. (“Cobalt 27”) on the Voisey’s Bay mine with similar terms and conditions to the Voisey’s Bay PMPA.

On June 18, 2019, Cobalt 27 announced that it had entered into an agreement with Pala Investments Limited (“Pala”) whereby Pala would acquire 100% of Cobalt 27’s issued and outstanding common shares. The estimated implied price paid by Pala for Cobalt 27’s streaming agreement on the Voisey’s Bay mine was significantly lower than the original upfront cash payment paid by Cobalt 27 to Vale at the time their agreement was entered into. The implied purchase price paid by Pala to acquire Cobalt 27’s Voisey’s Bay stream was determined to be an indicator of impairment relative to the Company’s Voisey’s Bay PMPA.

WHEATON PRECIOUS METALS 2020 ANNUAL REPORT [24]

The Voisey’s Bay PMPA had a pre-impairment carrying value at June 30, 2019 of $393 million. Management estimated that the recoverable amount at June 30, 2019 under the Voisey’s Bay PMPA was $227 million, representing its FVLCD and resulting in an impairment charge of $166 million. The recoverable amount related to the Voisey’s Bay PMPA was estimated using an average discount rate of 7% and the market price of cobalt of $14.83 per pound. As this valuation technique requires the use of estimates and assumptions such as commodity prices, discount rates, recoverable pounds of cobalt and operating performance, it is classified within Level 3 of the fair value hierarchy.

General and Administrative

	Three Months Ended December 31		Years Ended December 31
(in thousands)	2020	2019	2020	2019
Salaries and benefits
Salaries and benefits, excluding PSUs	$4,465	$3,076	$16,733	$13,840
PSUs	(2,336)	2,830	21,520	17,174
Total salaries and benefits	$2,129	$5,906	$38,253	$31,014
Depreciation	452	494	1,889	1,903
Donations	1,413	874	5,792	2,946
Professional fees	987	594	3,590	2,496
Other	3,105	2,396	10,742	10,457
General and administrative before equity settled stock based compensation	$8,086	$10,264	$60,266	$48,816
Equity settled stock based compensation (a non-cash expense)	1,305	1,431	5,432	5,691
Total general and administrative	$9,391	$11,695	$65,698	$54,507

For the three months ended December 31, 2020, general and administrative expenses decreased by $2 million relative to the comparable period in the previous year with the decrease being primarily the result of differences in accrued costs associated with the Company’s performance share units (“PSUs”) partially offset by higher accrued bonuses and charitable donations, with the Company having established a $5 million Community Support and Response Fund relative to the COVID-19 pandemic (see page 3 of this MD&A for more information).

For the year ended December 31, 2020, general and administrative expenses increased by $11 million relative to the comparable period in the previous year, with the increase being primarily the result of differences in accrued costs associated with the Company’s PSUs and higher charitable donations.

Other (Income) Expense

	Three Months Ended December 31		Years Ended December 31
(in thousands)	2020	2019	2020	2019
Interest income	$(51)	$(131)	$(229)	$(816)
Dividend income	-	-	-	(59)
Foreign exchange loss	968	258	152	1,028
(Gain) loss on fair value adjustment of share purchase warrants held	(1,182)	10	(338)	16
(Gain) loss on fair value adjustment of convertible notes receivable	(517)	366	(1,899)	1,043
Gain on disposal of mineral royalty interest	-	-	-	(2,929)
Other	(48)	(68)	144	1,443
Total other (income) expense	$(830)	$435	$(2,170)	$(274)

WHEATON PRECIOUS METALS 2020 ANNUAL REPORT [25]

Finance Costs

	Three Months Ended December 31		Years Ended December 31
(in thousands)	2020	2019	2020	2019
Average principal outstanding during period	$344,472	$929,666	$601,112	$1,099,846
Average effective interest rate during period	1.20%	3.62%	2.03%	4.07%
Total interest costs incurred during period	$1,035	$8,418	$12,226	$44,767
Costs related to undrawn credit facilities	1,119	1,137	4,349	3,834
Interest expense - lease liabilities	42	52	140	175
Letter of guarantee	-	-	-	(46)
Total finance costs	$2,196	$9,607	$16,715	$48,730

Income Tax Expense (Recovery)

	Three Months Ended December 31		Years Ended December 31
(in thousands)	2020	2019	2020	2019
Current income tax expense (recovery)	$(2,000)	$20	$(4,606)	$144
Deferred income tax expense (recovery) related to:
Origination and reversal of temporary differences	3,301	1,666	$14,546	$7,311
Write down (reversal of write down) or recognition of prior period temporary differences	(7,377)	(5,134)	(12,415)	(16,521)
Total deferred income tax expense (recovery)	$(4,076)	$(3,468)	$2,131	$(9,210)
Income tax expense (recovery) recognized in net earnings	$(6,076)	$(3,448)	$(2,475)	$(9,066)

WHEATON PRECIOUS METALS 2020 ANNUAL REPORT [26]

Liquidity and Capital Resources1

As at December 31, 2020, the Company had cash and cash equivalents of $193 million (December 31, 2019 - $104 million) and debt outstanding under its Revolving Facility of $195 million (December 31, 2019 - $875 million), resulting in a net debt position of $2 million (December 31, 2019 - $771 million).2

A summary of the Company’s cash flow activity is as follows:

Three Months Ended December 31, 2020

Cash Flows From Operating Activities

During the three months ended December 31, 2020, the Company generated operating cash flows of $208 million compared with $132 million during the comparable period of 2019, with the increase being attributable to the following:

Operating cash inflow for the three months ended December 31, 2019	$131,867
Variance attributable to revenue (see page 20):	$62,990
Decrease in accounts receivable relative to sales	2,948
Total increase to cash inflows attributable to sales	$65,938
Variance attributable to cost of sales, excluding depletion:
Sales volume	$2,056
Sales mix differences	2,115
Cost per ounce	(4,932)
Increase in accounts payable relative to cost of sales	6,425
Total decrease to cash outflows attributable to cost of sales	$5,664
Total increase to net cash inflows attributable to gross margin	$71,602
Other variances:
General and administrative	(2,675)
Finance costs	7,557
Income taxes	25
Other	(414)
Total increase to net cash inflows	$76,095
Operating cash inflow for the three months ended December 31, 2020	$207,962

Finance Costs Variance

As more fully detailed on page 26 of this MD&A, the decrease to cash outflows relative to finance costs during the period was due to a combination of lower market rates of interest coupled with a lower average outstanding principal balance resulting from repayments made during 2020 under the Revolving Facility.

Cash Flows From Financing Activities

During the three months ended December 31, 2020, the Company had net cash outflows from financing activities of $339 million, which was primarily the result of repayments under the Company’s Revolving Facility in the amount of $293 million and dividend payments totaling $47 million, partially offset by proceeds relative to the exercise of stock options in the amount of $1 million. During the three months ended December 31, 2019, the Company had net cash outflows from financing activities of $169 million which was primarily the result of repayments under the Company’s Revolving Facility in the amount of $139 million and dividend payments totaling $34 million, partially offset by proceeds relative to the exercise of stock options in the amount of $4 million.

Cash Flows From Investing Activities

During the three months ended December 31, 2020, the Company had net cash inflows from investing activities of $113 million, which was primarily the result of $113 million received relative to proceeds on the disposal of long-term equity investments (see page 10 of this MD&A for more information). During the three months ended December 31, 2019, the Company had net cash outflows from investing activities of $10 million, which was primarily the result of a $10 million advance to Gold X in exchange for the Gold X Convertible Note (see page 12 of this MD&A).

[1]

Statements made in this section contain forward-looking information with respect to funding outstanding commitments and continuing to acquire accretive mineral stream interests and readers are cautioned that actual outcomes may vary. Please see “Cautionary Note Regarding Forward-Looking Statements” for material risks, assumptions and important disclosure associated with this information.

[2]	As explained in non-IFRS measure (v) on page 48 of this MD&A, net debt equals bank debt less cash and cash equivalents.

WHEATON PRECIOUS METALS 2020 ANNUAL REPORT [27]

Year Ended December 31, 2020

Cash Flows From Operating Activities

During the year ended December 31, 2020, the Company generated operating cash flows of $765 million compared with $502 million during the comparable period of 2019, with the increase being attributable to the following:

Operating cash inflow for the year ended December 31, 2019	$501,620

Variance attributable to revenue (see page 24):	$234,892

Decrease in accounts receivable relative to sales	1,940

Total increase to cash inflows attributable to sales	$236,832

Variance attributable to cost of sales, excluding depletion:

Sales volume	$731

Sales mix differences	5,724

Cost per ounce	(14,658)

Increase in accounts payable relative to cost of sales	336

Total increase to cash outflows attributable to cost of sales	$(7,867)

Total increase to net cash inflows attributable to gross margin	$228,965

Other variances:

General and administrative	(622)

Finance costs	27,182

Income taxes	5,429

Other	2,868

Total increase to net cash inflows	$263,822

Operating cash inflow for the year ended December 31, 2020	$765,442

Finance Costs Variance

As more fully detailed on page 27 of this MD&A, the decrease to cash outflows relative to finance costs during the period was due to a combination of lower market rates of interest coupled with a lower average outstanding principal balance, partially offset by the timing of when interest payments are due during the period. The Company uses excess cash to pay down the Revolving Facility, with the average principle outstanding during 2020 being $601 million, compared to an average of $1.1 billion being outstanding during 2019.

Income Taxes Variance

The decrease to cash outflows relative to income taxes was primarily the result of payments made in the previous year relative to the CRA Settlement.

Cash Flows From Financing Activities

During the year ended December 31, 2020, the Company had net cash outflows from financing activities of $827 million, which was primarily the result of repayments under the Company’s Revolving Facility in the amount of $680 million and dividend payments totaling $167 million, partially offset by proceeds relative to the exercise of stock options in the amount of $22 million, which is inclusive of $2 million relative to a stock option exercise which occurred on December 31, 2019. During the year ended December 31, 2019, the Company had net cash outflows from financing activities of $484 million, which was primarily the result of repayments under the Company’s Revolving Facility in the amount of $390 million and dividend payments totaling $130 million, partially offset by proceeds relative to the exercise of stock options in the amount of $37 million.

Cash Flows From Investing Activities

During the year ended December 31, 2020, the Company had net cash inflows from investing activities of $150 million, which was primarily the result of $163 million received relative to the proceeds on disposal of long-term equity investments, partially offset by payments totaling $11 million for the acquisition of long-term equity investments (see page 10 of this MD&A for more information). During the year ended December 31, 2019, the Company had net cash inflows from investing activities of $11 million, which was primarily the result of a $18 million received relative to the proceeds on disposal of long-term equity investments and $9 million received from the partial disposition of the Metates mineral royalty interest, partially offset by the advance of $10 million to Gold X in exchange for the Gold X Convertible Note and a $2 million payment to Panoro in connection with the Cotabambas Early Deposit Agreement.

Conclusion

In the opinion of management, the $193 million of cash and cash equivalents as at December 31, 2020, combined with the liquidity provided by the available credit under the $2 billion Revolving Facility and ongoing operating cash flows positions the Company well to fund all outstanding commitments, as detailed on pages 29 and 30 of this MD&A, in addition to known contingencies as well as providing flexibility to acquire additional accretive mineral stream interests.

WHEATON PRECIOUS METALS 2020 ANNUAL REPORT [28]

Contractual Obligations and Contingencies1

Mineral Stream Interests

The following table summarizes the Company’s commitments to make per-ounce cash payments for gold, silver and palladium and per pound cash payments for cobalt to which it has the contractual right pursuant to the PMPAs:

Mineral Stream Interests	Attributable Payable Production to be Purchased								Per Unit of Measurement Cash Payment [1]								Term of Agreement	Date of Original Contract
	Gold		Silver		Palladium		Cobalt		Gold		Silver		Palladium		Cobalt
Peñasquito	0%		25%		0%		0%		n/a		$4.29		n/a		n/a		Life of Mine	24-Jul-07
Constancia	50%		100%		0%		0%		$408	²	$6.02 ²		n/a		n/a		Life of Mine	8-Aug-12
Salobo	75%		0%		0%		0%		$412		n/a		n/a		n/a		Life of Mine	28-Feb-13
Sudbury	70%		0%		0%		0%		$400		n/a		n/a		n/a		20 years	28-Feb-13
Antamina	0%		33.75%		0%		0%		n/a		20%		n/a		n/a		Life of Mine	3-Nov-15
San Dimas	variable	³	0%	³	0%		0%		$606		n/a		n/a		n/a		Life of Mine	10-May-18
Stillwater	100%		0%		4.5%	[4]	0%		18%	[5]	n/a		18%	[5]	n/a		Life of Mine	16-Jul-18
Voisey’s Bay	0%		0%		0%		42.4%	[6]	n/a		n/a		n/a		18%	[7]	Life of Mine	11-Jun-18
Other
Los Filos	0%		100%		0%		0%		n/a		$4.46		n/a		n/a		25 years	15-Oct-04
Zinkgruvan	0%		100%		0%		0%		n/a		$4.46		n/a		n/a		Life of Mine	8-Dec-04
Yauliyacu	0%		100%	[8]	0%		0%		n/a		$8.94	[9]	n/a		n/a		Life of Mine	23-Mar-06
Stratoni	0%		100%		0%		0%		n/a		$11.43	[10]	n/a		n/a		Life of Mine	23-Apr-07
Neves-Corvo	0%		100%		0%		0%		n/a		$4.34		n/a		n/a		50 years	5-Jun-07
Aljustrel	0%		100% ¹¹		0%		0%		n/a		50%		n/a		n/a		50 years	5-Jun-07
Minto	100% ¹²		100%		0%		0%		75%	¹³	$4.31		n/a		n/a		Life of Mine	20-Nov-08
Keno Hill	0%		25%		0%		0%		n/a		variable	[14]	n/a		n/a		Life of Mine	2-Oct-08
Pascua-Lama	0%		25%		0%		0%		n/a		$3.90		n/a		n/a		Life of Mine	8-Sep-09
Rosemont	100%		100%		0%		0%		$450		$3.90		n/a		n/a		Life of Mine	10-Feb-10
Loma de La Plata	0%		12.5%		0%		0%		n/a		$4.00		n/a		n/a		Life of Mine	n/a [15]
777	50%		100%		0%		0%		$425	²	$6.26 ²		n/a		n/a		Life of Mine	8-Aug-12
Marmato	6.5%	[16]	100%	[16]	0%		0%		18%	[17]	18%	[17]	n/a		n/a		Life of Mine	5-Nov-20
Cozamin	0%		50%	[18]	0%		0%		n/a		10%		n/a		n/a		Life of Mine	10-Dec-20
Early Deposit
Toroparu	10%		50%		0%		0%		$400		$3.90		n/a		n/a		Life of Mine	11-Nov-13
Cotabambas	25%	[19]	100%	[19]	0%		0%		$450		$5.90		n/a		n/a		Life of Mine	21-Mar-16
Kutcho	100%	[20]	100%	[20]	0%		0%		20%		20%		n/a		n/a		Life of Mine	14-Dec-17

1)

The production payment is measured as either a fixed amount per ounce of metal delivered, or as a percentage of the spot price of the underlying metal on the date of delivery. Contracts where the payment is a fixed amount per ounce of metal delivered are subject to an annual inflationary increase, with the exception of Loma de La Plata and Sudbury. Additionally, should the prevailing market price for the applicable metal be lower than this fixed amount, the per ounce cash payment will be reduced to the prevailing market price, with the exception of Yauliyacu where the per ounce cash payment will not be reduced below $4.44, subject to an annual inflationary factor.

2)	Subject to an increase to $9.90 per ounce of silver and $550 per ounce of gold after the initial 40-year term.
3)

Under the terms of the San Dimas PMPA, the Company is entitled to an amount equal to 25% of the payable gold production plus an additional amount of gold equal to 25% of the payable silver production converted to gold at a fixed gold to silver exchange ratio of 70:1 from the San Dimas mine. If the average gold to silver price ratio decreases to less than 50:1 or increases to more than 90:1 for a period of 6 months or more, then the “70” shall be revised to “50” or “90”, as the case may be, until such time as the average gold to silver price ratio is between 50:1 to 90:1 for a period of 6 months or more in which event the “70” shall be reinstated. Effective April 1, 2020, the fixed gold to silver exchange ratio was revised to 90:1, with the 70:1 ratio being reinstated on October 15, 2020.

4)

The Company is committed to purchase 4.5% of Stillwater palladium production until 375,000 ounces are delivered to the Company, thereafter 2.25% of Stillwater palladium production until 550,000 ounces are delivered to the Company and 1% of Stillwater palladium production thereafter for the life of mine.

5)	To be increased to 22% of the spot price once the market value of gold and palladium delivered to Wheaton, net of the per ounce cash payment, exceeds the initial upfront cash deposit.
6)	Once the Company has received 31 million pounds of cobalt, the Company’s attributable cobalt production will be reduced to 21.2%.
7)	To be increased to 22% of the spot price once the market value of cobalt delivered to Wheaton, net of the per pound cash payment, exceeds the initial upfront cash deposit.
8)	The Company is committed to purchase an amount equal to 100% of the first 1.5 million ounces of payable silver produced at Yauliyacu per annum and 50% of any excess.
9)

Should the market price of silver exceed $20 per ounce, in addition to the $8.94 per ounce, the Company is committed to pay Glencore an additional amount for each ounce of silver delivered equal to 50% of the excess, to a maximum of $10 per ounce, such that when the market price of silver is $40 or above, the Company will pay Glencore $18.94 per ounce of silver delivered.

10)

In October 2015, in order to incentivize additional exploration and potentially extend the limited remaining mine life of Stratoni, Wheaton and Eldorado Gold agreed to modify the Stratoni PMPA such that the production price per ounce of silver delivered to Wheaton would be increased over the then fixed price based on the amount of drilling completed outside of the existing ore body and within Wheaton’s defined area of interest (“Expansion Drilling”) by December 31, 2020.The figures in the above table reflect the fact that Eldorado completed a total of 30,000 meters of Expansion Drilling, resulting in a $7.00 per ounce increase.

11)	Wheaton only has the rights to silver contained in concentrate containing less than 15% copper at the Aljustrel mine.
12)	The Company is committed to acquire 100% of the first 30,000 ounces of gold produced per annum and 50% thereafter.
13)

The Company has amended the Minto PMPA such that the cash payment per ounce of gold delivered will be 75% of the spot price of gold. This amended pricing will end on the earlier of (i) 14 months after the first delivery is due; or (ii) once 11,000 ounces of gold have been delivered to the Company. Once this amended pricing ends, the cash payment per ounce of gold delivered will be $325, subject to an increase in periods where the market price of copper is lower than $2.50 per pound.

14)

Effective July 2020, the price paid per ounce of silver delivered under the Keno Hill PMPA has been modified to be between 10% of the spot price of silver when the market price of silver is at or above $23.00 per ounce, to 90% of the spot price of silver when the market price of silver is at or below $15.00 per ounce.

15)	Terms of the agreement not yet finalized.
16)

Once Wheaton has received 190,000 ounces of gold and 2.15 million ounces of silver under the Marmato PMPA the Company’s attributable gold and silver production will be reduced to 3.25% and 50%, respectively.

17)	To be increased to 22% of the spot price once the market value of gold and silver delivered to the Company, net of the per ounce cash payment, exceeds the initial upfront cash deposit.
18)	Once Wheaton has received 10 million ounces, the Company’s attributable silver production will be reduced to 33% of silver production for the life of the mine.
19)

Once 90 million silver equivalent ounces attributable to Wheaton have been produced, the attributable production will decrease to 16.67% of gold production and 66.67% of silver production for the life of mine.

20)	Once 51,000 ounces of gold and 5.6 million ounces of silver have been delivered to Wheaton, attributable production will decrease to 66.67% of gold and silver production for the life of mine.

[1]

Statements made in this section contain forward-looking information and readers are cautioned that actual outcomes may vary. Please see “Cautionary Note Regarding Forward-Looking Statements” for material risks, assumptions and important disclosure associated with this information.

WHEATON PRECIOUS METALS 2020 ANNUAL REPORT [29]

Other Contractual Obligations and Contingencies

	Obligations With Scheduled Payment Dates
(in thousands)	2021	2022 - 2024	2025 - 2026	After 2026	Sub-Total	Other Commitments	Total

Bank debt [1]	$-	$-	$195,000	$-	$195,000	$-	$195,000

Interest [2]	2,311	8,722	622	-	11,655	-	11,655

Payments for mineral stream interests

Rosemont [3]	-	-	-	-	-	231,150	231,150

Loma de La Plata	-	-	-	-	-	32,400	32,400

Marmato	38,000	-	-	-	38,000	72,000	110,000

Cozamin [4]	150,000	-	-	-	150,000	-	150,000

Salobo [5]	-	670,000	-	-	670,000	-	670,000

Payments for early deposit mineral stream interest

Toroparu	-	-	-	-	-	138,000	138,000

Cotabambas	1,500	2,500	-	-	4,000	126,000	130,000

Kutcho	-	-	-	-	-	58,000	58,000

Non-revolving credit facility [6]	208	-	-	-	208	-	208

Leases liabilities	895	2,733	336	-	3,964	-	3,964

Total contractual obligations	$192,914	$683,955	$195,958	$-	$1,072,827	$657,550	$1,730,377

1)	At December 31, 2020, the Company had $195 million drawn and outstanding on the Revolving Facility.
2)

As the applicable interest rates are floating in nature, the interest charges are estimated based on market-based forward interest rate curves at the end of the reporting period combined with the assumption that the principal balance outstanding at December 31, 2020 does not change until the debt maturity date.

3)	Includes contingent transaction costs of $1 million.
4)	In connection with the Cozamin PMPA, the Company paid Capstone $150 million on February 19, 2021 once certain conditions had been met.
5)

As more fully explained on the following page, assuming the Salobo III expansion project achieves 12 Mtpa of additional processing capacity (bringing total processing capacity at Salobo to 36 Mtpa) by the end of 2022, the Company would expect to pay an estimated expansion payment of between $570 million to $670 million.

6)	Represents the maximum amount available to Kutcho under the Cdn$1.3 million non-revolving credit facility (see the Kutcho section on the following page).

Rosemont

The Company is committed to pay Hudbay total upfront cash payments of $230 million in two installments, with the first $50 million being advanced upon Hudbay’s receipt of permitting for the Rosemont project and other customary conditions and the balance of $180 million being advanced once project costs incurred on the Rosemont project exceed $98 million and certain other customary conditions. Under the Rosemont PMPA, the Company is permitted to elect to pay the deposit in cash or the delivery of common shares. Additionally, the Company will be entitled to certain delay payments, including where construction ceases in any material respect, or if completion is not achieved within agreed upon timelines. Hudbay and certain affiliates have provided the Company with a corporate guarantee and other security.

On August 1, 2019, Hudbay announced that the U.S. District Court for the District of Arizona (“Court”) issued a ruling in the lawsuits challenging the U.S. Forest Service’s issuance of the Final Record of Decision (“FROD”) for the Rosemont project in Arizona. The Court ruled to vacate and remand the FROD such that Rosemont cannot proceed with construction at this time. On June 22, 2020 Hudbay announced that they had filed the initial brief with the U.S. Court of Appeals for the Ninth Circuit in relation to appealing this decision. As per Hudbay’s MD&A for the year ended December 31, 2020, final briefs were filed in November 2020 and the oral hearing was completed in early February 2021. Hudbay indicates that a decision from the Ninth Circuit is expected in the second half of 2021.

Loma de La Plata

In connection with the Loma de La Plata PMPA, the Company is committed to pay Pan American Silver Corp. (“PAAS”) total upfront cash payments of $32 million following the satisfaction of certain conditions, including PAAS receiving all necessary permits to proceed with the mine construction and the Company finalizing the definitive terms of the PMPA.

Marmato

In connection with the Marmato PMPA, the Company is committed to pay Aris Gold total upfront cash payments of $110 million, $34 million of which is payable once mining contract 014-89M is extended; $4 million of which is payable six months thereafter; and the remaining portion of which is payable during the construction of the MDZ project, subject to receipt of required permits and licenses, sufficient financing having been obtained to cover total expected capital expenditures, and other customary conditions.

WHEATON PRECIOUS METALS 2020 ANNUAL REPORT [30]

Toroparu

In connection with the Toroparu Early Deposit Agreement, the Company is committed to pay Gold X an additional $138 million, payable on an installment basis to partially fund construction of the mine. Following the delivery of certain feasibility documentation or after December 31, 2020 if the feasibility documentation has not been delivered to Wheaton by such date (or such date has not been extended), Wheaton may elect not to proceed with the agreement or not pay the balance of the upfront consideration and reduce the gold stream percentage from 10% to 0.909% and the silver stream percentage from 50% to nil. If Wheaton elects to terminate, Wheaton will be entitled to a return of the amounts advanced less $2 million which is non-refundable on the occurrence of certain events. If Wheaton elects to reduce the streams, Gold X may elect to terminate the agreement and Wheaton will be entitled to a return of the amount of the deposit already advanced less $2 million which is non-refundable. Gold X has filed a PEA defining the re-scoping of the Toroparu project, including a revised operating plan. Please see the section entitled Toroparu - Development Update on page 9 of this MD&A for more information.

Cotabambas

In connection with the Cotabambas Early Deposit Agreement, the Company is committed to pay Panoro a total cash consideration of $140 million, of which $10 million has been paid to date. Once certain conditions have been met, the Company will advance an additional $4 million to Panoro, spread over up to three years. Following the delivery of a bankable definitive feasibility study, environmental study and impact assessment, and other related documents (collectively, the “Cotabambas Feasibility Documentation”), and receipt of permits and construction commencing, the Company may then advance the remaining deposit or elect to terminate the Cotabambas Early Deposit Agreement. If the Company elects to terminate, the Company will be entitled to a return of the portion of the amounts advanced less $2 million payable upon certain triggering events occurring.

Kutcho

In connection with the Kutcho Early Deposit Agreement, the Company is committed to pay Kutcho a total cash consideration of $65 million, of which $7 million has been paid to date. The remaining $58 million will be advanced on an installment basis to partially fund construction of the mine once certain conditions have been satisfied.

The Company will be required to make an additional payment to Kutcho, of up to $20 million, if processing throughput is increased to 4,500 tonnes per day or more within 5 years of attaining commercial production.

Non-revolving term loan

On November 25, 2019, the Company entered into a non-revolving term loan with Kutcho, under which Kutcho can draw up to a maximum of $1 million (Cdn$1.3 million), of which $0.8 million (Cdn$1.0 million) has been drawn as at December 31, 2020. The credit facility carries interest at 15% per annum, compounded monthly and has a revised maturity date of December 31, 2021.

Salobo

The Salobo mine currently has a mill throughput capacity of 24 Mtpa. In October 2018, Vale’s Board of Directors approved the investment in the Salobo Expansion, which is proposed to include a third concentrator line and will use Salobo’s existing infrastructure. Vale anticipates that the Salobo Expansion, which is scheduled to start up in the first half of 2022 with a ramp-up of 15 months, will result in an increase of throughput capacity from 24 Mtpa to 36 Mtpa once fully ramped up.

If actual throughput is expanded above 28 Mtpa, then under the terms of the Salobo PMPA, Wheaton will be required to make an additional set payment to Vale based on the size of the expansion, the timing of completion and the grade of the material processed. The set payment ranges from $113 million if throughput is expanded beyond 28 Mtpa by January 1, 2036 up to $923 million if throughput is expanded beyond 40 Mtpa by January 1, 2022. Assuming the Salobo III expansion project achieves 12 Mtpa of additional processing capacity (bringing total processing capacity at Salobo to 36 Mtpa) by the end of 2022, the Company would expect to pay an estimated expansion payment of between $570 million to $670 million. The actual amount and timing of any expansion payment may significantly differ from this estimate depending on the size, timing and processed grade of any expansion.

Taxes - Canada Revenue Agency – 2013-2015 Taxation Years - Domestic Reassessments 1

The Company received Notices of Reassessment in 2018 and 2019 for the 2013 to 2015 taxation years in which the CRA is seeking to change the timing of the deduction of upfront payments with respect to the Company’s PMPAs relating to Canadian mining assets, so that the cost of precious metal acquired under these Canadian PMPAs is equal to the cash cost paid on delivery plus an amortized amount of the upfront payment determined on a units-of-production

[1]

The assessment by management of the expected impact of the Domestic Reassessments on the Company is “forward-looking information”. Statements in respect of the impact of the Domestic Reassessments are based on the expectation that the Company will be successful in challenging the Domestic Reassessments. Statements in respect of the Domestic Reassessments and estimates of any future taxes that the CRA may assert are payable are subject to known and unknown risks including that the Company’s interpretation of, or compliance with, tax laws, is found to be incorrect. Please see “Cautionary Note Regarding Forward-Looking Statements” in the MD&A for material risks, assumptions and important disclosure associated with this information.

WHEATON PRECIOUS METALS 2020 ANNUAL REPORT [31]

basis over the estimated recoverable reserves, and where applicable, resources and exploration potential at the respective mine (the “Domestic Reassessments”). In total, the Domestic Reassessments assessed tax, interest and other penalties of $8 million.

Management believes the Company’s position, as reflected in its filed Canadian income tax returns and consistent with the terms of the PMPAs, that the cost of the precious metal acquired under the Canadian PMPAs is equal to the market value while a deposit is outstanding, and the cash cost thereafter is correct. The Company has filed Notices of Objection and paid 50% of the disputed amounts in order to challenge the Domestic Reassessments.

If CRA were to apply the methodology in the Domestic Reassessments to taxation years subsequent to 2015, the Company estimates that losses would arise that could be carried back to reduce tax and interest relating to the Domestic Reassessments to approximately $2 million.

U.S. Shareholder Class Action

During July 2015, after the Company disclosed that the CRA was proposing that they would issue notices of reassessment for federal and provincial tax, transfer pricing penalties, interest and other penalties for the 2005-2010 taxation years (the “Reassessments”), two putative securities class action lawsuits were filed against the Company in the U.S. District Court for the Central District of California in connection with the proposal (the “Complaints”).

On October 19, 2015, the Complaints were consolidated into one action, In re Silver Wheaton Securities Litigation, as against the Company, Randy Smallwood, President & Chief Executive Officer, Gary Brown, Senior Vice President & Chief Financial Officer and Peter Barnes, former Chief Executive Officer (together the “Initial Defendants”) and a lead plaintiff (the “Plaintiff”) was selected. The Plaintiff filed a consolidated amended complaint in December 2015, which focuses on the Reassessments and asserted claims under Sections 10(b) and 20(a) of the Securities Exchange Act of 1934 (“Exchange Act”).

On March 27, 2018, the court granted Plaintiff’s motion for leave to file a Second Amended Complaint, which alleges that Initial Defendants made false and/or misleading statements, as well as failed to disclose material adverse facts about the Company’s business, operations, prospects and performance in violation of Sections 10(b) and 20(a) of the Exchange Act, and adds a claim under Section 10(b) against our auditors (together with the “Initial Defendants, the “Defendants”).

On August 3, 2020, the court issued their final approval of a settlement of the lawsuit for $41.5 million, without admission of liability by any of the Defendants. The settlement was fully funded by the Company’s insurance carriers and the other Defendants. The Company was not required to pay any portion of the settlement.

Canadian Shareholder Class Action

By Notice of Action dated August 10, 2016 (as amended September 2, 2016 and supplemented by Statement of Claim filed September 9, 2016 (collectively, the “Claim”)), proposed representative plaintiff Suzan Poirier commenced proceedings pursuant to the Class Proceedings Act (Ontario) in the Ontario Superior Court of Justice against Wheaton Precious Metals Corp., Randy Smallwood, President and Chief Executive Officer and Gary Brown, Senior Vice President & Chief Financial Officer. The Claim alleges, among other things, misrepresentation pursuant to primary and secondary market civil liability provisions under the Securities Act (Ontario) and its provincial equivalents, common law negligence and negligent misrepresentation. The claim focuses on the Reassessments. The Claim purports to be brought on behalf of proposed class of persons and entities who acquired common shares of Wheaton Precious Metals Corp. between August 14, 2013 and July 6, 2015 and held some or all of such common shares as of at least July 6, 2015. On July 21, 2020, the Company received a motion record in support of a proposed motion seeking the following (among other relief): (i) leave of the court to commence a secondary market action pursuant to section 138.3(1) of the Securities Act (Ontario) and equivalent provisions in the applicable provincial securities statutes: (ii) certification of the (amended) class and proposed common issues; (iii) leave to file an amended Statement of Claim to include further particulars and to refer to various provincial securities laws; and (iv) the appointment of a new class representative (Ms. Miriam Rosenszajn) in place of Ms. Poirier.

The Company believes that the allegations are without merit and intends to vigorously defend against this matter. No amounts have been recorded for potential liability arising from this claim as no value has been specified in the statement of claim and the Company cannot reasonably predict the outcome.

Please see “Cautionary Note Regarding Forward-Looking Statements” in the MD&A for material risks, assumptions and important disclosure associated with outstanding litigation.

Tax Contingencies

Due to the size, complexity and nature of the Company’s operations, various legal and tax matters are outstanding from time to time, including audits and disputes.

Under the terms of the 2018 settlement with the CRA of the transfer pricing dispute relating to the 2005-2010 taxation years (“CRA Settlement”), income earned outside of Canada by the Company’s foreign subsidiaries will not be subject

WHEATON PRECIOUS METALS 2020 ANNUAL REPORT [32]

to income tax in Canada under transfer pricing rules. The CRA Settlement principles apply to all taxation years after 2010 subject to there being no material change in facts or change in law or jurisprudence.

It is not known or determinable by the Company when any ongoing audits by CRA of international and domestic transactions will be completed, or whether reassessments will be issued, or the basis, quantum or timing of any such potential reassessments, and it is therefore not practicable for the Company to estimate the financial effect, if any, of any ongoing audits. From time to time there may also be proposed legislative changes to law or outstanding legal actions that may have an impact on applicable law or jurisprudence, the outcome, applicability and impact of which is also not known or determinable by the Company.

General

By their nature, contingencies will only be resolved when one or more future events occur or fail to occur. The assessment of contingencies inherently involves the exercise of significant judgment and estimates of the outcome of future events. If the Company is unable to resolve any of these matters favorably, there may be a material adverse impact on the Company’s financial performance, cash flows or results of operations. In the event that the Company’s estimate of the future resolution of any of the foregoing matters changes, the Company will recognize the effects of the change in its consolidated financial statements in the appropriate period relative to when such change occurs.

Share Capital

During the year ended December 31, 2020, the Company received cash proceeds of $19 million from the exercise of 1,056,363 share purchase options at a weighted average exercise price of Cdn$25.70 per option. During the year ended December 31, 2019, the Company received cash proceeds of $39 million from the exercise of 2,093,735 share purchase options at a weighted average exercise price of Cdn$25.79 per option.

During the year ended December 31, 2020, the Company released 128,405 RSUs, as compared to 133,670 RSUs during the comparable period of the previous year.

The Company has implemented a dividend reinvestment plan (“DRIP”) whereby shareholders can elect to have dividends reinvested directly into additional Wheaton common shares. During the year ended December 31, 2020, there were 502,193 common shares issued under the DRIP, compared to 1,261,667 during 2019.

As of March 11, 2021, there were 449,466,394 outstanding common shares, 1,778,817 share purchase options, 370,258 restricted share units and 10,000,000 share purchase warrants.

At the Market Equity Program

On April 16, 2020, the Company established an at-the-market equity program (the “ATM Program”) that allows the Company to issue up to $300 million worth of common shares from treasury (“Common Shares”) to the public from time to time at the Company’s discretion and subject to regulatory requirements. Any Common Shares sold in the ATM Program will be sold (i) in ordinary brokers’ transactions on the NYSE or another US marketplace on which the Common Shares are listed, quoted or otherwise trade, (ii) in ordinary brokers’ transactions on the TSX, (iii) on another Canadian marketplace on which the Common Shares are listed, quoted or otherwise trade, or (iv) with respect to sales in the United States, at the prevailing market price, a price related to the prevailing market price or at negotiated prices. Since the Common Shares will be distributed at the prevailing market prices at the time of the sale or certain other prices, prices may vary among purchasers and during the period of distribution.

The ATM Program will be effective until the date that all Common Shares available for issue under the ATM Program have been issued or the ATM Program is terminated prior to such date by the Company or the agents under the equity offering sales agreement dated April 16, 2020.

Wheaton intends that the net proceeds from the ATM Program, if any, will be available as one potential source of funding for stream acquisitions and/or other general corporate purposes including the repayment of indebtedness. As at March 11, 2021, the Company has not issued any shares under the ATM program.

Financial Instruments

The Company owns equity interests in several companies as long-term investments (see page 10 of this MD&A) in addition to the Kutcho Convertible Note (see page 12 of this MD&A) and therefore is inherently exposed to various risk factors including currency risk, market price risk and liquidity risk.

In order to mitigate the effect of short-term volatility in gold, silver and palladium prices, the Company will occasionally enter into forward contracts in relation to gold, silver and palladium deliveries that it is highly confident will occur within a given quarter. The Company does not hedge its long-term exposure to commodity prices. Other than these very short-term forward contracts, the Company has not used derivative financial instruments to manage the risks associated with its operations and therefore, in the normal course of business, it is inherently exposed to currency, interest rate and commodity price fluctuations. No forward contracts were outstanding at December 31, 2020 and December 31, 2019.

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Risks and Uncertainties

The primary risk factors affecting the Company are set forth below. For discussion of additional risk factors, please refer to the Company’s Annual Information Form, which is available on the Company’s website, www.wheatonpm.com, and on SEDAR, www.sedar.com, or is available upon request from the Company. The “Mining Operations” consist of all of the mineral stream interests currently owned by the Company.

Commodity Prices and Commodity Markets

The price of the common shares and the Company’s financial results may be significantly and adversely affected by a decline in the price of precious metals and cobalt. The price of precious metals and cobalt fluctuates widely, especially in recent years, and is affected by numerous factors beyond the Company’s control, including, but not limited to, the sale or purchase of precious metals by various central banks and financial institutions, interest rates, exchange rates, inflation or deflation, fluctuation in the value of the United States dollar and foreign currencies, global and regional supply and demand, and the political and economic conditions of major precious metals and cobalt producing countries throughout the world. The precious metals and cobalt markets tend to be cyclical, and a general downturn could result in a significant decrease in the Company’s revenue. Any such price decline may have a material adverse effect on the Company.

The profitability of Wheaton’s interests under the PMPAs is directly related to the market price of precious metals and cobalt. The Company’s revenue is sensitive to changes in the price of precious metals and cobalt and the overall condition of the precious metal and cobalt mining industry and markets, as it derives all of its of revenue from precious metals and cobalt streams. If Wheaton is unable to sell precious metals or cobalt production as a result of a reduction in, or an absence of, demand for precious metals or cobalt, there could be a significant decrease in the Company’s revenue which may have a material adverse effect on the Company or result in the Company not generating positive cash flow or earnings.

In the event that the prevailing market price of precious metals and cobalt is at or below the price at which the Company can purchase such commodities pursuant to the terms of the PMPAs associated with its precious metals and cobalt interests, the Company will not generate positive cash flow or earnings, which could have a material adverse effect on the Company.

Precious metals and cobalt are by-product metals at all of the Mining Operations, other than silver at the Keno Hill mines, silver at the Loma de La Plata zone of the Navidad project, gold at the Toroparu project, gold and silver at the Marmato mine and palladium at the Stillwater mines, and therefore, the economic cut-off applied to the reporting of precious metals and cobalt reserves and resources will be influenced by changes in the commodity prices of other metals at the mines.

Impact of Epidemics

All of Wheaton’s PMPAs are subject to the risk of emerging infectious diseases or the threat of outbreaks of viruses or other contagions or epidemic diseases through the Mining Operations, including the novel COVID-19 virus pandemic. These infectious disease risks may not be adequately responded to locally, nationally, regionally or internationally due to lack of preparedness to detect and respond to outbreaks or respond to significant pandemic threats. In addition, a government may impose strict emergency measures in response to the threat or existence of an infectious disease, such as the emergency measures imposed by governments of many countries in response to the COVID-19 virus pandemic. As such, there are potentially significant economic and social impacts of infectious disease risks, including the inability of Mining Operations to operate as intended, shortage of skilled employees or labour unrest, delays or shortages in supply chains, inability of employees to access sufficient healthcare, significant social upheavals or unrest, government or regulatory actions or inactions (including but not limited to, changes in taxation or policies, or delays in permitting or approvals), decreased demand or the inability to sell precious metals or cobalt or declines in the price of precious metals and cobalt, capital markets volatility, availability of credit, loss of investor confidence or other unknown but potentially significant impacts. Given the global nature of Mining Operations, there are potentially significant economic losses from infectious disease outbreaks that can extend far beyond the initial location of an infection disease outbreak. As such, both global outbreaks, such as the COVID-19 virus pandemic, as well as regional and local outbreaks can have a significant impact on Wheaton’s PMPAs and the related Mining Operations. Wheaton may not be able to accurately predict which Mining Operations will be subject to infectious disease risks or the quantum of such risks. In addition, Wheaton’s own operations are exposed to infectious disease risks noted above and as such Wheaton’s operations may be adversely affected by such infectious disease risks. Accordingly, any outbreak or threat of an outbreak of a virus or other contagions or epidemic disease could have a material adverse effect on Wheaton, its business, results from operations and financial conditions directly or due to a counterparty (i) being unable to deliver some or all of the precious metals or cobalt due under the applicable PMPA with that counterparty; (ii) otherwise defaulting in its obligations under that PMPA; (iii) ceasing operations at one or more mines that are the subject of that PMPA; or (iv) becoming insolvent. As a result, any of these or other adverse financial or operational consequences on a counterparty may also have a material adverse effect on Wheaton’s business, financial condition, results of operations and cash flows.

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As at the date of this MD&A, all of the Company’s partners’ operations are currently running, though we are closely monitoring and regularly assessing the impact of the COVID-19 virus pandemic on the Mining Operations and our own operations. However, this pandemic is evolving rapidly and its effects on the Mining Operations and our own operations are uncertain. It is possible that in the future operations at the Mining Operations may be temporarily shut down or suspended for indeterminate amounts of time, any of which may, individually or in the aggregate, have a material and adverse impact on the Company’s business, financial condition, results of operations and cash flows. In addition, the impact of the COVID-19 virus pandemic on economies and the prospects of economic growth globally may lead to decreased demands for commodities, including precious metals or cobalt, which may have a material and adverse impact on the Company’s business, financial condition, results of operations and cash flows.

There can be no assurance that our partners’ operations that are operational as of the date of this MD&A will continue to remain operational for the duration of the COVID-19 virus pandemic. In addition, even if operational, these operations may be subject to adverse impacts on production and other impacts due to the COVID-19 virus pandemic response measures, absenteeism and otherwise as a result of the pandemic and any of these impacts may be material with respect to those operations, as well as our business and financial results.

COVID-19 virus pandemic may heighten other risks

To the extent that the COVID-19 virus pandemic adversely affects the Company’ business and financial results, it may also have the effect of heightening many of the other risks described in this MD&A and in the “Risk Factors” section of the Company’s Annual Information Form for the year ended December 31, 2020, including, but not limited to, risks relating to the Company such as risks related to commodity prices and commodity markets, commodity price fluctuations, equity price risk associated with the Company’s equity investments, credit and liquidity of counterparties to our PMPAs, mine operator concentration, our indebtedness and guarantees, our ability to raise additional capital, our ability to enforce security interests, information systems and cyber security and risks relating to the Mining Operations such as risks related to mineral reserve and mineral resource estimates, production forecasts, impacts of governmental regulations, international operations, availability of infrastructure and employees and challenging global financial conditions.

Risks Relating to the Mining Operations

To the extent that they relate to the production of precious metals or cobalt from, or the continued operation of, the Mining Operations, the Company will be subject to the risk factors applicable to the operators of such mines or projects, as more fully described in the Company’s Annual Information Form.

No Control Over Mining Operations

The Company has agreed to purchase a certain percentage of the gold, silver, palladium and/or cobalt produced by the Mining Operations. The Company is not directly involved in the ownership or operation of mines and has no contractual rights relating to the operation of the Mining Operations. The owners and operators will generally have the power to determine the manner in which the relevant properties subject to the asset portfolio are exploited, including decisions to expand, advance, continue, reduce, suspend or discontinue production from a property and decisions about the marketing of products extracted from the property. The interests of the Company and the operators of the relevant properties may not always be aligned. As a result, the cash flows of the Company are dependent upon the activities of third parties which creates the risk that at any time those third parties may: (i) have business interests or targets that are inconsistent with those of the Company, (ii) take action contrary to the Company’s policies or objectives, (iii) be unable or unwilling to fulfill their obligations under their agreements with the Company, or (iv) experience financial, operational or other difficulties, including insolvency, which could limit or suspend a third party’s ability to perform its obligations under the PMPAs. At any time, any of the operators of the Mining Operations may decide to suspend or discontinue operations, including if the costs to operate the mine, or observe the obligations of the PMPA, exceed the revenues from operations.

The ability for the operators of the Mining Operations to act in their sole discretion could therefore have a material adverse effect on the Company’s business, financial condition, results of operations and cash flows.

Except in limited circumstances, the Company will not be entitled to any material compensation if such operations do not meet their forecasted precious metals or cobalt production targets in any specified period or if the operations shut down, suspend or discontinue on a temporary or permanent basis. There can be no assurance that the precious metals or cobalt production from such properties will ultimately meet forecasts or targets. In addition, payments from production generally flow through the operator and there is a risk of delay and additional expense in receiving such revenues. The PMPA payments are calculated by the operators based on reported production and calculations of the Company’s payments are subject to, and dependent upon, the adequacy and accuracy of the operators’ production and accounting functions. Failure to receive payments under the PMPAs to which the Company is entitled may have a material adverse effect on the Company. In addition, the Company must rely on the accuracy and timeliness of the public disclosure and other information it receives from the owners and operators of the Mining Operations, and uses such information, including production estimates, in its analyses, forecasts and assessments relating to its own business. If the information provided by such third parties to the Company contains material inaccuracies or omissions, the Company’s ability to accurately forecast or achieve its stated objectives may be materially impaired.

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Taxes

A significant portion of the Company’s operating profit is derived from its subsidiaries, including Wheaton Precious Metals International Ltd. which is incorporated and operates in the Cayman Islands and historically, Silverstone Resources (Barbados) Corp., which was incorporated and operated in Barbados, such that the Company’s profits are subject to low income tax.

The introduction of new tax laws, regulations or rules, or changes to, or differing interpretation of, or application of, or court decisions in respect of, existing tax laws, regulations or rules in Canada, the Cayman Islands, Barbados, Luxembourg, the Netherlands or any of the countries in which the Company’s subsidiaries or the Mining Operations are located, or to which deliveries of precious metals, precious metals credits or cobalt are made, could result in an increase in the Company’s taxes, or other governmental charges, duties or impositions. No assurance can be given that new tax laws, regulations or rules will not be enacted or that existing tax laws, regulations or rules will not be changed, interpreted, applied or decided upon in a manner which could result in the Company’s profits being subject to additional taxation or which could otherwise have a material adverse effect on the Company or the price of the common shares.

Under the terms of the CRA Settlement, income earned outside of Canada by the Company’s foreign subsidiaries will not be subject to income tax in Canada under transfer pricing rules. The CRA Settlement principles apply to all taxation years after 2010 subject to there being no material change in facts or change in law or jurisprudence.

It is not known or determinable by the Company when any ongoing audits by CRA of international and domestic transactions will be completed, or whether reassessments will be issued, or the basis, quantum or timing of any such potential reassessments, and it is therefore not practicable for the Company to estimate the financial effect, if any, of any ongoing audits. From time to time there may also be proposed legislative changes to law or outstanding legal actions that may have an impact on applicable law or jurisprudence, the outcome, applicability and impact of which is also not known or determinable by the Company, but which may have a material adverse effect on the Company or the price of the Common Shares.

Counterparty Credit and Liquidity Risk

The Company is exposed to counterparty risks and liquidity risks including, but not limited to: (i) through the companies with which the Company has PMPAs which may experience financial, operational or other difficulties, including insolvency, which could limit or suspend those companies’ ability to perform their obligations under those PMPAs; (ii) through the companies with which the Company has advanced funds in exchange for convertible notes receivable; (iii) through financial institutions that hold the Company’s cash and cash equivalents; (iv) through companies that have payables to the Company, including concentrate customers; (v) through the Company’s insurance providers; and (vi) through the Company’s lenders. The Company is also exposed to liquidity risks in meeting its operating expenditure requirements in instances where cash positions are unable to be maintained or appropriate financing is unavailable. These factors may impact the ability of the Company to obtain loans and other credit facilities in the future and, if obtained, on terms favourable to the Company. If these risks materialize, the Company’s operations could be adversely impacted and the trading price of the common shares could be adversely affected.

In the event that a counterparty with which the Company has a PMPA were to experience financial, operational or other difficulties (such as Vale in connection with the Brumadinho Incident as discussed on page 37 of this MD&A or a counterparty that is unable to favourably resolve the application of new or existing tax laws, regulations or rules or any tax audits or disputes), then that counterparty may (i) be unable to deliver some or all of the precious metals or cobalt due under the applicable PMPA with that counterparty; (ii) otherwise default in its obligations under that PMPA; (iii) cease operations at one or more mines that are the subject of that PMPA; or (iv) become insolvent. As a result, any of these or other adverse financial or operational consequences on a counterparty may also have a material adverse effect on Wheaton’s business, financial condition, results of operations and cash flows. In addition, there is no assurance that Wheaton will be successful in enforcing its rights under any security or guarantees provided to Wheaton.

In addition, parties to contracts do not always honour contractual terms and contracts themselves may be subject to interpretation or technical defects. To the extent companies with which the Company has PMPAs do not abide by their contractual obligations, the Company would be forced to take legal action to enforce its contractual rights. Such litigation may be time consuming and costly and there is no guarantee of success. Any pending proceedings or actions or any decisions determined adversely may have a material and adverse effect on Wheaton’s business, financial condition, results of operations and cash flows.

San Dimas - Mexican Tax Dispute

In February 2016, Primero Mining Corp. (“Primero”) announced that its Mexican subsidiary, Primero Empresa Minera S.A. de C.V. (“PEM”), received a legal claim from the Mexican tax authorities, Servicio de Administración Tributaria (“SAT”), seeking to nullify the Advance Pricing Agreement issued by SAT in 2012 (“2012 APA”). The 2012 APA

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confirmed PEM’s ability to pay taxes in Mexico on the sale of silver on actual prices realized by its Mexican subsidiary in connection with silver sales under the San Dimas SPA for the tax years 2010 through 2014.

As disclosed by First Majestic in their MD&A for the period ended December 31, 2020, during 2019, as part of the ongoing annual audits of PEM’s tax returns, the SAT issued reassessments for the 2010 to 2012 tax years in the amount of $246.6 million inclusive of interest, inflation, and penalties. The key items relate to the view that PEM should pay taxes based on the market price of silver and denial of the deductibility of interest expense and service fees in Mexico. First Majestic also indicates that in April 2020, SAT issued notifications to PEM to attempt to secure amounts it claims are owed pursuant to its reassessments issued. These notifications impose certain restrictions on PEM including its ability to dispose of its concessions and real properties. First Majestic has challenged SAT’s reassessments and dismissals through all domestic means available to them, including annulment suits before the Mexican Federal Tax Court on Administrative Matters (“Federal Court”). In September 2020, First Majestic was served with a decision made by the Federal Court to nullify the APA granted to PEM. The Federal Court’s decision directs SAT to re-examine the evidence and basis for the issuance of the APA with retroactive effect, for the following key reasons:

(i)	SAT’s errors in analyzing PEM’s request for the APA and the evidence provided in support of the request; and
(ii)	SAT’s failure to request from PEM certain additional information before issuing the APA.

First Majestic states that they filed an appeal of the decision to the Mexican Circuit Courts on November 30, 2020.

On March 2, 2021, First Majestic announced that it has submitted a Request for Arbitration to the International Centre for Settlement of Investment Disputes, on its own behalf and on behalf of PEM, based on Chapter 11 of the North American Free Trade Agreement.

First Majestic indicates that if the SAT is successful in retroactively nullifying the APA and issuing reassessments, it would likely have a material adverse effect on First Majestic’s results of operations, financial condition and cash flows. PEM would have rights of appeal in connection with any reassessments. First Majestic states that they continue to believe PEM’s filings were appropriate and continue to believe its tax filing position based upon the APA is correct. However, they note that should PEM ultimately be required to pay tax on its silver revenues based on market prices without any mitigating adjustments, the incremental income tax for the years 2010-2018 would be approximately $219.2 million, before interest or penalties.

First Majestic has indicated in their MD&A for the period ended December 31, 2020 that while it continues to vigorously defend the validity of the APA and its transfer pricing position, it is also engaging in dialogue with the SAT seeking to resolve matters and bring tax certainty through a negotiated solution. To the extent that First Majestic is not able to defend the validity of the 2012 APA or the SAT determines that the appropriate price to tax sales under the former San Dimas SPA or the new San Dimas PMPA is significantly different from the actual realized prices thereunder, it may have an adverse impact on First Majestic’s business, financial condition or results of operations. If the Company was unable to purchase any further gold under the San Dimas PMPA, it may have a material adverse effect on Wheaton’s business, financial condition, results of operation and cash flows. In addition, should this occur, there is no assurance that Wheaton would be successful in enforcing its rights under the security interest granted by First Majestic or its other remedies under the San Dimas PMPA.

Vale - Brumadinho Incident

On January 25, 2019, Vale’s mining operations in Brumadinho, Minas Gerais, Brazil experienced a significant breach and failure of a retaining dam around the tailings disposal area (the “Brumadinho Incident”). Vale reported in February 2021 that it has entered into a global settlement with the State of Minas Gerais, the Public Defender of the State of Minas Gerais and the Federal and the State of Minas Gerais Public Prosecutors Offices, to repair the environmental and social damage resulting from the Brumadinho Incident. Vale reports that the Global Settlement has an economic value of Brazilian Real$37,689,767,329, contemplating socio-economic and socio-environmental reparation projects. While the Brumadinho Incident did not occur at any mine that is the subject of the Company’s PMPAs, the consequences of the Brumadinho Incident for Vale may have an impact on the Company’s business, financial condition and results of operations.

Mine Operator and Counterparty Concentration Risk

Precious metals and cobalt purchases under certain of Wheaton’s PMPAs are subject to both mine operator concentration risk and counterparty concentration risk, including as follows:

●

The counterparty obligations under the Salobo, Sudbury and Voisey’s Bay PMPAs are guaranteed by the parent company Vale. Total revenues relative to Vale during the year ended December 31, 2020 were 46% of the Company’s total revenue;

●

The counterparty obligations under the Antamina PMPA and the Yauliyacu PMPA (which is included as part of Other silver interests) are guaranteed by the parent company Glencore and its subsidiary. Total revenues relative to Glencore during the year ended December 31, 2020 were 12% of the Company’s total revenue; and

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●

The counterparty obligations under the Peñasquito PMPA are guaranteed by the parent company Newmont. Total revenues relative to Newmont during the year ended December 31, 2020 were 14% of the Company’s total revenue.

Should any of these mine operators or counterparties become unable or unwilling to fulfill their obligations under their agreements with Wheaton, or should any of the risk factors identified by Wheaton materialize in respect of the mine operators, counterparties or the Mining Operations, there could be a material adverse effect on Wheaton, including, but not limited to, Wheaton’s revenue, net income and cash flows from operations.

In particular, total revenues relative to PMPAs with Vale were 46% and 47% of the Company’s total revenue for the years ended December 31, 2020 and December 31, 2019, respectively; operating cash flows from the PMPAs with Vale represented approximately 50% and 57% of the Company’s operating cash flows for the years ended December 31, 2020 and December 31, 2019, respectively; and as at December 31, 2020, the PMPAs with Vale proven and probable precious metal and cobalt reserves represented approximately 47% of the Company’s total proven and probable GEO reserves, measured and indicated precious metals and cobalt resources represented approximately 21% of the Company’s GEO measured and indicated precious metals and cobalt resources and inferred precious metals and cobalt resources represented approximately 13% of the Company’s total inferred GEO resources (as described in the Attributable Reserves and Resources section of the Company’s MD&A). If Wheaton was unable to purchase any further precious metals or cobalt under the PMPAs with Vale, Wheaton’s reserves and resources would be significantly reduced and Wheaton’s forecasted gold equivalent production for 2021 and average five year forecasted gold equivalent production for 2021-2025 would be lowered by 39% and 37%, respectively, leading to a corresponding reduction to its revenue, net earnings and cash flows.

Vale – Xikrin Community

Vale has reported that associations representing the indigenous community of Xikrin do Cateté brought a public civil action against Vale, the Federal Environmental Agency (IBAMA) and the Federal Indigenous Agency (FUNAI), seeking the suspension of the environmental permitting process of Salobo mine. Vale has reported that the associations contend that FUNAI and IBAMA have failed to conduct the appropriate studies regarding the affected indigenous communities during the environmental permitting process and contends that Vale’s operations would be contaminating the water of the Itacaiunas River and consequently that the indigenous groups affected by this mine have not provided the required consent. Vale notes that the plaintiffs also requested a monthly payment of Brazilian Real$2 million for each association until the defendants conclude the studies. Vale reports that applicable law provides for mandatory consultation with the indigenous communities located within ten kilometers of the mine, and these indigenous communities are located more than 22 kilometers away from the mine. Vale noted that in October 2017 the court denied plaintiffs’ request for an injunction suspending the Salobo mine and that in February 2019, Vale, IBAMA, and the environmental agency Instituto Chico Mendes de Conservacao da Biodiversidade filed a joint answer in court, rebutting the plaintiff’s claims, and reaffirming the legality of the environmental permitting process of Salobo mine and the fulfillment of all conditions imposed by relevant authorities. Vale noted that in March 2019, the Federal Prosecution Office presented an opinion for the suspension of the activities in the Salobo mine. A decision by the federal court is pending. In July 2019, the Judge of the Federal Court of Maraba partially granted an injunction requested by the Indigenous Associations, ordering Vale and Salobo to prepare the indigenous component study of the Salobo Mine project, and rejected all other requests filed by the plaintiff, including project shutdown and monthly fund payments. In December 2019, in accordance with the procedure established in the legislation for the preparation of indigenous component studies, Vale presented the curriculum of the professionals who will prepare such study, as well as the work plan for the acknowledgement and approval by FUNAI. A response from FUNAI is pending. Vale announced that the decision held by the Federal Court of Maraba does not affect its operations at the Salobo mine. Vale appealed this decision and announced that it would continue to vigorously contest the action. However, if as a result of these proceedings it is determined that the activities at the Salobo mine should be suspended then the ability of the Company to receive gold under the terms of the Salobo PMPA would be materially impacted which in turn could have a material impact on the Company’s financial conditions, results of operations and cash flows.

See also “Risks Relating to the Company – Security Over Underlying Assets” and “Risks Relating to the Company – Mine Operator Concentration Risk”, “Risks Relating to the Company – Indebtedness and Guarantees Risk”, “Risks Relating to the Mining Operations – International Operations”, “Risks Relating to the Mining Operations – Exploration, Development, Operating, Expansion and Improvements Risks” and “Risks Relating to the Mining Operations – Land Title and Indigenous Peoples” in the Company’s Annual Information Form.

Indebtedness and Guarantees Risk

As of December 31, 2020, the Company had $195 million drawn under the Revolving Facility. As a result of this indebtedness, the Company is required to use a portion of its cash flow to service principal and interest on the debt, which will limit the cash flow available for other business opportunities. The Company’s ability to make scheduled payments of the principal of, to pay interest on, or to refinance indebtedness depends on its future performance, which is subject to economic, financial, competitive and other factors beyond its control (including, in particular, the continued receipt of precious metals and/or cobalt under the terms of the relevant PMPA agreements). If any of these factors beyond its control arose, the Company may not continue to generate cash flow in the future sufficient to service debt

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and make necessary capital expenditures. If the Company is unable to generate such cash flow, it may be required to adopt one or more alternatives, such as reducing or eliminating dividends, restructuring debt or obtaining additional equity capital on terms that may be onerous or highly dilutive. The Company’s ability to refinance indebtedness will depend on the capital markets and its financial condition at such time. The Company may not be able to engage in any of these activities or engage in these activities on desirable terms, which could result in a default on its debt obligations.

The terms of the Revolving Facility require the Company to satisfy various affirmative and negative covenants and to meet certain financial ratios and tests. These covenants limit, among other things, the Company’s ability to incur further indebtedness if doing so would cause it to fail to meet certain financial covenants, create certain liens on assets or engage in certain types of transactions. The Company can provide no assurances that in the future, it will not be limited in its ability to respond to changes in its business or competitive activities or be restricted in its ability to engage in mergers, acquisitions or dispositions of assets. Furthermore, due to factors beyond its control (for example, due to an event of force majeure or other disruption at operations, the Company does not receive sufficient precious metals or cobalt from its counterparties in accordance with the terms of the PMPAs), the Company may fail to comply with these covenants, including a failure to meet the financial tests or ratios, and any subsequent failure by the Company’s subsidiaries to comply with guarantee obligations, would likely result in an event of default under the Revolving Facility and would allow the lenders to accelerate the debt, which could materially and adversely affect the Company’s business, financial condition and results of operations and its ability to meet its payment obligations under debt, and the price of the common shares.

In addition, each subsidiary of the Company has guaranteed the obligations of the Company under the Revolving Facility. While the Revolving Facility is unsecured, as guarantors, any or all of Wheaton’s subsidiaries can be called upon by lenders for the repayment of the obligations under the Revolving Facility if Wheaton were to default.

Hedging Risk

The Company has a policy that permits hedging its foreign exchange and interest rate exposures to reduce the risks associated with currency and interest rate fluctuations. The Company also has adopted a policy to allow the forward sale of forecast precious metals deliveries provided that such sales shall not extend beyond the end of a financial quarter of the Company.

Hedging involves certain inherent risks including: (a) credit risk - the risk that the creditworthiness of a counterparty may adversely affect its ability to perform its payment and other obligations under its agreement with the Company or adversely affect the financial and other terms the counterparty is able to offer the Company; (b) market liquidity risk – the risk that the Company has entered into a hedging position that cannot be closed out quickly, by either liquidating such hedging instrument or by establishing an offsetting position; and (c) unrealized fair value adjustment risk – the risk that, in respect of certain hedging products, an adverse change in market prices for commodities, currencies or interest rates will result in the Company incurring losses in respect of such hedging products as a result of the hedging products being out of the money on their settlement dates.

There is no assurance that a hedging program designed to reduce the risks associated with foreign exchange/currency, interest rate or commodity fluctuations will be successful. Although hedging may protect the Company from adverse changes in foreign exchange/currency, interest rate or commodity fluctuations, it may also prevent the Company from fully benefitting from positive changes.

Competition

The Company competes with other companies for PMPAs and similar transactions. Some of these companies may possess greater financial and technical resources than the Company. Such competition may result in the Company being unable to enter into desirable PMPAs or similar transactions, to recruit or retain qualified employees or to acquire the capital necessary to fund its PMPAs. As a result, existing or future competition in the mining industry could materially adversely affect the Company’s prospects for entering into additional PMPAs in the future.

Litigation Claims and Proceedings

The Company is from time to time involved in various claims, legal proceedings and disputes arising in the ordinary course of business. If the Company is unable to resolve these disputes favorably, it may have a material adverse effect on the Company. The Company was previously the subject of litigation in a securities class action complaint in the United States and is currently the subject of litigation in securities class action complaints in Canada (see “Canadian Shareholder Class Action” on page 32 of this MD&A).

Securities litigation, including current proceedings against the Company as well as potential future proceedings, could result in substantial costs and damages and divert the Company’s management’s attention and resources. Any decision resulting from any such litigation that is adverse to the Company could have a negative impact on the Company’s financial position.

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Security Over Underlying Assets

There is no guarantee that the Company will be able to effectively enforce any guarantees, indemnities or other security interests it may have. Should a bankruptcy or other similar event related to a mining operator occur that precludes a party from performing its obligations under the PMPA, the Company would have to consider enforcing its security interest. In the event that the mining operator has insufficient assets to pay its liabilities, it is possible that other liabilities will be satisfied prior to the liabilities owed to the Company. In addition, bankruptcy or other similar proceedings are often a complex and lengthy process, the outcome of which may be uncertain and could result in a material adverse effect on the Company.

In addition, because many of the Mining Operations are owned and operated by foreign affiliates, the Company’s security interests may be subject to enforcement and insolvency laws of foreign jurisdictions that differ significantly from those in North America, and the Company’s security interests may not be enforceable as anticipated. Further, there can be no assurance that any judgments obtained in Canadian courts will be enforceable in any of those jurisdictions outside of Canada. If the Company is unable to enforce its security interests, there may be a material adverse effect on the Company.

Acquisition Strategy

As part of the Company’s business strategy, it has sought and will continue to seek new exploration, development and mining opportunities in the resource industry. In pursuit of such opportunities, the Company may fail to select appropriate acquisition candidates or negotiate acceptable arrangements, including arrangements to finance acquisitions or integrate the acquired businesses and their personnel into the Company. The Company cannot assure that it can complete any acquisition or business arrangement that it pursues, or is pursuing, on favourable terms, or that any acquisitions or business arrangements completed will ultimately benefit the Company.

In the event that the Company chooses to raise debt capital to finance any acquisition, the Company’s leverage will be increased. In addition, if the Company chooses to complete an equity financing to finance any acquisition, shareholders may suffer dilution.

In addition, the introduction of new tax laws or regulations or accounting rules or policies or rating agency policies, or changes to, or differing interpretations of, or application of, existing tax laws or regulations or accounting rules or policies or rating agency policies, could make PMPAs less attractive to counterparties. Such changes could adversely affect the Company’s ability to enter into new PMPAs and could have a negative impact on the Company’s financial position.

The Company may consider opportunities to restructure PMPAs where it believes such a restructuring may provide a long-term benefit to the Company, even if such restructuring may reduce near-term revenues or result in the Company incurring transaction related costs. The Company may enter into one or more acquisitions, restructurings or other streaming transactions at any time.

Market Price of the Common Shares

The Common Shares are listed and posted for trading on the TSX, NYSE and on the LSE. An investment in the Company’s securities is highly speculative and the price of the Common Shares has fluctuated significantly in the past. During the year ended December 31, 2020, the trading price of the Common Shares has fluctuated as follows:

Exchange	Low	High
TSX	C$33.47	C$75.14
NYSE	$23.74	$56.21
LSE	29.43 GBP	38.45 GBP

The market price of the Company’s common shares may increase or decrease in response to a number of events and factors, including any future offerings of the Common Shares pursuant to the ATM Program, any offering or otherwise, and other factors set out in the Company’s Annual Information Form and the factors listed under the heading “Cautionary Note Regarding Forward-Looking Statements.”

In addition, the global stock markets and prices for streaming and mining company shares have experienced volatility that often has been unrelated to the operating performance or prospects of such companies. These market and industry fluctuations may adversely affect the market price of the Company’s common shares, regardless of the Company’s operating performance. The variables which are not directly related to the Company’s success and are, therefore, not within the Company’s control, include other developments that affect the market for streaming and mining company shares, macroeconomic developments globally, the breadth of the public market for the Company’s common shares and the attractiveness of alternative investments and particular industries. The effect of these and other factors on the market price of the Company’s common shares on the exchanges on which they trade has historically made the Company’s common share price volatile and suggests that the Company’s common share price will continue to be volatile in the future.

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It is not uncommon for securities class actions to be brought against publicly listed companies following periods of volatility or significant decline in the market price of their securities. The Company is currently the subject of a litigation in a securities class action complaint in Canada (see “Canadian Shareholder Class Action” on page 32 of this MD&A).

Multiple Listings of the Common Shares on the LSE, the TSX and the NYSE May Lead to an Inefficient Market for the Common Shares

Multiple listings of the Common Shares will result in differences in liquidity, settlement and clearing systems, trading currencies, prices and transaction costs between the exchanges where the Common Shares will be quoted. These and other factors may hinder the transferability of the Common Shares between the three exchanges. The Common Shares are quoted on the TSX, the NYSE and the LSE. Consequently, the trading in and liquidity of the Common Shares will be split between these three exchanges. The price of the Common Shares may fluctuate and may at any time be different on the TSX, the NYSE and the LSE. This could adversely affect the trading of the Common Shares on these exchanges and increase their price volatility and/or adversely affect the price and liquidity of the Common Shares on these exchanges. The Common Shares are quoted and traded in Canadian Dollars on the TSX, and in US Dollars on the NYSE. The Common Shares are quoted and traded in pence sterling on the LSE. The market price of the Common Shares on those exchanges may also differ due to exchange rate fluctuations.

Common Shares May be Suspended from Trading

Each of the TSX, NYSE and LSE has the right to suspend trading in certain circumstances. If the Common Shares are suspended from trading, the holders of Common Shares may not be able to dispose of their Common Shares on the LSE, the TSX or the NYSE (as the case may be).

TSX: The objective of the TSX’s policies regarding continued listing privileges is to facilitate the maintenance of an orderly and effective auction market for securities of a wide variety of listed issuers, in which there is a substantial public interest, and that comply with the requirements of the TSX. The policies are designed and administered in a manner consistent with that objective. The TSX has adopted certain quantitative and qualitative criteria under which it will normally consider the suspension from trading and delisting of securities. However, no set of criteria can effectively anticipate the unique circumstances which may arise in any given situation. Accordingly, each situation is considered individually on the basis of relevant facts and circumstances. As such, whether or not any of the delisting criteria has become applicable to a listed issuer or security, the TSX may, at any time, suspend from trading and delist securities if in the opinion of the TSX, such action is consistent with the objective noted above or further dealings in the securities on the TSX may be prejudicial to the public interest. In addition, the TSX may at any time suspend from trading the Common Shares if it is satisfied that the Company has failed to comply with any of the provisions of its listing agreement with the TSX or other agreements with the TSX, or with any TSX requirement or policy.

NYSE: The NYSE may suspend trading in, and commence proceedings to delist, the Common Shares from time to time if it determines that Wheaton or the Common Shares fail to satisfy the applicable quantitative or qualitative continued listing criteria under the NYSE listing standards. Such continued quantitative listing criteria include, but are not limited to, a minimum number of stockholders, a minimum average closing price over a consecutive 30 trading-day period, and a minimum average global market capitalization over a consecutive 30 trading-day period. Such continued qualitative listing criteria include, but are not limited to, the satisfaction of certain requirements of the NYSE Governance Rules such as the maintenance of an audit committee satisfying certain criteria including with respect to independence and the continued timely filing of periodic reports with the United States Securities and Exchange Commission. The NYSE may also suspend trading in, and commence proceedings to delist, the securities of an issuer if the issuer or its management engage in operations that are in the opinion of the NYSE contrary to the public interest. Typically, if an issuer or its NYSE-listed securities fall below the NYSE’s quantitative or qualitative listing criteria, the NYSE reviews the appropriateness of continued listing and may give consideration to any definitive action proposed by the issuer, pursuant to procedures and timelines set forth in the NYSE listing standards, that would bring the issuer or such securities above the applicable continued listing standards. However, in certain cases, the failure of the issuer or its listed securities to meet certain continued listing criteria may result in immediate suspension and delisting by the NYSE without such evaluation or follow-up procedures.

LSE: The FCA may suspend the Common Shares from trading on the LSE from time to time if it determines that the smooth operation of the market is or may be temporarily jeopardized or it is necessary to protect investors.

Risks Associated with the ATM Program

There is no certainty that gross proceeds of $300 million (or the equivalent in Canadian dollars determined using the daily exchange rate posted by the Bank of Canada on the date the ATM Common Shares are sold) will be raised pursuant to the ATM Program. The ATM Program agents have agreed to use their commercially reasonable efforts to sell, on the Company’s behalf, the ATM Common Shares designated by the Company, but the Company is not required to request the sale of the maximum amount offered or any amount and, if the Company requests a sale, the ATM Program agents are not obligated to purchase any ATM Common Shares that are not sold. As a result of the ATM Program being made on a commercially reasonable efforts basis with no minimum, and only as requested by the Company, the Company may raise substantially less than the maximum total offering amount or nothing at all.

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Management of the Company will have broad discretion in the application of the net proceeds from the ATM Program and could spend the proceeds in ways that do not improve the Company’s results of operations or enhance the value of the Common Shares. The failure by management to apply these funds effectively could result in financial losses that could have a material adverse effect on the Company’s business and cause the price of the Common Shares to decline. Pending their use, the Company may invest the net proceeds from the ATM Program in a manner that does not produce income or that loses value.

Equity Price Risk

The Company is exposed to equity price risk as a result of holding long-term equity investments in other companies including, but not limited to, exploration and mining companies. Just as investing in the Company is inherent with risks such as those set out in this MD&A, by investing in these other companies, the Company is exposed to the risks associated with owning equity securities and those risks inherent in the investee companies. The Company generally does not actively trade these investments.

Interest Rate Risk

The Company is exposed to interest rate risk on its outstanding borrowings and short-term investments. Presently, all of the Company’s outstanding borrowings are at floating interest rates. The Company monitors its exposure to interest rates and has not entered into any derivative contracts to manage this risk. During the year ended December 31, 2020, the weighted average effective interest rate paid by the Company on its outstanding borrowings was 2.03% (2019 – 4.07%).

During the years ended December 31, 2020 and December 31, 2019, a fluctuation in interest rates of 100 basis points (1 percent) would have impacted the amount of interest expensed by approximately $6 million and $11 million, respectively. Depending upon the amount of the Company’s outstanding borrowings, fluctuations in the interest rates applicable to the Company could have a material adverse effect on the Company’s business, financial condition, results of operations and cash flows.

Dividend Policy

The declaration, timing, amount and payment of dividends are at the discretion of the Board of Directors and will depend upon the Company’s future earnings, cash flows, acquisition capital requirements and financial condition, and other relevant factors. There can be no assurance that the Company will continue to declare a dividend on a quarterly, annual or other basis.

Dependence Upon Key Management Personnel

The Company and its subsidiaries have an aggregate of 39 employees and are therefore dependent upon the services of a small number of employees. The Company is also dependent on the services of a small number of key executives who are highly skilled and experienced. The loss of these persons or the Company’s inability to attract and retain additional highly skilled employees, including executives, may adversely affect its business and future operations.

Activist Shareholders

Publicly-traded companies are often subject to demands or publicity campaigns from activist shareholders advocating for changes to corporate governance practices, such as executive compensation practices, social issues, or for certain corporate actions or reorganizations. There can be no assurance that the Company will not be subject to any such campaign, including proxy contests, media campaigns or other activities. Responding to challenges from activist shareholders can be costly and time consuming and may have an adverse effect on the Company’s reputation. In addition, responding to such campaigns would likely divert the attention and resources of the Company’s management and Board of Directors, which could have an adverse effect on the Company’s business and results of operations. Even if the Company were to undertake changes or actions in response to activism, activist shareholders may continue to promote or attempt to effect further changes, and may attempt to acquire control of the Company. If shareholder activists are ultimately elected to the Board of Directors, this could adversely affect the Company’s business and future operations. This type of activism can also create uncertainty about the Company’s future strategic direction, resulting in loss of future business opportunities, which could adversely affect the Company’s business, future operations, profitability and the Company’s ability to attract and retain qualified personnel.

Reputation Damage

Reputational damage can be the result of the actual or perceived occurrence of any number of events, and could include any negative publicity, whether true or not. While the Company does not ultimately have direct control over how it is perceived by others, reputational loss could have a material adverse effect on the Company’s financial performance, financial condition, cash flows and growth prospects.

Impact on Securities Due to Industry Analysts

Both the market price and trading price of the Common Shares may depend on the opinions of the securities analysts who monitor the operations of the Company and publish research reports on the Company’s future performance. The Company does not have control over such analysts, who may downgrade their recommended prices for the Common Shares at any time, issues opinion which are not in line with the Board of Director’s view or not even cover the

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Company in their publications and reports. Such actions by analysts could have an adverse impact on the trading volume and price of the Common Shares.

Unknown Defects and Impairments

A defect in a streaming transaction and/or a PMPA may arise to defeat or impair the claim of the Company to such streaming transaction, which may have a material adverse effect on the Company. It is possible that material changes could occur that may adversely affect management’s estimate of the recoverable amount for any PMPA. Any impairment estimates, which are based on applicable key assumptions and sensitivity analysis, are based on management’s best knowledge of the amounts, events or actions at such time, and the actual future outcomes may differ from any estimates that are provided by the Company. Any impairment charges on the Company’s carrying value of the PMPAs could have a material adverse effect on the Company.

Information Systems and Cyber Security

Wheaton’s information systems, and those of its counterparties under the PMPAs, third-party service providers and vendors, are vulnerable to an increasing threat of continually evolving cyber security risks. Unauthorized parties may attempt to gain access to these systems or the Company’s information through fraud or other means of deceiving the Company’s counterparties under its PMPAs, third-party service providers or vendors.

Wheaton’s operations depend, in part, on how well Wheaton and its suppliers, as well as counterparties under the PMPAs, protect networks, equipment, information technology (“IT”) systems and software against damage from a number of threats. Wheaton has entered into agreements with third parties for hardware, software, telecommunications and other services in connection with its operations. The Company’s operations and Mining Operations also depend on the timely maintenance, upgrade and replacement of networks, equipment, IT systems and software, as well as pre-emptive expenses to mitigate the risks of failures. Any of these and other events could result in information system failures, delays and/or increases in capital expenses. The failure of information systems or a component of information systems could, depending on the nature of any such failure, adversely impact the Company’s reputation and results of operations.

Although to date the Company has not experienced any known material losses relating to cyber-attacks or other data / information security breaches, there can be no assurance that Wheaton will not incur such losses in the future. The Company’s risk and exposure to these matters cannot be fully mitigated because of, among other things, the evolving nature of these threats. As a result, cyber security and the continued development and enhancement of controls, processes and practices designed to protect systems, computers, software, data and networks from attack, damage or unauthorized access remain a priority.

Any future significant compromise or breach of the Company’s data / information security, whether external or internal, or misuse of data or information, could result in additional significant costs, lost sales, fines and lawsuits, and damage to the Company’s reputation. In addition, as the regulatory environment related to data / information security, data collection and use, and privacy becomes increasingly rigorous, with new and constantly changing requirements applicable to Wheaton’s business and counterparties to the PMPAs, compliance with those requirements could also result in additional costs. As cyber threats continue to evolve, the Company or its counterparties may be required to expend additional resources to continue to modify or enhance protective measures or to investigate and remediate any security vulnerabilities.

Critical Accounting Estimates

The preparation of financial statements in conformity with IFRS requires management to make estimates and assumptions that affect the reported amount of assets and liabilities and disclosure of contingent liabilities at the balance sheet date, and the reported amounts of revenues and expenditures during the reporting period. The following discussion provides details of the critical accounting estimates made in preparing the financial statements. For additional information, Note 3 of the Company’s consolidated financial statements describes all of the significant accounting policies while Note 4 describes the significant areas of estimation uncertainty and judgments made by management in preparing the consolidated financial statements.

Mineral Stream Interests

Attributable Reserve, Resource and Exploration Potential Estimates

Mineral stream interests are significant assets of the Company, with a carrying value of $5.5 billion at December 31, 2020. This amount represents the capitalized expenditures related to the acquisition of the mineral stream interests, net of accumulated depletion and accumulated impairment charges, if any. The Company estimates the reserves, resources and exploration potential relating to each agreement. Reserves are estimates of the amount of metals contained in ore that can be economically and legally extracted from the mining properties in respect of which the Company has PMPAs. Resources are estimates of the amount of metals contained in mineralized material for which there is a reasonable prospect for economic extraction from the mining properties in respect of which the Company has PMPAs. Exploration potential represents an estimate of additional reserves and resources which may be discovered through the mine operator’s exploration program. The Company adjusts its estimates of reserves, resources (where applicable) and exploration potential (where applicable) to reflect the Company’s percentage entitlement to metals produced from such

WHEATON PRECIOUS METALS 2020 ANNUAL REPORT [43]

mines. The Company compiles its estimates of its reserves and resources based on information supplied by appropriately qualified persons relating to the geological data on the size, density and grade of the ore body, and require complex geological and geostatistical judgments to interpret the data. The estimation of recoverable reserves and resources is based upon factors such as estimates of foreign exchange rates, commodity prices, future capital requirements, and production costs along with geological assumptions and judgments made in estimating the size and grade of the ore body. The Company estimates exploration potential based on assumptions surrounding the ore body continuity which requires judgment as to future success of any exploration programs undertaken by the mine operator. Changes in the reserve estimates, resource estimates or exploration potential estimates may impact upon the carrying value of the Company’s mineral stream interests and depletion charges.

Depletion

As described above, the cost of these mineral stream interests are separately allocated to reserves, resources and exploration potential. The value allocated to reserves is classified as depletable and is depleted on a unit-of-production basis over the estimated recoverable proven and probable reserves at the mine corresponding to the specific agreement. The value associated with resources and exploration potential is the value beyond proven and probable reserves at acquisition and is classified as non-depletable until such time as it is transferred to the depletable category as a result of the conversion of resources and/or exploration potential into reserves. To make this allocation, the Company estimates the recoverable reserves, resources and exploration potential at each mining operation. These calculations require the use of estimates and assumptions, including the amount of contained metals, recovery rates and payable rates. Changes to these assumptions may impact the estimated recoverable reserves, resources or exploration potential which could directly impact the depletion rates used. Changes to depletion rates are accounted for prospectively.

Impairment of Assets

As more fully described in the Impairment of Mineral Stream Interests section on page 24 of this MD&A, the Company assesses each PMPA at the end of every reporting period to determine whether any indication of impairment or impairment reversal exists. If such an indication exists, the recoverable amount of the PMPA is estimated in order to determine the extent of the impairment or impairment reversal (if any). The calculation of the recoverable amount requires the use of estimates and assumptions such as long-term commodity prices, discount rates, recoverable ounces of attributable metals, and operating performance.

The price of precious metals and cobalt has been extremely volatile over the past several years. The Company monitors spot and forward metal prices and if necessary re-evaluates the long-term metal price assumptions used for impairment testing. Should price levels decline or increase in the future, either for an extended period of time or due to known macro economic changes, the Company may need to re-evaluate the long-term metal price assumptions used for impairment testing. A significant decrease in long-term metal price assumptions may be an indication of potential impairment, while a significant increase in long-term metal price assumptions may be an indication of potential impairment reversal. Should the Company conclude that it has an indication of impairment or impairment reversal at any balance sheet date, the Company is required to perform an impairment assessment.

In 2015 and 2016, the Company recognized impairments totaling $120 million on its Sudbury PMPA resulting from a reduction in the estimated recoverable gold ounces. As at December 31, 2020, as a result of the rising spot and forecast gold prices, the Company considered whether there was an indication of impairment reversal associated with the Sudbury PMPA. After considering the movements in gold price combined with the recent actual and forecast attributable production levels, the Company concluded that there was no indicator of impairment reversal.

Valuation of Stock Based Compensation

The Company has various forms of stock based compensation, including share purchase options, restricted share units (“RSUs”) and performance share units (“PSUs”). The calculation of the fair value of share purchase options, RSUs and PSUs issued requires the use of estimates as more fully described below.

The Company recognizes a stock based compensation expense for all share purchase options and RSUs awarded to employees, officers and directors based on the fair values of the share purchase options and RSUs at the date of grant. The fair values of share purchase options and RSUs at the date of grant are expensed over the vesting periods of the share purchase options and RSUs, respectively, with a corresponding increase to equity. The fair value of share purchase options is determined using the Black-Scholes option pricing model with market related inputs as of the date of grant. Share purchase options with graded vesting schedules are accounted for as separate grants with different vesting periods and fair values. The fair value of RSUs is the market value of the underlying shares at the date of grant. At the end of each reporting period, the Company re-assesses its estimates of the number of awards that are expected to vest and recognizes the impact of any revisions to this estimate in the consolidated statement of earnings.

The Company recognizes a stock based compensation expense for PSUs which are awarded to eligible employees and are settled in cash. The related expense is based on the value of the anticipated settlement and multiplier for current performance at the end of the associated performance periods. This estimated expense is reflected as a component of net earnings over the vesting period of the PSUs with the related obligation recorded as a liability on the balance sheet.

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The amount of compensation expense is adjusted at the end of each reporting period to reflect the fair market value of common shares and the number of PSUs anticipated to vest based on the anticipated performance factor.

Revenue Recognition

Revenue relating to the sale of precious metals is recognized when control of the precious metal is transferred to the customer in an amount that reflects the consideration the Company expects to receive in exchange for those products. In determining whether the Company has satisfied a performance obligation, it considers the indicators of the transfer of control, which include, but are not limited to, whether: the Company has a present right to payment; the customer has legal title to the asset; the Company has transferred physical possession of the asset to the customer; and the customer has the significant risks and rewards of ownership of the asset.

Under certain PMPAs, precious metal is acquired from the mine operator in the form of gold, silver or palladium credits, which is then sold through a network of third party brokers or dealers. Revenue from precious metal credit sales is recognized at the time of the sale of such credits, which is also the date that control of the precious metal is transferred to the customer. The Company will occasionally enter into forward contracts in relation to precious metal deliveries that it is highly confident will occur within a given quarter. No forward contracts were outstanding at December 31, 2020 or December 31, 2019. The sales price is fixed at the delivery date based on either the terms of these short-term forward sales contracts or the spot price of the precious metal.

Under certain PMPAs, precious metal is acquired from the mine operator in concentrate form, which is then sold under the terms of the concentrate sales contracts to third-party smelters or traders. Where the Company acquires precious metals in concentrate form, final precious metal prices are set on a specified future quotational period (the “Quotational Period”) pursuant to the concentrate sales contracts with third-party smelters, typically one to three months after the shipment date, based on market prices for precious metals. The contracts, in general, provide for a provisional payment based upon provisional assays and quoted precious metal prices. Final settlement is based upon the average applicable price for the Quotational Period applied to the actual number of precious metal ounces recovered calculated using confirmed smelter weights and settlement assays. Revenues and the associated cost of sales are recorded on a gross basis under these contracts at the time title passes to the buyer, which is also the date that control of the precious metal is transferred to the customer. The Company has concluded that the adjustments relating to the final assay results for the quantity of concentrate sold and the retroactive pricing adjustment for the Quotational Period are not significant and do not constrain the recognition of revenue.

New Accounting Standards Effective in 2020

Amendment to IFRS 3 - Business Combinations

The amendments to IFRS 3 clarify the definition of a business and includes an optional concentration test to determine whether an acquired set of activities and assets is a business. The amendments are effective for business combinations and asset acquisitions occurring on or after January 1, 2020. The Company will apply these amendments to future acquisition transactions.

Interest Rate Benchmark Reform (Amendments to IFRS 9, IAS 39 and IFRS 7)

The amendments in Interest Rate Benchmark Reform (Amendments to IFRS 9, IAS 39 and IFRS 7) clarify that entities would continue to apply certain hedge accounting requirements assuming that the interest rates benchmark on which the hedged cash flows and cash flows from the hedging instrument are based will not be altered as a result of interest rate benchmark reform. This amendment did not have a significant impact to the Company’s consolidated financial statements as the Company does not have hedge accounting.

Amendments to IFRS 16 Leases

To provide practical relief to lessees in accounting for rent concessions arising as a result of COVID-19 the International Accounting Standards Board (“IASB”) proposed an amendment to IFRS 16 which provides lessees with a practical expedient that relieves a lessee from assessing whether a COVID-19 related rent concession is a lease modification. The amendment is effective for annual reporting period beginning on or after June 1, 2020, with earlier application permitted. This amendment did not have a significant impact to the Company’s consolidated financial statements as the Company has not received any COVID-19 related rent concessions as of the date of these consolidated financial statements.

Future Changes in Accounting Policies

The International Accounting Standards Board (“IASB”) has issued the following new or amended standards:

Amendment to IAS 16 - Property, Plant and Equipment

The amendments to IAS 16 prohibit deducting from the cost of property, plant and equipment the proceeds from selling items produced while bringing the assets to the location and condition necessary for them to be capable of operating in the manner intended by management. Instead, a company will recognize such sales proceeds and related cost in the Statement of Earnings. This amendment is in effect January 1, 2022 with early adoption permitted. The

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adoption of this guidance is not expected to have a material impact on the Company’s Consolidated Statement of Earnings.

Non-IFRS Measures

Wheaton has included, throughout this document, certain non-IFRS performance measures, including (i) adjusted net earnings and adjusted net earnings per share; (ii) operating cash flow per share (basic and diluted); (iii) average cash costs of gold, silver and palladium on a per ounce basis; (iv) cash operating margin; and (v) net debt.

These non-IFRS measures do not have any standardized meaning prescribed by IFRS, and other companies may calculate these measures differently. The presentation of these non-IFRS measures is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS.

i.

Adjusted net earnings and adjusted net earnings per share are calculated by removing the effects of non-cash impairment charges, non-cash fair value (gains) losses and other one-time (income) expenses as well as the reversal of non-cash income tax expense (recovery) which is offset by income tax expense (recovery) recognized in the Statements of Shareholders’ Equity and OCI, respectively. The Company believes that, in addition to conventional measures prepared in accordance with IFRS, management and certain investors use this information to evaluate the Company’s performance.

The following table provides a reconciliation of adjusted net earnings and adjusted net earnings per share (basic and diluted).

	Three Months Ended December 31		Years Ended December 31
(in thousands, except for per share amounts)	2020	2019	2020	2019

Net earnings	$157,221	$77,524	$507,804	$86,138

Add back (deduct):

Impairment loss	-	-	-	165,912

(Gain) loss on fair value adjustment of share purchase warrants held	(1,182)	10	(338)	16

(Gain) loss on fair value adjustment of convertible notes receivable	(517)	366	(1,899)	1,043

Gain on disposal of mineral royalty interest	-	-	-	(2,929)

Income tax expense (recovery) recognized in the Statement of Shareholders’ Equity	911	1,409	(820)	376

Income tax expense (recovery) recognized in the Statement of OCI	(7,011)	(4,889)	(1,866)	(9,623)

Other	19	53	454	1,812

Adjusted net earnings	$149,441	$74,473	$503,335	$242,745

Divided by:
Basic weighted average number of shares outstanding	449,320	447,475	448,694	446,021
Diluted weighted average number of shares outstanding	450,980	448,426	450,070	446,930

Equals:

Adjusted earnings per share - basic	$0.333	$0.166	$1.122	$0.544

Adjusted earnings per share - diluted	$0.331	$0.166	$1.118	$0.543

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ii.

Operating cash flow per share (basic and diluted) is calculated by dividing cash generated by operating activities by the weighted average number of shares outstanding (basic and diluted). The Company presents operating cash flow per share as management and certain investors use this information to evaluate the Company’s performance in comparison to other companies in the precious metal mining industry who present results on a similar basis.

The following table provides a reconciliation of operating cash flow per share (basic and diluted).

	Three Months Ended December 31		Years Ended December 31
(in thousands, except for per share amounts)	2020	2019	2020	2019

Cash generated by operating activities	$207,962	$131,867	$765,442	$501,620

Divided by:

Basic weighted average number of shares outstanding	449,320	447,475	448,694	446,021

Diluted weighted average number of shares outstanding	450,980	448,426	450,070	446,930

Equals:

Operating cash flow per share - basic	$0.463	$0.295	$1.706	$1.125

Operating cash flow per share - diluted	$0.461	$0.294	$1.701	$1.122

iii.

Average cash cost of gold, silver and palladium on a per ounce basis is calculated by dividing the total cost of sales, less depletion, by the ounces sold. In the precious metal mining industry, this is a common performance measure but does not have any standardized meaning prescribed by IFRS. In addition to conventional measures prepared in accordance with IFRS, management and certain investors use this information to evaluate the Company’s performance and ability to generate cash flow.

The following table provides a calculation of average cash cost of gold, silver and palladium on a per ounce basis.

	Three Months Ended December 31		Years Ended December 31
(in thousands, except for gold and palladium ounces sold and per ounce amounts)	2020	2019	2020	2019

Cost of sales	$124,310	$127,409	$510,652	$515,385

Less: depletion	(59,785)	(63,646)	(243,889)	(256,826)

Cash cost of sales	$64,525	$63,763	$266,763	$258,559

Cash cost of sales is comprised of:

Total cash cost of gold sold	$37,355	$38,008	$157,429	$163,997

Total cash cost of silver sold	25,228	24,048	101,529	88,906

Total cash cost of palladium sold	1,942	1,707	7,805	5,656

Total cash cost of sales	$64,525	$63,763	$266,763	$258,559

Divided by:

Total gold ounces sold	86,243	89,223	369,553	389,086

Total silver ounces sold	4,576	4,684	19,232	17,703

Total palladium ounces sold	4,591	5,312	20,051	20,681

Equals:

Average cash cost of gold (per ounce)	$433	$426	$426	$421

Average cash cost of silver (per ounce)	$5.51	$5.13	$5.28	$5.02

Average cash cost of palladium (per ounce)	$423	$321	$389	$273

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iv.

Cash operating margin is calculated by subtracting the average cash cost of gold, silver and palladium on a per ounce basis from the average realized selling price of gold, silver and palladium on a per ounce basis. The Company presents cash operating margin as management and certain investors use this information to evaluate the Company’s performance in comparison to other companies in the precious metal mining industry who present results on a similar basis as well as to evaluate the Company’s ability to generate cash flow.

The following table provides a reconciliation of cash operating margin.

	Three Months Ended December 31		Years Ended December 31
(in thousands, except for gold and palladium ounces sold and per ounce amounts)	2020	2019	2020	2019

Total sales:

Gold	$162,299	$132,342	$652,827	$541,045

Silver	$113,131	$81,296	$399,625	$288,401

Palladium	$10,782	$9,584	$43,772	$31,886

Divided by:

Total gold ounces sold	86,243	89,223	369,553	389,086

Total silver ounces sold	4,576	4,684	19,232	17,703

Total palladium ounces sold	4,591	5,312	20,051	20,681

Equals:

Average realized price of gold (per ounce)	$1,882	$1,483	$1,767	$1,391

Average realized price of silver (per ounce)	$24.72	$17.36	$20.78	$16.29

Average realized price of palladium (per ounce)	$2,348	$1,804	$2,183	$1,542

Less:

Average cash cost of gold [1] (per ounce)	$(433)	$(426)	$(426)	$(421)

Average cash cost of silver [1] (per ounce)	$(5.51)	$(5.13)	$(5.28)	$(5.02)

Average cash cost of palladium [1] (per ounce)	$(423)	$(321)	$(389)	$(273)

Equals:

Cash operating margin per gold ounce sold	$1,449	$1,057	$1,341	$970

As a percentage of realized price of gold	77%	71%	76%	70%

Cash operating margin per silver ounce sold	$19.21	$12.23	$15.50	$11.27

As a percentage of realized price of silver	78%	70%	75%	69%

Cash operating margin per palladium ounce sold	$1,925	$1,483	$1,794	$1,269

As a percentage of realized price of palladium	82%	82%	82%	82%

1) Refer to discussion on non-IFRS measure (iii) on page 47 of this MD&A.

v.

Net debt is calculated by subtracting cash and cash equivalents from the outstanding bank debt under the Revolving Facility. The Company presents net debt as management and certain investors use this information to evaluate the Company’s liquidity and financial position.

The following table provides a calculation of the Company’s net debt.

	As at December 31	As at December 31
(in thousands)	2020	2019
Bank debt	$195,000	$874,500
Less: cash and cash equivalents	(192,683)	(103,986)
Net debt	$2,317	$770,514

WHEATON PRECIOUS METALS 2020 ANNUAL REPORT [48]

Subsequent Events

Declaration of Dividend

Under the Company’s dividend policy, the quarterly dividend per common share is targeted to equal approximately 30% of the average cash flow generated by operating activities in the previous four quarters divided by the Company’s then outstanding common shares, all rounded to the nearest cent. To minimize volatility in quarterly dividends, the Company has set a minimum quarterly dividend of $0.13 per common share for the duration of 2021. The declaration, timing, amount and payment of future dividends remain at the discretion of the Board of Directors.

On March 11, 2021, the Board of Directors declared a dividend in the amount of $0.13 per common share, with this dividend being payable to shareholders of record on March 26, 2021 and is expected to be distributed on or about April 13, 2021. The Company has implemented a dividend reinvestment plan (“DRIP”) whereby shareholders can elect to have dividends reinvested directly into additional Wheaton common shares at a discount of 1% of the Average Market Price, as defined in the DRIP.

Controls and Procedures

Disclosure Controls and Procedures

Wheaton’s management, with the participation of its Chief Executive Officer and Chief Financial Officer, has evaluated the design and effectiveness of Wheaton’s disclosure controls and procedures, as defined in the rules of the U.S. Securities and Exchange Commission and Canadian Securities Administrators, as of December 31, 2020. Based on that evaluation, the Company’s Chief Executive Officer and Chief Financial Officer have concluded that Wheaton’s disclosure controls and procedures were effective as of December 31, 2020.

Internal Control Over Financial Reporting

The Company’s management, with the participation of its Chief Executive Officer and Chief Financial Officer, are responsible for establishing and maintaining adequate internal control over financial reporting. Under the supervision of the Chief Financial Officer, the Company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS. The Company’s controls include policies and procedures that:

●	pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the Company;

●

provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with IFRS, and that receipts and expenditures of the Company are being made only in accordance with authorizations of the Company’s management and directors; and,

●

provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the Company’s assets that could have a material effect on the annual financial statements or interim financial statements.

The Company’s management, including its Chief Executive Officer and Chief Financial Officer, has evaluated the effectiveness of the Company’s internal control over financial reporting using the framework and criteria established in Internal Control – Integrated Framework (2013), issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this evaluation, management has concluded that the internal control over financial reporting was effective at as of December 31, 2020.

There have been no changes in the Company’s internal control over financial reporting during the three months ended December 31, 2020 that would materially affect, or is reasonably likely to materially affect, the Company’s internal control over financial reporting. Note that as a result of certain operating restrictions resulting from the COVID-19 pandemic, all employees of the Company are permitted to work remotely. Management has reviewed its key controls to ensure that they continued to operate effectively.

Limitation of Controls and Procedures

The Company’s management, including its Chief Executive Officer and Chief Financial Officer, believe that any disclosure controls and procedures or internal control over financial reporting, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met. Further, the design of a control system must reflect the fact that there are resource constraints, and the benefits of controls must be considered relative to their costs. Because of the inherent limitations in all control systems, they cannot provide absolute assurance that all control issues and instances of fraud, if any, within the Company have been prevented or detected. These inherent limitations include the realities that judgments in decision-making can be faulty, and that breakdowns can occur because of simple error or mistake. Additionally, controls can be circumvented by the individual acts of some persons, by collusion of two or more people, or by unauthorized override of the controls. The design of any system of controls also is based in part upon certain assumptions about the likelihood of future events, and there can be no assurance that any design will succeed in achieving its stated goals under all potential future

WHEATON PRECIOUS METALS 2020 ANNUAL REPORT [49]

conditions. Accordingly, because of the inherent limitations in a cost effective control system, misstatements due to error or fraud may occur and not be detected.

Attributable Reserves and Resources

The following tables set forth the estimated Mineral Reserves and Mineral Resources (metals attributable to Wheaton only) for the mines relating to which the Company has PMPAs, adjusted where applicable to reflect the Company’s percentage entitlement to such metals, as of December 31, 2020, unless otherwise noted. The tables are based on information available to the Company as of the date of this document, and therefore will not reflect updates, if any, after such date. The most current Mineral Reserves and Mineral Resources will be available on the Company’s website.

Attributable Proven and Probable Reserves (1,2,3,8,27)

As of December 31, 2020 unless otherwise noted (6)

	Proven			Probable			Proven & Probable
	Tonnage	Grade	Contained	Tonnage	Grade	Contained	Tonnage	Grade	Contained	Process
	Mt	g/t / %	Moz / Mlbs	Mt	g/t / %	Moz / Mlbs	Mt	g/t / %	Moz / Mlbs	Recovery % (7)
Gold
Salobo (75%) (10)	106.7	0.37	1.27	761.2	0.30	7.32	867.8	0.31	8.59	76%
Stillwater (11)	7.9	0.39	0.10	50.3	0.39	0.64	58.2	0.39	0.73	69%
Constancia (50%)	220.6	0.06	0.42	42.5	0.07	0.09	263.1	0.06	0.52	61%
Sudbury (70%) (12)	10.3	0.43	0.14	13.5	0.46	0.20	23.8	0.45	0.34	75%
San Dimas (25%) (13)	0.5	4.38	0.07	0.8	3.12	0.08	1.3	3.59	0.15	95%
777 (50%)	1.1	2.01	0.07	0.2	1.75	0.01	1.3	1.96	0.08	58%
Minto	0.4	0.25	0.003	2.0	0.67	0.04	2.4	0.60	0.05	75%
Marmato (6.5%) (12,14)	0.1	5.14	0.01	1.2	3.11	0.12	1.3	3.19	0.13	90%
Toroparu (10%) (15,16)	3.0	1.10	0.10	9.7	0.98	0.31	12.7	1.00	0.41	89%
Kutcho (16,17)	-	-	-	10.4	0.37	0.12	10.4	0.37	0.12	41%
Metates Royalty (18)	1.4	0.70	0.03	4.1	0.45	0.06	5.5	0.52	0.09	91%
Total Gold			2.22			8.99			11.21
Silver
Peñasquito (25%) (10)	28.0	37.8	34.0	69.0	32.7	72.4	97.0	34.1	106.4	85%
Constancia	441.2	2.9	40.9	85.0	3.8	10.3	526.2	3.0	51.2	70%
Antamina (33.75%) (12,19)
Copper	46.6	6.8	10.2	32.1	7.9	8.1	78.6	7.2	18.3	71%
Copper-Zinc	23.0	12.8	9.4	27.3	12.9	11.3	50.3	12.9	20.8	71%
Neves-Corvo
Copper	5.2	31.0	5.2	24.5	30.0	23.6	29.7	30.2	28.8	24%
Zinc	4.7	71.0	10.8	25.4	60.6	49.5	30.1	62.2	60.3	30%
Zinkgruvan
Zinc	3.4	77.9	8.5	5.4	83.6	14.5	8.8	81.4	23.0	83%
Copper	2.8	30.0	2.7	0.3	33.0	0.3	3.1	30.3	3.0	70%
Yauliyacu (20)	1.3	78.9	3.4	6.8	101.1	22.2	8.2	97.4	25.6	83%
Aljustrel (21)	9.7	47.4	14.8	27.4	46.9	41.4	37.2	47.1	56.2	26%
San Dimas (25%) (13)	0.5	312.5	4.8	0.8	327.2	8.4	1.3	321.7	13.2	94%
Cozamin (50%) (12,22)
Copper	-	-	-	6.3	44.4	9.0	6.3	44.4	9.0	86%
Zinc	-	-	-	0.7	44.3	1.1	0.7	44.3	1.1	86%
Keno Hill (25%)
Underground	-	-	-	0.3	804.5	7.6	0.3	804.5	7.6	96%
Los Filos	26.2	3.5	3.0	78.1	10.2	25.5	104.2	8.5	28.5	10%
Stratoni	-	-	-	0.6	148.0	2.7	0.6	148.0	2.7	80%
777	2.1	27.0	1.8	0.5	26.0	0.4	2.6	26.8	2.2	45%
Minto	0.4	3.4	0.0	2.0	6.0	0.4	2.4	5.6	0.4	78%
Marmato (12,14)	0.8	22.1	0.6	18.9	6.2	3.8	19.7	6.9	4.4	34%
Rosemont (23)	408.6	5.0	66.2	108.0	3.0	10.4	516.6	4.6	76.7	76%
Kutcho (16,17)	-	-	-	9.9	34.6	11.0	9.9	34.6	11.0	46%
Metates Royalty (18)	1.4	17.2	0.8	4.1	13.1	1.7	5.5	14.2	2.5	66%
Total Silver			217.3			335.6			552.9
Palladium
Stillwater (4.5%) (11)	0.2	11.2	0.09	1.5	11.2	0.55	1.8	11.2	0.64	90%
Total Palladium			0.09			0.55			0.64
Cobalt
Voisey’s Bay (42.4%) (12,24)	5.7	0.12	14.6	6.5	0.12	17.1	12.1	0.12	31.7	84%
Total Cobalt			14.6			17.1			31.7

WHEATON PRECIOUS METALS 2020 ANNUAL REPORT [50]

Attributable Measured & Indicated Resources (1,2,3,4,5,9,27)

As of December 31, 2020 unless otherwise noted (6)

	Measured			Indicated			Measured & Indicated
	Tonnage	Grade	Contained	Tonnage	Grade	Contained	Tonnage	Grade	Contained
	Mt	g/t / %	Moz / Mlbs	Mt	g/t / %	Moz / Mlbs	Mt	g/t / %	Moz / Mlbs
Gold
Salobo (75%) (10)	3.5	0.27	0.03	294.6	0.31	2.90	298.1	0.31	2.93
Stillwater (11)	3.3	0.26	0.03	13.3	0.21	0.09	16.6	0.22	0.12
Constancia (50%)	67.1	0.05	0.10	80.2	0.04	0.11	147.2	0.04	0.21
Sudbury (70%) (12)	1.3	0.22	0.01	7.1	0.76	0.17	8.3	0.68	0.18
777 (50%)	0.2	1.97	0.01	0.1	1.57	0.00	0.3	1.86	0.02
Minto	3.3	0.40	0.04	9.0	0.57	0.17	12.4	0.53	0.21
Marmato (6.5%) (12,14)	0.1	5.30	0.01	1.1	2.62	0.09	1.1	2.81	0.10
Toroparu (10%) (15,16)	1.2	0.93	0.03	9.0	0.87	0.25	10.2	0.87	0.29
Cotabambas (25%) (16,25)	-	-	-	29.3	0.23	0.22	29.3	0.23	0.22
Kutcho (16,17)	-	-	-	5.7	0.55	0.10	5.7	0.55	0.10
Brewery Creek (26)	-	-	-	0.4	1.11	0.02	0.4	1.11	0.02
Total Gold			0.27			4.12			4.39
Silver
Peñasquito (25%) (10)	8.7	26.8	7.5	60.5	26.7	52.0	69.2	26.8	59.5
Constancia	134.1	2.0	8.8	160.3	2.0	10.3	294.4	2.0	19.1
Antamina (33.75%) (12,19)
Copper	31.2	7.0	7.0	108.1	9.0	31.3	139.3	8.6	38.3
Copper-Zinc	10.5	21.0	7.1	49.4	19.0	30.2	59.9	19.4	37.3
Neves-Corvo
Copper	4.8	55.8	8.7	28.7	52.4	48.3	33.5	52.9	57.0
Zinc	6.7	61.9	13.4	35.7	59.0	67.8	42.4	59.5	81.2
Zinkgruvan
Zinc	3.7	64.6	7.7	11.2	76.3	27.4	14.9	73.4	35.1
Copper	1.2	42.4	1.6	0.2	39.8	0.3	1.4	42.0	1.9
Yauliyacu (20)	5.9	101.4	19.2	8.0	121.8	31.2	13.9	113.1	50.4
Aljustrel (21)	4.3	67.3	9.3	3.9	58.9	7.4	8.2	63.3	16.7
Cozamin (50%) (12,22)
Copper	0.2	53.3	0.3	4.5	36.9	5.3	4.7	37.5	5.6
Zinc	-	-	-	2.2	31.2	2.3	2.2	31.2	2.3
Pascua-Lama (25%)	10.7	57.2	19.7	97.9	52.2	164.4	108.6	52.7	184.1
Keno Hill (25%)
Underground	-	-	-	0.7	455.8	10.5	0.7	455.8	10.5
Elsa Tailings	-	-	-	0.6	119.0	2.4	0.6	119.0	2.4
Los Filos	88.5	5.3	15.2	133.7	8.1	35.0	222.2	7.0	50.2
Stratoni	-	-	-	0.4	138.5	2.0	0.4	138.5	2.0
777	0.4	25.4	0.3	0.1	26.4	0.1	0.5	25.7	0.4
Minto	3.3	3.4	0.4	9.0	5.0	1.5	12.4	4.6	1.8
Marmato (12,14)	0.9	26.5	0.8	12.8	8.1	3.4	13.8	9.4	4.2
Rosemont (23)	112.2	3.9	14.1	358.0	2.7	31.5	470.2	3.0	45.6
Loma de La Plata (12.5%)	-	-	-	3.6	169.0	19.8	3.6	169.0	19.8
Toroparu (50%) (15,16)	21.9	1.1	0.8	98.5	0.7	2.3	120.4	0.8	3.1
Cotabambas (16,25)	-	-	-	117.1	2.7	10.3	117.1	2.7	10.3
Kutcho (16,17)	-	-	-	5.4	25.9	4.5	5.4	25.9	4.5
Total Silver			141.8			601.3			743.1
Palladium
Stillwater (4.5%) (11)	0.03	7.1	0.01	0.1	5.1	0.02	0.2	5.5	0.03
Total Palladium			0.01			0.02			0.03
Cobalt
Voisey’s Bay (42.4%) (12,24)	1.7	0.04	1.5	-	-	-	1.7	0.04	1.5
Total Cobalt			1.53			-			1.5

WHEATON PRECIOUS METALS 2020 ANNUAL REPORT [51]

Attributable Inferred Resources (1,2,3,4,5,9,27)

As of December 31, 2020 unless otherwise noted (6)

	Inferred
	Tonnage	Grade	Contained
	Mt	g/t / %	Moz / Mlbs
Gold
Salobo (75%) (10)	198.5	0.22	1.39
Stillwater (11)	96.2	0.43	1.32
Constancia (50%)	46.6	0.06	0.09
Sudbury (70%) (12)	2.9	0.49	0.05
San Dimas (25%) (13)	1.5	3.58	0.17
777 (50%)	0.1	3.11	0.01
Minto	6.1	0.51	0.10
Marmato (6.5%) (12,14)	0.9	2.56	0.07
Cotabambas (25%) (16,25)	151.3	0.17	0.84
Toroparu (10%) (16,17)	12.9	0.76	0.32
Kutcho (16,17)	8.8	0.25	0.07
Brewery Creek (26)	1.3	0.87	0.04
Metates Royalty (18)	0.3	0.39	0.003
Total Gold			4.46
Silver
Peñasquito (25%) (10)	37.7	26.4	32.0
Constancia	93.2	3.4	10.3
Antamina (33.75%) (12,19)
Copper	219.7	9.0	63.6
Copper-Zinc	104.2	16.0	53.6
Neves-Corvo
Copper	12.6	33.2	13.5
Zinc	3.7	63.0	7.4
Zinkgruvan
Zinc	19.0	82.0	50.0
Copper	0.2	35.0	0.3
Yauliyacu (20)	13.4	246.9	106.8
Aljustrel (21)	15.7	46.2	23.3
San Dimas (25%) (13)	1.5	340.9	16.1
Cozamin (50%) (12,22)
Copper	2.0	40.9	2.6
Zinc	2.6	37.5	3.2
Rosemont (23)	68.7	1.7	3.7
Pascua-Lama (25%)	3.8	17.8	2.2
Keno Hill (25%)
Underground	0.4	454.6	6.1
Los Filos	98.2	6.1	19.4
Stratoni	1.1	188.0	6.9
777	0.2	40.0	0.3
Minto	6.1	4.9	1.0
Marmato (12,14)	13.1	4.4	1.9
Loma de La Plata (12.5%)	0.2	76.0	0.4
Cotabambas (16,25)	605.3	2.3	45.4
Toroparu (50%) (15,16)	58.7	0.1	0.1
Kutcho (16,17)	8.8	20.6	5.8
Metates Royalty (18)	0.3	9.5	0.1
Total Silver			475.8
Palladium
Stillwater (4.5%) (11)	1.0	12.1	0.37
Total Palladium			0.37
Cobalt
Voisey’s Bay (42.4%) (12,24)	2.5	0.14	7.6
Total Cobalt			7.6

WHEATON PRECIOUS METALS 2020 ANNUAL REPORT [52]

Notes on Mineral Reserves & Mineral Resources:

1.

All Mineral Reserves and Mineral Resources have been estimated in accordance with the 2014 Canadian Institute of Mining, Metallurgy and Petroleum (CIM) Standards for Mineral Resources and Mineral Reserves and National Instrument 43-101 – Standards for Disclosure for Mineral Projects (“NI 43-101”), or the 2012 Australasian Joint Ore Reserves Committee (JORC) Code for Reporting of Exploration Results, Mineral Resources and Ore Reserves.

2.

Mineral Reserves and Mineral Resources are reported above in millions of metric tonnes (“Mt”), grams per metric tonne (“g/t”) for gold, silver and palladium, percent (“%”) for cobalt, millions of ounces (“Moz”) for gold, silver and palladium and millions of pounds (“Mlbs”) for cobalt.

3.	Qualified persons (“QPs”), as defined by the NI 43-101, for the technical information contained in this document (including the Mineral Reserve and Mineral Resource estimates) are:

a.	Neil Burns, M.Sc., P.Geo. (Vice President, Technical Services); and

b.	Ryan Ulansky, M.A.Sc., P.Eng. (Senior Director, Engineering),

both employees of the Company (the “Company’s QPs”).

4.

The Mineral Resources reported in the above tables are exclusive of Mineral Reserves. The Cozamin mine, San Dimas mine, Minto mine, Neves-Corvo mine, Zinkgruvan mine, Stratoni mine, Stillwater mines, Keno Hill mines, Aljustrel mines and Toroparu project (gold only) report Mineral Resources inclusive of Mineral Reserves. The Company’s QPs have made the exclusive Mineral Resource estimates for these mines based on average mine recoveries and dilution.

5.	Mineral Resources which are not Mineral Reserves do not have demonstrated economic viability.

6.

Other than as detailed below, Mineral Reserves and Mineral Resources are reported as of December 31, 2020 based on information available to the Company as of the date of this document, and therefore will not reflect updates, if any, after such date.

a.	Mineral Resources for Aljustrel’s Feitais mine are reported as of July 2020, Moinho & St João mines as of August 2020 and the Estação project as of July, 2018.

b.	Mineral Resources for the Brewery Creek project are reported as of May 31, 2020.

c.	Mineral Resources and Mineral Reserves for the Constancia, 777 and San Dimas mines are reported as of December 31, 2019.

d.	Mineral Resources for the Cotabambas project are reported as of June 20, 2013.

e.	Mineral Resources and Mineral Reserves for the Cozamin mine are reported as of October 31, 2020.

f.

Mineral Resources for Keno Hill’s Elsa Tailings project are reported as of April 22, 2010, Bellekeno mine Indicated Mineral Resources as of September 30, 2013, Mineral Resources for the Lucky Queen, Flame & Moth and Onek mines as of March 29, 2017 and Bermingham mine as of March 28, 2019. Mineral Reserves are reported as of March 28, 2019.

g.	Mineral Resources for the Kutcho project are reported as of September 8, 2020 and Mineral Reserves are reported as of June 15, 2017.

h.	Mineral Resources for the Loma de La Plata project are reported as of May 20, 2009.

i.	Mineral Resources and Mineral Reserves for the Los Filos mine are reported as of October 31, 2018.

j.	Mineral Resources and Mineral Reserves for the Neves-Corvo and Zinkgruvan mines are reported as of June 30, 2020.

k.	Mineral Resources and Mineral Reserves for the Marmato mine are reported as of March 17, 2020.

l.	Mineral Resources and Mineral Reserves for the Metates royalty are reported as of April 29, 2016.

m.	Mineral Resources and Mineral Reserves for the Minto mine are reported as of December 31, 2018.

n.	Mineral Resources and Mineral Reserves for the Rosemont project are reported as of March 30, 2017.

o.	Mineral Resources and Mineral Reserves for the Stratoni mine are reported as of September 30, 2020.

p.	Mineral Resources for the Toroparu project are reported as of September 20, 2018 and Mineral Reserves are reported as of March 31, 2013.

7.

Process recoveries are the average percentage of gold, silver, palladium or cobalt in a saleable product (doré or concentrate) recovered from mined ore at the applicable site process plants as reported by the operators.

8.	Mineral Reserves are estimated using appropriate process and mine recovery rates, dilution, operating costs and the following commodity prices:

a.	Aljustrel mine – 3.5% zinc cut-off for the Feitais, Moinho and St João mines and 3.0% zinc cut-off for the Estação project.

b.	Antamina mine - $3.08 per pound copper, $1.08 per pound zinc, $8.70 per pound molybdenum and $17.39 per ounce silver.

c.	Constancia mine - $1,375 per ounce gold, $17.00 per ounce silver, $3.10 per pound copper and $11.00 per pound molybdenum.

d.

Cozamin mine - NSR cut-offs of $48.04 per tonne for conventionally backfilled zones for 2020-2022, $51,12 per tonne for conventionally backfilled zones for 2023 and onward, $56.51 per tonne for paste backfilled zones of Vein 10 and $56.12 per tonne for paste backfilled zones of Vein 20, all assuming $2.75 per pound copper, $17.00 per ounce silver, $0.90 per pound lead and $1.00 per pound zinc.

e.	Keno Hill mines - $1,300 per ounce gold, $18.50 per ounce silver, $1.00 per pound lead and $1.15 per pound zinc.

f.

Kutcho project – 1.5% copper cut-off for the Main deposit and 1.0% copper cut-off for the Esso deposit, both assuming $2.75 per pound copper, $1.10 per pound zinc, $1,250 per ounce gold and $17.00 per ounce silver.

g.	Los Filos mine - $1,200 per ounce gold and $4.39 per ounce silver.

h.

Marmato mine – 2.23 grams per tonne gold cut-off for the Upper Mine, 1.91 grams per tonne gold cut-off for the Transition Zone and 1.61 grams per tonne gold cut-off for the MDZ, all assuming $1,400 per ounce gold.

i.	Metates royalty – 0.34 grams per tonne gold equivalent cut-off assuming $1,200 per ounce gold and $19.20 per ounce silver.

j.	Minto mine – 1.2% copper cut-off assuming $300 per ounce gold, $3.90 per ounce silver and $2.50 per pound copper.

k.

Neves-Corvo mine – 1.34% copper equivalent cut-off for the copper Mineral Reserves and 5.34% zinc equivalent cut-off for the zinc Mineral Reserves, both assuming $3.00 per pound copper, $0.95 per pound lead and $1.00 per pound zinc.

l.	Peñasquito mine - $1,200 per ounce gold, $17.00 per ounce silver, $0.90 per pound lead and $1.15 per pound zinc.

m.	Rosemont project - $6.00 per ton NSR cut-off assuming $18.00 per ounce silver, $3.15 per pound copper and $11.00 per pound molybdenum.

n.	Salobo mine – 0.253% copper equivalent cut-off assuming $1,290 per ounce gold and $3.18 per pound copper.

o.	San Dimas mine – $1,350 per ounce gold and $17.50 per ounce silver.

p.	Stillwater mines - combined platinum and palladium cut-off of 6.8 g/t.

q.	Stratoni mine – $273.40 per tonne NSR cut-off assuming $16.00 per ounce silver, $0.91 per pound lead and $1.00 per pound zinc.

r.	Sudbury mines - $1,300 per ounce gold, $8.16 per pound nickel, $3.18 per pound copper, $1,155 per ounce platinum, $1,093 per ounce palladium and $22.68 per pound cobalt.

WHEATON PRECIOUS METALS 2020 ANNUAL REPORT [53]

s.	Toroparu project – 0.38 grams per tonne gold cut-off assuming $1,070 per ounce gold for fresh rock and 0.35 grams per tonne gold cut-off assuming $970 per ounce gold for saprolite.

t.	Voisey’s Bay mines:

i.	Ovoid and SE Extension – Cdn $20.56 per tonne cut-off assuming $6.80 per pound nickel, $3.08 per pound copper and $29.48 per pound cobalt.

ii.	Discovery Hill - $29.52 per tonne cut-off assuming $8.16 per pound nickel, $3.18 per pound copper and $22.68 per pound cobalt.

iii.	Reid Brook Division 1 - $225.00 per tonne cut-off assuming $6.35 per pound nickel, $2.90 per pound copper and $20.41 per pound cobalt.

iv.

Reid Brook Divisions 2-4 - $275.00 per tonne cut-off assuming $9.71 per pound nickel, $3.40 per pound copper and $11.52 per pound cobalt.Eastern Deeps Mineral Reserves - $175.00 per tonne cut-off assuming $6.35 per pound nickel, $2.90 per pound copper and $20.41 per pound cobalt.

u.	Yauliyacu mine - $17.39 per ounce silver, $3.08 per pound copper, and $1.08 per pound zinc.

v.

Zinkgruvan mine – 6.1% zinc equivalent cut-off for the zinc Mineral Reserve and 1.4% copper cut-off for the copper Mineral Reserve, both assuming $3.00 per pound copper and $0.95 per pound lead and $1.00 per pound zinc.

w.	777 mine – $1,392 per ounce gold, $16.33 per ounce silver, $2.92 per pound copper and $1.11 per pound zinc.

9.	Mineral Resources are estimated using appropriate recovery rates and the following commodity prices:

a.	Aljustrel mine – 3.5% zinc cut-off for Feitais, Moinho and St João mines and 3.0% zinc cut-off for the Estação project.

b.	Antamina mine - $3.30 per pound copper, $1.18 per pound zinc, $10.54 per pound molybdenum and $20.82 per ounce silver.

c.	Brewery Creek project – 0.37 g/t gold cut-off assuming $1,500 per ounce gold.

d.	Constancia mine – $1,375 per ounce gold, $17.00 per ounce silver, $3.10 per pound copper and $11.00 per pound molybdenum.

e.	Cotabambas project – 0.2% copper equivalent cut-off assuming $1,350 per ounce gold, $23.00 per ounce silver, $3.20 per pound copper and $12.50 per pound molybdenum.

f.	Cozamin mine - $50 per tonne NSR cut-off assuming $3.25 per pound copper, $20.00 per ounce silver, $1.00 per pound lead and $1.20 per pound zinc.

g.	Keno Hill mines:

i.	Bellekeno mine – Cdn $185 per tonne NSR cut-off assuming $22.50 per ounce silver, $0.85 per pound lead and $0.95 per pound zinc.

ii.	Lucky Queen & Flame and Moth mines – Cdn $185 per tonne NSR cut-off assuming $1,300 per ounce gold, $20.00 per ounce silver, $0.94 per pound lead and $1.00 per pound zinc.

iii.	Onek mine - Cdn $185 per tonne NSR cut-off assuming $1,250 per ounce gold, $20.00 per ounce silver, $0.90 per pound lead and $0.95 per pound zinc.

iv.	Bermingham mine - Cdn $185 per tonne NSR cut-off assuming $20.00 per ounce silver, $0.95 per pound lead, $1.00 per pound zinc and $1,300 per ounce gold.

v.	Elsa Tailings project – 50 grams per tonne silver cut-off assuming $17.00 per ounce silver and $1,000 per ounce gold.

h.

Kutcho project – 1.0% copper equivalent cut-off for the Main and Sumac deposits and 0.9% copper equivalent cut-off for Esso, all assuming $3.25 per pound copper, $1.25 per pound zinc, $1,550 per ounce gold and $20.00 per ounce silver.

i.	Loma de La Plata project – 50 grams per tonne silver equivalent cut-off assuming $12.50 per ounce silver and $0.50 per pound lead.

j.	Los Filos mine - $1,400 per ounce gold and $4.39 per ounce silver.

k.	Marmato mine – 1.9 grams per tonne gold cut-off for the Upper Mine and 1.3 grams per tonne gold cut-off for the MDZ and Transition Zone, all assuming $1,500 per ounce gold.

l.	Metates royalty – 0.34 grams per tonne gold equivalent cut-off assuming $1,200 per ounce gold and $19.20 per ounce silver.

m.	Minto mine – 0.5% copper cut-off for Open Pit and 1.0% copper cut-off for Underground.

n.	Neves-Corvo mine – 1.0% copper cut-off for the copper Mineral Resource and 4.5% zinc cut-off for the zinc Mineral Resource.

o.	Pascua-Lama project – $1,500 per ounce gold, $18.75 per ounce silver and $3.50 per pound copper.

p.	Peñasquito mine - $1,400 per ounce gold, $20.00 per ounce silver, $1.10 per pound lead and $1.40 per pound zinc.

q.	Rosemont project – $5.70 per ton NSR cut-off assuming $18.00 per ounce silver, $3.15 per pound copper and $11.00 per pound molybdenum.

r.	Salobo mine – 0.253% copper equivalent cut-off assuming $1,290 per ounce gold and $3.18 per pound copper.

s.	San Dimas mine – $1,450 per ounce gold and $18.50 per ounce silver.

t.	Stillwater mines – geologic boundaries for Inferred Mineral Resources at both the Stillwater mine and East Boulder mine.

u.	Stratoni mine – Geologically constrained to massive sulfide contacts.

v.	Sudbury mines - $1,300 per ounce gold, $8.16 per pound nickel, $3.18 per pound copper, $1,155 per ounce platinum, $1,093 per ounce palladium and $22.68 per pound cobalt.

w.	Toroparu project – 0.30 grams per tonne gold cut-off assuming $1,350 per ounce gold and $3.00 per pound copper.

x.	Voisey’s Bay mines:

i.	Reid Brook Divisions 2-4 - $275.00 per tonne cut-off assuming $9.71 per pound nickel, $3.40 per pound copper and $11.52 per pound cobalt.

ii.	Discovery Hill - $29.52 per tonne assuming $8.16 per pound nickel, $3.18 per pound copper and $22.68 per pound cobalt.

y.	Yauliyacu mine – $20.82 per ounce silver, $3.30 per pound copper, and $1.18 per pound zinc.

z.	Zinkgruvan mine – 4.5% zinc cut-off for the zinc Mineral Resource and 1.0% copper cut-off for the copper Mineral Resource.

aa.	777 mine – $1,392 per ounce gold, $16.33 per ounce silver, $2.92 per pound copper and $1.11 per pound zinc.

10.	The scientific and technical information in these tables regarding the Peñasquito mine was sourced by the Company from the following filed documents:

a.

Peñasquito – Newmont’s December 31, 2020 Resources and Reserves press release (https://www.newmont.com/investors/news-release/news-details/2021/Newmont-Reports-2020-Mineral-Reserves-of-94-Million-Gold-Ounces-Replacing-80-Percent-of-Depletion/default.aspx ) and

b.	Salobo – The Company has filed a technical report for the Salobo Mine, which is available on SEDAR at www.sedar.com

WHEATON PRECIOUS METALS 2020 ANNUAL REPORT [54]

The Company QP’s have approved this partner disclosed scientific and technical information in respect of the Peñasquito mine, as well as, the Company’s Mineral Resource and Mineral Reserve estimates for the Salobo mine.

11.

The Stillwater precious metals purchase agreement provides that effective July 1, 2018, Sibanye-Stillwater will deliver 100% of the gold production for the life of the mines and 4.5% of palladium production until 375,000 ounces are delivered, 2.25% of palladium production until a further 175,000 ounces are delivered and 1.0% of the palladium production thereafter for the life of the mines. Attributable palladium Mineral Reserves and Mineral Resources have been calculated based upon the 4.5% / 2.25% / 1.0% production entitlements.

The Stillwater mine has been in operation since 1986 and the East Boulder mine since 2002. Individual grades for platinum, palladium, gold and rhodium are estimated using ratios applied to the combined platinum plus palladium grades based upon average historic production results provided to the Company as of the date of this document. As such, the Attributable Mineral Resource and Mineral Reserve palladium and gold grades for the Stillwater mines have been estimated using the following ratios:

a.	Stillwater mine: Pd = (Pt + Pd) / (1/3.5 + 1) and Au = (Pd + Pt) x 0.0238

b.	East Boulder mine: Pd = (Pt + Pd) / (1/3.6 + 1) and Au = (Pd + Pt) x 0.0323

12.

The Company’s attributable Mineral Resources and Mineral Reserves for the Antamina silver interest, Cozamin silver interest, Marmato gold and silver interests, Sudbury gold interest and Voisey’s Bay cobalt interest have been constrained to the production expected for the various contracts.

13.

Under the terms of the San Dimas PMPA, the Company is entitled to an amount equal to 25% of the payable gold production plus an additional amount of gold equal to 25% of the payable silver production converted to gold at a fixed gold to silver exchange ratio of 70:1 from the San Dimas mine. If the average gold to silver price ratio decreases to less than 50:1 or increases to more than 90:1 for a period of 6 months or more, then the “70” shall be revised to “50” or “90”, as the case may be, until such time as the average gold to silver price ratio is between 50:1 to 90:1 for a period of 6 months or more in which event the “70” shall be reinstated.

14.

The Marmato purchase agreement provides that Caldas will deliver 6.5% of the gold production until 190 thousand ounces are delivered and 3.25% of gold production thereafter, as well as, 100% of the silver production until 2.15 million ounces are delivered and 50% of silver production thereafter. Attributable reserves and resources have been calculated on the 6.5% / 3.25% basis for gold and 100% / 50% basis for silver.

15.

The Company’s agreement with Gold X Mining Corp is an Early Deposit agreement, whereby the Company will be entitled to purchase 10% of the gold production and 50% of the silver production from the Toroparu project for the life of mine.

16.

The Company has the option in the Early Deposit agreements, to terminate the agreement following the delivery of a feasibility study or if feasibility study has not been delivered within a required time frame.

17.

The Company’s agreement with Kutcho Copper is an Early Deposit agreement, whereby the Company will be entitled to purchase 100% of the gold and silver production from the Kutcho project until 51,000 ounces of gold and 5.6 million ounces of silver have been delivered, after which both streams will decrease to 66.67% for the remaining life of mine. Attributable reserves and resources have been calculated on the 100% / 66.67% basis.

18.	The Company’s agreement with Chesapeake Gold Corp (Chesapeake) is a royalty whereby the Company will be entitled to a 0.5% net smelter return royalty.

19.

The Antamina silver purchase agreement in respect to the Antamina mine (November 3, 2015) provides that Glencore will deliver 33.75% of the silver production until 140 million ounces are delivered and 22.5% of silver production thereafter, for a 50 year term that can be extended in increments of 10 years at the Company’s discretion. Attributable reserves and resources have been calculated on the 33.75% / 22.5% basis.

20.

The Yauliyacu mine silver purchase agreement provides that Glencore will deliver to the Company a per annum amount equal to the first 1.5 million ounces of payable silver produced at the Yauliyacu mine and 50% of any excess for the life of the mine.

21.	The Company only has the rights to silver contained in concentrates containing less than 15% copper at the Aljustrel mine.

22.

The Cozamin silver purchase agreement provides that Capstone will deliver 50% of the silver production until 10 million ounces are delivered and 33% thereafter for the life of the mine. Attributable reserves and resources have been calculated on the 50% / 33% basis.

23.	The Rosemont mine Mineral Resources and Mineral Reserves do not include the Oxide material.

24.

The Voisey’s Bay cobalt purchase agreement provides that effective January 1, 2021, Vale will deliver 42.4% of the cobalt production until 31 million pounds are delivered to the Company and 21.2% of cobalt production thereafter, for the life of the mine. Attributable reserves and resources have been calculated on the 42.4% / 21.2% basis.

25.

The Company’s agreement with Panoro is an Early Deposit agreement, whereby the Company will be entitled to purchase 100% of the silver production and 25% of the gold production from the Cotabambas project until 90 million silver equivalent ounces have been delivered, at which point the stream will drop to 66.67% of silver production and 16.67% of gold production for the life of mine.

26.

The Company’s agreement with Golden Predator is a royalty, whereby the Company will be entitled to a 2.0% net smelter return royalty for the first 600,000 ounces of gold produced, above which the NSR will increase to 2.75%. Golden Predator has the right to repurchase 0.625% of the increased NSR by paying the Company Cdn$2.0M. Attributable resources have been calculated on the 2.0% / 2.75% basis.

27.

Precious metals and cobalt are by-product metals at all of the Mining Operations, other than gold at the Marmato mine, silver at the Keno Hill mines and the Loma de La Plata zone of the Navidad project, gold at the Toroparu project and palladium at the Stillwater mines and therefore, the economic cut off applied to the reporting of precious metals and cobalt reserves and resources will be influenced by changes in the commodity prices of other metals at the mines.

Statements made in this section contain forward-looking information. Please see “Cautionary Note Regarding Forward-Looking Statements” for material risks, assumptions and important disclosure associated with this information.

WHEATON PRECIOUS METALS 2020 ANNUAL REPORT [55]

Cautionary Note Regarding Forward-Looking Statements

The information contained herein contains “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995 and “forward-looking information” within the meaning of applicable Canadian securities legislation. Forward-looking statements, which are all statements other than statements of historical fact, include, but are not limited to, statements with respect to:

●

the payment of $110 million to Aris Gold and the satisfaction of each party’s obligations in accordance with the Marmato PMPA, the receipt by the Company of silver and gold production in respect of the Marmato mine;

●	the future sales of Common Shares under, the amount of net proceeds from and the use of the net proceeds from, the ATM Program;
●	the future price of commodities;
●	the impact of epidemics (including the COVID-19 virus pandemic), including the potential heightening of other risks;
●	the estimation of future production from Mining Operations (including in the estimation of production, mill throughput, grades, recoveries and exploration potential);
●	the estimation of mineral reserves and mineral resources (including the estimation of reserve conversion rates) and the realization of such estimations);
●	the commencement, timing and achievement of construction, expansion or improvement projects by Wheaton’s PMPA counterparties at Mining Operations;
●

the ability of Wheaton’s PMPA counterparties to comply with the terms of a PMPA (including as a result of the business, mining operations and performance of Wheaton’s PMPA counterparties) and the potential impacts of such on Wheaton;

●	the costs of future production;
●	the estimation of produced but not yet delivered ounces;
●	statements as to the impact of the listing of the Company’s common shares on the LSE;
●	any statements as to future dividends;
●	the ability to fund outstanding commitments and the ability to continue to acquire accretive PMPAs, future payments by the Company in accordance with PMPAs, including any acceleration of payments;
●	projected increases to Wheaton’s production and cash flow profile;
●	projected changes to Wheaton’s production mix;
●	the ability of Wheaton’s PMPA counterparties to comply with the terms of any other obligations under agreements with the Company;
●	the ability to sell precious metals and cobalt production;
●	confidence in the Company’s business structure;
●	the Company’s assessment of taxes payable and the impact of the CRA Settlement for years subsequent to 2010;
●	possible audits for taxation years subsequent to 2015;
●	the Company’s assessment of the impact of any tax reassessments;
●	the Company’s intention to file future tax returns in a manner consistent with the CRA Settlement;
●	listing of the Company’s Common Shares on the LSE, NYSE or TSX; and
●	assessments of the impact and resolution of various legal and tax matters, including but not limited to outstanding class actions and audits.

Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as “plans”, “expects” or “does not expect”, “is expected”, “budget”, “scheduled”, “estimates”, “forecasts”, “projects”, “intends”, “anticipates” or “does not anticipate”, or “believes”, “potential”, or variations of such words and phrases or statements that certain actions, events or results “may”, “could”, “would”, “might” or “will be taken”, “occur” or “be achieved”. Forward-looking statements are subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of Wheaton to be materially different from those expressed or implied by such forward-looking statements, including but not limited to:

●	the satisfaction of each party’s obligations in accordance with the terms of the Marmato PMPA;
●	risks associated with fluctuations in the price of commodities (including Wheaton’s ability to sell its precious metals or cobalt production at acceptable prices or at all);
●	risks of significant impacts on Wheaton or the Mining Operations as a result of an epidemic (including the COVID-19 virus pandemic);
●

risks related to the Mining Operations (including fluctuations in the price of the primary or other commodities mined at such operations, regulatory, political and other risks of the jurisdictions in which the Mining Operations are located, actual results of mining, risks association with exploration, development, operating, expansion and improvement at the Mining Operations, environmental and economic risks of the Mining Operations, and changes in project parameters as Mining Operations plans continue to be refined);

WHEATON PRECIOUS METALS 2020 ANNUAL REPORT [56]

●

absence of control over the Mining Operations and having to rely on the accuracy of the public disclosure and other information Wheaton receives from the owners and operators of the Mining Operations as the basis for its analyses, forecasts and assessments relating to its own business;

●	risks related to the uncertainty in the accuracy of mineral reserve and mineral resource estimation;
●

risks related to the satisfaction of each party’s obligations in accordance with the terms of the Company’s PMPAs, including the ability of the companies with which the Company has PMPAs to perform their obligations under those PMPAs in the event of a material adverse effect on the results of operations, financial condition, cash flows or business of such companies, any acceleration of payments, estimated throughput and exploration potential;

●	risks relating to production estimates from Mining Operations, including anticipated timing of the commencement of production by certain Mining Operations;
●

Wheaton’s interpretation of, or compliance with, or application of, tax laws and regulations or accounting policies and rules, being found to be incorrect or the tax impact to the Company’s business operations being materially different than currently contemplated;

●	any challenge or reassessment by the CRA of the Company’s tax filings being successful and the potential negative impact to the Company’s previous and future tax filings;
●	risks in assessing the impact of the CRA Settlement for years subsequent to 2010 (including whether there will be any material change in the Company’s facts or change in law or jurisprudence);
●	counterparty credit and liquidity risks;
●	mine operator concentration risks;
●	indebtedness and guarantees risks;
●	hedging risk;
●	competition in the streaming industry risk;
●	risks related to claims and legal proceedings against Wheaton or the Mining Operations;
●	risks relating to security over underlying assets;
●	risks related to governmental regulations;
●	risks related to international operations of Wheaton and the Mining Operations;
●	risks relating to exploration, development, operating, expansions and improvements at the Mining Operations;
●	risks related to environmental regulations and climate change;
●	the ability of Wheaton and the Mining Operations to obtain and maintain necessary licenses, permits, approvals and rulings;
●	the ability of Wheaton and the Mining Operations to comply with applicable laws, regulations and permitting requirements;
●	lack of suitable infrastructure and employees to support the Mining Operations;
●

inability to replace and expand mineral reserves, including anticipated timing of the commencement of production by certain Mining Operations (including increases in production, estimated grades and recoveries);

●	uncertainties related to title and indigenous rights with respect to the mineral properties of the Mining Operations;
●	the ability of Wheaton and the Mining Operations to obtain adequate financing;
●	the ability of the Mining Operations to complete permitting, construction, development and expansion;
●	challenges related to global financial conditions;
●	risks related to Wheaton’s acquisition strategy;
●	risks related to the market price of the common shares of Wheaton (the “Common Shares”);
●	risks associated with multiple listings of the Common Shares on the LSE, NYSE and TSX;
●	risks associated with a possible suspension of trading of Common Shares;
●	risks associated with the sale of Common Shares under the ATM Program, including the amount of any net proceeds from such offering of Common Shares and the use of any such proceeds;
●	equity price risks related to Wheaton’s holding of long-term investments in other companies;
●	risks related to interest rates;
●	risks related to the declaration, timing and payment of dividends;
●	the ability of Wheaton and the Mining Operations to retain key management employees or procure the services of skilled and experienced personnel;
●	risks relating to activist shareholders;
●	risks relating to reputational damage;
●	risks relating to unknown defects and impairments;
●	risks related to ensuring the security and safety of information systems, including cyber security risks;
●	risks related to the adequacy of internal control over financial reporting;
●	risks related to fluctuations in commodity prices of metals produced from the Mining Operations other than precious metals or cobalt;
●	risks relating to future sales or the issuance of equity securities; and

WHEATON PRECIOUS METALS 2020 ANNUAL REPORT [57]

●

other risks discussed in the section entitled “Description of the Business – Risk Factors” in Wheaton’s Annual Information Form available on SEDAR at www.sedar.com, and in Wheaton’s Form 40-F for the year ended December 31, 2019 and Form 6-K filed March 11, 2020 both on file with the U.S. Securities and Exchange Commission in Washington, D.C. and Wheaton’s Management’s Discussion and Analysis for the three months ended March 31, 2020 and nine months ended September 30, 2020, both available on SEDAR at www.sedar.com and Form 6-Ks filed May 7, 2020 and November 9, 2020, both available on EDGAR (the “Disclosure”).

Forward-looking statements are based on assumptions management currently believes to be reasonable, including but not limited to:

●	the payment of $110 million to Aris Gold and the satisfaction of each party’s obligations in accordance with the terms of the Marmato PMPA;
●

that the sale of Common Shares under the ATM Program will not have a significant impact on the market price of the Company’s Common Shares and that the net proceeds of sales of Common Shares, if any, will be used as anticipated;

●	that there will be no material adverse change in the market price of commodities;
●	that neither Wheaton nor the Mining Operations will suffer significant impacts as a result of an epidemic (including the COVID-19 virus pandemic);
●	that the Mining Operations will continue to operate and the mining projects will be completed in accordance with public statements and achieve their stated production estimates;
●	that the mineral reserves and mineral resource estimates from Mining Operations (including reserve conversion rates) are accurate;
●	that each party will satisfy their obligations in accordance with the PMPAs;
●	that Wheaton will continue to be able to fund or obtain funding for outstanding commitments;
●	that Wheaton will be able to source and obtain accretive PMPAs;
●

that any outbreak or threat of an outbreak of a virus or other contagions or epidemic disease will be adequately responded to locally, nationally, regionally and internationally, without such response requiring any prolonged closure of the Mining Operations or having other material adverse effects on the Company and counterparties to its PMPAs;

●

that the trading of the Company’s Common Shares will not be adversely affected by the differences in liquidity, settlement and clearing systems as a result of multiple listings of the Common Shares on the LSE, the TSX and the NYSE;

●	that the trading of the Company’s Common Shares will not be suspended;
●	that expectations regarding the resolution of legal and tax matters will be achieved (including ongoing class action litigation and CRA audits involving the Company);
●	that Wheaton has properly considered the application of Canadian tax law to its structure and operations;
●	that Wheaton has filed its tax returns and paid applicable taxes in compliance with Canadian tax law;
●

that Wheaton’s application of the CRA Settlement for years subsequent to 2010 is accurate (including the Company’s assessment that there has been no material change in the Company’s facts or change in law or jurisprudence for years subsequent to 2010);

●	the estimate of the recoverable amount for any PMPA with an indicator of impairment; and
●	such other assumptions and factors as set out in the Disclosure.

Although Wheaton has attempted to identify important factors that could cause actual results, level of activity, performance or achievements to differ materially from those contained in forward-looking statements, there may be other factors that cause results, level of activity, performance or achievements not to be as anticipated, estimated or intended. There can be no assurance that forward-looking statements will prove to be accurate and even if events or results described in the forward-looking statements are realized or substantially realized, there can be no assurance that they will have the expected consequences to, or effects on, Wheaton. Accordingly, readers should not place undue reliance on forward-looking statements and are cautioned that actual outcomes may vary. The forward-looking statements included herein are for the purpose of providing investors with information to assist them in understanding Wheaton’s expected financial and operational performance and may not be appropriate for other purposes. Any forward looking statement speaks only as of the date on which it is made. Wheaton does not undertake to update any forward-looking statements that are included or incorporated by reference herein, except in accordance with applicable securities laws.

Cautionary Language Regarding Reserves And Resources

For further information on Mineral Reserves and Mineral Resources and on Wheaton more generally, readers should refer to Wheaton’s Annual Information Form for the year ended December 31, 2019 and other continuous disclosure documents filed by Wheaton since January 1, 2020, available on SEDAR at www.sedar.com. Wheaton’s Mineral Reserves and Mineral Resources are subject to the qualifications and notes set forth therein. Mineral Resources which are not Mineral Reserves do not have demonstrated economic viability.

WHEATON PRECIOUS METALS 2020 ANNUAL REPORT [58]

Cautionary Note to United States Investors Concerning Estimates of Measured, Indicated and Inferred Resources:

The information contained herein has been prepared in accordance with the requirements of the securities laws in effect in Canada, which differ from the requirements of United States securities laws. The terms “mineral reserve”, “proven mineral reserve” and “probable mineral reserve” are Canadian mining terms defined in accordance with Canadian National Instrument 43-101 – Standards of Disclosure for Mineral Projects (“NI 43-101”) and the Canadian Institute of Mining, Metallurgy and Petroleum (the “CIM”) – CIM Definition Standards on Mineral Resources and Mineral Reserves, adopted by the CIM Council, as amended (the “CIM Standards”). In addition, the terms “mineral resource”, “measured mineral resource”, “indicated mineral resource” and “inferred mineral resource” are defined in and required to be disclosed by NI 43-101. Investors are cautioned not to assume that any part or all of the mineral deposits in these categories will ever be converted into reserves. “Inferred mineral resources” have a great amount of uncertainty as to their existence and as to their economic and legal feasibility. It cannot be assumed that all or any part of an inferred mineral resource will ever be upgraded to a higher category. Under Canadian rules, estimates of inferred mineral resources may not form the basis of feasibility or pre-feasibility studies, except in rare cases. Investors are cautioned not to assume that all or any part of an inferred mineral resource exists or is economically or legally mineable. Mineral resources that are not mineral reserves do not have demonstrated economic viability. Disclosure of “contained ounces” in a resource is permitted disclosure under Canadian regulations. The SEC has adopted amendments to its disclosure rules to modernize the mineral property disclosure requirements for issuers whose securities are registered with the SEC under the U.S. Securities Exchange Act of 1934, as amended (the “Exchange Act”). These amendments became effective February 25, 2019 (the “SEC Modernization Rules”) with compliance required for the first fiscal year beginning on or after January 1, 2021. Under the SEC Modernization Rules, the historical property disclosure requirements for mining registrants included in SEC Industry Guide 7 will be rescinded and replaced with disclosure requirements in subpart 1300 of SEC Regulation S-K. Following the transition period, as a foreign private issuer that is eligible to file reports with the SEC pursuant to the multi-jurisdictional disclosure system, the Company is not required to provide disclosure on its mineral properties under the SEC Modernization Rules and will continue to provide disclosure under NI 43-101. As a result of the adoption of the SEC Modernization Rules, the SEC will recognize estimates of “measured mineral resources”, “indicated mineral resources” and “inferred mineral resources.” In addition, the SEC has amended its definitions of “proven mineral reserves” and “probable mineral reserves” to be “substantially similar” to the corresponding definitions under the CIM Definition Standards that are required under NI 43-101. However, while the above terms are “substantially similar” to CIM Definition Standards, there are differences in the definitions under the SEC Modernization Rules and the CIM Definition Standards. Accordingly, there is no assurance any mineral reserves or mineral resources that the Company may report as “proven mineral reserves”, “probable mineral reserves”, “measured mineral resources”, “indicated mineral resources” and “inferred mineral resources” under NI 43-101 would be the same had the Company prepared the reserve or resource estimates under the standards adopted under the SEC Modernization Rules. Accordingly, information contained herein that describes Wheaton’s mineral deposits may not be comparable to similar information made public by U.S. companies subject to reporting and disclosure requirements under the United States federal securities laws and the rules and regulations thereunder. United States investors are urged to consider closely the disclosure in Wheaton’s Form 40-F, a copy of which may be obtained from Wheaton or from http://www.sec.gov/edgar.html.

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Management’s Responsibility for Financial Reporting

The accompanying consolidated financial statements of Wheaton Precious Metals Corp. (“Wheaton”) were prepared by management, which is responsible for the integrity and fairness of the information presented, including the many amounts that must of necessity be based on estimates and judgments. These consolidated financial statements were prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board. Financial information appearing throughout our Management’s Discussion and Analysis (“MD&A”) is consistent with these consolidated financial statements.

In discharging our responsibility for the integrity and fairness of the consolidated financial statements and for the accounting systems from which they are derived, we maintain and rely on a comprehensive system of internal controls designed to ensure that transactions are authorized, assets are safeguarded and proper records are maintained. These controls include business planning; delegation of authority; careful selection and hiring of staff; accountability for performance within appropriate and well-defined areas of responsibility; and the communication of policies and guidelines of business conduct throughout the company.

The Board of Directors oversees management’s responsibilities for financial reporting through the Audit Committee, which is composed entirely of directors who are neither officers nor employees of Wheaton. The Audit Committee reviews Wheaton’s interim and annual consolidated financial statements and MD&A and recommends them for approval by the Board of Directors. Other key responsibilities of the Audit Committee include monitoring Wheaton’s system of internal controls, monitoring its compliance with legal and regulatory requirements, selecting the external auditors and reviewing the qualifications, independence and performance of the external auditors.

Deloitte LLP, Independent Registered Public Accounting Firm, appointed by the shareholders of Wheaton upon the recommendation of the Audit Committee and Board, have performed an independent audit of the consolidated financial statements and their report follows. The auditors have full and unrestricted access to the Audit Committee to discuss their audit and related findings.

/s/ Randy Smallwood	/s/ Gary Brown

Randy Smallwood	Gary Brown

President & Chief Executive Officer	Senior Vice President & Chief Financial Officer

March 11, 2021

WHEATON PRECIOUS METALS 2020 ANNUAL REPORT [60]

Report of Independent Registered Public Accounting Firm

To the shareholders and the Board of Directors of Wheaton Precious Metals Corp.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Wheaton Precious Metals Corp. and subsidiaries (the “Company”) as of December 31, 2020 and 2019, the related consolidated statements of earnings, comprehensive income, changes in shareholders’ equity and cash flows for each of the two years in the period ended December 31, 2020, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2020 and 2019, and its financial performance and its cash flows for each of the two years in the period ended December 31, 2020, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company’s internal control over financial reporting as of December 31, 2020, based on criteria established in Internal Control — Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated March 11, 2021, expressed an unqualified opinion on the Company’s internal control over financial reporting.

Basis for Opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audits. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Critical Audit Matter

The critical audit matter communicated below is a matter arising from the current-period audit of the financial statements that was communicated or required to be communicated to the audit committee and that (1) relates to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the accounts or disclosures to which it relates.

Indicators of Impairment Reversal of Mineral Stream Interests – Refer to Note 4.3 to the financial statements

Critical Audit Matter Description

The Company considers each precious metals purchase arrangement (“PMPA”) to be a separate cash generating unit and at the end of each reporting period, the Company assess each PMPA to determine whether any indication of impairment or impairment reversal exists. During the year, the Company assessed whether any indication of impairment reversal existed for the Sudbury PMPA by evaluating, among other items whether there were significant changes to the estimated future cash flows associated with the PMPA compared to previous forecasts used at the time the historical impairment was recorded in the year ending December 31, 2016. The Company concluded there was not an indicator of impairment reversal for the Sudbury PMPA at December 31, 2020.

While there are several factors that must be considered to determine whether or not an indicator of impairment reversal exists at the Sudbury PMPA, the judgments associated with the estimated future cash flows with the most subjectivity include changes in future payable gold production attributable to the Company over the term of the PMPA and changes in long-term gold price assumptions. Auditing these judgments requires a high degree of subjectivity in applying audit procedures and in evaluating the results of those procedures. This resulted in an increased extent of audit effort, including the involvement of fair value specialists.

How the Critical Audit Matter Was Addressed in the Audit

Our audit procedures related to future payable gold production and long-term gold price assumptions, in determining if there is an indicator of impairment reversal of the Sudbury PMPA, included the following, among others:

WHEATON PRECIOUS METALS 2020 ANNUAL REPORT [61]

●	Evaluated the effectiveness of the controls over management’s assessment of indicators of impairment reversal.
●	Evaluated management’s ability to accurately forecast future payable gold production by:
o	Assessing the methodology used in management’s estimate of future payable gold production; and
o	Comparing management’s forecast of future payable gold production to previous forecasts and actual production results.
●	With assistance of fair value specialists, evaluated the long-term gold price assumptions by comparing management’s long-term price assumptions to third party long-term price assumptions for gold.

/s/ Deloitte LLP

Chartered Professional Accountants

Vancouver, Canada

March 11, 2021

We have served as the Company’s auditor since 2004.

WHEATON PRECIOUS METALS 2020 ANNUAL REPORT [62]

Management’s Report on Internal Control Over Financial Reporting

Management of Wheaton Precious Metals Corp. (“Wheaton”) is responsible for establishing and maintaining adequate internal control over financial reporting. Internal control over financial reporting is a process designed by, or under the supervision of the Chief Executive Officer and the Chief Financial Officer and effected by the Board of Directors, management and other personnel to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board. It includes those policies and procedures that:

i.	pertain to the maintenance of records that accurately and fairly reflect, in reasonable detail, the transactions related to Wheaton’s assets;

ii.

provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with IFRS, and Wheaton receipts and expenditures are made only in accordance with authorizations of management and Wheaton’s directors; and

iii.

provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of Wheaton’s assets that could have a material effect on Wheaton’s financial statements.

Due to its inherent limitations, internal control over financial reporting may not prevent or detect misstatements on a timely basis. Also, projections of any evaluation of the effectiveness of internal control over financial reporting to future periods are subject to the risk that the controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Management assessed the effectiveness of Wheaton’s internal control over financial reporting as of December 31, 2020, based on the criteria set forth in Internal Control — Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on this assessment, management has concluded that, as of December 31, 2020, Wheaton’s internal control over financial reporting was effective.

The effectiveness of Wheaton’s internal control over financial reporting, as of December 31, 2020, has been audited by Deloitte LLP, Independent Registered Public Accounting Firm, who also audited the Company’s consolidated financial statements as of and for the year ended December 31, 2020, as stated in their report.

/s/ Randy Smallwood	/s/ Gary Brown

Randy Smallwood	Gary Brown

President & Chief Executive Officer	Senior Vice President & Chief Financial Officer

March 11, 2021

WHEATON PRECIOUS METALS 2020 ANNUAL REPORT [63]

Report of Independent Registered Public Accounting Firm

To the shareholders and the Board of Directors of Wheaton Precious Metals Corp.

Opinion on Internal Control over Financial Reporting

We have audited the internal control over financial reporting of Wheaton Precious Metals Corp. and subsidiaries (the “Company”) as of December 31, 2020, based on criteria established in Internal Control — Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2020, based on criteria established in Internal Control — Integrated Framework (2013) issued by COSO.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated financial statements as of and for the year ended December 31, 2020, of the Company and our report dated March 11, 2021, expressed an unqualified opinion on those financial statements.

Basis for Opinion

The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

Definition and Limitations of Internal Control over Financial Reporting

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

/s/ Deloitte LLP

Chartered Professional Accountants

Vancouver, Canada

March 11, 2021

WHEATON PRECIOUS METALS 2020 ANNUAL REPORT [64]

Consolidated Statements of Earnings

		Years Ended December 31

(US dollars and shares in thousands, except per share amounts)	Note	2020	2019

Sales	6	$1,096,224	$861,332

Cost of sales

Cost of sales, excluding depletion		$266,763	$258,559

Depletion	10	243,889	256,826

Total cost of sales		$510,652	$515,385

Gross margin		$585,572	$345,947

General and administrative expenses	7	65,698	54,507

Impairment of mineral stream interests	11	-	165,912

Earnings from operations		$519,874	$125,528

Other (income) expense	8	(2,170)	(274)

Earnings before finance costs and income taxes		$522,044	$125,802

Finance costs	17.3	16,715	48,730

Earnings before income taxes		$505,329	$77,072

Income tax recovery	23	2,475	9,066

Net earnings		$507,804	$86,138

Basic earnings per share		$1.132	$0.193

Diluted earnings per share		$1.128	$0.193

Weighted average number of shares outstanding

Basic	21	448,694	446,021

Diluted	21	450,070	446,930

The accompanying notes form an integral part of these consolidated financial statements.

WHEATON PRECIOUS METALS 2020 ANNUAL REPORT [65]

Consolidated Statements of Comprehensive Income

		Years Ended December 31

(US dollars in thousands)	Note	2020	2019

Net earnings		$507,804	$86,138

Other comprehensive income

Items that will not be reclassified to net earnings

Gain on LTIs¹	15	$25,856	$161,936

Income tax recovery (expense) related to LTIs¹	23	(1,866)	(9,623)

Total other comprehensive income		$23,990	$152,313

Total comprehensive income		$531,794	$238,451

1)	LTIs = long-term investments – common shares held.

The accompanying notes form an integral part of these consolidated financial statements.

WHEATON PRECIOUS METALS 2020 ANNUAL REPORT [66]

Consolidated Balance Sheets

	Note	As at December 31	As at December 31
(US dollars in thousands)		2020	2019

Assets

Current assets

Cash and cash equivalents		$192,683	$103,986

Accounts receivable	9	5,883	7,138

Other	24	3,265	43,628

Total current assets		$201,831	$154,752

Non-current assets

Mineral stream interests	10	$5,488,391	$5,734,106

Early deposit mineral stream interests	12	33,241	31,741

Mineral royalty interest	13	3,047	3,036

Long-term equity investments	15	199,878	309,757

Convertible notes receivable	14	11,353	21,856

Property, plant and equipment	16	6,289	7,311

Other	25	13,242	15,448

Total non-current assets		$5,755,441	$6,123,255

Total assets		$5,957,272	$6,278,007

Liabilities

Current liabilities

Accounts payable and accrued liabilities		$13,023	$11,794

Current portion of performance share units	20.1	17,297	10,668

Current portion of lease liabilities	17.2	773	724

Other		76	41,514

Total current liabilities		$31,169	$64,700

Non-current liabilities

Bank debt	17.1	$195,000	$874,500

Lease liabilities	17.2	2,864	3,528

Deferred income taxes	23	214	148

Performance share units	20.1	11,784	8,401

Pension liability	27	1,670	810

Total non-current liabilities		$211,532	$887,387

Total liabilities		$242,701	$952,087

Shareholders’ equity

Issued capital	18	$3,646,291	$3,599,203

Reserves	19	126,882	160,701

Retained earnings		1,941,398	1,566,016

Total shareholders’ equity		$5,714,571	$5,325,920

Total liabilities and shareholders’ equity		$5,957,272	$6,278,007

/s/ Randy Smallwood	/s/ John Brough
Randy Smallwood	John Brough
Director	Director

The accompanying notes form an integral part of these consolidated financial statements.

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Consolidated Statements of Cash Flows

	Years Ended December 31

(US dollars in thousands)	Note	2020	2019
Operating activities
Net earnings		$507,804	$86,138
Adjustments for

Depreciation and depletion		245,779	258,730

Gain on disposal of mineral royalty interest	13	-	(2,929)

Impairment charges	11	-	165,912

Interest expense	17.3	12,366	44,942

Equity settled stock based compensation		5,432	5,691

Performance share units	20.1	9,398	7,834

Pension expense	27	806	810

Income tax expense (recovery)	23	(2,475)	(9,066)

Loss (gain) on fair value adjustment of share purchase warrants held	8, 15	(337)	16

Fair value (gain) loss on convertible note receivable	14	(1,899)	1,043

Investment income recognized in net earnings		(230)	(875)

Other		1,487	1,833

Change in non-cash working capital	22	1,025	(11,837)

Cash generated from operations before income taxes and interest		$779,156	$548,242

Income taxes recovered (paid)		49	(5,380)

Interest paid		(13,992)	(42,059)

Interest received		229	817

Cash generated from operating activities		$765,442	$501,620

Financing activities

Bank debt repaid	17.1	$(679,500)	$(389,500)

Credit facility extension fees	17.1	(1,373)	(1,106)

Share purchase options exercised	19.2	21,892	37,038

Lease payments	17.2	(704)	(637)

Dividends paid	18.2,22	(167,212)	(129,986)

Cash (used for) generated from financing activities		$(826,897)	$(484,191)

Investing activities

Mineral stream interests	10	$(322)	$(183)

Early deposit mineral stream interests	12	(1,500)	(1,500)

Proceeds on disposal of mineral royalty interest	13	-	9,000

Acquisition of long-term investments	15	(10,671)	(909)

Acquisition of convertible note receivable	14	-	(10,000)

Proceeds on disposal of long-term investments	15	162,942	17,824

Dividend income received		-	59

Other		(801)	(3,661)

Cash generated from (used for) investing activities		$149,648	$10,630

Effect of exchange rate changes on cash and cash equivalents		$504	$160

Increase in cash and cash equivalents		$88,697	$28,219

Cash and cash equivalents, beginning of year		103,986	75,767

Cash and cash equivalents, end of year		$192,683	$103,986

The accompanying notes form an integral part of these consolidated financial statements.

WHEATON PRECIOUS METALS 2020 ANNUAL REPORT [68]

Consolidated Statements of Shareholders’ Equity

			Reserves

(US dollars in thousands)	Number of Shares (000’s)	Issued Capital	Share Purchase Warrants Reserve	Share Purchase Options Reserve	Restricted Share Units Reserve	LTI [1] Revaluation Reserve (Net of Tax)	Total Reserves	Retained Earnings	Total

At January 1, 2019	444,336	$3,516,437	$83,077	$31,002	$5,970	$(112,156)	$7,893	$1,647,586	$5,171,916

Total comprehensive income

Net earnings		$-	$-	$-	$-	$-	$-	$86,138	$86,138

OCI [1]		-	-	-	-	152,313	152,313	-	152,313

Total comprehensive income		$-	$-	$-	$-	$152,313	$152,313	$86,138	$238,451

Income tax recovery (expense)		$376	$-	$-	$-	$-	$-	$-	$376

SBC [1] expense		-	-	2,474	3,217	-	5,691	-	5,691

Options [1] exercised	2,040	48,939	-	(9,466)	-	-	(9,466)	-	39,473

RSUs [1] released	134	2,782	-	-	(2,782)	-	(2,782)	-	-

Dividends (Note 18.2)	1,261	30,669	-	-	-	-	-	(160,656)	(129,987)

Realized loss on disposal of LTIs ¹ (Note 19.4)		-	-	-	-	7,052	7,052	(7,052)	-

At December 31, 2019	447,771	$3,599,203	$83,077	$24,010	$6,405	$47,209	$160,701	$1,566,016	$5,325,920

Total comprehensive income

Net earnings		$-	$-	$-	$-	$-	$-	$507,804	$507,804

OCI [1]		-	-	-	-	23,990	23,990	-	23,990

Total comprehensive income		$-	$-	$-	$-	$23,990	$23,990	$507,804	$531,794

Income tax recovery (expense)		$(820)	$-	$-	$-	$-	$-	$-	$(820)

SBC [1] expense		-	-	2,165	3,267	-	5,432	-	5,432

Options [1] exercised	1,056	23,776	-	(4,320)	-	-	(4,320)	-	19,456

RSUs [1] released	128	2,857	-	-	(2,857)	-	(2,857)	-	-

Dividends (Note 18.2)	503	21,275	-	-	-	-	-	(188,486)	(167,211)

Realized gain on disposal of LTIs ¹ (Note 19.4)		-	-	-	-	(56,064)	(56,064)	56,064	-

At December 31, 2020	449,458	$3,646,291	$83,077	$21,855	$6,815	$15,135	$126,882	$1,941,398	$5,714,571

1)

Definitions as follows: “OCI” = Other Comprehensive Income (Loss); “SBC” = Equity Settled Stock Based Compensation; “Options” = Share Purchase Options; “RSUs” = Restricted Share Units; “LTI’s” = Long-Term Investments; “Warrants” = Share Purchase Warrants.

The accompanying notes form an integral part of these consolidated financial statements.

WHEATON PRECIOUS METALS 2020 ANNUAL REPORT [69]

Notes to the Consolidated Financial Statements

Years Ended December 31, 2020 and 2019 (US Dollars)

1.	Description of Business and Nature of Operations

Wheaton Precious Metals Corp. is a precious metal streaming company which generates its revenue primarily from the sale of precious metals (gold, silver and palladium). Wheaton Precious Metals Corp. (“Wheaton” or the “Company”), which is the ultimate parent company of its consolidated group, is incorporated and domiciled in Canada, and its principal place of business is at Suite 3500 - 1021 West Hastings Street, Vancouver, British Columbia, V6E 0C3. The Company trades on the Toronto Stock Exchange (“TSX”) and the New York Stock Exchange (“NYSE”) under the symbol WPM. Additionally, on October 28, 2020, the Company’s common shares were admitted to the Standard Segment of the Official List of the UK Financial Conduct Authority and commenced trading on the Main Market of the London Stock Exchange (“LSE”) under the symbol WPM.

As of December 31, 2020, the Company has entered into 25 long-term purchase agreements (three of which are early deposit agreements), with 19 different mining companies, for the purchase of precious metals and cobalt (“precious metal purchase agreements” or “PMPA”) relating to 24 mining assets which are currently operating, 7 which are at various stages of development and 1 which has been placed in care and maintenance, located in 12 countries. Pursuant to the PMPAs, Wheaton acquires metal production from the counterparties for an initial upfront payment plus an additional cash payment for each ounce or pound delivered which is fixed by contract, generally at or below the prevailing market price.

The consolidated financial statements of the Company for the year ended December 31, 2020 were authorized for issue as of March 11, 2021 in accordance with a resolution of the Board of Directors.

Business Continuity and Employee Health and Safety

In accordance with local government restrictions and guidelines, Wheaton temporarily closed its physical offices in mid-March 2020 and successfully transitioned to telecommuting for all of its employees. During the third quarter of 2020, the physical offices were re-opened on a voluntary basis.

Partner Operations

During the second quarter of 2020, six partner operations located in Mexico and Peru on which the Company has PMPAs were temporarily suspended due to government restrictions focused on reducing the impacts of COVID-19, including the Constancia, Yauliyacu, San Dimas, Los Filos, Peñasquito and Antamina mines. The Peruvian government issued a decree on May 3, 2020 indicating large mines would be able to reopen subject to approval of certain protocols, while on May 13, 2020, the federal government of Mexico announced the designation of mining as an essential activity beginning May 18, 2020. All these mining operations resumed operations during the third quarter and remained in operation for the balance of the year. Additionally, operations at the Voisey’s Bay mine, located in Canada, were temporarily suspended, with underground development resuming in late May and operations resuming in July. The Company received its first shipment of cobalt under the Voisey’s Bay PMPA in February 2021.

There can be no assurance that our partners’ operations that are currently operational will continue to remain operational for the duration of the COVID-19 virus pandemic.

2.	Basis of Presentation and Statement of Compliance

These consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”) on a historical cost basis, except for financial assets which are not held for the purpose of collecting contractual cash flows on specified dates and derivative assets and derivative liabilities which have been measured at fair value as at the relevant balance sheet date. The consolidated financial statements are presented in United States (“US”) dollars, which is the Company’s functional currency, and all values are expressed in thousands unless otherwise noted. References to “Cdn$” refer to Canadian dollars.

The preparation of financial statements in accordance with IFRS requires the use of certain accounting estimates. It also requires management to exercise judgment in applying the Company’s accounting policies. The areas involving a higher degree of judgment or complexity, or areas where assumptions and estimates are significant to the financial statements are disclosed in Note 4.

3.	Significant Accounting Policies

3.1.	New Accounting Standards Effective in 2020

Amendment to IFRS 3 - Business Combinations

The amendments to IFRS 3 clarify the definition of a business and includes an optional concentration test to determine whether an acquired set of activities and assets is a business. The amendments are effective for business

WHEATON PRECIOUS METALS 2020 ANNUAL REPORT [70]

Notes to the Consolidated Financial Statements

Years Ended December 31, 2020 and 2019 (US Dollars)

combinations and asset acquisitions occurring on or after January 1, 2020. The Company will apply these amendments to future acquisition transactions.

Interest Rate Benchmark Reform (Amendments to IFRS 9, IAS 39 and IFRS 7)

The amendments in Interest Rate Benchmark Reform (Amendments to IFRS 9, IAS 39 and IFRS 7) clarify that entities would continue to apply certain hedge accounting requirements assuming that the interest rates benchmark on which the hedged cash flows and cash flows from the hedging instrument are based will not be altered as a result of interest rate benchmark reform. This amendment did not have a significant impact to the Company’s consolidated financial statements as the Company does not have hedge accounting.

Amendments to IFRS 16 Leases

To provide practical relief to lessees in accounting for rent concessions arising as a result of COVID-19 the International Accounting Standards Board (“IASB”) proposed an amendment to IFRS 16 which provides lessees with a practical expedient that relieves a lessee from assessing whether a COVID-19 related rent concession is a lease modification. The amendment is effective for annual reporting period beginning on or after June 1, 2020, with earlier application permitted. This amendment did not have a significant impact to the Company’s consolidated financial statements as the Company has not received any COVID-19 related rent concessions as of the date of these consolidated financial statements.

3.2.	Principles of Consolidation

The consolidated financial statements include the accounts of the Company and its 100% owned subsidiaries Wheaton Precious Metals International Ltd., Silver Wheaton Luxembourg S.a.r.l. and Wheaton Precious Metals (Cayman) Co.

Subsidiaries are fully consolidated from the date on which the Company obtains a controlling interest. Control is defined as an investor’s power over an investee with exposure, or rights, to variable returns from the investee and the ability to affect the investor’s returns through its power over the investee. Subsidiaries are included in the consolidated financial results of the Company from the effective date of acquisition up to the effective date of disposition or loss of control.

The financial statements of the subsidiaries are prepared for the same reporting period as the parent company, using consistent accounting policies. Balances, transactions, income and expenses between the Company and its subsidiaries are eliminated on consolidation.

3.3.	Cash and Cash Equivalents

Cash and cash equivalents include cash and highly liquid money market investments including short-term deposits, treasury bills, commercial paper, bankers’ depository notes and bankers’ acceptances with terms to maturity of less than three months.

3.4.	Revenue Recognition

Revenue relating to the sale of precious metals is recognized when control of the precious metal is transferred to the customer in an amount that reflects the consideration the Company expects to receive in exchange for those products. In determining whether the Company has satisfied a performance obligation, it considers the indicators of the transfer of control, which include, but are not limited to, whether: the Company has a present right to payment; the customer has legal title to the asset; the Company has transferred physical possession of the asset to the customer; and the customer has the significant risks and rewards of ownership of the asset.

Under certain PMPAs, precious metal is acquired from the mine operator in the form of gold, silver or palladium credits, which is then sold through a network of third party brokers or dealers. Revenue from precious metal credit sales is recognized at the time of the sale of such credits, which is also the date that control of the precious metal is transferred to the customer. The Company will occasionally enter into forward contracts in relation to precious metal deliveries that it is highly confident will occur within a given quarter. No forward contracts were outstanding at December 31, 2020 or December 31, 2019. The sales price is fixed at the delivery date based on either the terms of these short-term forward sales contracts or the spot price of the precious metal.

Under certain PMPAs, precious metal is acquired from the mine operator in concentrate form, which is then sold under the terms of the concentrate sales contracts to third-party smelters or traders. Where the Company acquires precious metals in concentrate form, final precious metal prices are set on a specified future quotational period (the “Quotational Period”) pursuant to the concentrate sales contracts with third-party smelters, typically one to three months after the shipment date, based on market prices for precious metals. The contracts, in general, provide for a provisional payment based upon provisional assays and quoted precious metal prices. Final settlement is based upon the average applicable price for the Quotational Period applied to the actual number of precious metal ounces recovered calculated using confirmed smelter weights and settlement assays. Revenues and the associated cost of sales are recorded on a gross basis under these contracts at the time title passes to the buyer, which is also the date

WHEATON PRECIOUS METALS 2020 ANNUAL REPORT [71]

Notes to the Consolidated Financial Statements

Years Ended December 31, 2020 and 2019 (US Dollars)

that control of the precious metal is transferred to the customer. The Company has concluded that the adjustments relating to the final assay results for the quantity of concentrate sold and the retroactive pricing adjustment for the Quotational Period are not significant and do not constrain the recognition of revenue.

3.5.	Financial Instruments

Financial assets and financial liabilities are recognized when the Company becomes a party to the contractual provisions of the instrument.

Financial assets and financial liabilities are initially measured at fair value. Transaction costs that are directly attributable to the acquisition or issue of financial assets and financial liabilities (other than financial assets and financial liabilities at fair value through net earnings) are added to or deducted from the fair value of the financial assets or financial liabilities, as appropriate, on initial recognition. Transaction costs directly attributable to the acquisition of financial assets or financial liabilities at fair value through net earnings are recognized immediately in net earnings.

3.6.	Financial Assets

Financial assets are subsequently measured at either amortized cost or fair value, depending on the classification of the financial assets.

Financial Assets at Fair Value Through Other Comprehensive Income (“FVTOCI”)

The Company’s long-term investments in common shares held are for long-term strategic purposes and not for trading. Upon the adoption of IFRS 9, Financial Instruments (“IFRS 9”), the Company made an irrevocable election to designate these long-term investments in common shares held as FVTOCI as it believes that this provides a more meaningful presentation for long-term strategic investments, rather than reflecting changes in fair value in net earnings.

Long-term investments in common shares held are initially measured at fair value. Subsequently, they are measured at fair value with gains and losses arising from changes in fair value recognized as a component of other comprehensive income (“OCI”) and accumulated in the long-term investment revaluation reserve. The cumulative gain or loss will not be reclassified to net earnings on disposal of these long-term investments but is reclassified to retained earnings.

Dividends on these long-term investments in common shares held are recognized as a component of net earnings in the period they are received under the classification Other (Income) Expense.

Financial Assets at Fair Value Through Net Earnings (“FVTNE”)

Cash and cash equivalents are stated at FVTNE.

Warrants held by the Company for long-term investment purposes are classified as FVTNE. These warrants are measured at fair value at the end of each reporting period, with any gains or losses arising on remeasurement recognized as a component of net earnings under the classification Other (Income) Expense.

Convertible notes receivable (Note 14) are classified as FVTNE and are measured at fair value at the end of each reporting period by discounting the stream of future interest and principal payments at the rate of interest prevailing at the balance sheet date for instruments of similar term and risk (the market interest rate), and adding this value to the value of the convertibility feature which is estimated using a Black-Scholes model based on assumptions including risk free interest rate, expected dividend yield, expected volatility and expected remaining life of the respective convertible notes receivable. The resulting gains or losses (if any) arising on remeasurement is recognized as a component of net earnings under the classification Other (Income) Expense.

As discussed in Note 3.4, the Company’s provisionally priced sales contain an embedded derivative that is reflected at fair value at the end of each reporting period. Fair value gains and losses related to the embedded derivative are included in revenue in the period they occur.

Financial Assets at Amortized Cost

The non-revolving term loan, which requires regularly scheduled payments of interest and principal, is carried at amortized cost. Other receivables are non-interest bearing and are stated at amortized cost, which approximate fair values due to the short terms to maturity. Where necessary, the non-revolving term loan and other receivables are reported net of allowances for uncollectable amounts.

Foreign Exchange Gains and Losses

The fair value of financial assets denominated in a foreign currency is determined in that foreign currency and translated at the spot rate at the end of each reporting period. The foreign exchange component forms part of its fair value gain or loss. Therefore,

WHEATON PRECIOUS METALS 2020 ANNUAL REPORT [72]

Notes to the Consolidated Financial Statements

Years Ended December 31, 2020 and 2019 (US Dollars)

•	For financial assets that are classified as FVTNE, the foreign exchange component is recognized as a component of net earnings;

•	For financial assets that are classified as FVTOCI, the foreign exchange component is recognized as a component of OCI; and

•

For financial assets that are denominated in a foreign currency and are measured at amortized cost at the end of each reporting period, the foreign exchange gains and losses are determined based on the amortized cost of the instruments and are recognized as a component of net earnings.

Derecognition of Financial Assets

The Company derecognizes a financial asset only when the contractual rights to cash flows from the asset expire, or when it transfers the financial asset and substantially all the risks and rewards of ownership of the asset to another entity. If the Company neither transfers nor retains substantially all the risks and rewards of ownership and continues to control the transferred asset, the Company recognizes its retained interest in the asset and an associated liability for amounts it may have to pay. If the Company retains substantially all the risks and rewards of ownership of a transferred financial asset, the Company continues to recognize the financial asset and also recognizes a collateralized borrowing for the proceeds received.

On derecognition of a financial asset that is classified as FVTOCI, the cumulative gain or loss (net of tax) previously accumulated in the long-term investment revaluation reserve is not reclassified to net earnings, but is reclassified to retained earnings.

3.7.	Financial Liabilities and Equity Instruments

Debt and equity instruments issued by the Company are classified as either financial liabilities or as equity in accordance with the substance of the contractual arrangements and the definition of a financial liability and equity instrument. All financial liabilities are subsequently measured at amortized cost using the effective interest method or at FVTNE, depending on the classification of the instrument.

Equity Instruments

An equity instrument is a contract that evidences a residual interest in the assets of an entity after deducting all of its liabilities. Equity instruments issued by the Company are recognized at the proceeds received less direct issue costs (net of any current or deferred income tax recovery attributable to such costs).

Share Purchase Warrants Issued

Share purchase warrants issued with an exercise price denominated in the Company’s functional currency (US dollars) are considered equity instruments with the consideration received reflected within shareholders’ equity under the classification of share purchase warrants reserve. Upon exercise, the original consideration is reallocated from share purchase warrants reserve to issued share capital along with the associated exercise price.

Bank Debt

Bank debt is initially measured at fair value, net of transaction costs, and is subsequently measured at amortized cost using the effective interest method. The effective interest method is a method of calculating the amortized cost of a financial liability and of allocating interest expense over the relevant period. The effective interest rate is the rate that exactly discounts estimated future cash payments through the expected life of the financial liability, or (where appropriate) a shorter period, to the net carrying amount on initial recognition.

Other Financial Liabilities

Accounts payable and accrued liabilities are stated at amortized cost, which approximate fair values due to the short terms to maturity.

Foreign Exchange Gains and Losses

The fair value of financial liabilities denominated in a foreign currency is determined in that foreign currency and translated at the spot rate at the end of each reporting period. Therefore,

•

For financial liabilities that are denominated in a foreign currency and are measured at amortized cost at the end of each reporting period, the foreign exchange gains and losses are determined based on the amortized cost of the instruments and are recognized as a component of net earnings; and

•	For financial liabilities that are classified as FVTNE, the foreign exchange component forms part of the fair value gains or losses and is recognized as a component of net earnings.

WHEATON PRECIOUS METALS 2020 ANNUAL REPORT [73]

Notes to the Consolidated Financial Statements

Years Ended December 31, 2020 and 2019 (US Dollars)

Derecognition of Financial Liabilities

The Company derecognizes financial liabilities when the Company’s obligations are discharged, cancelled or they expire. The difference between the carrying amount of the financial liability derecognized and the consideration paid and payable, including any non-cash assets transferred or liabilities assumed, is recognized as a component of net earnings.

3.8.	Mineral Stream Interests

Agreements for which settlement is called for in gold, silver, palladium or cobalt, the amount of which is based on production at the mines, are stated at cost less accumulated depletion and accumulated impairment charges, if any.

The cost of the asset is comprised of its purchase price, any closing costs directly attributable to acquiring the asset, and, for qualifying assets, borrowing costs. The purchase price is the aggregate cash amount paid and the fair value of any other non-cash consideration given to acquire the asset.

Depletion

The cost of these mineral stream interests is separately allocated to reserves, resources and exploration potential. The value allocated to reserves is classified as depletable and is depleted on a unit-of-production basis over the estimated recoverable proven and probable reserves at the mine corresponding to the specific agreement. The value associated with resources and exploration potential is the value beyond proven and probable reserves at acquisition and is classified as non-depletable until such time as it is transferred to the depletable category as a result of the conversion of resources and/or exploration potential into reserves.

Asset Impairment

Management considers each PMPA to be a separate cash generating unit (“CGU”), which is the lowest level for which cash inflows are largely independent of those of other assets. At the end of each reporting period, the Company assesses each PMPA to determine whether any indication of impairment exists. If such an indication exists, the recoverable amount of the PMPA is estimated in order to determine the extent of the impairment (if any). The recoverable amount of each PMPA is the higher of fair value less cost of disposal (“FVLCD”) and value in use (“VIU”). In determining the recoverable amounts of each of the Company’s CGU’s, the Company uses the FVLCD as this will generally be greater than or equal to the VIU.

To determine the FVLCD that could be received from each PMPA in an arm’s length transaction at the measurement date, the Company estimates a range of potential values using the net asset value (“NAV”) methodology and the net present value (“NPV”) methodology (as described below), and then selects a value within this range which is the most representative of the estimated recoverable amount of the stream.

NAV is estimated by using an appropriate discount rate to calculate the present value of the expected future cash flows associated with each mineral category. The values are adjusted for each mineral category dependent on the likelihood of conversion from resources to reserves. A market multiple is applied to the NAV computed in order to assess the estimated fair value. Precious metal companies typically trade at a market capitalization that is based on a multiple of their underlying NAV, with this market multiple being generally understood to take account of a variety of additional value and risk factors such as the ability to find and produce more metal than what is currently included in the life of mine plan, the benefit of precious metal price optionality, the potential remaining mine life and adjustments for relative mine and country risk. Consequently, a market participant would generally apply a NAV multiple when estimating the fair value of a precious metal interest.

NPV is estimated by using a nominal discount rate to calculate the present value of expected future cash flows.

The expected future cash flows are management’s best estimates of expected future revenues and costs. Under each valuation methodology, expected future revenues reflect an estimate of future payable production for each mine at which the Company has a PMPA derived from detailed life of mine plans received from each of the partners. Expected future revenues also reflect management’s estimated long-term metal prices. Estimated future cash costs are generally fixed based on the terms of each PMPA as disclosed in Note 28.

If the carrying amount of the PMPA exceeds its recoverable amount, the PMPA is considered impaired and an impairment charge is reflected as a component of net earnings so as to reduce the carrying amount to its recoverable value. A previously recognized impairment charge is reversed only if there has been an indicator of a potential impairment reversal and the resulting assessment of the PMPA’s recoverable amount exceeds its carrying value. If this is the case, the carrying amount of the PMPA is increased to its recoverable amount. The increased amount cannot exceed the carrying amount that would have been determined, net of depletion, had no impairment charge been recognized for the PMPA in prior years. Such reversal is reflected as a component of net earnings.

WHEATON PRECIOUS METALS 2020 ANNUAL REPORT [74]

Notes to the Consolidated Financial Statements

Years Ended December 31, 2020 and 2019 (US Dollars)

3.9.	Borrowing and Debt Issue Costs

Borrowing costs allocable to qualifying assets, which are assets that necessarily take a substantial period of preparation for their intended use, are capitalized and included in the carrying amounts of the related assets until such time as the assets are substantially ready for their intended use. Borrowing costs that do not relate to the acquisition or construction of qualifying assets are reflected as a component of net earnings under the classification Finance Costs, as incurred.

Debt issue costs on non-revolving facilities are treated as an adjustment to the carrying amount of the original liability and are amortized over the life of the new or modified liability. Debt issue costs on revolving facilities are recorded as an asset under the classification Other long-term assets and are amortized over the life of the new or modified credit facility.

3.10.	Stock Based Payment Transactions

The Company recognizes a stock based compensation expense for all share purchase options and restricted share units (“RSUs”) awarded to employees, officers and directors based on the fair values of the share purchase options and RSUs at the date of grant. The fair values of share purchase options and RSUs at the date of grant are expensed over the vesting periods of the share purchase options and RSUs, respectively, with a corresponding increase to equity. The fair value of share purchase options is determined using the Black-Scholes option pricing model with market related inputs as of the date of grant. Share purchase options with graded vesting schedules are accounted for as separate grants with different vesting periods and fair values. The fair value of RSUs is the market value of the underlying shares at the date of grant. At the end of each reporting period, the Company re-assesses its estimates of the number of awards that are expected to vest and recognizes the impact of any revisions to this estimate in the consolidated statement of earnings.

The Company recognizes a stock based compensation expense for performance share units (“PSUs”) which are awarded to eligible employees and are settled in cash. Compensation expense for the PSUs is recorded on a straight-line basis over the three year vesting period. This estimated expense is reflected as a component of net earnings over the vesting period of the PSUs with the related obligation recorded as a liability on the balance sheet. The amount of compensation expense is adjusted at the end of each reporting period to reflect (i) the fair market value of common shares; (ii) the number of PSUs anticipated to vest; and (iii) the anticipated performance factor.

3.11.	Income Taxes

Income tax expense comprises current and deferred income tax. Current and deferred income taxes are recognized as a component of net earnings except to the extent that it relates to items recognized directly in equity or as a component of OCI.

Current income tax is the expected tax payable on the taxable income for the year, using tax rates enacted or substantively enacted at the end of the reporting period, and any adjustment to tax payable in respect of previous years.

Deferred income tax is recognized using the liability method on temporary differences arising between the tax bases of assets and liabilities and their carrying amounts in the consolidated financial statements. Deferred income tax assets and liabilities are measured using tax rates and laws that have been enacted or substantively enacted at the end of the reporting period and which are expected to apply when the related deferred income tax assets are realized or the deferred income tax liabilities are settled.

Deferred income tax liabilities are generally recognized for all taxable temporary differences. Deferred income tax assets are generally recognized for all deductible temporary differences and the carry forward of unused tax losses and tax credits to the extent that it is probable that sufficient future taxable income, including income arising from reversing taxable temporary differences and tax planning opportunities, will be available against which those deductible temporary differences and the carry forward of unused tax losses and tax credits can be utilized.

Deferred income tax liabilities are recognized for taxable temporary differences arising on investments in subsidiaries except where the reversal of the temporary difference can be controlled and it is probable that the difference will not reverse in the foreseeable future. Deferred income tax assets arising from deductible temporary differences associated with such investments are only recognized to the extent that it is probable that there will be sufficient taxable income against which to utilize the benefits of the temporary differences and they are expected to reverse in the foreseeable future.

The carrying amount of deferred income tax assets are reviewed at the end of each reporting period and reduced to the extent that it is no longer probable that sufficient taxable income, including income arising from reversing taxable temporary differences and tax planning opportunities, will be available to allow all or part of the deferred income tax assets to be recovered.

WHEATON PRECIOUS METALS 2020 ANNUAL REPORT [75]

Notes to the Consolidated Financial Statements

Years Ended December 31, 2020 and 2019 (US Dollars)

Deferred income tax assets and liabilities are not recognized for temporary differences arising from the initial recognition (other than in a business combination) of assets and liabilities in a transaction which does not affect either the accounting income or the taxable income. In addition, deferred income tax liabilities are not recognized if the temporary difference arises from the initial recognition of goodwill.

3.12.	Earnings Per Share

Earnings per share calculations are based on the weighted average number of common shares and common share equivalents issued and outstanding during the year. Diluted earnings per share is calculated using the treasury method which requires the calculation of diluted earnings per share by assuming that outstanding share purchase options and warrants with an exercise price that exceeds the average market price of the common shares for the period are exercised, and the proceeds are used to repurchase shares of the Company at the average market price of the common shares for the period.

3.13.	Foreign Currency Translation

The functional currency is the currency of the primary economic environment in which an entity operates. The consolidated financial statements are presented in US dollars, which is the functional currency of the Company and its subsidiaries. Foreign currency monetary assets and liabilities are translated into US dollars at the exchange rates prevailing at the balance sheet date. Non-monetary assets denominated in foreign currencies are translated using the rate of exchange at the transaction date. Foreign currency transactions are translated at the rate of exchange prevailing on the transaction dates. Foreign exchange gains and losses are included in the determination of net earnings except for the foreign exchange gains and losses on the Company’s long-term investments in common shares held which are reflected as a component of OCI and accumulated in a separate component of the investments revaluation reserve which is a component of shareholders’ equity. Once the foreign exchange gains or losses on these long-term investments in common shares held are realized as a result of a disposal, the accumulated foreign exchange gain or loss is reallocated from the investments reserve to retained earnings.

3.14.	Leasing

The Company as the Lessee

At inception of a contract, the Company assesses whether the contract is, or contains, a lease. A contract is, or contains, a lease if the contract conveys the right to use an identified asset for a period of time in exchange for consideration.

The Company recognizes a right-of-use asset and a corresponding lease liability with respect to all lease agreements in which it is the lessee, except for short-term leases (defined as leases with a lease term of 12 months or less) and leases of low value assets. For these leases, the Company recognizes the lease payments as an operating expense on a straight-line basis over the term of the lease unless another systematic basis is more representative of the time pattern in which economic benefits from the leased asset are consumed.

The lease liability is initially measured at the present value of the lease payments that are not paid at the commencement date discounted by using the rate implicit in the lease. If this rate cannot be readily determined, the Company uses its incremental borrowing rate.

The lease liability is subsequently measured by increasing the carrying amount to reflect interest on the lease liability (using the effective interest method) and by reducing the carrying amount to reflect the lease payments made.

The Company re-measures the lease liability (and makes a corresponding adjustment to the related right-of-use asset) whenever the lease term has changed or there is a change in the assessment of exercise of a purchase option, in which case the lease liability is re-measured by discounting the revised lease payments using a revised discount rate.

The right-of-use assets comprise the initial measurement of the corresponding lease liability and any initial direct costs. They are subsequently measured at cost less accumulated depreciation and impairment losses, if any.

3.15.	Property, plant and equipment

Property, plant and equipment are measured at cost less accumulated depreciation. The cost includes the original purchase price of the asset and the costs attributable to bringing the asset to its working condition for its intended use. Depreciation is based on cost and is calculated on a straight-line basis over the estimated economic life of the asset. The right of use asset discussed in Note 3.14 and the leasehold improvements are depreciated over the life of the lease term. Other assets, which include computer software, computer equipment, office furniture and office equipment, are depreciated over their estimated economic life, which ranges from 3 to 10 years.

WHEATON PRECIOUS METALS 2020 ANNUAL REPORT [76]

Notes to the Consolidated Financial Statements

Years Ended December 31, 2020 and 2019 (US Dollars)

3.16.	Provisions

Provisions are recognized when the Company has a present obligation (legal or constructive) as a result of a past event, it is probable that the Company will be required to settle the obligation, and a reliable estimate can be made of the amount required to settle the obligation.

The amount recognized as a provision is the best estimate of the consideration required to settle the present obligation at the end of the reporting period, taking into account the risks and uncertainties surrounding the obligation. Where a provision is measured using the cash flows estimated to settle the present obligation, its carrying amount is the present value of those cash flows.

When some or all of the economic benefits required to settle a provision are expected to be recovered from a third party, a receivable is recognized as an asset if it is virtually certain that reimbursement will be received and the amount of the receivable can be measured reliably.

3.17.	Post-Employment Benefit Costs

The Company provides a Supplemental Employee Retirement Plan (“SERP) to all qualified employees. The SERP is an unregistered and unfunded defined contribution plan under which the Company makes a fixed notional contribution to an account maintained by the Company. Any benefits under the SERP have a vesting period of five years from the first date of employment. The notional contributions are recognized as employee benefit expense in earnings in the periods during which services are rendered by employees.

3.18.	Future Changes to Accounting Policies

The IASB has issued the following new or amended standards:

Standards required to be applied for periods beginning on or after January 1, 2021:

Amendment to IAS 16 - Property, Plant and Equipment

The amendments to IAS 16 prohibit deducting from the cost of property, plant and equipment the proceeds from selling items produced while bringing the assets to the location and condition necessary for them to be capable of operating in the manner intended by management. Instead, a company will recognize such sales proceeds and related cost in the Statement of Earnings. This amendment is in effect January 1, 2022 with early adoption permitted. The adoption of this guidance is not expected to have a material impact on the Company’s Consolidated Statement of Earnings.

4.	Key Sources of Estimation Uncertainty and Critical Accounting Judgments

The preparation of the Company’s consolidated financial statements in conformity with IFRS requires management to make judgments, estimates and assumptions that affect the reported amounts of assets, liabilities and contingent liabilities at the date of the consolidated financial statements and reported amounts of revenues and expenses during the reporting period. Estimates and assumptions are continuously evaluated and are based on management’s experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances. However, actual outcomes can differ from these estimates.

Information about significant areas of estimation uncertainty and judgments made by management in preparing the consolidated financial statements are described below.

Key Sources of Estimation Uncertainty

4.1.	Attributable Reserve, Resource and Exploration Potential Estimates

Mineral stream interests are significant assets of the Company, with a carrying value of $5.5 billion at December 31, 2020. This amount represents the capitalized expenditures related to the acquisition of the mineral stream interests, net of accumulated depletion and accumulated impairment charges, if any. The Company estimates the reserves, resources and exploration potential relating to each agreement. Reserves are estimates of the amount of metals contained in ore that can be economically and legally extracted from the mining properties in respect of which the Company has PMPAs. Resources are estimates of the amount of metals contained in mineralized material for which there is a reasonable prospect for economic extraction from the mining properties in respect of which the Company has PMPAs. Exploration potential represents an estimate of additional reserves and resources which may be discovered through the mine operator’s exploration program. The Company adjusts its estimates of reserves, resources (where applicable) and exploration potential (where applicable) to reflect the Company’s percentage entitlement to metals produced from such mines. The Company compiles its estimates of its reserves and resources based on information supplied by appropriately qualified persons relating to the geological data on the size, density and grade of the ore body, and require complex geological and geostatistical judgments to interpret the data. The estimation of recoverable reserves and resources is based upon factors such as estimates of foreign exchange rates, commodity prices, future capital

WHEATON PRECIOUS METALS 2020 ANNUAL REPORT [77]

Notes to the Consolidated Financial Statements

Years Ended December 31, 2020 and 2019 (US Dollars)

requirements, and production costs along with geological assumptions and judgments made in estimating the size and grade of the ore body. The Company estimates exploration potential based on assumptions surrounding the ore body continuity which requires judgment as to future success of any exploration programs undertaken by the mine operator. Changes in the reserve estimates, resource estimates or exploration potential estimates may impact upon the carrying value of the Company’s mineral stream interests and depletion charges.

4.2.	Depletion

As described in Note 3.8, the Company’s mineral stream interests are separately allocated to reserves, resources and exploration potential. The value allocated to reserves is classified as depletable and is depleted on a unit-of-production basis over the estimated recoverable proven and probable reserves at the mine corresponding to the specific agreement. The value associated with resources and exploration potential is the value beyond proven and probable reserves at acquisition and is classified as non-depletable until such time as it is transferred to the depletable category as a result of the conversion of resources and/or exploration potential into reserves. To make this allocation, the Company estimates the recoverable reserves, resources and exploration potential at each mining operation. These calculations require the use of estimates and assumptions, including the amount of contained metals, recovery rates and payable rates. Changes to these assumptions may impact the estimated recoverable reserves, resources or exploration potential which could directly impact the depletion rates used. Changes to depletion rates are accounted for prospectively.

4.3.	Impairment of Assets

As more fully described in Note 3.8, the Company assesses each PMPA at the end of every reporting period to determine whether any indication of impairment or impairment reversal exists. If such an indication exists, the recoverable amount of the PMPA is estimated in order to determine the extent of the impairment or impairment reversal (if any). The calculation of the recoverable amount requires the use of estimates and assumptions such as long-term commodity prices, discount rates, recoverable ounces of attributable metals, and operating performance.

The price of precious metals and cobalt has been extremely volatile over the past several years. The Company monitors spot and forward metal prices and if necessary re-evaluates the long-term metal price assumptions used for impairment testing. Should price levels decline or increase in the future, either for an extended period of time or due to known macro economic changes, the Company may need to re-evaluate the long-term metal price assumptions used for impairment testing. A significant decrease in long-term metal price assumptions may be an indication of potential impairment, while a significant increase in long-term metal price assumptions may be an indication of potential impairment reversal. Should the Company conclude that it has an indication of impairment or impairment reversal at any balance sheet date, the Company is required to perform an impairment assessment.

In 2015 and 2016, the Company recognized impairments totaling $120 million on its Sudbury PMPA resulting from a reduction in the estimated recoverable gold ounces. As at December 31, 2020, as a result of the rising spot and forecast gold prices, the Company considered whether there was an indication of impairment reversal associated with the Sudbury PMPA. After considering the movements in gold price combined with the recent actual and forecast attributable production levels, the Company concluded that there was no indicator of impairment reversal.

4.4.	Valuation of Stock Based Compensation

As more fully described in Note 3.10, the Company has various forms of stock based compensation, including share purchase options, restricted share units (“RSUs”) and performance share units (“PSUs”). The calculation of the fair value of share purchase options, RSUs and PSUs issued requires the use of estimates as more fully described in Notes 19.2, 19.3, and 20.1, respectively.

4.5.	Contingencies

Due to the size, complexity and nature of the Company’s operations, various legal and tax matters are outstanding from time to time, including those matters described in Note 28. By their nature, contingencies will only be resolved when one or more future events occur or fail to occur. The assessment of contingencies inherently involves the exercise of significant judgment and estimates of the outcome of future events. If the Company is unable to resolve any of these matters favorably, there may be a material adverse impact on the Company’s financial performance, cash flows or results of operations. In the event that management’s estimate of the future resolution of these matters changes, the Company will recognize the effects of the changes in its consolidated financial statements in the appropriate period relative to when such changes occur.

WHEATON PRECIOUS METALS 2020 ANNUAL REPORT [78]

Notes to the Consolidated Financial Statements

Years Ended December 31, 2020 and 2019 (US Dollars)

Critical Accounting Judgments

4.6.	Functional Currency

The functional currency for the Company and each of its subsidiaries is the currency of the primary economic environment in which the entity operates. As a result of the following factors, the Company has determined that the functional currency of each entity is the US dollar:

•	The entities’ revenues are denominated in US dollars;

•	The entities’ cash cost of sales are denominated in US dollars;

•	The majority of the entities’ cash is held in US dollars; and

•	The Company generally seeks to raise capital in US dollars.

Determination of the functional currency may involve certain judgments to determine the primary economic environment and the Company reconsiders the functional currency of its entities if there is a change in events and conditions which determined the primary economic environment.

4.7.	Income Taxes

The interpretation and application of existing tax laws, regulations or rules in Canada, the Cayman Islands, Barbados, Luxembourg, the Netherlands or any of the countries in which the Company’s subsidiaries or the mining operations are located or to which deliveries of precious metals, precious metal credits or cobalt are made requires the use of judgment. The likelihood that tax positions taken will be sustained is assessed based on facts and circumstances of the relevant tax position considering all available evidence. Differing interpretation of these laws, regulations or rules could result in an increase in the Company’s taxes, or other governmental charges, duties or impositions. Refer to Note 28 for more information.

In assessing the probability of realizing deferred income tax assets, the Company makes estimates related to expectations of future taxable income, including the expected timing of reversals of existing temporary differences. Such estimates are based on forecasted cash flows from operations which require the use of estimates and assumptions such as long-term commodity prices and recoverable metal ounces. The amount of deferred income tax assets recognized on the balance sheet could be reduced if the actual taxable income differs significantly from expected taxable income. The Company reassesses its deferred income tax assets at the end of each reporting period.

4.8.	Leases

The Company assesses whether a contract contains a lease and, if so, recognizes a lease liability by discounting the future lease payments by using the Company’s estimated incremental borrowing rate. If the lease agreement contains an option to extend the lease, the Company must assess the likelihood of whether that option will be exercised. The determination of whether an option to extend a lease will be exercised requires significant management judgment, and providing the Company concludes that it is reasonably certain that the option to extend will be exercised, the lease payments during the extension period will comprise part of the right-of-use asset and corresponding lease liability.

5.	Financial Instruments

5.1.	Capital Risk Management

The Company manages its capital to ensure that it will be able to continue as a going concern while maximizing the return to stakeholders through the optimization of the debt and equity balance.

The capital structure of the Company consists of debt (Note 17) and equity attributable to common shareholders, comprising of issued capital (Note 18), accumulated reserves (Note 19) and retained earnings.

The Company is not subject to any externally imposed capital requirements with the exception of complying with the minimum tangible net worth covenant under the credit agreement governing bank debt (Note 17).

The Company is in compliance with the debt covenants at December 31, 2020, as described in Note 17.1.

5.2.	Categories of Financial Assets and Liabilities

The non-revolving term loan, which requires regularly scheduled payments of interest and principal, is carried at amortized cost. Other receivables are non-interest bearing and are stated at amortized cost, which approximate fair values due to the short terms to maturity. Where necessary, the non-revolving term loan and the other receivables are reported net of allowances for uncollectable amounts. All other financial assets are reported at fair value. Fair value adjustments on financial assets are reflected as a component of net earnings with the exception of fair value adjustments associated with the Company’s long-term investments in common shares held. As these long-term

WHEATON PRECIOUS METALS 2020 ANNUAL REPORT [79]

Notes to the Consolidated Financial Statements

Years Ended December 31, 2020 and 2019 (US Dollars)

investments are held for strategic purposes and not for trading, the Company has made a one time, irrevocable election to reflect the fair value adjustments associated with these investments as a component of OCI. Financial liabilities are reported at amortized cost using the effective interest method. The following table summarizes the classification of the Company’s financial assets and liabilities:

	Note	December 31	December 31
(in thousands)		2020	2019

Financial assets

Financial assets mandatorily measured at FVTNE [1]

Cash and cash equivalents		$192,683	$103,986

Trade receivables from provisional concentrate sales, net of fair value adjustment	6, 9	5,429	4,350

Long-term investments - warrants held	15	3,637	-

Convertible notes receivable	14	11,353	21,856

Investments in equity instruments designated as at FVTOCI [1]

Long-term investments - common shares held	15	196,241	309,757

Financial assets measured at amortized cost

Non-revolving term loan	24	813	431

Other accounts receivable	9	454	2,788

Class action settlement recoverable	24, 28	-	41,500

Total financial assets		$410,610	$484,668

Financial liabilities

Financial liabilities at amortized cost

Accounts payable and accrued liabilities		13,023	11,794

Bank debt	17	195,000	874,500

Pension liability	27	1,670	810

Class action settlement	28	-	41,500

Total financial liabilities		$209,693	$928,604

1)	FVTNE refers to Fair Value Through Net Earnings, FVTOCI refers to Fair Value Through Other Comprehensive Income

5.3.	Credit Risk

Credit risk is the risk that the counterparty to a financial instrument will cause a financial loss for the Company by failing to discharge its obligations. To mitigate exposure to credit risk on financial assets, the Company has established policies to limit the concentration of credit risk, to ensure counterparties demonstrate minimum acceptable credit worthiness and to ensure liquidity of available funds.

The Company closely monitors its financial assets and does not have any significant concentration of credit risk. The Company invests surplus cash in short-term, high credit quality, money market instruments. In addition, counterparties used to sell precious metals are all large, international organizations with strong credit ratings and the balance of trade receivables owed to the Company in the ordinary course of business is not significant. Therefore, credit risk associated with trade receivables at December 31, 2020 is considered to be negligible.

WHEATON PRECIOUS METALS 2020 ANNUAL REPORT [80]

Notes to the Consolidated Financial Statements

Years Ended December 31, 2020 and 2019 (US Dollars)

The Company’s maximum exposure to credit risk related to its financial assets is as follows:

		December 31	December 31
(in thousands)	Note	2020	2019

Cash and cash equivalents		$192,683	$103,986

Trade receivables from provisional concentrate sales, net of fair value adjustment	9	5,429	4,350

Other accounts receivables	9	454	2,788

Non-revolving term loan	24	813	431

Convertible notes receivable	14	11,353	21,856

Class action settlement recoverable	24, 28	-	41,500

Maximum exposure to credit risk related to financial assets		$210,732	$174,911

As it relates to the non-revolving term loan and the convertible note receivable, the Company has a security interest in the applicable mining concessions relative to Kutcho Copper Corp. (“Kutcho”) and with some exceptions, all present and after acquired property of Kutcho and its applicable subsidiaries.

5.4.	Liquidity Risk

The Company has in place a rigorous planning and budgeting process to help determine the funds required to support the Company’s normal operating requirements on an ongoing basis and its expansionary plans. The Company ensures that there are sufficient committed loan facilities to meet its short-term business requirements, taking into account its anticipated cash flows from operations and its holdings of cash and cash equivalents. As at December 31, 2020, the Company had cash and cash equivalents of $193 million (December 31, 2019 - $104 million) and working capital of $171 million (December 31, 2019 - $90 million).

The Company holds equity investments of several companies (Note 15) with a combined market value at December 31, 2020 of $200 million (December 31, 2019 - $310 million). The daily exchange traded volume of these shares, including the shares underlying the warrants, is not sufficient for the Company to liquidate its position in a short period of time without potentially affecting the market value of the shares. These shares and warrants are held for strategic purposes and are considered long-term investments and therefore, as part of the Company’s planning, budgeting and liquidity analysis process, these investments are not relied upon to provide operational liquidity.

The following table summarizes the timing associated with the Company’s remaining contractual payments relating to its financial liabilities. The table reflects the undiscounted cash flows of financial liabilities based on the earliest date on which the Company can be required to pay (assuming that the Company is in compliance with all of its obligations). The table includes both interest and principal cash flows. To the extent that applicable interest rates are floating in nature, the interest charges are estimated based on market-based forward interest rate curves at the end of the reporting period.

As at December 31, 2020

(in thousands)	2021	2022 - 2024	2025 - 2026	After 2026	Total

Non-derivative financial liabilities

Bank debt ¹	$-	$-	$195,000	$-	$195,000

Interest on bank debt ²	2,311	8,722	622	-	11,655

Accounts payable and accrued liabilities	13,023	-	-	-	13,023

Performance share units [3]	17,297	11,784	-	-	29,081

Pension liability [4]	1,670	-	-	-	1,670

Lease liability	1,053	3,204	400	-	4,657

Total	$35,354	$23,710	$196,022	$-	$255,086

1)	Assumes the principal balance outstanding at December 31, 2020 does not change until the debt maturity date.
2)

As the applicable interest rates are floating in nature, the interest charges are estimated based on market-based forward interest rate curves at the end of the reporting period combined with the assumption that the principal balance outstanding at December 31, 2020 does not change until the debt maturity date.

3)	Assumes a weighted average performance factor of 187% (see Note 20.1).
4)	Any benefits under the SERP will be paid out to the employee over a 10-year period, or at the employee’s election, a shorter period upon the employee’s retirement from the Company.

WHEATON PRECIOUS METALS 2020 ANNUAL REPORT [81]

Notes to the Consolidated Financial Statements

Years Ended December 31, 2020 and 2019 (US Dollars)

5.5.	Currency Risk

The Company undertakes certain transactions denominated in Canadian dollars, including certain operating expenses and the acquisition of strategic long-term investments. As a result, the Company is exposed to fluctuations in the value of the Canadian dollar relative to the United States dollar. The carrying amounts of the Company’s Canadian dollar denominated monetary assets and monetary liabilities at the end of the reporting period are as follows:

	December 31	December 31
(in thousands)	2020	2019

Monetary assets

Cash and cash equivalents	$5,041	$4,148

Accounts receivable	71	2,519

Long-term investments - common shares held	195,816	309,757

Long-term investments - warrants held	3,637	-

Convertible note receivable	11,353	11,837

Non-revolving term loan	813	431

Other long-term assets	3,519	3,450

Total Canadian dollar denominated monetary assets	$220,250	$332,142

Monetary liabilities

Accounts payable and accrued liabilities	$8,011	$6,059

Performance share units	23,405	15,423

Lease liability	2,403	2,748

Pension liability	1,670	810

Total Canadian dollar denominated monetary liabilities	$35,489	$25,040

The following tables detail the Company’s sensitivity to a 10% increase or decrease in the Canadian dollar relative to the United States dollar, representing the sensitivity used when reporting foreign currency risk internally to key management personnel and represents management’s assessment of the reasonably possible change in exchange rates.

	As at December 31, 2020
	Change in Canadian Dollar

(in thousands)	10% Increase	10% Decrease

Increase (decrease) in net earnings	$(1,105)	$1,105

Increase (decrease) in other comprehensive income	19,582	(19,582)

Increase (decrease) in total comprehensive income	$18,477	$(18,477)

	As at December 31, 2019
	Change in Canadian Dollar

(in thousands)	10% Increase	10% Decrease

Increase (decrease) in net earnings	$(265)	$265

Increase (decrease) in other comprehensive income	30,976	(30,976)

Increase (decrease) in total comprehensive income	$30,711	$(30,711)

WHEATON PRECIOUS METALS 2020 ANNUAL REPORT [82]

Notes to the Consolidated Financial Statements

Years Ended December 31, 2020 and 2019 (US Dollars)

5.6.	Interest Rate Risk

The Company is exposed to interest rate risk on its outstanding borrowings and short-term investments. Presently, all of the Company’s outstanding borrowings are at floating interest rates. The Company monitors its exposure to interest rates and has not entered into any derivative contracts to manage this risk. During the year ended December 31, 2020, the weighted average effective interest rate paid by the Company on its outstanding borrowings was 2.03% (2019 – 4.07%).

During the years ended December 31, 2020 and 2019, a fluctuation in interest rates of 100 basis points (1 percent) would have impacted the amount of interest expensed by approximately $6 million and $11 million, respectively.

5.7.	Other Price Risk

The Company is exposed to equity price risk as a result of holding long-term investments in common shares of various companies. The Company does not actively trade these investments.

If equity prices had been 10% higher or lower at the respective balance sheet date, other comprehensive income for the year ended December 31, 2020 and 2019 would have increased/decreased by approximately $20 million and $31 million, respectively as a result of changes in the fair value of common shares held.

5.8.	Fair Value Estimation

The Company classifies its fair value measurements within a fair value hierarchy, which reflects the significance of the inputs used in making the measurements as defined in IFRS 13 – Fair Value Measurements (“IFRS 13”).

Level 1 - Unadjusted quoted prices at the measurement date for identical assets or liabilities in active markets.

Level 2 - Observable inputs other than quoted prices included in Level 1, such as quoted prices for similar assets and liabilities in active markets; quoted prices for identical or similar assets and liabilities in markets that are not active; or other inputs that are observable or can be corroborated by observable market data.

Level 3 - Unobservable inputs which are supported by little or no market activity.

The following table sets forth the Company’s financial assets and liabilities measured at fair value by level within the fair value hierarchy. As required by IFRS 13, assets and liabilities are classified in their entirety based on the lowest level of input that is significant to the fair value measurement.

		December 31, 2020

(in thousands)	Note	Total	Level 1	Level 2	Level 3

Cash and cash equivalents		$192,683	$192,683	$-	$-

Trade receivables from provisional concentrate sales, net of fair value adjustment	9	5,429	-	5,429	-

Long-term investments - common shares held	15	196,241	196,241	-	-

Long-term investments - warrants held	15	3,637	-	3,637	-

Kutcho Convertible Note	14	11,353	-	-	11,353

		$409,343	$388,924	$9,066	$11,353

WHEATON PRECIOUS METALS 2020 ANNUAL REPORT [83]

Notes to the Consolidated Financial Statements

Years Ended December 31, 2020 and 2019 (US Dollars)

		December 31, 2019

(in thousands)	Note	Total	Level 1	Level 2	Level 3

Cash and cash equivalents		$103,986	$103,986	$-	$-

Trade receivables from provisional concentrate sales, net of fair value adjustment	9	4,350	-	4,350	-

Long-term investments - common shares held	15	309,757	309,757	-	-

Long-term investments - warrants held	15	-	-	-	-

Convertible notes receivable	14	21,856	-	-	21,856

		$439,949	$413,743	$4,350	$21,856

The non-revolving term loan, which requires regularly scheduled payments of interest and principal, is carried at amortized cost. Other accounts receivables and accounts payables and accrued liabilities are non-interest bearing and are stated at carrying values, which approximate fair values due to the short terms to maturity. Where necessary, the non-revolving term loan as well as other receivables are reported net of allowances for uncollectable amounts.

The Company’s bank debt (Note 17.1) is reported at amortized cost using the effective interest method. The carrying value of the bank debt approximates its fair value.

5.8.1.	Valuation Techniques for Level 1 Assets

Cash and Cash Equivalents

The Company’s cash and cash equivalents are valued using quoted market prices in active markets and, as such, are classified within Level 1 of the fair value hierarchy.

Long-Term Investments in Common Shares Held

The Company’s long-term investments in common shares held are valued using quoted market prices in active markets and, as such, are classified within Level 1 of the fair value hierarchy. The fair value of the long-term investments in common shares held is calculated as the quoted market price of the common share multiplied by the quantity of shares held by the Company.

5.8.2.	Valuation Techniques for Level 2 Assets

Accounts Receivable Arising from Sales of Metal Concentrates

The Company’s trade receivables and accrued liabilities from provisional concentrate sales are valued based on forward prices of gold and silver to the expected date of final settlement (Note 6). As such, these receivables and/or liabilities are classified within Level 2 of the fair value hierarchy.

Long-Term Investments in Warrants Held

The fair value of the Company’s long-term investments in warrants held that are not traded in an active market are determined using a Black-Scholes model based on assumptions including risk free interest rate, expected dividend yield, expected volatility and expected warrant life which are supported by observable current market conditions and as such are classified within Level 2 of the fair value hierarchy. The use of reasonably possible alternative assumptions would not significant affect the Company’s results.

5.8.3.	Valuation Techniques for Level 3 Assets

Convertible Notes Receivable

The fair value of the Kutcho Convertible Note and the previously owned Gold X Convertible Note (Note 14), which are not traded in an active market, is determined by discounting the stream of future interest and principal payments at the rate of interest prevailing at the balance sheet date for instruments of similar term and risk (the market interest rate), and adding this value to the value of the convertibility feature which is estimated using a Black-Scholes model based on assumptions including risk free interest rate, expected dividend yield, expected volatility and expected remaining life of the respective convertible notes receivable.

As the expected volatility and market interest rate are not observable inputs, these convertible notes receivable are classified within Level 3 of the fair value hierarchy and any changes in fair value are reflected on the Consolidated Statement of Earnings under the classification Other (Income) Expense (Note 8).

WHEATON PRECIOUS METALS 2020 ANNUAL REPORT [84]

Notes to the Consolidated Financial Statements

Years Ended December 31, 2020 and 2019 (US Dollars)

Relative to the Kutcho Convertible Note, management estimates that the market interest rate on similar borrowings without the conversion feature was approximately 29% and has used an implied volatility of 30% in valuing the convertibility feature.

Holding all other variables constant, a fluctuation in interest rates of 1% and a fluctuation in the implied volatility used of 5% would have impacted the valuation as below:

	As at December 31, 2020

	Change in interest rate		Change in volatility
(in thousands)	Increase 1%	Decrease 1%	Increase 5%	Decrease 5%
Kutcho Convertible Note	$(371)	$386	$243	$(199)

Minto Derivative Liability

The production payment per ounce of gold delivered to Wheaton under the Minto PMPA is to be increased over the fixed price in periods where the market price of copper is lower than $2.50 per pound. As this pricing mechanism meets the definition of a derivative, it is reflected at fair value for financial reporting purposes. At December 31, 2020 and December 31, 2019, the Company estimated the fair value of this derivative liability to be $nil.

6.	Revenue

	Years Ended December 31

(in thousands)	2020		2019

Sales

Gold

Gold credit sales	$652,827	60%	$535,766	62%

Concentrate sales	-	0%	5,279	1%

	$652,827	60%	$541,045	63%

Silver

Silver credit sales	$320,192	29%	$225,316	26%

Concentrate sales	79,433	7%	63,085	7%

	$399,625	36%	$288,401	33%

Palladium

Palladium credit sales	$43,772	4%	$31,886	4%

Total sales revenue	$1,096,224	100%	$861,332	100%

Gold, Silver and Palladium Credit Sales

Under certain PMPAs, precious metal is acquired from the mine operator in the form of precious metal credits, which is then sold through a network of third party brokers or dealers. Revenue from precious metal credit sales is recognized at the time of the sale of such credits, which is also the date that control of the precious metal is transferred to the customer.

During the year ended December 31, 2020, sales to two financial institutions accounted for 33% and 32% of the Company’s revenue as compared to sales to two financial institutions that accounted for 33% and 25% of the Company’s revenue during the comparable period of the previous year. The Company would not be materially affected should any of these financial institutions cease to buy precious metal credits from the Company as these sales would be redirected to alternate financial institutions.

The Company will occasionally enter into forward contracts in relation to precious metal deliveries that it is highly confident will occur within a given quarter. No forward contracts were outstanding at December 31, 2020 or December 31, 2019. The sales price is fixed at the delivery date based on either the terms of these short-term forward sales contracts or the spot price of precious metal.

WHEATON PRECIOUS METALS 2020 ANNUAL REPORT [85]

Notes to the Consolidated Financial Statements

Years Ended December 31, 2020 and 2019 (US Dollars)

Concentrate Sales

Under certain PMPAs, gold and/or silver is acquired from the mine operator in concentrate form, which is then sold under the terms of the concentrate sales contracts to third-party smelters or traders. Where the Company acquires precious metal in concentrate form, final precious metal prices are set on a specified future quotational period (the “Quotational Period”) pursuant to the concentrate sales contracts with third-party smelters, typically one to three months after the shipment date, based on market prices for precious metal. The contracts, in general, provide for a provisional payment based upon provisional assays and quoted gold and silver prices. Final settlement is based upon the average applicable price for the Quotational Period applied to the actual number of precious metal ounces recovered calculated using confirmed smelter weights and settlement assays. Revenues and the associated cost of sales are recorded on a gross basis under these contracts at the time title passes to the customer, which is also the date that control of the precious metal is transferred to the customer. The Company has concluded that the adjustments relating to the final assay results for the quantity of concentrate sold and the retroactive pricing adjustment for the Quotational Period are not significant and do not constrain the recognition of revenue.

7.	General and Administrative

		Years Ended December 31

(in thousands)	Note	2020	2019

Salaries and benefits

Salaries and benefits, excluding PSUs		$16,733	$13,840

PSUs [1]	20.1	21,520	17,174

Total salaries and benefits		$38,253	$31,014

Depreciation		1,889	1,903

Donations		5,792	2,946

Professional fees		3,590	2,496

Other		10,742	10,457

General and administrative before equity settled stock based compensation		$60,266	$48,816

Equity settled stock based compensation [2]

Stock options	19.2	$2,165	$2,474

RSUs	19.3	3,267	3,217

Total equity settled stock based compensation		$5,432	$5,691

Total general and administrative		$65,698	$54,507

1)

The PSU accrual related to the anticipated fair value of the PSUs issued uses a weighted average performance factor of 187% during the year ended December 31, 2020 as compared to 186% during the comparable period of 2019.

2)	Equity settled stock based compensation is a non-cash expense.

WHEATON PRECIOUS METALS 2020 ANNUAL REPORT [86]

Notes to the Consolidated Financial Statements

Years Ended December 31, 2020 and 2019 (US Dollars)

8.	Other (Income) Expense

		Years Ended December 31

(in thousands)	Note	2020	2019

Interest income		$(229)	$(816)

Dividends received from equity investments designated as FVTOCI ¹ relating to investments held at the end of the reporting period	15	-	(59)

Foreign exchange loss		152	1,028

Gain on disposal of mineral royalty interest	13	-	(2,929)

Net (gain) loss arising on financial assets mandatorily measured at FVTPL ²

(Gain) loss on fair value adjustment of share purchase warrants held	15	(338)	16

(Gain) loss on fair value adjustment of convertible notes receivable	14	(1,899)	1,043

Other		144	1,443

Total other (income) expense		$(2,170)	$(274)

1)	FVTOCI refers to Fair Value Through Other Comprehensive Income.
2)	FVTPL refers to Fair Value Through Profit or Loss.

9.	Accounts Receivable

		December 31	December 31
(in thousands)	Note	2020	2019

Trade receivables from provisional concentrate sales, net of fair value adjustment	6	$5,429	$4,350
Other accounts receivable		454	2,788

Total accounts receivable		$5,883	$7,138

WHEATON PRECIOUS METALS 2020 ANNUAL REPORT [87]

Notes to the Consolidated Financial Statements

Years Ended December 31, 2020 and 2019 (US Dollars)

10.	Mineral Stream Interests

	Year Ended December 31, 2020

	Cost			Accumulated Depletion & Impairment [1]			Carrying Amount Dec 31, 2020
(in thousands)	Balance Jan 1, 2020	Additions (Reductions)	Balance Dec 31, 2020	Balance Jan 1, 2020	Depletion	Balance Dec 31, 2020

Gold interests

Salobo	$3,059,876	$-	$3,059,876	$(454,619)	$(95,913)	$(550,532)	$2,509,344

Sudbury [2]	623,864	-	623,864	(279,821)	(23,027)	(302,848)	321,016

Constancia	136,058	-	136,058	(25,652)	(4,837)	(30,489)	105,569

San Dimas	220,429	-	220,429	(26,062)	(12,165)	(38,227)	182,202

Stillwater [3]	239,352	-	239,352	(9,358)	(5,684)	(15,042)	224,310

Other [4]	402,232	-	402,232	(389,064)	(5,642)	(394,706)	7,526

	$4,681,811	$-	$4,681,811	$(1,184,576)	$(147,268)	$(1,331,844)	$3,349,967

Silver interests

Peñasquito	$524,626	-	524,626	$(149,924)	$(24,130)	$(174,054)	$350,572

Antamina	900,343	-	900,343	(231,533)	(41,876)	(273,409)	626,934

Constancia	302,948	-	302,948	(74,761)	(11,143)	(85,904)	217,044

Other [5]	1,283,054	(1,826)	1,281,228	(795,361)	(10,892)	(806,253)	474,975

	$3,010,971	$(1,826)	$3,009,145	$(1,251,579)	$(88,041)	$(1,339,620)	$1,669,525

Palladium interests Stillwater [3]	$263,721	$-	$263,721	$(13,752)	$(8,580)	$(22,332)	$241,389

Cobalt interests Voisey’s Bay	$393,422	$-	$393,422	$(165,912)	$-	$(165,912)	$227,510

	$8,349,925	$(1,826)	$8,348,099	$(2,615,819)	$(243,889)	$(2,859,708)	$5,488,391

1)

Includes cumulative impairment charges to December 31, 2020 as follows: Keno Hill silver interest - $11 million; Pascua-Lama silver interest - $338 million; 777 silver interest - $64 million; 777 gold interest - $151 million; Sudbury gold interest - $120 million; and Voisey’s Bay cobalt interest - $166 million.

2)	Comprised of the Coleman, Copper Cliff, Garson, Stobie, Creighton, Totten and Victor gold interests.
3)	Comprised of the Stillwater and East Boulder gold and palladium interests.
4)	Comprised of the Minto, Rosemont, 777 and Marmato gold interests.
5)

Comprised of the Los Filos, Zinkgruvan, Yauliyacu, Stratoni, Keno Hill, Neves-Corvo, Minto, Aljustrel, Loma de La Plata, Pascua-Lama, Rosemont, 777, Marmato and Cozamin silver interests. During the third quarter of 2020, Wheaton agreed to modify the Keno Hill PMPA as it relates to the delivery payment per ounce of silver in exchange for 2 million common share purchase warrants from Alexco (Note 15). The fair value of these warrants have been reflected as a reduction to the cost base of the Keno Hill silver interest.

WHEATON PRECIOUS METALS 2020 ANNUAL REPORT [88]

Notes to the Consolidated Financial Statements

Years Ended December 31, 2020 and 2019 (US Dollars)

	Year Ended December 31, 2019

	Cost			Accumulated Depletion & Impairment [1]				Carrying Amount Dec 31, 2019
(in thousands)	Balance Jan 1, 2019	Additions (Reductions)	Balance Dec 31, 2019	Balance Jan 1, 2019	Depletion	Impairment	Balance Dec 31, 2019

Gold interests

Salobo	$3,059,876	$-	$3,059,876	$(353,816)	$(100,803)	$-	$(454,619)	$2,605,257

Sudbury [2]	623,864	-	623,864	(257,401)	(22,420)	-	(279,821)	344,043

Constancia	136,058	-	136,058	(18,511)	(7,141)	-	(25,652)	110,406

San Dimas	220,429	-	220,429	(12,234)	(13,828)	-	(26,062)	194,367

Stillwater [3]	239,357	(5)	239,352	(2,925)	(6,433)	-	(9,358)	229,994

Other [4]	402,232	-	402,232	(380,873)	(8,191)	-	(389,064)	13,168

	$4,681,816	$(5)	$4,681,811	$(1,025,760)	$(158,816)	$-	$(1,184,576)	$3,497,235

Silver interests

Peñasquito	$524,626	$-	$524,626	$(135,904)	$(14,020)	$-	$(149,924)	$374,702

Antamina	900,343	-	900,343	(190,266)	(41,267)	-	(231,533)	668,810

Constancia	302,948	-	302,948	(56,717)	(18,044)	-	(74,761)	228,187

Other [5]	1,283,039	15	1,283,054	(780,401)	(14,960)	-	(795,361)	487,693

	$3,010,956	$15	$3,010,971	$(1,163,288)	$(88,291)	$-	$(1,251,579)	$1,759,392
Palladium interests Stillwater [3]	$263,726	$(5)	$263,721	$(4,033)	$(9,719)	$-	$(13,752)	$249,969
Cobalt interests Voisey’s Bay	$393,422	$-	$393,422	$-	$-	$(165,912)	$(165,912)	$227,510

	$8,349,920	$5	$8,349,925	$(2,193,081)	$(256,826)	$(165,912)	$(2,615,819)	$5,734,106

1)

Includes cumulative impairment charges to December 31, 2019 as follows: Keno Hill silver interest - $11 million; Pascua-Lama silver interest - $338 million; 777 silver interest - $64 million; 777 gold interest - $151 million; Sudbury gold interest - $120 million; and Voisey’s Bay cobalt interest - $166 million.

2)	Comprised of the Coleman, Copper Cliff, Garson, Stobie, Creighton, Totten and Victor gold interests.
3)	Comprised of the Stillwater and East Boulder gold and palladium interests.
4)	Comprised of the Minto, Rosemont and 777 gold interests.
5)	Comprised of the Los Filos, Zinkgruvan, Yauliyacu, Stratoni, Keno Hill, Neves-Corvo, Minto, Aljustrel, Loma de La Plata, Pascua-Lama, Rosemont and 777 silver interests.

WHEATON PRECIOUS METALS 2020 ANNUAL REPORT [89]

Notes to the Consolidated Financial Statements

Years Ended December 31, 2020 and 2019 (US Dollars)

The value allocated to reserves is classified as depletable upon a mining operation achieving first production and is depleted on a unit-of-production basis over the estimated recoverable proven and probable reserves at the mine. The value associated with resources and exploration potential is allocated at acquisition and is classified as non-depletable until such time as it is transferred to the depletable category, generally as a result of the conversion of resources or exploration potential into reserves.

	December 31, 2020			December 31, 2019
(in thousands)	Depletable	Non- Depletable	Total	Depletable	Non- Depletable	Total

Gold interests

Salobo	$2,085,359	$423,985	$2,509,344	$2,078,666	$526,591	$2,605,257

Sudbury [1]	269,834	51,182	321,016	290,841	53,202	344,043

Constancia	97,539	8,030	105,569	101,263	9,143	110,406

San Dimas	73,514	108,688	182,202	87,593	106,774	194,367

Stillwater [2]	199,616	24,694	224,310	203,163	26,831	229,994

Other [3]	7,526	-	7,526	13,168	-	13,168

	$2,733,388	$616,579	$3,349,967	$2,774,694	$722,541	$3,497,235

Silver interests

Peñasquito	$258,267	$92,305	$350,572	$287,493	$87,209	$374,702

Antamina	279,859	347,075	626,934	322,148	346,662	668,810

Constancia	202,475	14,569	217,044	212,173	16,014	228,187

Other [4]	98,383	376,592	474,975	83,687	404,006	487,693

	$838,984	$830,541	$1,669,525	$905,501	$853,891	$1,759,392
Palladium interests Stillwater [2]	$231,747	$9,642	$241,389	$238,485	$11,484	$249,969
Cobalt interests Voisey’s Bay	$203,436	$24,074	$227,510	$-	$227,510	$227,510

	$4,007,555	$1,480,836	$5,488,391	$3,918,680	$1,815,426	$5,734,106

1)	Comprised of the Coleman, Copper Cliff, Garson, Stobie, Creighton, Totten and Victor gold interests.
2)	Comprised of the Stillwater and East Boulder gold and palladium interests.
3)	Comprised of the Minto, Rosemont and 777 gold interests.
4)	Comprised of the Los Filos, Zinkgruvan, Yauliyacu, Stratoni, Keno Hill, Neves-Corvo, Minto, Aljustrel, Loma de La Plata, Pascua-Lama, Rosemont and 777 silver interests.

Acquisition of Marmato Precious Metals Purchase Agreement

On November 5, 2020, the Company announced that it had entered into an agreement with Aris Gold Corp. (“Aris Gold”) (TSX:ARIS) in respect to the Marmato mine located in Colombia. Under the terms of the PMPA with Aris Gold, the Company will acquire from Aris Gold 6.5% of the gold production and 100% of the silver production until 190,000 ounces of gold and 2.15 million ounces of silver have been delivered, after which the stream drops to 3.25% of the gold production and 50% of the silver production for the life of mine. Under the Marmato PMPA, the Company is required to pay Aris Gold total cash consideration of $110 million, $34 million of which is payable once mining contract 014-89M is extended, $4 million of which is payable six months thereafter, and the remaining portion of which is payable during construction of the Marmato Deep Zone (“MDZ”) project, subject to receipt of required permits and licenses, sufficient financing having been obtained to cover total expected capital expenditures, and other customary conditions. At December 31, 2020, none of these amounts have been paid (see Note 28). In addition, the Company will make ongoing payments equal to 18% of the spot gold and silver price until the market value of gold and silver delivered to the Company, net of the per ounce cash payment, exceeds the initial upfront cash deposit, and 22% of the spot gold and silver price thereafter. The PMPA is effective July 1, 2020. As at December 31, 2020, no metal has been delivered to the Company and accordingly no revenue has been recognized and no depletion has been taken with respect to this PMPA.

WHEATON PRECIOUS METALS 2020 ANNUAL REPORT [90]

Notes to the Consolidated Financial Statements

Years Ended December 31, 2020 and 2019 (US Dollars)

Acquisition of Cozamin Precious Metals Purchase Agreement

On December 11, 2020, the Company entered into an agreement with Capstone Mining Corp. (“Capstone”) (TSX: CS) in respect to the Cozamin Mine located in Zacatecas, Mexico. The Company paid Capstone upfront cash consideration of $150 million upon closing, which occurred on February 19, 2021, for 50% of the silver production until 10 million ounces (“Moz”) have been delivered, thereafter dropping to 33% of silver production for the life of the mine. In addition, Wheaton will make ongoing payments for silver ounces delivered equal to 10% of the spot silver price. The PMPA is effective December 1, 2020. As at December 31, 2020, no metal has been delivered to the Company and accordingly no revenue has been recognized and no depletion has been taken with respect to this PMPA.

11.	Impairment of Mineral Stream Interests

As more fully described in Note 3.8, at every reporting period the Company assesses each PMPA to determine whether any indication of impairment or impairment reversal exists. Based on the Company’s analysis, there were no indicators of impairment or impairment reversal at December 31, 2020 and December 31, 2019. The following PMPA was determined to have an indicator of impairment and be impaired at June 30, 2019:

	Years Ended December 31

(in thousands)	2020	2019

Cobalt Interests

Voisey’s Bay	$ -	$165,912

Total impairment charges	$ -	$165,912

Voisey’s Bay - Indicator of Impairment

On June 11, 2018, the Company entered into an agreement (the “Voisey’s Bay PMPA”) to acquire from Vale an amount of cobalt equal to 42.4% of the cobalt production from its Voisey’s Bay mine, located in Canada, until the delivery of 31 million pounds of cobalt and 21.2% of cobalt production thereafter for the life of mine for a total upfront cash payment of $390 million. Concurrently, Vale also entered into a streaming agreement with Cobalt 27 Capital Corp. (“Cobalt 27”) on the Voisey’s Bay mine with similar terms and conditions to the Voisey’s Bay PMPA.

On June 18, 2019, Cobalt 27 announced that it had entered into an agreement with Pala Investments Limited (“Pala”) whereby Pala would acquire 100% of Cobalt 27’s issued and outstanding common shares. The estimated implied price paid by Pala for Cobalt 27’s streaming agreement on the Voisey’s Bay mine was significantly lower than the original upfront cash payment paid by Cobalt 27 to Vale at the time their agreement was entered into. The implied purchase price paid by Pala to acquire Cobalt 27’s Voisey’s Bay stream was determined to be an indicator of impairment relative to the Company’s Voisey’s Bay PMPA.

The Voisey’s Bay PMPA had a pre-impairment carrying value at June 30, 2019 of $393 million. Management estimated that the recoverable amount at June 30, 2019 under the Voisey’s Bay PMPA was $227 million, representing its FVLCD and resulting in an impairment charge of $166 million. The recoverable amount related to the Voisey’s Bay PMPA was estimated using an average discount rate of 7% and the market price of cobalt of $14.83 per pound. As this valuation technique requires the use of estimates and assumptions such as commodity prices, discount rates, recoverable pounds of cobalt and operating performance, it is classified within Level 3 of the fair value hierarchy.

12.	Early Deposit Mineral Stream Interests

Early deposit mineral stream interests represent agreements relative to early stage development projects whereby Wheaton can choose not to proceed with the agreement once certain documentation has been received including, but not limited to, feasibility studies, environmental studies and impact assessment studies (please see Note 28 for more information). Once Wheaton has elected to proceed with the agreement, the carrying value of the stream will be transferred to Mineral Stream Interests.

WHEATON PRECIOUS METALS 2020 ANNUAL REPORT [91]

Notes to the Consolidated Financial Statements

Years Ended December 31, 2020 and 2019 (US Dollars)

The following table summarizes the early deposit mineral stream interests currently owned by the Company:

						Attributable Production to be Purchased
Early Deposit Mineral Stream Interests	Mine Owner	Location of Mine	Upfront Consideration Paid to Date [1]	Upfront Consideration to be Paid [1,2]	Total Upfront Consideration¹	Gold		Silver		Term of Agreement

Toroparu	Gold X	Guyana	$15,500	$138,000	$153,500	10%		50%		Life of Mine
Cotabambas	Panoro	Peru	10,000	130,000	140,000	25	% ³	100	% ³	Life of Mine
Kutcho	Kutcho	Canada	7,000	58,000	65,000	100	% [4]	100	% [4]	Life of Mine

			$32,500	$326,000	$358,500

1)	Expressed in thousands of United States dollars; excludes closing costs and capitalized interest, where applicable.
2)	Please refer to Note 28 for details of when the remaining upfront consideration to be paid becomes due.
3)

Once 90 million silver equivalent ounces attributable to Wheaton have been produced, the attributable production will decrease to 16.67% of gold production and 66.67% of silver production for the life of mine.

4)	Once 51,000 ounces of gold and 5.6 million ounces of silver have been delivered to Wheaton, the stream will decrease to 66.67% of gold and silver production for the life of mine.

13.	Mineral Royalty Interest

On August 7, 2014, the Company purchased a 1.5% net smelter return royalty interest (the “Royalty”) in the Metates properties located in Mexico from Chesapeake Gold Corp. (“Chesapeake”) for the life of mine. Under the terms of the agreement, the Company paid total upfront cash consideration of $9 million. In accordance with the terms of the agreement, on August 7, 2019, Chesapeake exercised its option to re-acquire two-thirds of the Royalty, or 1%, for $9 million. As a result, the Company’s Royalty has been reduced to 0.5%. The Company has reflected the transaction as a disposal of two-thirds of its original investment, resulting in a gain on disposal of $3 million. The Company also has a right of first refusal on any silver streaming, royalty or any other transaction on the Metates properties.

To date, no revenue has been recognized and no depletion has been taken with respect to this royalty agreement.

14.	Convertible Notes Receivable

Kutcho Copper Corp.

Effective December 14, 2017, in connection with the Kutcho Early Deposit Agreement, the Company advanced to Kutcho $16 million (Cdn$20 million) and received the Kutcho Convertible Note. The Kutcho Convertible Note, which has a seven year term to maturity, carries interest at 10% per annum, compounded and payable semi-annually. Kutcho elected to defer the first six interest payments, with all deferred payments being due no later than December 31, 2023. The deferred interest carries interest at 15% per annum, compounded semi-annually.

At any time prior to the maturity date, the Company has the right to convert all or any part of the outstanding amount of the Kutcho Convertible Note, excluding outstanding deferred interest, into common shares of Kutcho at Cdn$0.8125 per share. Kutcho has the right to repay the Kutcho Convertible Note early, subject to the applicable pre-payment cash penalties as follows:

•	20% of the outstanding amount if pre-paid on or after 36 months until 60 months; and
•	15% of the outstanding amount if pre-paid on or after 60 months until maturity.

Gold X Mining Corp.

Effective December 24, 2019, in connection with the Toroparu Early Deposit Agreement (Note 12), the Company advanced $10 million to Gold X as part of a $20 million 10% secured convertible debenture private placement offering completed by Gold X (the “Gold X Convertible Note”). The Gold X Convertible Note carried interest at 10% per annum, compounded semi-annually and payable annually.

Effective July 14, 2020, the Company elected to convert the outstanding principal relative to the Gold X Convertible Note into common shares of Gold X at Cdn$3.20 per share, with the outstanding amounts being converted into Canadian dollars using the exchange rate published by the Bank of Canada on July 13, 2020. In addition, the accrued interest relative to the Gold X Convertible Note was converted to common shares of Gold X at Cdn$3.57 per share. As a result, on July 14, 2020 the Company received 4,467,317 common shares of Gold X (see Note 15) and the Gold X Convertible Note was retired.

Convertible Notes Receivable Valuation Summary

The Kutcho Convertible Note is revalued quarterly by discounting the stream of future interest and principal payments at the rate of interest prevailing at the balance sheet date for instruments of similar term and risk, and adding this

WHEATON PRECIOUS METALS 2020 ANNUAL REPORT [92]

Notes to the Consolidated Financial Statements

Years Ended December 31, 2020 and 2019 (US Dollars)

value to the value of the convertibility feature which is estimated using a Black-Scholes model based on assumptions including risk free interest rate, expected dividend yield, expected volatility and expected remaining life of the Kutcho Convertible Note.

The value of the Gold X Convertible Note, which was converted into common shares of Gold X effective July 14, 2020, was determined by reference to the value of the shares received. Prior to electing to convert this convertible note receivable into common shares of Gold X, the Gold X Convertible Note was revalued quarterly using the same methodology as the Kutcho Convertible Note above.

A continuity schedule of these convertible notes from January 1, 2019 to December 31, 2020 is presented below:

	Year Ended December 31, 2020

(in thousands)	Fair Value at Dec 31, 2019	Amount Advanced	Value Converted into Shares	Fair Value Adjustment Gains (Losses)	Fair Value at Dec 31, 2020

Kutcho	$11,837	$-	$-	$(484)	$11,353

Gold X	10,019	-	(12,402)	2,383	-

Total	$21,856	$-	$(12,402)	$1,899	$11,353

	Year Ended December 31, 2019

(in thousands)	Fair Value at Dec 31, 2018	Amount Advanced	Value Converted into Shares	Fair Value Adjustment Gains (Losses)	Fair Value at Dec 31, 2019

Kutcho	$12,899	$-	$-	$(1,062)	$11,837

Gold X	-	10,000	-	19	10,019

Total	$12,899	$10,000	$-	$(1,043)	$21,856

WHEATON PRECIOUS METALS 2020 ANNUAL REPORT [93]

Notes to the Consolidated Financial Statements

Years Ended December 31, 2020 and 2019 (US Dollars)

15.	Long-Term Equity Investments

Common Shares Held

	Year Ended December 31, 2020
(in thousands)	Shares Owned (000’s)	% of Outstanding Shares Owned	Fair Value at Dec 31, 2019	Cost of Additions [1]	Proceeds of Disposition [2]	Fair Value Adjustment Gains (Losses) [3]	Fair Value at Dec 31, 2020	Realized Gain on Disposal

Bear Creek	13,264	11.80%	$27,983	$-	$-	$4,626	$32,609	$-

Sabina	11,700	3.59%	17,296	-	-	12,937	30,233	-

First Majestic	7,155	3.23%	248,137	-	(151,113)	(1,040)	95,984	56,644

Other			16,341	23,570	(11,829)	9,333	37,415	4,170

Total			$309,757	$23,570	$(162,942)	$25,856	$196,241	$60,814

1)	Includes,4,467,317 common shares of Gold X received upon the conversion of the Gold X Convertible Note (see Note 14).
2)	Disposals during 2020 were made in order to capitalize on the share appreciation related to the strong commodity price environment.
3)	Fair Value Gains (Losses) are reflected as a component of OCI.

	Year Ended December 31, 2019
(in thousands)	Shares Owned (000’s)	% of Outstanding Shares Owned	Fair Value at Dec 31, 2018	Cost of Additions	Proceeds of Disposition [1]	Fair Value Adjustment Gains (Losses) [2]	Fair Value at Dec 31, 2019	Realized Gain (Loss)on Disposal

Bear Creek	13,264	12.84%	$10,112	$-	$-	$17,871	$27,983	$-

Sabina	11,700	3.95%	10,549	-	-	6,747	17,296	-

First Majestic	20,240	9.73%	123,187	-	(5,395)	130,345	248,137	521

Other			20,905	893	(12,430)	6,973	16,341	(7,803)

Total			$164,753	$893	$(17,825)	$161,936	$309,757	$(7,282)

1)

Disposals of First Majestic shares during 2019 were initiated in order to reduce the Company’s ownership position in First Majestic to under 10% of the issued and outstanding common shares, while disposals of shares classified as Other were initiated as the holdings were no longer considered to have strategic value.

2)	Fair value gains (losses) are reflected as a component of OCI.

Warrants Held

	Year Ended December 31, 2020

(in thousands)	Fair Value at Dec 31, 2019	Cost of Additions [1]	Value of Warrants Converted into Shares	Fair Value Adjustment Gains (Losses)	Fair Value at Dec 31, 2020
Other	$ -	$3,299	$-	$338	$3,637

1)	Includes 2 million common share purchase warrants from Alexco with a fair value of $2 million (Note 10),

WHEATON PRECIOUS METALS 2020 ANNUAL REPORT [94]

Notes to the Consolidated Financial Statements

Years Ended December 31, 2020 and 2019 (US Dollars)

	Year Ended December 31, 2019

(in thousands)	Fair Value at Dec 31, 2018	Cost of Additions	Value of Warrants Converted into Shares	Fair Value Adjustment Gains (Losses)	Fair Value at Dec 31, 2019
Other	$-	$16	$-	$(16)	$-

The Company’s long-term investments in common shares (“LTI’s”) are held for long-term strategic purposes and not for trading purposes. As such, the Company has elected to reflect any fair value adjustments, net of tax, as a component of other comprehensive income (“OCI”). The cumulative gain or loss will not be reclassified to net earnings on disposal of these long-term investments but is reclassified to retained earnings.

While long-term investments in warrants are also held for long-term strategic purposes, they meet the definition of a derivative and therefore are classified as financial assets with fair value adjustments being recorded as a component of net earnings under the classification Other (Income) Expense. Warrants that do not have a quoted market price are valued using a Black-Scholes option pricing model.

By holding these long-term investments, the Company is inherently exposed to various risk factors including currency risk, market price risk and liquidity risk.

WHEATON PRECIOUS METALS 2020 ANNUAL REPORT [95]

Notes to the Consolidated Financial Statements

Years Ended December 31, 2020 and 2019 (US Dollars)

16.	Property, Plant and Equipment

	December 31, 2020
(in thousands)	Leasehold Improvements	Right of Use Assets - Property	Other	Total

Cost

Balance - January 1, 2020	$4,380	$4,738	$3,836	$12,954

Additions	2	55	429	486

Disposals	-	-	(134)	(134)

Balance - December 31, 2020	$4,382	$4,793	$4,131	$13,306

Accumulated Depreciation

Balance - January 1, 2020	$(2,518)	$(704)	$(2,421)	$(5,643)

Disposals	-	-	134	134

Depreciation	(388)	(740)	(380)	(1,508)

Balance - December 31, 2020	$(2,906)	$(1,444)	$(2,667)	$(7,017)

Net book value - December 31, 2020	$1,476	$3,349	$1,464	$6,289

	December 31, 2019
(in thousands)	Leasehold Improvements	Right of Use Assets - Property	Other	Total

Cost

Balance - January 1, 2019	$4,378	$-	$3,318	$7,696

Additions upon adoption of IFRS 16	-	4,679	-	4,679

Additions	9	59	547	615

Disposals	(7)	-	(29)	(36)

Balance - December 31, 2019	$4,380	$4,738	$3,836	$12,954

Accumulated Depreciation

Balance - January 1, 2019	$(2,024)	$-	$(2,046)	$(4,070)

Disposals	7	-	29	36

Depreciation	(501)	(704)	(404)	(1,609)

Balance - December 31, 2019	$(2,518)	$(704)	$(2,421)	$(5,643)

Net book value - December 31, 2019	$1,862	$4,034	$1,415	$7,311

WHEATON PRECIOUS METALS 2020 ANNUAL REPORT [96]

Notes to the Consolidated Financial Statements

Years Ended December 31, 2020 and 2019 (US Dollars)

17.	Credit Facilities

17.1.	Bank Debt

	December 31	December 31
(in thousands)	2020	2019

Current portion	$-	$-
Long-term portion	195,000	874,500

Gross bank debt outstanding [1]	$195,000	$874,500

1)	There is $5 million unamortized debt issue costs associated with the Revolving Facility which have been recorded as a long-term asset under the classification Other (see Note 25).

On February 27, 2020, the term of the Company’s $2 billion revolving term loan (“Revolving Facility”) was extended by an additional year, with the facility now maturing on February 27, 2025. The Company incurred fees of $1 million in relation to this extension.

The Company’s Revolving Facility has financial covenants which require the Company to maintain: (i) a net debt to tangible net worth ratio of less than or equal to 0.75:1; and (ii) an interest coverage ratio of greater than or equal to 3.00:1. Only cash interest expenses are included for the purposes of calculating the interest coverage ratio. The Company is in compliance with these debt covenants as at December 31, 2020.

Effective February 27, 2020, at the Company’s option, amounts drawn under the Revolving Facility incur interest based on the Company’s leverage ratio at either (i) LIBOR plus 1.00% to 2.05%; or (ii) the Bank of Nova Scotia’s Base Rate plus 0.00% to 1.05%. Undrawn amounts under the Revolving Facility are subject to a stand-by fee of 0.20% to 0.41% per annum, dependent on the Company’s leverage ratio.

The Revolving Facility, which is classified as a financial liability and reported at amortized cost using the effective interest method, can be drawn down at any time to finance acquisitions, investments or for general corporate purposes.

17.2.	Lease Liabilities

The lease liability relative to the Company’s offices located in Vancouver, Canada and the Cayman Islands is as follows:

	December 31	December 31
(in thousands)	2020	2019

Current portion	$773	$724
Long-term portion	2,864	3,528

Total lease liabilities	$3,637	$4,252

The maturity analysis of these leases is as follows:

December 31
(in thousands)	2020

Not later than 1 year	$773

Later than 1 year and not later than 5 years	2,864
Later than 5 years	-

Total lease liabilities	$3,637

WHEATON PRECIOUS METALS 2020 ANNUAL REPORT [97]

Notes to the Consolidated Financial Statements

Years Ended December 31, 2020 and 2019 (US Dollars)

17.3.	Finance Costs

A summary of the Company’s finance costs relative to the above facilities during the period is as follows:

	Years Ended December 31

(in thousands)	Note	2020	2019

Interest Expense During Period

Average principal outstanding during period		$601,112	$1,099,846

Average effective interest rate during period	17.1	2.03%	4.07%

Total interest expense incurred during period		$12,226	$44,767

Costs related to undrawn credit facilities	17.1	4,349	3,834

Interest expense - lease liabilities	17.2	140	175

Letters of guarantee		-	(46)

Total finance costs		$16,715	$48,730

18.	Issued Capital

		December 31	December 31
(in thousands)	Note	2020	2019

Issued capital

Share capital issued and outstanding: 449,458,394 common shares (December 31, 2019: 447,771,433 common shares)	18.1	$3,646,291	$3,599,203

18.1.	Shares Issued

The Company is authorized to issue an unlimited number of common shares having no par value and an unlimited number of preference shares issuable in series. As at December 31, 2020, the Company had no preference shares outstanding.

A continuity schedule of the Company’s issued and outstanding common shares from January 1, 2019 to December 31, 2020 is presented below:

	Number of Shares	Weighted Average Price

At January 1, 2019	444,336,361

Share purchase options exercised [1]	2,039,735	Cdn$25.79

Restricted share units released [1]	133,670	Cdn$0.00

Dividend reinvestment plan [2]	1,261,667	US$24.31

At December 31, 2019	447,771,433

Share purchase options exercised [1]	1,056,363	Cdn$25.70

Restricted share units released [1]	128,405	Cdn$0.00

Dividend reinvestment plan [2]	502,193	US$37.87

At December 31, 2020	449,458,394

1)	The weighted average price of share purchase options exercised and restricted share units released represents the respective exercise price.
2)

The Company has implemented a dividend reinvestment plan (“DRIP”) whereby shareholders can elect to have dividends reinvested directly into additional Wheaton common shares. The weighted average price for common shares issued under the DRIP represents the volume weighted average price of the common shares on the five trading days preceding the dividend payment date, less a discount of 1% (2019 – 3%).

At the Market Equity Program

On April 16, 2020, the Company established an at-the-market equity program (the “ATM Program”) that allows the Company to issue up to $300 million worth of common shares from treasury (“Common Shares”) to the public from time to time at the Company’s discretion and subject to regulatory requirements. Any Common Shares sold in the

WHEATON PRECIOUS METALS 2020 ANNUAL REPORT [98]

Notes to the Consolidated Financial Statements

Years Ended December 31, 2020 and 2019 (US Dollars)

ATM Program will be sold (i) in ordinary brokers’ transactions on the NYSE or another US marketplace on which the Common Shares are listed, quoted or otherwise trade, (ii) ordinary brokers’ transactions on the TSX, (iii) on another Canadian marketplace on which the Common Shares are listed, quoted or otherwise trade, or (iv) with respect to sales in the United States, at the prevailing market price, a price related to the prevailing market price or at negotiated prices. Since the Common Shares will be distributed at the prevailing market prices at the time of the sale or certain other prices, prices may vary among purchasers and during the period of distribution.

The ATM Program will be effective until the date that all Common Shares available for issue under the ATM Program have been issued or the ATM Program is terminated prior to such date by the Company or the agents under the equity offering sales agreement dated April 16, 2020.

Wheaton intends that the net proceeds from the ATM Program, if any, will be available as one potential source of funding for stream acquisitions and/or other general corporate purposes including the repayment of indebtedness. As at December 31, 2020, the Company has not issued any shares under the ATM program.

18.2.	Dividends Declared

	Years Ended December 31
(in thousands, except per share amounts)	2020		2019

Dividends declared per share	$0.42		$0.36
Average number of shares eligible for dividend	448,777		446,267

Total dividends paid	$188,486		$160,656

Paid as follows:
Cash	$167,211	89%	$129,986	81%
DRIP [1]	21,275	11%	30,670	19%

Total dividends paid	$188,486	100%	$160,656	100%

Shares issued under the DRIP	502		1,262

1)	The Company has implemented a DRIP whereby shareholders can elect to have dividends reinvested directly into additional Wheaton common shares.
2)	As at December 31, 2020, cumulative dividends of $1,267 million have been declared and paid by the Company.

19.	Reserves

	Note	December 31	December 31
(in thousands)		2020	2019

Reserves
Share purchase warrants	19.1	$83,077	$83,077
Share purchase options	19.2	21,855	24,010
Restricted share units	19.3	6,815	6,405
Long-term investment revaluation reserve, net of tax	19.4	15,135	47,209

Total reserves		$126,882	$160,701

WHEATON PRECIOUS METALS 2020 ANNUAL REPORT [99]

Notes to the Consolidated Financial Statements

Years Ended December 31, 2020 and 2019 (US Dollars)

19.1.	Share Purchase Warrants

The Company’s share purchase warrants (“warrants”) are presented below:

	Number of Warrants	Weighted Average Exercise Price	Exchange Ratio	Share Purchase Warrants Reserve

Warrants outstanding	10,000,000	$43.75	1.00	$83,077

The warrants expire on February 28, 2023. Each warrant entitles the holder the right to purchase one of the Company’s common shares.

19.2.	Share Purchase Options

The Company has established an equity settled share purchase option plan whereby the Company’s Board of Directors may, from time to time, grant options to employees or consultants. The maximum term of any share purchase option may be ten years, but generally options are granted with a term to expiry of five years. The exercise price of an option is not less than the closing price on the TSX on the last trading day preceding the grant date. The vesting period of the options is determined at the discretion of the Company’s Board of Directors at the time the options are granted, but generally vest over a period of two years.

Each share purchase option converts into one common share of Wheaton on exercise. No amounts are paid or payable by the recipient on receipt of the option. The options do not carry rights to dividends or voting rights. Options may be exercised at any time from the date of vesting to the date of their expiry, subject to certain black-out periods.

The Company expenses the fair value of share purchase options that are expected to vest on a straight-line basis over the vesting period using the Black-Scholes option pricing model to estimate the fair value for each option at the date of grant. The Black-Scholes model was developed for use in estimating the fair value of traded options that have no vesting restrictions. The model requires the use of subjective assumptions, including expected share price volatility. Historical data has been considered in setting the assumptions. Expected volatility is determined by considering the trailing 30-month historic average share price volatility. The weighted average fair value of share purchase options granted and principal assumptions used in applying the Black-Scholes option pricing model are as follows:

	Years Ended December 31

	2020	2019

Black-Scholes weighted average assumptions
Grant date share price and exercise price	Cdn$33.47	Cdn$32.88
Expected dividend yield	1.78%	1.49%
Expected volatility	30%	31%
Risk-free interest rate	0.52%	1.60%
Expected option life, in years	2.5	2.5
Weighted average fair value per option granted	Cdn$5.57	Cdn$6.10
Number of options issued during the period	451,110	583,500
Total fair value of options issued (000’s)	$1,807	$2,652

WHEATON PRECIOUS METALS 2020 ANNUAL REPORT [100]

Notes to the Consolidated Financial Statements

Years Ended December 31, 2020 and 2019 (US Dollars)

The following table summarizes information about the options outstanding and exercisable at December 31, 2020:

Exercise Price (Cdn$)	Exercisable Options	Non-Exercisable Options	Total Options Outstanding	Weighted Average Remaining Contractual Life

$22.82¹	8,000	-	8,000	0.3 years
$23.26	250,000	-	250,000	0.3 years
$25.99¹	14,880	-	14,880	2.3 years
$26.24	318,755	-	318,755	2.3 years
$26.27¹	12,400	-	12,400	1.3 years
$27.03	1,115	1,115	2,230	3.4 years
$27.51	205,150	-	205,150	1.3 years
$30.66¹	-	76,800	76,800	4.2 years
$30.82	1,492	2,985	4,477	3.5 years
$31.26¹	26,640	47,740	74,380	3.3 years
$32.93	215,035	232,820	447,855	3.3 years
$33.47	-	371,890	371,890	4.2 years

	1,053,467	733,350	1,786,817	2.6 years

1) US$ share purchase options converted to Cdn$ using the exchange rate of 1.2732, being the Cdn$/US$ exchange rate at December 31, 2020.

A continuity schedule of the Company’s outstanding share purchase options from January 1, 2019 to December 31, 2020 is presented below:

	Number of Options Outstanding	Weighted Average Exercise Price

At January 1, 2019	3,883,350	Cdn$25.71

Granted (fair value - $3 million or Cdn$6.10 per option)	583,500	32.88

Exercised	(2,039,735)	25.79

Forfeited	(15,475)	31.04

Expired	(17,150)	30.69

At December 31, 2019	2,394,490	Cdn$27.08

Granted (fair value - $2 million or Cdn$5.57 per option)	451,110	33.47

Exercised	(1,056,363)	25.70

Forfeited	(2,420)	32.01

At December 31, 2020	1,786,817	Cdn$29.54

As it relates to share purchase options, during the year ended December 31, 2020, the weighted average share price at the time of exercise was Cdn$54.13 per share, as compared to Cdn$34.83 per share during the comparable period in 2019.

19.3.	Restricted Share Units (“RSUs”)

The Company has established an RSU plan whereby RSUs will be issued to eligible employees or directors as determined by the Company’s Board of Directors or the Company’s Compensation Committee. RSUs give the holder the right to receive a specified number of common shares at the specified vesting date. RSUs generally vest over a period of two years. Compensation expense related to RSUs is recognized over the vesting period based upon the fair value of the Company’s common shares on the grant date and the awards that are expected to vest. The fair value is calculated with reference to the closing price of the Company’s common shares on the TSX on the business day prior to the date of grant.

WHEATON PRECIOUS METALS 2020 ANNUAL REPORT [101]

Notes to the Consolidated Financial Statements

Years Ended December 31, 2020 and 2019 (US Dollars)

RSU holders receive a cash payment based on the dividends paid on the Company’s common shares in the event that the holder of a vested RSU has elected to defer the release of the RSU to a future date. This cash payment is reflected as a component of net earnings under the classification General and Administrative.

A continuity schedule of the Company’s restricted share units outstanding from January 1, 2019 to December 31, 2020 is presented below:

	Number of RSUs Outstanding	Weighted Average Intrinsic Value at Date Granted

At January 1, 2019	370,133	$20.36

Granted (fair value - $3 million)	132,620	24.51

Released	(133,670)	20.82

Forfeited	(2,760)	23.19

At December 31, 2019	366,323	$21.67

Granted (fair value - $3 million)	132,960	24.26

Released	(128,405)	22.25

Forfeited	(620)	24.11

At December 31, 2020	370,258	$22.40

During the year ended December 31, 2020, the Company issued 132,960 RSUs with a fair value of $3 million or Cdn$33.73 per RSU. For the same period in 2019, the Company issued 132,620 RSUs with a fair value of $3 million or Cdn$32.89 per RSU.

19.4.	Long-Term Investment Revaluation Reserve

The Company’s long-term investments in common shares (Note 15) are held for long-term strategic purposes and not for trading purposes. The Company has chosen to designate these long-term investments in common shares as financial assets with fair value adjustments being recorded as a component of OCI as it believes that this provides a more meaningful presentation for long-term strategic investments, rather than reflecting changes in fair value as a component of net earnings. As some of these long-term investments are denominated in Canadian dollars, changes in their fair value is affected by both the change in share price in addition to changes in the Cdn$/US$ exchange rate.

Where the fair value of a long-term investment in common shares held exceeds its tax cost, the Company recognizes a deferred income tax liability. To the extent that the value of the long-term investment subsequently declines, the deferred income tax liability is reduced. However, where the fair value of the long-term investment decreases below the tax cost, the Company does not recognize a deferred income tax asset on the unrealized capital loss unless it is probable that the Company will generate future capital gains that will offset the loss.

WHEATON PRECIOUS METALS 2020 ANNUAL REPORT [102]

Notes to the Consolidated Financial Statements

Years Ended December 31, 2020 and 2019 (US Dollars)

A continuity schedule of the Company’s long-term investment revaluation reserve from January 1, 2019 to December 31, 2020 is presented below:

(in thousands)		Change in Fair Value	Deferred Tax Recovery (Expense)	Total

At January 1, 2019		$(112,156)	$-	$(112,156)

Unrealized gain (loss) on LTIs [1]		161,936	(9,623)	152,313

Reallocate reserve to retained earnings upon disposal of LTIs 1		7,282	(230)	7,052

At December 31, 2019		$57,062	$(9,853)	$47,209

Unrealized gain (loss) on LTIs [1]		25,856	(1,866)	23,990

Reallocate reserve to retained earnings upon disposal of LTIs [1]	15	(60,815)	4,751	(56,064)

At December 31, 2020		$22,103	$(6,968)	$15,135

1)	LTIs refers to long-term investments in common shares held.

20.	Stock Based Compensation

The Company’s stock based compensation consists of share purchase options (Note 19.2), restricted share units (Note 19.3) and performance share units (Note 20.1). The accrued value of share purchase options and restricted share units are reflected as reserves in the shareholder’s equity section of the Company’s balance sheet while the accrued value associated with performance share units is reflected as an accrued liability.

20.1.	Performance Share Units (“PSUs”)

The Company has established a Performance Share Unit Plan (“the PSU plan”) whereby PSUs will be issued to eligible employees as determined by the Company’s Board of Directors or the Company’s Compensation Committee. PSUs issued under the PSU plan entitle the holder to a cash payment at the end of a three year performance period equal to the number of PSUs granted, multiplied by a performance factor and multiplied by the fair market value of a Wheaton common share on the expiry of the performance period. The performance factor can range from 0% to 200% and is determined by comparing the Company’s total shareholder return to those achieved by various peer companies, the Philadelphia Gold and Silver Index and the price of gold and silver.

Compensation expense for the PSUs is recorded on a straight-line basis over the three year vesting period. The amount of compensation expense is adjusted at the end of each reporting period to reflect (i) the fair value of common shares; (ii) the number of PSUs anticipated to vest; and (iii) the anticipated performance factor.

During the year ended December 31, 2020, the Company issued 193,830 PSUs as compared to 191,410 PSUs during the comparable period of the previous year.

WHEATON PRECIOUS METALS 2020 ANNUAL REPORT [103]

Notes to the Consolidated Financial Statements

Years Ended December 31, 2020 and 2019 (US Dollars)

A continuity schedule of the Company’s outstanding PSUs (assuming a performance factor of 100% is achieved over the performance period) and the Company’s PSU accrual from January 1, 2019 to December 31, 2020 is presented below:

(in thousands, except for number of PSUs outstanding)	Number of PSUs Outstanding	PSU accrual liability

At January 1, 2019	655,727	$ 10,756

Granted	191,410	-

Accrual related to the fair value of the PSUs outstanding	-	17,174

Foreign exchange adjustment	-	479
Paid	(229,050)	(9,325)

Forfeited	(13,395)	(15)

At December 31, 2019	604,692	$ 19,069

Granted	193,830	-

Accrual related to the fair value of the PSUs outstanding	-	21,526

Foreign exchange adjustment	-	614

Paid	(204,142)	(12,123)

Forfeited	(1,230)	(5)

At December 31, 2020	593,150	$ 29,081

A summary of the PSUs outstanding at December 31, 2020 is as follows:

Year of Grant	Year of Maturity	Number outstanding	Estimated Value Per PSU at Maturity	Anticipated Performance Factor at Maturity	Percent of Vesting Period Complete at Dec 31, 2020	PSU Liability at Dec 31, 2020
2018	2021	213,820	$43.82	200%	92%	17,297
2019	2022	186,730	$42.98	193%	59%	9,140
2020	2023	192,600	$42.40	122%	26%	2,644
		593,150				$ 29,081

WHEATON PRECIOUS METALS 2020 ANNUAL REPORT [104]

Notes to the Consolidated Financial Statements

Years Ended December 31, 2020 and 2019 (US Dollars)

21.	Earnings per Share (“EPS”) and Diluted Earnings per Share (“Diluted EPS”)

Diluted earnings per share is calculated using the treasury method which assumes that outstanding share purchase options and warrants, with exercise prices that are lower than the average market price of the Company’s common shares for the relevant period, are exercised and the proceeds are used to purchase shares of the Company at the average market price of the common shares for the relevant period.

Diluted EPS is calculated based on the following weighted average number of shares outstanding:

	Years Ended December 31

(in thousands)	2020	2019

Basic weighted average number of shares outstanding	448,694	446,021

Effect of dilutive securities

Share purchase options	1,003	627

Restricted share units	373	282

Diluted weighted average number of shares outstanding	450,070	446,930

The following table lists the number of share purchase options and share purchase warrants excluded from the computation of diluted earnings per share because the exercise prices exceeded the average market value of the common shares of Cdn$54.79, compared to Cdn$32.40 for the comparable period in 2019.

	Years Ended December 31

(in thousands)	2020	2019

Share purchase options	-	477

Share purchase warrants	10,000	10,000

Total	10,000	10,477

22.	Supplemental Cash Flow Information

Change in Non-Cash Working Capital

	Years Ended December 31

(in thousands)	2020	2019

Change in non-cash working capital

Accounts receivable	$(1,181)	$(2,514)

Accounts payable and accrued liabilities	3,110	(9,791)

Other	(904)	468

Total change in non-cash working capital	$1,025	$(11,837)

Non-Cash Transactions – Payment of Dividends Under DRIP

As more fully described in Note 18.2, during the year ended December 31, 2020, the Company declared and paid dividends to its shareholders in the amount of $0.42 per common share for total dividends of $189 million. Approximately 11% of shareholders elected to have their dividends reinvested in common shares of the Company under the Company’s dividend reinvestment plan (“DRIP”). As a result, $168 million of dividend payments were made in cash and $21 million in common shares issued. For the comparable period in 2019, the Company declared and paid dividends to its shareholders in the amount of $0.36 per common share for total dividends of $161 million, with the payment being comprised of $130 million in cash and $31 million in common shares issued.

WHEATON PRECIOUS METALS 2020 ANNUAL REPORT [105]

Notes to the Consolidated Financial Statements

Years Ended December 31, 2020 and 2019 (US Dollars)

Non-Cash Transactions – Receipt of Warrants as Consideration for Contract Amendments

As more fully described in notes 10 and 15, during 2020 the Company received 2 million common share purchase warrants from Alexco with a fair value of $2 million.

Non-Cash Transactions – Conversion of Convertible Note Receivable

As more fully described in notes 14 and 15, on July 14, 2020, the Company elected to convert the Gold X Convertible Note and, as a result, the Company received 4,467,317 common shares of Gold X with a fair value of $12 million.

23.	Income Taxes

A summary of the Company’s income tax expense (recovery) is as follows:

Income tax recognized in net earnings is comprised of the following:

	Years Ended December 31

(in thousands)	2020	2019

Current income tax expense (recovery)	$(4,606)	$144

Deferred income tax expense (recovery) related to:

Origination and reversal of temporary differences	$14,546	$7,311

Write down (reversal of write down) or recognition of prior period temporary differences	(12,415)	(16,521)

Total deferred income tax expense (recovery)	$2,131	$(9,210)

Income tax expense (recovery) recognized in net earnings	$(2,475)	$(9,066)

Income tax recognized as a component of OCI is comprised of the following:

	Years Ended December 31

(in thousands)	2020	2019

Income tax expense (recovery) related to LTIs - common shares held	$1,866	$9,623

Income tax recognized directly in equity is comprised of the following:

	Years Ended December 31

(in thousands)	2020	2019

Income tax expense (recovery) recognized in equity	$820	$(376)

WHEATON PRECIOUS METALS 2020 ANNUAL REPORT [106]

Notes to the Consolidated Financial Statements

Years Ended December 31, 2020 and 2019 (US Dollars)

The provision for income taxes differs from the amount that would be obtained by applying the statutory income tax rate to consolidated earnings before income taxes due to the following:

	Years Ended December 31

(in thousands)	2020	2019

Earnings before income taxes	$505,329	$77,072

Canadian federal and provincial income tax rates	27.00%	27.00%

Income tax expense (recovery) based on above rates	$136,439	$20,809

Non-deductible stock based compensation and other	3,057	3,362

Differences in tax rates in foreign jurisdictions	(134,206)	(78,724)

Current period unrecognized temporary differences - impairment of mineral stream interests	-	44,796

Current period unrecognized temporary differences	4,650	17,212

Write down (reversal of write down) or recognition of prior period temporary differences	(12,415)	(16,521)

Income tax expense (recovery)	$(2,475)	$(9,066)

The majority of the Company’s income generating activities, including the sale of precious metals, is conducted by its 100% owned subsidiary Wheaton Precious Metals International Ltd., which operates in the Cayman Islands and is not subject to income tax.

The recognized deferred income tax assets and liabilities are offset on the balance sheet and relate to Canada, except for the foreign withholding tax. The movement in deferred income tax assets and liabilities for the years ended December 31, 2020 and December 31, 2019, respectively, is shown below:

	Year Ended December 31, 2020

	Opening Balance	Recovery (Expense) Recognized In Net Earnings	Recovery (Expense) Recognized In OCI	Recovery (Expense) Recognized In Shareholders’ Equity	Closing Balance
Recognized deferred income tax assets and liabilities

Deferred tax assets

Non-capital loss carryforward [1]	$8,756	$(2,077)	$-	$(785)	$5,894

Capital loss carryforward [2]	8,953	(4,733)	(3,459)	-	761

Other [3]	694	4,806	-	-	5,500

Deferred tax liabilities

Interest capitalized for accounting	(87)	-	-	-	(87)

Debt and share financing fees [4]	(711)	18	-	(35)	(728)

Unrealized gains on long-term investments	(14,073)	(79)	6,344	-	(7,808)

Mineral stream interests [5]	(3,532)	-	-	-	(3,532)

Foreign withholding tax	(148)	(66)	-	-	(214)

Total	$(148)	$(2,131)	$2,885	$(820)	$(214)

1)	As at December 31, 2020, the Company had recognized the tax effect on $22 million of non-capital losses against deferred tax liabilities.
2)	As at December 31, 2020, the Company had recognized the tax effect on $3 million of net capital losses to offset unrealized taxable capital gains on long-term investments.
3)	Other includes capital assets, charitable donation carryforward and PSU and pension liabilities.
4)

Debt and share financing fees are deducted over a five year period for Canadian income tax purposes. For accounting purposes, debt financing fees are deducted over the term of the credit facility and share financing fees are charged directly to issued capital.

5)

The Company’s position, as reflected in its filed Canadian income tax returns and consistent with the terms of the PMPAs, is that the cost of the precious metal acquired under the Canadian PMPAs is equal to the market value while a deposit is outstanding (where applicable to an agreement), and the cash cost thereafter. For accounting purposes, the cost of the mineral stream interests is depleted on a unit-of-production basis as described in Note 4.2.

WHEATON PRECIOUS METALS 2020 ANNUAL REPORT [107]

Notes to the Consolidated Financial Statements

Years Ended December 31, 2020 and 2019 (US Dollars)

	Year Ended December 31, 2019

	Opening Balance	Recovery (Expense) Recognized In Net Earnings	Recovery (Expense) Recognized In OCI	Recovery (Expense) Recognized In Shareholders’ Equity	Closing Balance
Recognized deferred income tax assets and liabilities

Deferred tax assets

Non-capital loss carryforward	$3,823	$4,497	$-	$436	$8,756

Capital loss carryforward	-	4,503	4,450	-	8,953

Other	387	307	-	-	694

Deferred tax liabilities

Interest capitalized for accounting	(87)	-	-	-	(87)

Debt and share financing fees	(591)	(60)	-	(60)	(711)

Unrealized gains on long-term investments	-	-	(14,073)	-	(14,073)

Mineral stream interests	(3,532)	-	-	-	(3,532)

Foreign withholding tax	(111)	(37)	-	-	(148)

Total	$(111)	$9,210	$(9,623)	$376	$(148)

Deferred income tax assets in Canada not recognized are shown below:

(in thousands)	December 31 2020	December 31 2019

Non-capital loss carryforward [1]	$26,313	$19,145

Debt and equity financing fees	-	1,383

Mineral stream interests	96,646	107,785

Other	2,296	4,282

Kutcho Convertible Note	1,330	951

Unrealized losses on long-term investments	5,125	6,733

Total	$131,710	$140,279

1)	As at December 31, 2020, the Company had not recognized the tax effect on $97 million of non-capital losses as a deferred tax asset.

Deferred income taxes have not been provided on the temporary difference relating to investments in foreign subsidiaries for which the Company can control the timing of and manner in which funds are repatriated and does not plan to repatriate funds to Canada in the foreseeable future that would be subject to tax. The temporary difference relating to investments in foreign subsidiaries is $1.0 billion as at December 31, 2020, all of which is anticipated to reverse in the future and be exempt from tax on repatriation, leaving nil that would taxable on repatriation.

At December 31, 2020, the Company has available non-capital losses for Canadian income tax purposes which may be carried forward to reduce taxable income in future years. If not utilized, the non-capital losses in the amount of $119 million will expire as follows: 2038 – $40 million; 2039 – $63 million; 2040 – $16 million. In addition, the Company has available net capital losses of $3 million for Canadian income tax purposes which may be carried forward indefinitely to reduce taxable capital gains in future years.

WHEATON PRECIOUS METALS 2020 ANNUAL REPORT [108]

Notes to the Consolidated Financial Statements

Years Ended December 31, 2020 and 2019 (US Dollars)

24.	Other Current Assets

The composition of other current assets is shown below:

		December 31	December 31
(in thousands)	Note	2020	2019

Non-revolving term loan		$813	$431

Prepaid expenses		2,388	1,492

Class action settlement recoverable	28	-	41,500

Other		64	205

Total other current assets		$3,265	$43,628

Non-revolving term loan

On November 25, 2019, the Company entered into a non-revolving term loan with Kutcho, under which Kutcho can draw up to a maximum of $1 million (Cdn$1.3 million). The credit facility carries interest at 15% per annum, compounded monthly and has a revised maturity date of December 31, 2021.

25.	Other Long-Term Assets

The composition of other long-term assets is shown below:

		December 31	December 31
(in thousands)	Note	2020	2019

Intangible assets		$3,036	$3,419

Debt issue costs - Revolving Facility	17.1	5,202	5,154

Other		5,004	6,875

Total other long-term assets		$13,242	$15,448

26.	Related Party Transactions

Compensation of Key Management Personnel

Key management personnel compensation, including directors, is as follows:

	Years Ended December 31

(in thousands)	2020	2019

Short-term benefits [1]	$8,031	$6,599

Post-employment benefits	658	661

PSUs [2]	12,528	10,643

Equity settled stock based compensation (a non-cash expense) [3]	3,555	3,709

Total executive compensation	$24,772	$21,612

1)	Short-term employee benefits include salaries, bonuses payable within twelve months of the balance sheet date and other annual employee benefits.
2)

As more fully disclosed in Note 20.1, PSU compensation expense is recorded on a straight-line basis over the three year vesting period, with the expense being adjusted at the end of each reporting period to reflect (i) the fair value of common shares; (ii) the number of PSUs anticipated to vest; and (iii) the anticipated performance factor.

3)	As more fully disclosed in Notes 19.2 and 19.3, equity settled stock based compensation expense is recorded on a straight-line basis over the vesting period.

27.	Post-Employment Benefit Costs

The Company sponsors a Group Registered Retirement Savings Plan (“RRSP”) for all qualified employees. Participants in the plan can elect to contribute up to 8% of their annual base salary and cash bonus, and the Company will contribute 125% of this amount, up to a maximum of 5/9ths of the RRSP dollar limit as established under the Income Tax Act (Canada). The assets of the Group RRSP are held separately from those of the Company in independently administered funds.

WHEATON PRECIOUS METALS 2020 ANNUAL REPORT [109]

Notes to the Consolidated Financial Statements

Years Ended December 31, 2020 and 2019 (US Dollars)

During 2019, the Company implemented an unregistered and unfunded defined contribution plan (known as the Supplemental Employee Retirement Plan, or the “SERP”) for all qualified employees. Under the terms of the SERP, benefits accumulate equal to 10% (or 15% for certain senior employees) of the employee’s base salary plus target bonus, less amounts contributed by the Company under the Group RRSP plan. Interest on this benefit accrues annually based on the 5-year Government of Canada bond rate. Any benefits under the SERP have a vesting period of five years from the first date of employment and will be paid out to the employee over a 10-year period, or at the employee’s election, a shorter period upon the employee’s retirement from the Company.

A summary of the Company’s post-employment benefit costs during the years ended December 31, 2020 and 2019 is summarized below:

	Years Ended December 31

(in thousands)	2020	2019

Post-employment benefits

Supplemental Employee Retirement Plan (SERP)	$806	$810

Group RRSP	257	223

Total post-employment benefits	$1,063	$1,033

WHEATON PRECIOUS METALS 2020 ANNUAL REPORT [110]

Notes to the Consolidated Financial Statements

Years Ended December 31, 2020 and 2019 (US Dollars)

28. Commitments and Contingencies

Mineral Stream Interests

The following table summarizes the Company’s commitments to make per-ounce cash payments for gold, silver and palladium and per pound cash payments for cobalt to which it has the contractual right pursuant to the PMPAs:

Mineral Stream Interests	Attributable Payable Production to be Purchased								Per Unit of Measurement Cash Payment [1]								Term of Agreement	Date of Original Contract
	Gold		Silver		Palladium		Cobalt		Gold		Silver		Palladium		Cobalt
Peñasquito	0%		25%		0%		0%		n/a		$4.29		n/a		n/a		Life of Mine	24-Jul-07
Constancia	50%		100%		0%		0%		$408	²	$6.02	²	n/a		n/a		Life of Mine	8-Aug-12
Salobo	75%		0%		0%		0%		$412		n/a		n/a		n/a		Life of Mine	28-Feb-13
Sudbury	70%		0%		0%		0%		$400		n/a		n/a		n/a		20 years	28-Feb-13
Antamina	0%		33.75%		0%		0%		n/a		20%		n/a		n/a		Life of Mine	3-Nov-15
San Dimas	variable	³	0%	³	0%		0%		$606		n/a		n/a		n/a		Life of Mine	10-May-18
Stillwater	100%		0%		4.5%	[4]	0%		18%	[5]	n/a		18%	[5]	n/a		Life of Mine	16-Jul-18
Voisey’s Bay	0%		0%		0%		42.4%	[6]	n/a		n/a		n/a		18%	[7]	Life of Mine	11-Jun-18
Other
Los Filos	0%		100%		0%		0%		n/a		$4.46		n/a		n/a		25 years	15-Oct-04
Zinkgruvan	0%		100%		0%		0%		n/a		$4.46		n/a		n/a		Life of Mine	8-Dec-04
Yauliyacu	0%		100%	[8]	0%		0%		n/a		$8.94	[9]	n/a		n/a		Life of Mine	23-Mar-06
Stratoni	0%		100%		0%		0%		n/a		$11.43	[10]	n/a		n/a		Life of Mine	23-Apr-07
Neves-Corvo	0%		100%		0%		0%		n/a		$4.34		n/a		n/a		50 years	5-Jun-07
Aljustrel	0%		100%	¹¹	0%		0%		n/a		50%		n/a		n/a		50 years	5-Jun-07
Minto	100%	¹²	100%		0%		0%		75%	¹³	$4.31		n/a		n/a		Life of Mine	20-Nov-08
Keno Hill	0%		25%		0%		0%		n/a		variable	[14]	n/a		n/a		Life of Mine	2-Oct-08
Pascua-Lama	0%		25%		0%		0%		n/a		$3.90		n/a		n/a		Life of Mine	8-Sep-09
Rosemont	100%		100%		0%		0%		$450		$3.90		n/a		n/a		Life of Mine	10-Feb-10
Loma de La Plata	0%		12.5%		0%		0%		n/a		$4.00		n/a		n/a		Life of Mine	n/a 15
777	50%		100%		0%		0%		$425	²	$6.26	²	n/a		n/a		Life of Mine	8-Aug-12
Marmato	6.5%	[16]	100%	[16]	0%		0%		18%	[17]	18%	[17]	n/a		n/a		Life of Mine	5-Nov-20
Cozamin	0%		50%	[18]	0%		0%		n/a		10%		n/a		n/a		Life of Mine	10-Dec-20
Early Deposit
Toroparu	10%		50%		0%		0%		$400		$3.90		n/a		n/a		Life of Mine	11-Nov-13
Cotabambas	25%	[19]	100%	[19]	0%		0%		$450		$5.90		n/a		n/a		Life of Mine	21-Mar-16
Kutcho	100%	[20]	100%	[20]	0%		0%		20%		20%		n/a		n/a		Life of Mine	14-Dec-17

1)

The production payment is measured as either a fixed amount per ounce of metal delivered, or as a percentage of the spot price of the underlying metal on the date of delivery. Contracts where the payment is a fixed amount per ounce of metal delivered are subject to an annual inflationary increase, with the exception of Loma de La Plata and Sudbury. Additionally, should the prevailing market price for the applicable metal be lower than this fixed amount, the per ounce cash payment will be reduced to the prevailing market price, with the exception of Yauliyacu where the per ounce cash payment will not be reduced below $4.44, subject to an annual inflationary factor.

2)	Subject to an increase to $9.90 per ounce of silver and $550 per ounce of gold after the initial 40-year term.
3)

Under the terms of the San Dimas PMPA, the Company is entitled to an amount equal to 25% of the payable gold production plus an additional amount of gold equal to 25% of the payable silver production converted to gold at a fixed gold to silver exchange ratio of 70:1 from the San Dimas mine. If the average gold to silver price ratio decreases to less than 50:1 or increases to more than 90:1 for a period of 6 months or more, then the “70” shall be revised to “50” or “90”, as the case may be, until such time as the average gold to silver price ratio is between 50:1 to 90:1 for a period of 6 months or more in which event the “70” shall be reinstated. Effective April 1, 2020, the fixed gold to silver exchange ratio was revised to 90:1, with the 70:1 ratio being reinstated on October 15, 2020.

4)

The Company is committed to purchase 4.5% of Stillwater palladium production until 375,000 ounces are delivered to the Company, thereafter 2.25% of Stillwater palladium production until 550,000 ounces are delivered to the Company and 1% of Stillwater palladium production thereafter for the life of mine.

5)	To be increased to 22% of the spot price once the market value of gold and palladium delivered to Wheaton, net of the per ounce cash payment, exceeds the initial upfront cash deposit.
6)	Once the Company has received 31 million pounds of cobalt, the Company’s attributable cobalt production will be reduced to 21.2%.
7)	To be increased to 22% of the spot price once the market value of cobalt delivered to Wheaton, net of the per pound cash payment, exceeds the initial upfront cash deposit.
8)	The Company is committed to purchase an amount equal to 100% of the first 1.5 million ounces of payable silver produced at Yauliyacu per annum and 50% of any excess.
9)

Should the market price of silver exceed $20 per ounce, in addition to the $8.94 per ounce, the Company is committed to pay Glencore an additional amount for each ounce of silver delivered equal to 50% of the excess, to a maximum of $10 per ounce, such that when the market price of silver is $40 or above, the Company will pay Glencore $18.94 per ounce of silver delivered.

10)

In October 2015, in order to incentivize additional exploration and potentially extend the limited remaining mine life of Stratoni, Wheaton and Eldorado Gold agreed to modify the Stratoni PMPA such that the production price per ounce of silver delivered to Wheaton would be increased over the then fixed price based on the amount of drilling completed outside of the existing ore body and within Wheaton’s defined area of interest (“Expansion Drilling”) by December 31, 2020.The figures in the above table reflect the fact that Eldorado completed a total of 30,000 meters of Expansion Drilling, resulting in a $7.00 per ounce increase.

11)	Wheaton only has the rights to silver contained in concentrate containing less than 15% copper at the Aljustrel mine.
12)	The Company is committed to acquire 100% of the first 30,000 ounces of gold produced per annum and 50% thereafter.
13)

The Company has amended the Minto PMPA such that the cash payment per ounce of gold delivered will be 75% of the spot price of gold. This amended pricing will end on the earlier of (i) 14 months after the first delivery is due; or (ii) once 11,000 ounces of gold have been delivered to the Company. Once this amended pricing ends, the cash payment per ounce of gold delivered will be $325, subject to an increase in periods where the market price of copper is lower than $2.50 per pound.

14)

Effective July 2020, the price paid per ounce of silver delivered under the Keno Hill PMPA has been modified to be between 10% of the spot price of silver when the market price of silver is at or above $23.00 per ounce, to 90% of the spot price of silver when the market price of silver is at or below $15.00 per ounce.

15)	Terms of the agreement not yet finalized.
16)

Once Wheaton has received 190,000 ounces of gold and 2.15 million ounces of silver under the Marmato PMPA the Company’s attributable gold and silver production will be reduced to 3.25% and 50%, respectively.

17)	To be increased to 22% of the spot price once the market value of gold and silver delivered to the Company, net of the per ounce cash payment, exceeds the initial upfront cash deposit.
18)	Once Wheaton has received 10 million ounces, the Company’s attributable silver production will be reduced to 33% of silver production for the life of the mine.
19)

Once 90 million silver equivalent ounces attributable to Wheaton have been produced, the attributable production will decrease to 16.67% of gold production and 66.67% of silver production for the life of mine.

20)	Once 51,000 ounces of gold and 5.6 million ounces of silver have been delivered to Wheaton, attributable production will decrease to 66.67% of gold and silver production for the life of mine.

WHEATON PRECIOUS METALS 2020 ANNUAL REPORT [111]

Notes to the Consolidated Financial Statements

Years Ended December 31, 2020 and 2019 (US Dollars)

Other Contractual Obligations and Contingencies

	Obligations With Scheduled Payment Dates
(in thousands)	2021	2022 - 2024	2025 - 2026	After 2026	Sub-Total	Other Commitments	Total

Bank debt [1]	$-	$-	$195,000	$-	$195,000	$-	$195,000

Interest [2]	2,311	8,722	622	-	11,655	-	11,655

Payments for mineral stream interests
Rosemont [3]	-	-	-	-	-	231,150	231,150
Loma de La Plata	-	-	-	-	-	32,400	32,400
Marmato	38,000	-	-	-	38,000	72,000	110,000
Cozamin [4]	150,000	-	-	-	150,000	-	150,000
Salobo [5]	-	670,000	-	-	670,000	-	670,000

Payments for early deposit mineral stream interest
Toroparu	-	-	-	-	-	138,000	138,000
Cotabambas	1,500	2,500	-	-	4,000	126,000	130,000
Kutcho	-	-	-	-	-	58,000	58,000

Non-revolving credit facility [6]	208	-	-	-	208	-	208

Leases liabilities	895	2,733	336	-	3,964	-	3,964

Total contractual obligations	$192,914	$683,955	$195,958	$-	$1,072,827	$657,550	$1,730,377

1)	At December 31, 2020, the Company had $195 million drawn and outstanding on the Revolving Facility.
2)

As the applicable interest rates are floating in nature, the interest charges are estimated based on market-based forward interest rate curves at the end of the reporting period combined with the assumption that the principal balance outstanding at December 31, 2020 does not change until the debt maturity date.

3)	Includes contingent transaction costs of $1 million.
4)	In connection with the Cozamin PMPA, the Company paid Capstone $150 million on February 19, 2021 once certain conditions had been met.
5)

As more fully explained on the following page, assuming the Salobo III expansion project achieves 12 Mtpa of additional processing capacity (bringing total processing capacity at Salobo to 36 Mtpa) by the end of 2022, the Company would expect to pay an estimated expansion payment of between $570 million to $670 million.

6)	Represents the maximum amount available to Kutcho under the non-revolving credit facility (Note 24).

Rosemont

The Company is committed to pay Hudbay total upfront cash payments of $230 million in two installments, with the first $50 million being advanced upon Hudbay’s receipt of permitting for the Rosemont project and other customary conditions and the balance of $180 million being advanced once project costs incurred on the Rosemont project exceed $98 million and certain other customary conditions. Under the Rosemont PMPA, the Company is permitted to elect to pay the deposit in cash or the delivery of common shares. Additionally, the Company will be entitled to certain delay payments, including where construction ceases in any material respect, or if completion is not achieved within agreed upon timelines. Hudbay and certain affiliates have provided the Company with a corporate guarantee and other security.

On August 1, 2019, Hudbay announced that the U.S. District Court for the District of Arizona (“Court”) issued a ruling in the lawsuits challenging the U.S. Forest Service’s issuance of the Final Record of Decision (“FROD”) for the Rosemont project in Arizona. The Court ruled to vacate and remand the FROD such that Rosemont cannot proceed with construction at this time. On June 22, 2020 Hudbay announced that they had filed the initial brief with the U.S. Court of Appeals for the Ninth Circuit in relation to appealing this decision. As per Hudbay’s MD&A for the year ended December 31, 2020, final briefs were filed in November 2020 and the oral hearing was completed in early February 2021. Hudbay indicates that a decision from the Ninth Circuit is expected in the second half of 2021.

Loma de La Plata

In connection with the Loma de La Plata PMPA, the Company is committed to pay Pan American Silver Corp. (“Pan American”) total upfront cash payments of $32 million following the satisfaction of certain conditions, including Pan American receiving all necessary permits to proceed with the mine construction and the Company finalizing the definitive terms of the PMPA.

Marmato

In connection with the Marmato PMPA, the Company is committed to pay Aris Gold Corp. (“Aris Gold”) total upfront cash payments of $110 million, $34 million of which is payable once mining contract 014-89M is extended; $4 million

WHEATON PRECIOUS METALS 2020 ANNUAL REPORT [112]

Notes to the Consolidated Financial Statements

Years Ended December 31, 2020 and 2019 (US Dollars)

of which is payable six months thereafter; and the remaining portion of which is payable during the construction of the Marmato Deep Zone (“MDZ”) project, subject to receipt of required permits and licenses, sufficient financing having been obtained to cover total expected capital expenditures, and other customary conditions.

Toroparu

In connection with the Toroparu Early Deposit Agreement, the Company is committed to pay Gold X an additional $138 million, payable on an installment basis to partially fund construction of the mine. Following the delivery of certain feasibility documentation or after December 31, 2020 if the feasibility documentation has not been delivered to Wheaton by such date (or such date has not been extended), Wheaton may elect not to proceed with the agreement or not pay the balance of the upfront consideration and reduce the gold stream percentage from 10% to 0.909% and the silver stream percentage from 50% to nil. If Wheaton elects to terminate, Wheaton will be entitled to a return of the amounts advanced less $2 million which is non-refundable on the occurrence of certain events. If Wheaton elects to reduce the streams, Gold X may elect to terminate the agreement and Wheaton will be entitled to a return of the amount of the deposit already advanced less $2 million which is non-refundable. Gold X has filed a Preliminary Economic Assessment defining the re-scoping of the Toroparu project, including a revised operating plan.

Cotabambas

In connection with the Cotabambas Early Deposit Agreement, the Company is committed to pay Panoro a total cash consideration of $140 million, of which $10 million has been paid to date. Once certain conditions have been met, the Company will advance an additional $4 million to Panoro, spread over up to three years. Following the delivery of a bankable definitive feasibility study, environmental study and impact assessment, and other related documents (collectively, the “Cotabambas Feasibility Documentation”), and receipt of permits and construction commencing, the Company may then advance the remaining deposit or elect to terminate the Cotabambas Early Deposit Agreement. If the Company elects to terminate, the Company will be entitled to a return of the portion of the amounts advanced less $2 million payable upon certain triggering events occurring.

Kutcho

In connection with the Kutcho Early Deposit Agreement, the Company is committed to pay Kutcho a total cash consideration of $65 million, of which $7 million has been paid to date. The remaining $58 million will be advanced on an installment basis to partially fund construction of the mine once certain conditions have been satisfied.

The Company will be required to make an additional payment to Kutcho, of up to $20 million, if processing throughput is increased to 4,500 tonnes per day or more within 5 years of attaining commercial production.

Salobo

The Salobo mine currently has a mill throughput capacity of 24 million tonnes per annum (“Mtpa”). In October 2018, Vale’s Board of Directors approved the investment in the Salobo III mine expansion (the “Salobo Expansion”). The Salobo Expansion is proposed to include a third concentrator line and will use Salobo’s existing infrastructure. Vale anticipates that the Salobo Expansion, which is scheduled to start up in the first half of 2022 with a ramp-up of 15 months, will result in an increase of throughput capacity from 24 Mtpa to 36 Mtpa once fully ramped up.

If actual throughput is expanded above 28 Mtpa, then under the terms of the Salobo PMPA, Wheaton will be required to make an additional set payment to Vale based on the size of the expansion, the timing of completion and the grade of the material processed. The set payment ranges from $113 million if throughput is expanded beyond 28 Mtpa by January 1, 2036 up to $923 million if throughput is expanded beyond 40 Mtpa by January 1, 2022. Assuming the Salobo III expansion project achieves 12 Mtpa of additional processing capacity (bringing total processing capacity at Salobo to 36 Mtpa) by the end of 2022, the Company would expect to pay an estimated expansion payment of between $570 million to $670 million. The actual amount and timing of any expansion payment may significantly differ from this estimate depending on the size, timing and processed grade of any expansion.

Canada Revenue Agency – Canada Revenue Agency – 2013-2015 Taxation Years - Domestic Reassessments

The Company received Notices of Reassessment in 2018 and 2019 for the 2013 to 2015 taxation years in which the Canada Revenue Agency (“CRA”) is seeking to change the timing of the deduction of upfront payments with respect to the Company’s PMPAs relating to Canadian mining assets, so that the cost of precious metal acquired under these Canadian PMPAs is equal to the cash cost paid on delivery plus an amortized amount of the upfront payment determined on a units-of-production basis over the estimated recoverable reserves, and where applicable, resources and exploration potential at the respective mine (the “Domestic Reassessments”). In total, the Domestic Reassessments assessed tax, interest and other penalties of $8 million.

Management believes the Company’s position, as reflected in its filed Canadian income tax returns and consistent with the terms of the PMPAs, that the cost of the precious metal acquired under the Canadian PMPAs is equal to the

WHEATON PRECIOUS METALS 2020 ANNUAL REPORT [113]

Notes to the Consolidated Financial Statements

Years Ended December 31, 2020 and 2019 (US Dollars)

market value while a deposit is outstanding, and the cash cost thereafter is correct. The Company has filed Notices of Objection and paid 50% of the disputed amounts in order to challenge the Domestic Reassessments.

If CRA were to apply the methodology in the Domestic Reassessments to taxation years subsequent to 2015, the Company estimates that losses would arise that could be carried back to reduce tax and interest relating to the Domestic Reassessments to approximately $2 million.

U.S. Shareholder Class Action

During July 2015, after the Company disclosed that the CRA was proposing that they would issue notices of reassessment for federal and provincial tax, transfer pricing penalties, interest and other penalties for the 2005-2010 taxation years (the “Reassessments”), two putative securities class action lawsuits were filed against the Company in the U.S. District Court for the Central District of California in connection with the proposal (the “Complaints”).

On October 19, 2015, the Complaints were consolidated into one action, In re Silver Wheaton Securities Litigation, as against the Company, Randy Smallwood, President & Chief Executive Officer, Gary Brown, Senior Vice President & Chief Financial Officer and Peter Barnes, former Chief Executive Officer (together the “Initial Defendants”) and a lead plaintiff (the “Plaintiff”) was selected. The Plaintiff filed a consolidated amended complaint in December 2015, which focuses on the Reassessments and asserted claims under Sections 10(b) and 20(a) of the Securities Exchange Act of 1934 (“Exchange Act”).

On March 27, 2018, the court granted Plaintiff’s motion for leave to file a Second Amended Complaint, which alleges that Initial Defendants made false and/or misleading statements, as well as failed to disclose material adverse facts about the Company’s business, operations, prospects and performance in violation of Sections 10(b) and 20(a) of the Exchange Act, and adds a claim under Section 10(b) against our auditors (together with the “Initial Defendants, the “Defendants”).

On August 3, 2020, the court issued their final approval of a settlement of the lawsuit for $41.5 million, without admission of liability by any of the Defendants. The settlement was fully funded by the Company’s insurance carriers and the other Defendants. The Company was not required to pay any portion of the settlement.

Canadian Shareholder Class Action

By Notice of Action dated August 10, 2016 (as amended September 2, 2016 and supplemented by Statement of Claim filed September 9, 2016 (collectively, the “Claim”)), proposed representative plaintiff Suzan Poirier commenced proceedings pursuant to the Class Proceedings Act (Ontario) in the Ontario Superior Court of Justice against Wheaton Precious Metals Corp., Randy Smallwood, President and Chief Executive Officer and Gary Brown, Senior Vice President & Chief Financial Officer. The Claim alleges, among other things, misrepresentation pursuant to primary and secondary market civil liability provisions under the Securities Act (Ontario) and its provincial equivalents, common law negligence and negligent misrepresentation. The claim focuses on the Reassessments. The Claim purports to be brought on behalf of proposed class of persons and entities who acquired common shares of Wheaton Precious Metals Corp. between August 14, 2013 and July 6, 2015 and held some or all of such common shares as of at least July 6, 2015. On July 21, 2020, the Company received a motion record in support of a proposed motion seeking the following (among other relief): (i) leave of the court to commence a secondary market action pursuant to section 138.3(1) of the Securities Act (Ontario) and equivalent provisions in the applicable provincial securities statutes: (ii) certification of the (amended) class and proposed common issues; (iii) leave to file an amended Statement of Claim to include further particulars and to refer to various provincial securities laws; and (iv) the appointment of a new class representative (Ms. Miriam Rosenszajn) in place of Ms. Poirier.

The Company believes that the allegations are without merit and intends to vigorously defend against this matter. No amounts have been recorded for potential liability arising from this claim as no value has been specified in the statement of claim and the Company cannot reasonably predict the outcome.

Tax Contingencies

Due to the size, complexity and nature of the Company’s operations, various legal and tax matters are outstanding from time to time, including audits and disputes.

Under the terms of the 2018 settlement with the CRA of the transfer pricing dispute relating to the 2005-2010 taxation years (“CRA Settlement”), income earned outside of Canada by the Company’s foreign subsidiaries will not be subject to income tax in Canada under transfer pricing rules. The CRA Settlement principles apply to all taxation years after 2010 subject to there being no material change in facts or change in law or jurisprudence.

It is not known or determinable by the Company when any ongoing audits by CRA of international and domestic transactions will be completed, or whether reassessments will be issued, or the basis, quantum or timing of any such

WHEATON PRECIOUS METALS 2020 ANNUAL REPORT [114]

Notes to the Consolidated Financial Statements

Years Ended December 31, 2020 and 2019 (US Dollars)

potential reassessments, and it is therefore not practicable for the Company to estimate the financial effect, if any, of any ongoing audits. From time to time there may also be proposed legislative changes to law or outstanding legal actions that may have an impact on applicable law or jurisprudence, the outcome, applicability and impact of which is also not known or determinable by the Company.

General

By their nature, contingencies will only be resolved when one or more future events occur or fail to occur. The assessment of contingencies inherently involves the exercise of significant judgment and estimates of the outcome of future events. If the Company is unable to resolve any of these matters favorably, there may be a material adverse impact on the Company’s financial performance, cash flows or results of operations. In the event that the Company’s estimate of the future resolution of any of the foregoing matters changes, the Company will recognize the effects of the change in its consolidated financial statements in the appropriate period relative to when such change occurs.

WHEATON PRECIOUS METALS 2020 ANNUAL REPORT [115]

Notes to the Consolidated Financial Statements

Years Ended December 31, 2020 and 2019 (US Dollars)

29.	Segmented Information

Operating Segments

The Company’s reportable operating segments, which are the components of the Company’s business where discrete financial information is available and which are evaluated on a regular basis by the Company’s Chief Executive Officer (“CEO”), who is the Company’s chief operating decision maker, for the purpose of assessing performance, are summarized in the tables below:

Year Ended December 31, 2020
	Sales	Cost of Sales	Depletion	Net Earnings	Cash Flow From Operations	Total Assets
(in thousands)

Gold

Salobo [4]	$450,166	$104,545	$95,913	$249,708	$345,621	$2,509,344

Sudbury 1, [4]	49,791	11,085	23,027	15,679	38,609	321,016

Constancia	25,556	5,812	4,837	14,907	19,744	105,569

San Dimas	68,519	23,541	12,165	32,813	44,978	182,202

Stillwater	22,353	4,003	5,684	12,666	18,351	224,310

Other 2, [4]	36,442	8,443	5,642	22,357	28,007	7,526

Total gold interests	$652,827	$157,429	$147,268	$348,130	$495,310	$3,349,967

Silver

Peñasquito [4]	$150,720	$31,704	$24,130	$94,886	$119,016	$350,572

Antamina [4]	102,241	20,053	41,876	40,312	82,188	626,934

Constancia	31,285	8,745	11,143	11,397	22,541	217,044

Other 3, [4]	115,379	41,027	10,892	63,460	74,159	474,975

Total silver interests	$399,625	$101,529	$88,041	$210,055	$297,904	$1,669,525

Palladium

Stillwater	$43,772	$7,805	$8,580	$27,387	$35,967	$241,389

Cobalt

Voisey’s Bay [4]	$-	$-	$-	$-	$-	$227,510

Total mineral stream interests	$1,096,224	$266,763	$243,889	$585,572	$829,181	$5,488,391

Other

General and administrative				$(65,698)	$(46,914)

Finance costs				(16,715)	(17,551)

Other				2,170	677

Income tax				2,475	49

Total other				$(77,768)	$(63,739)	$468,881

Consolidated				$507,804	$765,442	$5,957,272

1)	Comprised of the operating Coleman, Copper Cliff, Garson, Creighton and Totten gold interests as well as the non-operating Stobie and Victor gold interests.
2)

Where a gold interest represents less than 10% of the Company’s sales, gross margin or aggregate asset book value and is not evaluated on a regular basis by the Company’s CEO for the purpose of assessing performance, the gold interest has been summarized under Other gold interests. Other gold interests are comprised of the operating 777 and Minto gold interests, the non-operating Rosemont gold interest and the newly acquired Marmato gold interest.

3)

Where a silver interest represents less than 10% of the Company’s sales, gross margin or aggregate asset book value and is not evaluated on a regular basis by the Company’s CEO for the purpose of assessing performance, the silver interest has been summarized under Other silver interests. Other silver interests are comprised of the operating Los Filos, Zinkgruvan, Yauliyacu, Stratoni, Neves-Corvo, Aljustrel, Minto, Keno Hill and 777 silver interests, the non-operating Loma de La Plata, Pascua-Lama and Rosemont silver interests and the newly acquired Marmato and Cozamin silver interests.

4)	As it relates to mine operator concentration risk:
a.

The counterparty obligations under the Salobo, Sudbury and Voisey’s Bay PMPAs are guaranteed by the parent company Vale. Total revenues relative to Vale during the year ended December 31, 2020 were 46% of the Company’s total revenue.

b.

The counterparty obligations under the Antamina PMPA and the Yauliyacu PMPA (which is included as part of Other silver interests) are guaranteed by the parent company Glencore plc (“Glencore”) and its subsidiary. Total revenues relative to Glencore during the year ended December 31, 2020 were 12% of the Company’s total revenue.

c.

The counterparty obligations under the Peñasquito PMPA are guaranteed by the parent company Newmont Corporation (“Newmont”). Total revenues relative to Newmont during the year ended December 31, 2020 were 14% of the Company’s total revenue.

Should any of these mine operators become unable or unwilling to fulfill their obligations under their agreements with the Company, there could be a material adverse impact on the Company including, but not limited to, the Company’s revenue, net income and cash flows from operations.

WHEATON PRECIOUS METALS 2020 ANNUAL REPORT [116]

Notes to the Consolidated Financial Statements

Years Ended December 31, 2020 and 2019 (US Dollars)

Year Ended December 31, 2019
	Sales	Cost of Sales	Depletion	Gross Margin	Impairment Charges [1]	Net Earnings (Loss)	Cash Flow From Operations	Total Assets
(in thousands)

Gold

Salobo [5]	$365,448	$106,282	$100,803	$158,363	$-	$158,363	$259,166	$2,605,257

Sudbury [2,5]	38,234	10,946	22,420	4,868	-	4,868	27,385	344,043

Constancia [5]	27,613	7,945	7,141	12,527	-	12,527	19,668	110,406

San Dimas	62,528	26,994	13,828	21,706	-	21,706	35,534	194,367

Stillwater	17,303	3,094	6,433	7,776	-	7,776	14,209	229,994

Other [3,5]	29,919	8,736	8,191	12,992	-	12,992	21,561	13,168

Total gold interests	$541,045	$163,997	$158,816	$218,232	$-	$218,232	$377,523	$3,497,235

Silver

Peñasquito	$74,578	$19,267	$14,020	$41,291	$-	$41,291	$55,310	$374,702

Antamina [5]	76,328	15,322	41,267	19,739	-	19,739	61,007	668,810

Constancia [5]	38,895	14,258	18,044	6,593	-	6,593	24,637	228,187

Other [4,5]	98,600	40,059	14,960	43,581	-	43,581	55,509	487,693

Total silver interests	$288,401	$88,906	$88,291	$111,204	$-	$111,204	$196,463	$1,759,392

Palladium

Stillwater	$31,886	$5,656	$9,719	$16,511	$-	$16,511	$26,230	$249,969

Cobalt

Voisey’s Bay [5]	$-	$-	$-	$-	$165,912	$(165,912)	$-	$227,510

Total mineral stream interests	$861,332	$258,559	$256,826	$345,947	$165,912	$180,035	$600,216	$5,734,106

Other

General and administrative						$(54,507)	$(46,292)

Finance costs						(48,730)	(44,733)

Other						274	(2,191)

Income tax						9,066	(5,380)

Total corporate						$(93,897)	$(98,596)	$543,901

Consolidated						$86,138	$501,620	$6,278,007

1)	See Note 11 for more information.
2)	Comprised of the operating Coleman, Copper Cliff, Garson, Creighton and Totten gold interests as well as the non-operating Stobie and Victor gold interests.
3)

Where a gold interest represents less than 10% of the Company’s sales, gross margin or aggregate asset book value and is not evaluated on a regular basis by the Company’s CEO for the purpose of assessing performance, the gold interest has been summarized under Other gold interests. Other gold interests are comprised of the operating 777 and Minto gold interests and the non-operating Rosemont gold interest. The Minto mine was placed into care and maintenance from October 2018 to October 2019.

4)

Where a silver interest represents less than 10% of the Company’s sales, gross margin or aggregate asset book value and is not evaluated on a regular basis by the Company’s CEO for the purpose of assessing performance, the silver interest has been summarized under Other silver interests. Other silver interests are comprised of the operating Los Filos, Zinkgruvan, Yauliyacu, Stratoni, Aljustrel, Neves-Corvo, Minto, and 777 silver interests, the non-operating Keno Hill, Loma de La Plata, Pascua-Lama and Rosemont silver interests. The Minto mine was placed into care and maintenance from October 2018 to October 2019.

5)	As it relates to mine operator concentration risk:
a.

The counterparty obligations under the Salobo, Sudbury and Voisey’s Bay PMPAs are guaranteed by the parent company Vale. Total revenues relative to Vale during the year ended December 31, 2019 were 47% of the Company’s total revenue.

b.

The counterparty obligations under the Antamina PMPA and the Yauliyacu PMPA (which is included as part of Other silver interests) are guaranteed by the parent company Glencore plc (“Glencore”) and its subsidiary. Total revenues relative to Glencore during the year ended December 31, 2019 were 12% of the Company’s total revenue.

c.

The counterparty obligations under the Constancia PMPA and the 777 PMPA (which is included as part of Other gold and silver interests) are guaranteed by the parent company Hudbay Minerals Inc. (“Hudbay”). Total revenues relative to Hudbay during the year ended December 31, 2019 were 11% of the Company’s total revenue.

Should any of these mine operators become unable or unwilling to fulfill their obligations under their agreements with the Company, there could be a material adverse impact on the Company including, but not limited to, the Company’s revenue, net income and cash flows from operations.

WHEATON PRECIOUS METALS 2020 ANNUAL REPORT [117]

Notes to the Consolidated Financial Statements

Years Ended December 31, 2020 and 2019 (US Dollars)

Geographical Areas

The Company’s geographical information, which is based on the location of the mining operations to which the mineral stream interests relate, are summarized in the tables below:

			Carrying Amount at December 31, 2020

(in thousands)	Sales: Year Ended Dec 31, 2020		Gold Interests	Silver Interests	Palladium Interests	Cobalt Interests	Total

North America

Canada	$94,239	9%	$328,543	$28,412	$-	$227,510	$584,465	10%

United States	66,125	6%	224,310	566	241,389	-	466,265	8%

Mexico	220,768	20%	182,201	351,974	-	-	534,175	10%

Europe

Greece	11,488	1%	-	-	-	-	-	0%

Portugal	33,460	3%	-	20,261	-	-	20,261	0%

Sweden	34,486	3%	-	32,956	-	-	32,956	1%

South America

Argentina/Chile [1]	-	0%	-	264,402	-	-	264,402	5%

Brazil	450,166	41%	2,509,344	-	-	-	2,509,344	46%

Peru	185,492	17%	105,569	970,614	-	-	1,076,183	20%

Colombia	-	0%	-	340	-	-	340	0%

Consolidated	$1,096,224	100%	$3,349,967	$1,669,525	$241,389	$227,510	$5,488,391	100%

1)	Includes the Pascua-Lama project, which straddles the border of Argentina and Chile.

			Carrying Amount at December 31, 2019
(in thousands)	Sales: Year Ended Dec 31, 2019		Gold Interests	Silver Interests	Palladium Interests	Cobalt Interests	Total

North America

Canada	$74,307	9%	$357,212	$32,124	$-	$227,510	$616,846	11%

United States	49,189	6%	229,994	566	249,969	-	480,529	8%

Mexico	139,275	16%	194,365	376,020	-	-	570,385	10%

Europe

Greece	9,339	1%	-	1,990	-	-	1,990	0%

Portugal	28,012	3%	-	21,355	-	-	21,355	0%

Sweden	25,250	3%	-	35,059	-	-	35,059	1%

South America

Argentina/Chile [1]	-	0%	-	264,403	-	-	264,403	5%

Brazil	365,448	42%	2,605,258	-	-	-	2,605,258	45%

Peru	170,512	20%	110,406	1,027,875	-	-	1,138,281	20%

Consolidated	$861,332	100%	$3,497,235	$1,759,392	$249,969	$227,510	$5,734,106	100%

1)	Includes the Pascua-Lama project, which straddles the border of Argentina and Chile.

WHEATON PRECIOUS METALS 2020 ANNUAL REPORT [118]

Notes to the Consolidated Financial Statements

Years Ended December 31, 2020 and 2019 (US Dollars)

30.	Subsequent Events

Declaration of Dividend

Under the Company’s dividend policy, the quarterly dividend per common share is targeted to equal approximately 30% of the average cash flow generated by operating activities in the previous four quarters divided by the Company’s then outstanding common shares, all rounded to the nearest cent. To minimize volatility in quarterly dividends, the Company has set a minimum quarterly dividend of $0.13 per common share for the duration of 2021. The declaration, timing, amount and payment of future dividends remain at the discretion of the Board of Directors.

On March 11, 2021, the Board of Directors declared a dividend in the amount of $0.13 per common share, with this dividend being payable to shareholders of record on March 26, 2021 and is expected to be distributed on or about April 13, 2021. The Company has implemented a dividend reinvestment plan (“DRIP”) whereby shareholders can elect to have dividends reinvested directly into additional Wheaton common shares at a discount of 1% of the Average Market Price, as defined in the DRIP.

WHEATON PRECIOUS METALS 2020 ANNUAL REPORT [119]

CORPORATE

INFORMATION

CANADA – HEAD OFFICE

WHEATON PRECIOUS METALS CORP.

Suite 3500

1021 West Hastings Street

Vancouver, BC V6E 0C3

Canada

T: 1 604 684 9648

F: 1 604 684 3123

CAYMAN ISLANDS OFFICE

Wheaton Precious Metals International Ltd.

Suite 300, 94 Solaris Avenue

Camana Bay

P.O. Box 1791 GT, Grand Cayman

Cayman Islands KY1-1109

STOCK EXCHANGE LISTING

Toronto Stock Exchange: WPM

New York Stock Exchange: WPM

DIRECTORS

GEORGE BRACK

JOHN BROUGH

PETER GILLIN

CHANTAL GOSSELIN

DOUGLAS HOLTBY, Chairman

CHARLES JEANNES

EDUARDO LUNA

MARILYN SCHONBERNER

GLENN IVES

RANDY SMALLWOOD

OFFICERS

RANDY SMALLWOOD

President & Chief Executive Officer

CURT BERNARDI

Senior Vice President,

Legal & Corporate Secretary

GARY BROWN

Senior Vice President

& Chief Financial Officer

PATRICK DROUIN

Senior Vice President,

Investor Relations

HAYTHAM HODALY

Senior Vice President,

Corporate Development

TRANSFER AGENT

AST Trust Company

1600 – 1066 West Hastings Street

Vancouver, BC V6E 3X1

Toll-free in Canada and the United States:

1 800 387 0825

Outside of Canada and the United States:

1 416 682 3860

E: inquiries@canstockta.com

AUDITORS

Deloitte LLP

Vancouver, BC

INVESTOR RELATIONS

PATRICK DROUIN

Senior Vice President, Investor Relations

T:  1 604 684 9648

TF: 1 800 380 8687

E:  info@wheatonpm.com

Wheaton Precious Metals is a trademark of Wheaton Precious Metals Corp. in Canada, the United States and certain other jurisdictions.

Wheaton Precious Metals Corp.
Suite 3500 – 1021 West Hastings St.
Vancouver, BC Canada V6E 0C3

T: 1 604 684 9648
F: 1 604 684 3123

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